93.


04030634

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Y&D Holdings Inc.

*CURRENT ADDRESS


PROCESSED
JUN 14 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34783 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dl

DAT : 6/14/04

FINANCIAL SUMMARY

(For the Fiscal Year 2003 Ended March 31, 2004)

May 19, 2004

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/

1. Operating Results for the Year Ended March 31, 2004 (FY2003 - April 1, 2003 - March 31, 2004)
The following figures are presented based on the mathematical sum of the non-consolidated on financial statements of Taiyo Life Insurance Company, Daido Life Insurance Company and T&D Financial Life Insurance Company.

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
FY2003 Ended Mar. 31, 2004	¥2,635,651 million	(2.5)	¥133,984 million	107.4	¥141,752 million	24.1	¥41,303 million	319.9
FY2002 Ended Mar. 31, 2003	¥2,702,965 million	-	¥64,615 million	-	¥114,211 million	-	¥9,837 million	-

Notes:
1. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal year.*
2. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans*
3. *Since FY2002 of T&D Financial Life Insurance Company was six-month period from October 1, 2002 to March 31, 2003, % change of FY2002 is omitted.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity
As of March 31, 2004	¥13,109,752 million	¥539,066 million
As of March 31, 2003	¥13,148,903 million	¥316,602 million

Note: Taiyo Life was a mutual company through March 31, 2003, therefore, Taiyo Life's shareholders' equity as of March 31, 2003 is calculated by the following computation: shareholders' equity=total reported in the balance sheet equity at end of fiscal year (¥117,249 million) - amount paid upon demutualization (¥875 million)

2. Consolidated Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year Ending Sep. 30, 2004	¥1,184,000 million	¥42,000 million	¥28,000 million
Year Ending Mar. 31, 2005	¥2,320,000 million	¥96,000 million	¥48,000 million

Note: Projected net income per share for the year ending March 31, 2005 is ¥ 190.

3. Non- Consolidated Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year Ending Sep. 30, 2004	¥8,000 million	¥5,000 million	¥5,000 million
Year Ending Mar. 31, 2005	¥26,000 million	¥21,000 million	¥22,000 million

	Annual Dividends per Share		
	Interim	Year-End	
Half-Year Ending Sep. 30, 2004	¥-	-	-
Year Ending Mar. 31, 2005	-	¥45.00	¥45.00

Note: Projected net income per share for the year ending March 31, 2005 is ¥ 90.

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Subsidiaries and Affiliates

T&D Holdings, Inc.("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Daido Life Insurance Company ("Daido Life"), Taiyo Life Insurance Company ("Taiyo Life"), and T&D Financial Life Insurance Company ("T&D Financial") (collectively, referred to below as the "Three Life Insurance Companies").

T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 21 subsidiaries and one affiliated company. Centered on the life insurance business, the Group's operations are outlined below:



T&D Holdings, Inc.
Insurance & Insurance-Related Businesses 6 companies
Insurance
*Taiyo Life Insurance Company (Life insurance business)
*Daido Life Insurance Company (Life insurance business)
*T&D Financial Life Insurance Company (Life insurance business)
Insurance-Related
*T&D Confirm Ltd. (Policyholder confirmation services)
*Toyo Insurance Agency Co., Ltd. (Insurance agent)
*Daido Management Service Co., Ltd. (Insurance agent)
Investment-Related Businesses 8 companies
Investment Advisory
*T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
*T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
*Sinopia T&D Asset Management Co., Ltd. (Investment advisory services) (Note 1)
*Taiyo Life Insurance International (U.K.) Ltd. (Investment advisory services (Note 2)
Other
*T&D Taiyo Daido Lease Co., Ltd. (Leasing)
*T&D Asset Management Cayman Inc. (Management and administration of partnership)
*Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
#A.I. Capital Ltd. (Investment in private equity funds)
Administration-Related Businesses 6 companies
Administration-Related
*T&D Customer Service Co., Ltd. (Note 3)
(Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
*Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
General Affairs and Calculation-Related
*T&D Information Systems, Ltd. (Computer software and system services)
*Zenkoku Business Center Co., Ltd. (Premium collection)
*Nihon System Shuno, Inc. (Premium collection)
*Daiko Building Service Co., Ltd. (Building cleaning)
Other Businesses 2 companies
Other
*Taiyo Building Management (Real estate management and lease agency services) (Note 4)
*Daido Kosan Co., Ltd. (Management of land and buildings, purchase and/or management of property)

*Note: Companies marked by * represent consolidated subsidiaries, and companies marked by # represent affiliated companies accounted for by the equity method.*

Note: 1. Sinopia T&D Asset Management is being liquidated pursuant to the resolution passed at the special general meeting of shareholders held on February 29, 2004.

2. Taiyo Life Insurance International (U.K.) Ltd. has been liquidated pursuant to the resolution passed at the special general meeting of shareholders held on July 29, 2002. On April 1, 2004, shares of record have not yet been canceled, but liquidation dividends were distributed.

3. Taiyo Life Office Support Co., Ltd., a Taiyo Life's subsidiary, and Daido Life Customer Services Co., Ltd., a Daido Life's subsidiary were merged on April 1, 2004 to create T&D Customer Service Co., Ltd.

4. Taiyo Building Management is being liquidated pursuant to the resolution passed at the special general meeting of shareholders held on April 28, 2004.

Management Principles and Goals

1. Basic Management Principles

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to society the Group's four management visions are as follows:

(1) To provide the best products and services to increase customer satisfaction.

(2) To increase the value of the group by expanding and creating value in areas in which the group can take full advantage of its strengths.

(3) To broadly fulfill our social responsibilities with high ethical standards and strict compliance procedures.

(4) To be an energetic group whose employees are encouraged to be creative and to take action.

2. Basic Profit Distribution Policy

T&D Holdings' basic policy is to retain necessary internal reserves for the Group as a whole while seeking to maintain a sound business base for the three life insurance companies. T&D Holdings simultaneously pursues policies aimed at increasing shareholder value and paying stable dividends.
Taiyo Life and Daido Life shareholders on the record at March 31, 2004, will receive the following share transfer distributions in lieu of dividends:

Taiyo Life Insurance Company: ¥1,500 per share of common stock
Daido Life Insurance Company: ¥3,000 per share of common stock

3. Management Goals

The T&D Life Group has set the following targets for the fiscal year ending March 31, 2005, for key management indicators.

Management indicators	Target values
Three insurance companies' aggregate new policy amount*1	¥8,100 billion
Three insurance companies' aggregate policy amount in force*1	¥59,700 billion
Three insurance companies' aggregate core profit	¥110 billion
Consolidated net income	¥48 billion
Consolidated ROE*2	9%

**1 Individual life insurance and individual annuities combined.*

**2 Consolidated ROE is calculated by the following computation: consolidated net income based on forecast for the year ending March 31, 2005 / mathematical sum of the shareholders' equity of the Three Insurance Companies as of March 31, 2004*

In addition to the above targets, T&D Life Group aims to continually increase its Embedded Value* from the perspective of boosting enterprise value. Also, to be the insurance group that customers are able to choose securely, T&D Life Group strives to maintain a high solvency margin, one of the key indicators of the business soundness of an insurance company.

*Embedded value (EV) is the sum of the adjusted net assets calculated from the balance sheet and the future business value of existing policies in force. In Europe and Canada, EV is used in evaluating the corporate value of a life insurance company. In the T&D Life Group, Daido Life began disclosing the data in the fiscal year ended March 31, 2002, followed by Taiyo Life in the fiscal year ended March 31, 2003, and T&D Financial Life in the fiscal year ended March 31, 2004, respectively.

4. Medium-Term Management Strategy

T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment" through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business

To grow and expand the Group's core business, a life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life—each of which has independent product strategies and sales strategies—within the Group.

(2) Strategically reallocating the Group resources

To enhance the Group's corporate value through strategic reallocation of group management resources to fields with high growth potentiality and profitability.

(3) Increasing operational efficiency

To achieve greater efficiency and the provision of high-quality services through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit management and risk management.

(5) Expanding the Group presence

To achieve the medium- and long-term growth of the Group by expanding the insurance businesses and entering into new business areas through alliances and M&A.

5. Future Tasks

The Japanese economy continues to move on a path of modest recovery, and domestic demand is picking up. However, the overseas situation is fraught with increasing uncertainty. As such, the future direction of the domestic economy remains unclear.

In the life insurance industry, financial deregulation is forcing participants to construct new business models and offer services that match divergent lifestyles and customer needs, fueling expectations of intensifying multilateral competition.

Amid this business environment, the Company aims to be a life insurance group that wins the trust of consumers and is rated highly by the stock market. Management remains steadfastly committed to continually improving risk management, enacting and enforcing thorough compliance policies, and achieving the Company's management visions. Management is confident that these actions will translate into higher value for the Group as a whole.

6. Basic Policy on Corporate Governance and Progress of Related Initiatives

The T&D Life Group's basic policy for corporate governance is to sustain a highly efficient and transparent management system enable flexible and well-aligned group management. T&D Holdings, in its role as a holding company, seeks to accurately assess the business risks faced by the Three Life Insurance Companies and, taking into account key management issues, makes strategic decisions for the Group as a whole and ensures that corporate resources are allocated appropriately while overseeing the management of business risk (profit management and risk management).

The Three Life Insurance Companies formulate independent marketing strategies and execute business plans along with the Group strategies with the aim of demonstrating their unique strengths to the fullest.

As such, the holding company and the Three Life Insurance Companies pursue the Group business within well-defined roles and scopes of authority.

(1) Management decision making, execution, and oversight

Corporate Governance System


T&D Holdings, Inc.
Shareholders' Meeting
Corporate Auditors
Board of Auditors
Compliance Committee
Board of Directors
Chairman/President
Management Committee
Group Risk Control Committee
Group Planning Department
Group Finance& Accounting Department
General Affairs Department
Risk Control Department
Business Auditing Department
Taiyo Life
Daido Life
T&D Financial Life
Other Group Companies

- T&D Holdings has corporate auditors. The Company proactively appoints external directors and external corporate auditors and ensures that their opinions are reflected in the Company's businesses. As of April 1, 2004, there are eight directors, one of whom is an external director, and four corporate auditors, two of whom are external—one is an attorney and the other has experience as a director/auditor at a financial institution outside of the T&D Life Group.

- To enhance deliberation of matters related to business execution, the Company has established the Management Committee comprising all full-time directors and corporate auditors.

- T&D Holdings has established the Group Risk Management Policy to define various types of risk and to clarify organization and policies regarding risk management. Also, the Company has established the Group Risk Control Committee to integrate the management of risk within the Group, with the aim of conducting thorough risk management. The committee periodically monitors various risks based on unified risk management indicators.

- The Company has established the T&D Life Group Compliance Charter and the Compliance Code of Conduct related to corporate governance, including compliance with laws and regulations. These documents serve as the basis for ongoing efforts to ensure that the Company pursues the highest-possible levels of compliance. Furthermore, the Company has established the Compliance Committee, which oversees compliance activities and initiates improvements.

- To ensure appropriate management of the T&D Life Group's information property, the Company has established the Group Information Security Policy. Specifically, the policy is aimed at ensuring that personal information held by the Group companies is handled in accordance with all relevant laws and regulations.

(2) Conflict of Interests

The Company takes steps to ensure that external directors and external corporate auditors have no conflict of interests with the Company in terms of personal, capital, and/or business relationships.

(3) Activities Conducted to Enhance Corporate Governance

The Board of Directors principally meets monthly to make decisions pertaining to business execution and in order to oversee business activities by individual directors. The Board also meets on an ad-hoc basis as necessary.

Furthermore, the Management Committee principally meets twice a month, the Group Risk Control Committee meets monthly, and the Compliance Committee meets once a quarter.

Corporate auditors attend the Board of Directors meetings to monitor business activities by individual directors. Corporate auditors also attend the meetings of the Management Committee and the Group Risk Control Committee.

7. Basic Policies Regarding Relationships with Related Parties (e.g., the parent company)

Because T&D Holdings does not have the parent company or other governing company, this item is not applicable.

Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Performance forecast for the year ending March 31, 2005 is as follows:

Consolidated

(100 Millions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year Ending Sep. 30, 2004	11,840	420	280
Year Ending Mar. 31, 2005	23,200	960	480

Non- Consolidated

(100 Millions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year Ending Sep. 30, 2004	80	50	50
Year Ending Mar. 31, 2005	260	210	220

Unaudited Pro Forma Add-Up Non-Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Pro Forma Add-Up Non-Consolidated Balance Sheets
Unaudited Pro Forma Add-Up Non-Consolidated Statements of Operations

Unaudited Pro Forma Add-Up Non-Consolidated Balance Sheets

As of March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits	¥ 345,920	2.6	¥ 372,211	2.8	¥ 26,290	$ 3,521,725
Call Loans	262,580	2.0	177,197	1.4	(85,383)	1,676,572
Monetary Claims Purchased	83,034	0.6	128,264	1.0	45,229	1,213,588
Monetary Trusts	211,276	1.6	284,953	2.2	73,677	2,696,126
Securities	8,092,476	61.6	8,482,956	64.7	390,479	80,262,620
Loans	3,462,640	26.3	3,112,986	23.8	(349,653)	29,453,937
Property and Equipment	372,052	2.8	346,329	2.6	(25,723)	3,276,845
Due from Agency	5,091	0.1	1,902	0.0	(3,189)	18,004
Due from Reinsurers	3,292	0.0	5,188	0.0	1,895	49,090
Other Assets	170,814	1.3	179,731	1.4	8,916	1,700,554
Deferred Tax Assets	139,322	1.1	25,159	0.2	(114,162)	238,049
Deferred Tax Assets on Land Revaluation	12,129	0.1	1,831	0.0	(10,297)	17,333
Reserve for Possible Loan Losses	(11,728)	(0.1)	(8,959)	(0.1)	2,768	(84,774)
Total Assets	¥13,148,903	100.0	¥13,109,752	100.0	¥ (39,150)	$ 124,039,672
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 80,510		¥ 80,902		¥ 392	$ 765,469
Policy reserve	12,079,292		11,924,179		(155,113)	112,822,209
Reserve for policyholder dividends	210,362		214,295		3,933	2,027,589
Total Policy Reserves	12,370,165	94.1	12,219,377	93.2	(150,787)	115,615,268
Due to Agency	897	0.0	452	0.0	(445)	4,277
Due to Reinsurers	811	0.0	901	0.0	90	8,528
Subordinated Bond	-	-	20,000	0.2	20,000	189,232
Other Liabilities	311,276	2.4	180,120	1.4	(131,156)	1,704,235
Reserve for Employees' Retirement Benefits	104,732	0.8	108,178	0.8	3,446	1,023,548
Reserve for Directors' and Corporate Auditors' Retirement Benefits	476	0.0	2,617	0.0	2,141	24,764
Reserve for Losses on Sale of Loans	63	0.0	64	0.0	0	612
Allowance for Policyholder Dividends	11,267	0.1	-	-	(11,267)	-
Reserve for Price Fluctuations	31,475	0.2	38,606	0.3	7,131	365,280
Deferred Tax Liabilities	257	0.0	367	0.0	109	3,478
Total Liabilities	12,831,425	97.6	12,570,686	95.9	(260,738)	118,939,226
Equity:						
Reserve for Redemption of Fund	10,000	0.1	-	-	-	-
Reserve for Revaluation	13	0.0	-	-	-	-
Surplus	127,159	1.0	-	-	-	-
Land Revaluation	(21,470)	(0.2)	-	-	-	-
Net Unrealized Gains on Securities	1,547	0.0	-	-	-	-
Total Equity	117,249	0.9	-	-	-	-
Stockholder's Equity:						
Common Stock	95,000	0.7	132,500	1.0	-	1,253,666
Capital Surplus	10,054	0.1	47,554	0.4	-	449,938
Retained Earnings	47,140	0.3	146,228	1.1	-	1,383,557
Land Revaluation	-	-	(33,460)	(0.3)	-	(316,589)
Net Unrealized Gains on Securities	48,034	0.4	246,244	1.9	-	2,329,872
Total Stockholder's Equity	200,229	1.5	539,066	4.1	-	5,100,445
Total (Stockholder's) Equity	317,478	2.4	539,066	4.1	221,587	5,100,445
Total Liabilities, Minority Interests and (Stockholder's) Equity	13,148,903	100.0	13,109,752	100.0	¥ (39,150)	$ 124,039,672

Unaudited Pro Forma Add-Up Non-Consolidated Statements of Operations

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Ordinary Revenues:						
Income from Insurance Premiums	¥ 2,004,768		¥ 1,878,572		¥ (126,195)	$ 17,774,367
Investment Income:						
Interest, dividends and income from real estate for rent	287,967		279,489		(8,477)	2,644,428
Gains from monetary trusts, net	3,554		8,468		4,914	80,124
Gains on sale of securities	103,135		121,802		18,666	1,152,446
Gains on redemption of securities	24		25		1	245
Gain from derivatives, net	21,111		15,637		(5,473)	147,958
Other investment income	8,692		10,070		1,378	95,285
Gains on separate accounts, net	-		50,748		50,748	480,162
Total Investment Income	424,485		486,242		61,756	4,600,652
Other Ordinary Income	273,711		270,836		(2,874)	2,562,551
Total Ordinary Revenues	2,702,965	100.0	2,635,651	100.0	(67,313)	24,937,571
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	1,049,020		853,975		(195,044)	8,080,003
Annuity payments	119,065		128,341		9,275	1,214,315
Insurance benefits	392,945		350,744		(42,201)	3,318,613
Surrender payments	421,956		414,907		(7,049)	3,925,700
Other payments	112,694		225,303		112,608	2,131,734
Total Insurance Claims and Other Payments	2,095,682		1,973,271		(122,411)	18,670,368
Provision for Policy and Other Reserves:						
Provision for outstanding claims	-		2,424		2,424	22,941
Provision for policy reserve	22,803		75,278		52,475	712,260
Interest portion of reserve for policyholder dividends	1,752		1,180		(572)	11,170
Total Provision for Policy and Other Reserves	24,556		78,884		54,327	746,372
Investment Expenses:						
Interest expense	2,339		2,059		(280)	19,482
Losses from monetary trusts, net	12,920		6		(12,914)	58
Losses on investments in trading securities, net	3,018		2,059		(958)	19,489
Losses on sale of securities	61,784		73,056		11,271	691,233
Devaluation losses on securities	83,651		627		(83,024)	5,939
Losses on redemption of securities	-		3		3	35
Losses from derivatives, net	630		21,565		20,934	204,042
Foreign exchange losses, net	9,698		49,214		39,515	465,650
Provision for reserve for possible loan losses	137		731		594	6,925
Write-off of loans	275		1,590		1,315	15,052
Depreciation of real estate for rent	5,467		6,568		1,101	62,147
Other investment expenses	12,204		10,789		(1,414)	102,090
Losses on separate accounts, net	41,951		-		(41,951)	-
Total Investment Expenses	234,080		168,274		(65,806)	1,592,148

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Operating Expenses	214,855		212,577		(2,278)	2,011,328
Other Ordinary Expenses	69,175		68,660		(514)	649,640
Total Ordinary Expenses	2,638,350	97.6	2,501,667	94.9	(136,682)	23,669,859
Ordinary Profit	64,615	2.4	133,984	5.1	69,369	1,267,711
Extraordinary Gains:						
Gains on sale of property, equipment and loans	947		1,422		474	13,458
Reversal of reserve for price fluctuations	52,779		-		(52,779)	-
Reversal of reserve for possible loan losses	5,565		2,865		(2,699)	27,115
Recovery from bad debts previously written-off	2,181		489		(1,692)	4,627
Other	114		304		189	2,877
Total Extraordinary Gains	61,588	2.3	5,081	0.2	(56,506)	48,078
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	4,714		16,321		11,606	154,431
Provision for reserve for price fluctuations	1,292		7,131		5,838	67,471
Impairment losses on equity securities included in trust account	57,664		-		(57,664)	-
Provision for allowance for policyholder dividends	11,267		-		(11,267)	-
Other	280		1,723		1,443	16,311
Total Extraordinary Losses	75,221	2.8	25,176	0.9	(50,044)	238,214
Provision for Reserve for Policyholder Dividends	28,372	1.0	43,656	1.7	15,284	413,061
Income Before Income Taxes	22,610	0.9	70,232	2.7	47,622	664,514
Income Taxes:						
Current	4,233	0.2	26,391	1.0	22,158	249,703
Deferred	8,539	0.3	2,537	0.1	(6,002)	24,008
Net Income	¥ 9,837	0.4	¥ 41,303	1.6	¥ 31,466	$ 390,802

Notes:

(1) The unaudited pro forma add-up non-consolidated financial statements are prepared based on mathematical sum of corresponding balances in Taiyo Life Insurance Company's, Daido Life Insurance Company's and T&D Financial Life Insurance Company's unaudited non-consolidated financial statements. They do not represents consolidated financial statements of these companies under the generally accepted accounting principles.

(2) Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(3) The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥105.69 = U.S.$1, which is the approximate rate prevailing at March 31, 2004. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

(Reference)

Non-Consolidated Finanacial Date for the Year Ended March 31, 2004 of the Three Insurance Companies

(1) Sales Results (100 Millions of Yen)

Fiscal Year Ended March 31, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financila Life	
	Amount	% Change	Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount	75,680	3.4%	28,142	29.4%	43,097	(7.8%)	4,440	(5.0%)
Surrender & Lapse Amount	51,991	(0.3%)	13,626	3.3%	33,177	0.8%	5,187	(14.4%)
Surrender & Lapse Rate	-	-	8.92%	0.26point	8.44%	(0.01point)	15.65%	(1.10point)
Policy Amount in Force	585,084	1.0%	160,778	5.3%	392,948	(0.1%)	31,357	(5.4%)

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. New policy amount includes increase from conversion.

3. % change is presented in comparison with the previous year end. (hereinafter, same if not mentioned otherwise)

(2) Assets (100 Millions of Yen)

Fiscal Year Ended March 31, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financila Life	
	Amount	% Change	Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	131,097	(0.3%)	64,095	(1.8%)	60,179	0.2%	6,822	11.2%

(3) Summary of Operations (100 Millions of Yen)

Fiscal Year Ended March 31, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financila Life	
	Amount	% Change	Amount	% Change	Amount	% Change	Amount	% Change
Ordinary Revenues	26,356	(2.5%)	12,578	(9.2%)	11,903	0.7%	1,874	38.3%
Income from Insurance Premiums	18,785	(6.3%)	7,941	(10.6%)	9,282	(6.2%)	1,561	22.6%
Investment Income/Gains	4,862	14.5%	2,615	14.0%	1,946	2.5%	300	475.3%
Ordinary Expences	25,016	(5.2%)	12,260	(10.0%)	10,855	(4.5%)	1,901	35.8%
Insurance Claimes and Other Payments	19,732	(5.8%)	9,758	(14.3%)	9,101	5.6%	872	(8.6%)
InvestmentExpenses/Losses	1,682	(28.1%)	1,178	25.9%	498	(62.9%)	5	(91.8%)
Operating Expenses	2,125	(1.1%)	855	(0.7%)	1,086	(0.5%)	183	(5.9%)
Ordinary Profit	1,339	107.4%	318	38.2%	1,047	127.7%	(26)	-
Extraordinary Losses	50	(91.8%)	2	(99.6%)	42	(32.3%)	6	780.5%
Extraordinary Gains	251	(66.5%)	72	(89.7%)	175	229.6%	4	174.8%
Provision for Reserve for Policyholder Dividends	436	-	119	Note	305	14.9%	12	(32.4%)
Net Income	413	319.9%	70	45.5%	380	232.5%	(37)	-

Notes:

1. Taiyo Life was a mutual company through March 31, 2003, therefore, 11.5 billion yen of provision for allowance for policyholder dividends is stated as an item of extraordinary losses for the year ended March 31, 2003, instead of provision for reserve for policyholder dividends.

(4) Key Indicators (100 Millions of Yen)

Fiscal Year Ended March 31, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financila Life	
	Amount	% Change	Amount	% Change	Amount	% Change	Amount	% Change
Core Profit	1,417	24.1%	375	30.7%	1,073	21.0%	(31)	-
Amount of Negative Spread	471	(33.3%)	302	(30.5%)	129	(36.7%)	39	(41.8%)
Solvency Margin Ratio	-	-	863.3%	181.8point	1,034.9%	174.7point	984.8%	(47.1point)
Adjusted Net Asset	11,191	25.7%	4,519	32.4%	6,325	22.7%	346	2.9%

(5) Unrealized Gains/Losses on Securities and Amount of Risk Monitored Loans (100 Millions of Yen)

Fiscal Year Ended March 31, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financila Life	
	Amount	% Change	Amount	% Change	Amount	% Change	Amount	% Change
Unrealized Gains/Losses on Securities	4,260	94.8%	1,689	371.1%	2,554	43.6%	16	(67.3%)
Domestic Bonds	994	(63.3%)	135	(84.8%)	849	(52.0%)	9	(81.3%)
Domestic Stocks	2,377	-	1,069	-	1,306	3,489.6%	0	-
Foreign Securities	490	200.7%	418	249.2%	81	62.5%	(8)	-
Real Estate	(212)	-	(90)	-	(122)	-	-	-
Amount of Risk Monitored Loans	246	(17.6%)	102	(7.9%)	55	(43.1%)	88	(1.7%)

Note:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

(Reference)

Non-Consolidated Forecast for the Year Ending March 31, 2005 of the Three Insurance Companies

(Billions of Yen)

		Taiyo Life		Daido Life		T&D Financial Life	
		Forecast	% change from the previous year	Forecast	% change from the previous year	Forecast	% change from the previous year
Ordinary revenues	Interim	587	(6%)	541	(10%)	70	(34%)
	Year-End	1,139	(9%)	1,048	(12%)	159	(15%)
Ordinary profit	Interim	12	(40%)	33	(50%)	(2)	(5%)
	Year-End	24	(25%)	76	(27%)	(4)	(50%)
Core profit	Interim	14	(44%)	39	(19%)	(2)	13%
	Year-End	31	(17%)	88	(18%)	(3)	4%
Net income	Interim	3	(58%)	13	(55%)	13	-
	Year-End	6	(15%)	31	(19%)	11	-
Income from Insurance Premiums		764	(4%)	859	(7%)	134	(14%)
Negative spread		43	42%	24	85%	4	At the same level as FY2003
New policy amount		3,000	7%	4,600	7%	507	14%
				Individual term life		Variable annuity	
				4,420	8%	76	(15%)
Policy amount in force		17,130	7%	39,470	At the same level as FY2003	3,108	At the same level as FY2003
				Individual term life		Variable annuity	
				35,440	1%	246	40%
Surrender and lapse rate		8.9%	At the same level as FY2003	8.5%	At the same level as FY2003	13.4%	(2.3 point)

Notes:

1. *Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.*
2. *The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.*

File No.82-34783

Consolidated Financial Summary

(For the fiscal year 2003 ended March 31, 2004)

May 19, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listing: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/
Date of Board Meeting for Settlement of Accounts: May 19, 2004
Application of U.S Accounting Standards: No

1. *Consolidated Operating Results for the Year Ended March 31, 2004 (FY2003 - April 1, 2003- March 31, 2004)*

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenue	%change	Ordinary Profit	%change	Net Income	%change
FY2003 ended March 31, 2004	¥1,273,585 million	(9.1)	¥29,504 million	40.1	¥4,292 million	170.9
FY2002 ended March 31, 2003	¥1,401,834 million	(12.6)	¥21,063 million	16.8	¥1,584 million	101.2

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2003 ended March 31, 2004	¥2,814.19	¥-	2.5%	0.5%	2.3%
FY2002 ended March 31, 2003	¥1,015.50	¥-	1.1%	0.3%	1.5%

Notes:

1. *Equity in net loss of affiliated companies: ¥1,628 million for the year ended March 31, 2004; ¥2,571 million for the year ended March 31, 2003.*
2. *Average number of outstanding shares during the term (consolidated): the year ended March 31, 2004: 1,500,000; the year ended March 31, 2003: None.*
3. *Changes in method of accounting: Applicable*
4. *% changes for ordinary revenue, ordinary profit and net income are presented in comparison with that of the previous fiscal year.*
5. *Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.3 of this material for computation of net income, net income per share and ratio of net income to shareholders' equity.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Mar. 31, 2004	¥6,427,415 million	¥221,328 million	3.4%	¥147,504.81
As of Mar. 31, 2003	¥6,549,636 million	¥115,431 million	1.8%	¥76,913.56

Notes:

1. *Number of outstanding shares at the end of the term (consolidated): as of March31, 2004: 1,500,000 shares; as of March31, 2003: None*
2. *Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.3 for computation of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.*

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY2003 ended March 31, 2004	¥(118,984) million	¥129,552 million	¥(31,086) million	¥151,436 million
FY2002 ended March 31, 2003	¥(207,657) million	¥247,581 million	¥(21,636) million	¥172,469 million

(4) Scope of Consolidation and Application of the Equity Method:

Number of consolidated subsidiaries: 7
Number of non-consolidated subsidiaries accounted for by the equity method: 0
Number of affiliates accounted for by the equity method: 3

(5) Change in Scope of Consolidation and Application of the Equity Method:

Number of companies newly consolidated:	0
Number of companies excluded from consolidation:	1
Number of companies newly accounted for by the equity method:	0
Number of companies excluded from the equity method of accounting	0

2. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Taiyo Life's consolidated forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2005* in *"Financial Summary for the Year Ended March 31, 2004* of T&D Holdings.

As of April 1, 2003, Taiyo Life Insurance Company converted from a mutual company to a joint stock corporation.

Such being the case, we presented the amounts and ratios for the fiscal year ended March 31, 2003 as a mutual company and ratios for the fiscal year ended March 31, 2004 which reflected the effects from demutualization, as follows:

Fiscal Year Ended March 31, 2003

For the fiscal year ended March 31, 2003, the Company sets up the allowance for policyholder dividends to provide for policyholder dividends to be paid after demutualization, and the amount corresponding to the provision for policyholder dividends of a mutual company, which is appropriation of surplus, was charged to the statement of operations.

In conjunction with the demutualization, certain policyholders received cash in lieu of a share allotment on or after April 1, 2003. (See Note) The amount paid (hereinafter, "the amount paid upon demutualization"), which had been included in the surplus section of the mutual company, was deducted upon demutualization and would not be included in the shareholders' equity of the joint stock corporation.

If these effects described above had been taken into consideration, the following figures and ratios would have been calculated as follows:

Net income

Net income as reported in the statement of operations [¥1,584 million]

Net income per share

(Net income [¥1,584 million] – bonus to directors and corporate auditors [¥61 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

Net income [¥1,584 million] / (total equity at beginning of fiscal year [¥117,847 million] – provision for reserve for policyholder dividends [¥10,855 million] + total equity at end of fiscal year [¥116,307 million]) / 2 x 100

Shareholders' equity

Total equity at end of fiscal year as reported in the balance sheet [¥116,307 million] – amount paid upon demutualization [¥875 million] = shareholders equity (adjusted)

Shareholders' equity ratio

Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,431,564 million] + minority interests at end of fiscal year [¥1,765 million] + total equity at end of fiscal year [¥116,307 million]) x 100

Shareholders' equity per share

(Shareholders' equity (adjusted) – bonus to directors and corporate auditors [¥61 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2004

Ratio of net income to shareholders' equity

Net income [¥4,292 million] / (total equity at beginning of fiscal year [¥116,307 million] – amount paid upon demutualization [¥875 million] + total equity at end of fiscal year [¥221,328 million]) / 2 x 100

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the Company made monetary compensation to such policyholders in accordance with the Article 89, Item 1 of the Insurance Business Law. In accordance with the Article 12 of the Enforcement Order for the Insurance Business Law, the amount of monetary compensation was equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥875 million) were calculated by multiplying the number of total shares that would have been allotted if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652 per share).

II. Management Principles and Goals

1. Basic Management Principles

Taiyo Life Insurance Company ("Taiyo Life" or the "Company") has the following management philosophy, with its firm dedication to contributing to the promotion of social welfare under the slogan of "Try and Discover."

- In undertaking the public mission of the life insurance company, we strive to contribute to the national economy and enhance the safety and comfort of society.
- We aim to become our customers' lifetime partner by providing "comprehensive life protection" through our best products and services.
- We seek to create a corporate culture that rewards the efforts of its employees with the means to realize their ambitions.

In addition, our visions in the medium-term management plan are as follows:

(1) We will become our customers' life-time partner by providing the best products and services in the retail household market.

(2) We will establish a strong business structure that makes continuously enhance our corporate value through the contribution to our income and profit.

2. Management Goals

Based on the medium-term management plan for the fiscal year started April 1, 2004, we set out the following key management targets for the fiscal year ending March 31, 2005.

We believe that our corporate value will be increased through the stepping up of the target in our plan and this will be matched with the long-term profit for all stakeholders including shareholders.

(Non-consolidated)

Management Indicators	Targets	% Change
Policy amount		
Total policy amount in force of individual insurance and annuities	¥17,130 billion	7%
New policy amount of individual insurance and annuities	¥3,000 billion	7%
Profitability		
Core profit	¥31 billion	(17%)
Net income	¥6 billion	(15%)
Capital efficiency		
ROE	3.6%	-

3. Medium-term Management Strategy

Based on our visions and basic management principles, we are implementing the strategies formulated in our medium-term management plan which are needed to improve profitability, to achieve efficient resource management and to enhance the transparency of management.

The outline of medium-term management plan for the fiscal years ending March 31, 2005 and 2006 are as follows:

(1) Retail household marketing strategy

- Build a "stronger sales promotion organization" with a solid unity of the sales front and the head office by introducing a "manager system of regional marketing headquarters."
- Strengthen the sales system toward "employment" and "nurture" of 10,000 in-house sales representatives.
- Train in-house sales representatives who have both reliable consulting knowledge and good sales ability and thus can be trusted by the customers.
- Improve the sales base of protection-oriented products.
- Obtain firm trust from the customers by enhancing customer services and their convenience.

(2) Corporate marketing strategy

- Improve profitability by selecting point sales products and target markets and reinforcing the sales force.

(3) Finance and investment strategy

- Build a portfolio of the yen interest-bearing assets from the medium-term perspective.

(4) Management base strategy

A. Enhancement of effectiveness of the compliance and risk management systems
   - Improvement in "cross-organizational cooperation" and the "internal auditing system"

B. Establishment of the framework for appropriate allocation of management resources to cope with changes in business challenges and management environment
   - More effective utilization of management resources
   - Improvement in capability and efficiency of management resources

4. Future Tasks

Amid a continuing severe business environment, we will address the following issues, among other things, in order to become a selected insurance company that earns high degree of trust from customers and shareholders.

(1) Shift to protection-oriented products

In the past, we focused on sales of savings-oriented products including short-term endowment insurance. In recent years, however, we have striven to develop and provide various attractive products to meet the diversifying needs of customers while ensuring a stronger earnings structure. Particularly, for the past few years, we have put forward the shift to sell more of protection-oriented products that offer sufficient medical and nursing care. As our business priority, we will make efforts to establish such protection-oriented products on the market and promote such sales also in future.

To evaluate the results of this issue in a timely manner, we have introduced a new indicator for corporate value (EV: Embedded Value) based on the present value of our insurance products.

To improve this indicator, we will establish a solid customer base in the retail household market in which we specialize, by employing our unique business strategy.

(2) Improvement of investment portfolio

In the fiscal year ended March 31, 2004, we improved our asset portfolio by reducing equity portfolios as well as the level of investments in and loans to the financial institutions from a viewpoint of the investment risk management.

We will, also in future, continue to further improvement in our portfolio aiming for a robust corporate structure insusceptible to the market fluctuation.

(3) Enhancement of internal auditing structure

In order to ensure the implementation of risk management, we formulated the Risk Management Basic Policy, and we have furthered carrying out thorough risk management under the centralized risk management system led by the Risk Management Committee.

In order to monitor the compliance activities, we set up the Compliance Committee to discuss and investigate compliance issues.

As regards the internal audit framework, internal audits are conducted by the Business Auditing Department to ensure that risk management and compliance structure are established and properly functioning at both head office and branch offices, and that business is conducted in accordance with the management policy and business plan. The Business Auditing Department is independent from other departments to enable it to maintain sufficient check function.

5. Basic Policy of Corporate Governance and Progress of Related Initiatives

(1) Basic policy on corporate governance

In recent years, companies have been required to improve their corporate governance. Under such circumstances, the life insurance industry has become increasingly competitive in a move toward further deregulation. It is, therefore, crucial for us to establish the management structure that can respond to dynamic changes in the market conditions.

In order to accomplish our visions, such as "We will become our customers' life-time partner by providing the best products and services in the retail household market" and "We will establish a solid business structure and continuously enhance our corporate value", we, as a core group company that has a strong position in the retail household market within the T&D Life group, will focus on enhancing our internal auditing structure and improving information disclosure to ensure an effective monitoring of the Company's management and establish a governance structure that meets the expectations of our customers and shareholders through enhanced transparency and objectivity of group-wide management.

(2) Progress of corporate governance initiatives

1) Administrative organization for managerial decision making, execution, and monitoring

The Company set up the Executive Committee which is responsible for business operations and, further, put in place a framework where the board meeting is chaired by the Chairman while the company operation is executed by the President effective January 2004, both in order to separate the management/executive function from decision-making/corporate governance function. Such separation enables to enhance the independence of the governance function of the board of directors.

With the establishment of T&D Holdings, Inc. (hereinafter, the "Holding Company") on April 1, 2004, in order to maximize the group's corporate value and enhance transparency and objectivity of group-wide management, the Holding Company administers its subsidiaries' business management (establishment of management goals and evaluation of subsidiaries' performances), allocates resources within the group, controls overall group's earnings and associated risks in a uniform manner while keeping a framework such that its subsidiaries including us can take full advantage of their unique strength to concentrate on their own life insurance businesses.

Directors are mutually supervised and also monitored by corporate auditors under the corporate auditor system. We currently have four corporate auditors, two of whom are external corporate auditors, and one staff who is exclusively assigned to the corporate auditors office, thus making our supervisory structure effective.

In addition, corporate auditors work closely with the independent certified accountants. Such independent auditors regularly report the result of their audits to corporate auditors.

We have placed a high priority on the enhancement of internal auditing to ensure the sound and appropriate operations.

In order to establish a centralized structure for compliance and risk management and to ensure its thorough implementation, the Company established several committees, such as the Compliance Committee, the Risk Management Committee, and the Special Committees Concerning the Ethical Enhancement of Sales Activities. Main members of each committee include the President of the Company as the committee chairman and directors who are responsible for performing operations. These committees strictly monitor corporate activities and operation activities of life insurance business in terms of legal issues, corporate ethics and comprehensive risk management.

Furthermore, the Company organized sub-committees under each committee in order to discuss compliance and risk management issues from a professional and practical point of view. These sub-committees include the Data Protection Committee and the Accident Prevention Committee under the Compliance Committee and the ALM (Asset-Liability Management) Committee and the Investment Risk Management Committee under the Risk Management Committee.

In addition to organizational structure mentioned above, various rules and implementation plans, such as code of conduct, code of ethics and compliance program, are prepared to ensure high ethical standards at all employee levels in performing daily operations.

The Company is also proactively conducting information disclosure to shareholders and customers to complement statutory disclosures.

2) Independence of external directors and external corporate auditors

The two external corporate auditors of the Company have no conflict of interests with the Company. We appointed an attorney as one of the external corporate auditors defined under Article 18-1 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki Kaisha).

The Company will have one external director under Article 187, paragraph 2-7-2 of the Commercial Code and two external auditors under the foregoing special law, if a proposal of appointing these persons is approved at the general shareholders' meeting to be held in June 2004. May we add that such external director and external auditors have no business relationship with us.

3) Activities Conducted to Enhance Corporate Governance

In order to enhance the management monitoring function, we have been considering inviting external directors and preparing to accept competent applicants from outside by establishing new rules in the articles of incorporation regarding the limited liability contract with external directors.

We have disclosed newly adopted management measure, Embedded Value (EV). The disclosure of EV enables us to accomplish sufficient accountability and improved management transparency.

The activities of the board of directors and committees during the year ended March 31, 2004 were as follows:

The regular meeting of the board of directors was held on a monthly basis, and extraordinary meetings were also held when deemed necessary.

The meetings of the Compliance Committee, the Risk Management Committee and the Committee concerning Ethical Enhancement of Sales Activities were in principle held quarterly, and the meeting of the Executive Committee was principally held bimonthly with additional extraordinary meetings when deemed necessary.

In terms of the sub-committees, the Accident Prevention Committee met quarterly, the ALM Committee and the Investment Risk Committee met monthly, and the Data Protection Committee met when deemed necessary.

6. Basic Policy on Relations with Related Parties (Parent Company, and Others)

T&D Holdings is the absolute parent company of Taiyo Life, Daido Life and T&D Financial Life. T&D Holdings sets strategy, conducts profit and risk management, appropriately allocates corporate resources, and sets capital policy for the Group as a whole, with the aim of increasing the corporate value of the Group. In accordance with the basic strategies of the T&D Life Group, the Company strives to protect policyholders by constructing internal management systems and ensuring financial soundness, while formulating and executing its own marketing strategy. In doing so, the Company aims to fully demonstrate its unique strengths, achieve sustainable growth in its insurance business, and expand earnings.

III. Financial Review

1. Business Results

(1) Overview of the Operations during the Fiscal Year Ended March 31, 2004

Business Environment

Japanese economy during the fiscal year ended March 31, 2004 developed on a mild recovery trend with a continued improvement in corporate earnings supported by an increase in exports and a recovery in capital investment as well as an increase in the demands for digital-related equipments. The domestic stock market also showed an upward trend expecting Japan's economic resurgence. However, uncertainty as to the economic future, such as lingering deflation and a downward pressure on corporate earnings from a sharp appreciation of the yen value could not be wiped away and thus, a full-fledged recovery in personal consumption and employment situation could not be achieved during the term.

In the life insurance industry, companies continued to face a harsh business environment where we still saw a slow recovery in income and employment and a fierce competition between the sectors due to liberalization and deregulation, which resulted in a reduction in policies in force because of a decrease in newly written policies and a still high amount of surrenders/lapse of existing insurance policies. In the investment climate, while bond prices fell owing to an increase in long-term interest rates, each company's financial conditions showed an improvement thanks to a sharp increase in its unrealized gains on securities at large fueled by worldwide stock market rally.

Overview

Under such circumstances, we have kept in mind our corporate visions, "We will become our customers' life-time partner by providing the best products and services in the retail household market" and "We will establish a strong business structure that makes continuously enhance our corporate value through the contribution to our income and profit." The Company has allocated its management resources mainly to its core business that is "sales activities of protection-oriented products focusing on the medical and nursing care through the in-house sales representatives channel in the retail household market."

In addition, on October 8, 2003, we reached a formal agreement with Daido Life Insurance Company and T&D Financial Life Insurance Company to jointly set up T&D Holdings, Inc. as of April 1, 2004.

The purpose to establish T&D Holdings, Inc. is to enhance three companies' life insurance business by riding on strength of each company's unique business model and also to achieve the group's sustainable growth and earnings increase through an intensive investment of the group's management resources in a strategic and efficient manner.

We implemented the following measures for our sales, products and services:

For sales and products, we revised our products by focusing on the improvement in the coverage mainly in the "medical care," "nursing care" and "death" protections, and promoted our sale activities for such protection-oriented products.

In April, we launched "Taiyo Life's Hoken Kumikyoku," which is our first full-fledged protection-oriented policy. This product offers not only adequate medical-care, nursing-care and death protection over a lifetime but a savings function, thereby enabling our customers to review the insurance coverage according to changes of their life cycle.

Also in April, in order to respond to changing needs in the customers' life, we introduced the "conversion system" (full conversion system), in which our customers can review their necessary protection by utilizing the existing policies. In November, we also introduced the "partial conversion system" which provides the customers with conversion to new policies leaving a part of their existing protection, as well as the "family succession system" that enables the existing coverage to be succeeded among the customer's family members. All these were implemented to review and improve our protection system.

Further, we marketed "Taiyo Life's Yasashii Hoken" (non-selection-type medical-care insurance policy) in November which provides coverages for hospitalization and surgical operation expenses caused by illness or accidents even for the customers who are not given the medical care protection by the existing products due to their anamnesis. This non-selection-type medical-care insurance policy was provided by the counter selling mainly through the in-house sales representative channels for the first time.

When selling protection-oriented products, we conducted a database-marketing to propose a detailed review of the coverage for the customers and made brochures and insurance plans complete, thereby strengthening our ability for proposal to the customers and promoting the consulting sales.

In August, we opened the "Education Center" which specially conducts an advanced education program and a practical training aiming to nurture in-house sales representatives with high consulting capability who can obtain the trust from the customers.

Regarding the asset management activities, we strived to secure interest income through loans and investments in yen-denominated bonds, currency-hedged foreign bonds. As for domestic equities, we continued to improve our portfolio including the rebalance of the portfolio centering on concentrated issues and sectors in terms of market risk management.

For customer services, in April 2003, we commenced "T&D Club Off" services for the Himawari Card members to ensure the policyholders' better health and efficient use of their own time. In this service, the club members can stay at the resort hotels both home and abroad at a special discount rate. In October, we added a new function to the Himawari Card services where the policyholders can use policy loans by telephone and over the internet. As of the end of March 2004, the number of ATM available for our card across the country became about 39,000 including ATMs owned by us, postal offices, UFJ Bank and IY Bank.

As regards administrative services, we used the comprehensive information system "NET'S01 to pursue restructuring operation process and to reduce operating costs.

Further, we proceeded with the preparatory work to establish T&D Customer Service Co., Ltd. in April 2004, which is an affiliated company designed to "enhance the level of customer services" and to "reduce operating costs." To this end, therefore, we completed the integration work of operation process in August 2003 that had been implemented from the previous fiscal year.

Result of Operations of Principal Business

1) Earnings

For the consolidated fiscal year ended March 31, 2004, ordinary revenue totaled ¥1,273.5 billion, a 9.1% fall from the previous year, consisting of income from insurance premiums and others of ¥794.1 billion, down 10.6% from the previous year, investment income of ¥260.7billion, a 13.9% increase from the previous year, and other ordinary income of ¥218.6 billion, a 23.3% drop from the previous year.

Ordinary expense totaled ¥1,244.0 billion, a 9.9% fall from the previous year, consisting of insurance claims and other payments of ¥975.8 billion, down 14.3% from the previous year, investment expenses of ¥118.8 billion, up 26.9% from the previous year, operating expenses of ¥81.4 billion, a 3.9% decline from the previous year, and equity in net loss from investment in affiliated company of ¥1.6 billion. Equity in loss of affiliated companies was attributable mainly to the net loss of T&D Financial Life Insurance Company.

As a result, ordinary profit amounted to ¥29.5 billion, a 40.1% increase from the previous year.

Extraordinary gains and losses were ¥0.3 billion, a 99.3% decline from the previous year, and ¥7.3 billion, an 89.5% decline from the previous year, respectively, and both amounts significantly decreased in comparison with the previous year. These sharp reductions are chiefly because, in the previous year, valuation losses on equities held in trust account amounting to ¥57.6 billion were posted as extraordinary losses and, in correspondence to the recognition of such losses, the reversal of reserve for price fluctuations amounting to ¥52.7 billion was recognized as extraordinary gains.

Net income, which is calculated based on ordinary profit with adjustments consisting of extraordinary gains and losses, current and deferred income taxes, and minority interest income and losses, amounted to 4.2 billion, up 171.0% from the previous year.

2) Insurance policy

a) Individual insurance/individual annuities

For the individual insurance, new policy amount written totaled ¥2,797.2 billion, a 33.8% increase from the previous year. The decrease in policy amount consists of maturity of ¥573.3 billion, a 26.0% fall from the previous year, and surrender/lapse of ¥1,201.8 billion, up 9.4% from the previous year. As a consequence, the policy amount in force at the year-end totaled ¥11,577.9 billion, up 10.3% from the previous year.

For the individual annuities insurance, new policy amount written totaled ¥17.0 billion, down 79.8% from the previous year. The policy amount decreased due to surrender/lapse of ¥160.8 billion, down 26.9% from the previous year. As a consequence, the policy amount in force at the year-end totaled ¥4,499.9 billion, a 5.6% decline from the previous year.

Individual insurance and individual annuities (Billions of Yen)

		FY 2000	FY 2001	FY 2002	FY 2003 (Current)
Individual insurance					
	New policies	1,458.1	2,047.9	2,091.0	2,797.2
	Maturity	740.1	986.7	774.7	573.3
	Surrender/lapse	847.5	900.0	1,098.7	1,201.8
	Policy in force	9,958.8	10,217.3	10,500.2	11,577.9
Individual annuities					
	New policies	473.6	140.1	84.4	17.0
	Surrender/lapse	353.5	309.6	220.1	160.8
	Policy in force	5,213.7	5,015.5	4,768.4	4,499.9
Total					
	New policies	1,931.7	2,188.1	2,175.4	2,814.2
	Maturity	740.1	986.7	774.7	573.3
	Surrender/lapse	1,201.1	1,209.6	1,318.8	1,362.6
	Policy in force	15,172.5	15,232.9	15,268.6	16,077.8

Notes:

1. *New policies written in FY 2003 include a net increase for conversion.*
2. *Amounts for individual insurance are the total of death benefit and survival benefits.*
3. *Amounts for individual annuities insurance are equal to the total of the fund to be held for an annuity for which annuity payments have not yet commenced and the amount of the policy reserve for an annuity for which payments have commenced.*

b) Group insurance/group annuities

For the group insurance, new policy amount written totaled ¥234.0 billion, up 119.2% from the previous year, and the policy amount in force at the year-end totaled ¥10,916.1 billion, down 0.6% from the previous year.

For the group annuities insurance, its policy amount in force at the year-end totaled ¥744.6 billion, down 7.1% from the previous year.

Group insurance and group annuities (Billions of Yen)

		FY 2000	FY 2001	FY 2002	FY 2003 (Current)
Group insurance					
	New policies	77.8	275.0	106.7	234.0
	Policy in force	10,378.3	11,022.7	10,979.9	10,916.1
Group annuities					
	Policy in force	788.7	813.2	801.5	744.6

Note: The amount of group annuities policy in force at the year-end represents the policy reserve.

c) Other significant issues

Core profit, a measure of a life insurance company's underlying profitability from core insurance operations, for the consolidated fiscal year ended March 31, 2004 amounted to ¥37.5 billion, a 30.7% increase from the previous year, after offsetting the negative spread of ¥30.2 billion, a 30.5% decline from the previous year.

Also, solvency margin ratio, an indicator used by Financial Service Agency ("FSA") for control purpose to monitor a life insurance company's financial soundness, as of the consolidated fiscal year-end was 863.3%, increased by 181.8 points from previous year.

Adjusted net assets, a measure used by FSA for control purpose to monitor a life insurance company's financial soundness, as of the consolidated fiscal year-end amounted to ¥451.9 billion, an increase of 32.4% over the previous year.

(2) Forecast for the Fiscal Year ending March 31, 2005

The Japanese economy for FY 2004 is expected to show a continued mild recovery at large thanks to an increase in exports and a strong development in capital investment. Corporate earnings will continue to develop on an increasing trend from possible reflationary effect of the 2004 Olympic Games in Athens. However, personal consumption and labor market conditions have not attained a full-scale recovery and factors of instability for the world economy like a bogged-down Iraqi situation and threat of terrorism will not be soon eliminated and hence there will remain a sense of uncertainty over the business climate.

The life insurance industry will continue to face fiercer competition within and outside the sector due to liberalization and deregulation and will be required to further diversify its products and services.

Under such difficult environment, we aim to pursue our medium-term management plan in order to achieve our goal to be a selected insurance company and to earn trust from our customers and shareholders.

The Company's performance forecast for the fiscal year ending March 31, 2005 is as follows. Ordinary revenues are projected to slip 9%, to ¥1,139.0 billion. Ordinary income is expected to slip 25%, to ¥24.0 billion, and net income is expected to slip 15%, to ¥6.0 billion.

2. Financial Position

(1) Balance sheet

The total assets amounted to ¥6,427.4 billion, down 1.9% from the previous year.

Assets consist mainly of securities including public and corporate bonds of ¥3,922.4 billion, 61.0% of the total assets, loans of ¥1,947.0 billion, 30.3% of the total assets, property and equipment of ¥186.8 billion, 2.9% of the total assets and cash and deposits and call loan of ¥151.6 billion, 2.4% of the total assets.

Total liabilities amounted to ¥6,204.7 billion, a 3.5% decrease from the previous year, and its major component, policy reserve, amounted to ¥5,965.9 billion, a 2.7% decline from the previous year.

Total shareholders' equity amounted to ¥221.3 billion, up 90.3% from the previous year, and its remarkable increase was due mainly to an increase in the available-for-sale securities.

(2) Cash flows

Cash flows for the consolidated fiscal year ended March 31, 2004 were summarized as follows:

Cash flows from operating activities totaled a net outflow of ¥118.9 billion, due primarily to a significant reduction in the amount of reversal of policy reserve from ¥224.6 billion in the previous year to ¥168.2 billion this year.

Cash flows from investing activities totaled a net inflow of ¥129.5 billion, reflecting that amount of collection of loans of ¥849.9 billion exceeded investment in loans of ¥589.3 billion.

Cash flows from financing activities totaled a net outflow of ¥31.0 billion due to repayment of subordinated borrowings of ¥50 billion to banks while fundraise ¥20 billion through the issuance of the subordinated bonds.

As a result, cash and cash equivalents at the end of the year amounted to ¥151.4 billion, decreased by ¥20.5 billion from the beginning of the year.

3. Supplementary data

a. Profit/Loss Status for the Fiscal Year Ended March 31, 2004 (Consolidated)

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Increase (decrease)	% change from the previous fiscal year
Ordinary Revenue	1,401,834	1,273,585	(128,249)	(9.1)
Income from insurance premiums	887,942	794,168	(93,773)	(10.6)
Insurance premiums	887,784	794,016	(93,767)	(10.6)
Investment income	229,025	260,793	31,767	13.9
Interests, dividends and income	149,645	143,343	(6,302)	(4.2)
Gains on sale of securities	70,429	88,494	18,064	25.6
Gains from derivatives, net	—	15,637	15,637	—
Other ordinary income	284,866	218,623	(66,243)	(23.3)
Policy reserve	224,601	168,299	(56,301)	(25.1)
Ordinary Expenses	1,380,770	1,244,081	(136,689)	(9.9)
Insurance claims and other payments	1,138,322	975,834	(162,488)	(14.3)
Insurance claims	718,110	508,633	(209,476)	(29.2)
Insurance benefits	121,707	117,364	(4,343)	(3.6)
Surrender payments	174,597	180,388	5,791	3.3
Provision for policy and other reserves	564	2,606	2,041	361.4
Investment expenses	93,621	118,831	25,210	26.9
Losses on sale of securities	42,100	62,911	20,810	49.4
Devaluation losses on securities	24,930	279	(24,651)	(98.9)
Foreign exchange losses, net	8,235	43,923	35,687	433.3
Operating expenses	84,795	81,460	(3,335)	(3.9)
Other ordinary expenses	60,895	63,719	2,824	4.6
Equity in net loss of affiliated companies	2,571	1,628	(943)	(36.7)
Ordinary Profit	21,063	29,504	8,440	40.1
Extraordinary Gains	55,045	365	(54,680)	(99.3)
Reversal of reserve for price fluctuations	52,779	-	(52,779)	(100.0)
Extraordinary Losses	70,481	7,397	(63,083)	(89.5)
Impairment losses on equity securities included in trust account	57,664	-	(57,664)	(100.0)
Provision for allowance for policyholder dividends	11,267	-	(11,267)	(100.0)
Provision for Reserve for Policyholder Dividends	-	11,915	11,915	-
Income before Income Taxes	5,628	10,556	4,928	87.6
Income Taxes				
Current	171	363	192	112.5
Deferred	3,736	5,785	2,049	54.8
Minority Interests	136	114	(21)	(16.1)
Net Income	1,584	4,292	2,708	171.0

b. Principal Business Performance for the Fiscal Year Ended March 31, 2004 (Non-Consolidated)

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Increase (decrease)	% change from the previous fiscal year
New Policy Amount	2,175,488	2,814,284	638,795	29.4%
Policy Amount in Force	15,268,605	16,077,894	809,289	5.3
Core Profit	28,734	37,551	8,817	30.7
Negative Spread Amount	43,450	30,217	(13,232)	(30.5)
Solvency Margin Ratio	681.5%	863.3%	181.8%	-
Adjusted Net Assets	341,261	451,936	110,675	32.4

Note Amounts for "New Policy Amount" and "Policy Amount in Force" represent the total of individual insurance and insurance annuities.

IV. Unaudited Consolidated Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Consolidated Balance Sheets
Unaudited Consolidated Statements of Operations
Unaudited Consolidated Statements of Surplus
Unaudited Consolidated Statements of Cash Flows
Notes to Unaudited Consolidated Financial Statements

Unaudited Consolidated Balance Sheets

As of March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits	¥ 45,264	0.7	¥ 49,449	0.8	¥ 4,185	$ 467,870
Call Loans	127,580	1.9	102,197	1.6	(25,383)	966,950
Monetary Claims Purchased	41,966	0.6	55,092	0.9	13,125	521,261
Monetary Trusts	55,619	0.8	30,880	0.5	(24,738)	292,184
Securities	3,662,688	55.9	3,922,450	61.0	259,762	37,112,787
Loans	2,207,937	33.7	1,947,082	30.3	(260,855)	18,422,579
Property and Equipment	194,088	3.0	186,878	2.9	(7,209)	1,768,180
Due from Reinsurers	24	0.0	86	0.0	61	818
Other Assets	126,725	1.9	127,164	2.0	438	1,203,183
Deferred Tax Assets	79,222	1.2	8,996	0.1	(70,225)	85,125
Deferred Tax Assets on Land Revaluation	12,129	0.2	1,831	0.0	(10,297)	17,333
Reserve for Possible Loan Losses	(3,610)	(0.1)	(4,695)	(0.1)	(1,084)	(44,426)
Total Assets	¥ 6,549,636	100.0	¥ 6,427,415	100.0	¥ (122,220)	$ 60,813,849
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 18,399		¥ 20,824		¥ 2,424	$ 197,034
Policy reserve	6,134,247		5,965,947		(168,299)	56,447,603
Reserve for policyholder dividends	67,293		73,396		6,102	694,446
Total Policy Reserves	6,219,940	95.0	6,060,167	94.3	(159,772)	57,339,084
Due to Reinsurers	25	0.0	32	0.0	6	306
Subordinated bond	-		20,000	0.3	20,000	189,232
Other Liabilities	168,433	2.6	84,351	1.3	(84,081)	798,102
Reserve for Employees' Retirement Benefits	29,158	0.4	31,563	0.5	2,405	298,646
Reserve for Directors' and Corporate Auditors' Retirement Benefits	492	0.0	1,020	0.0	528	9,658
Allowance for Policyholder Dividends	11,267	0.2	-	-	(11,267)	-
Reserve for Price Fluctuations	2,132	0.0	7,591	0.1	5,459	71,831
Deferred Tax Liabilities	112	0.0	50	0.0	(62)	476
Total Liabilities	6,431,564	98.2	6,204,778	96.5	(226,785)	58,707,339
Minority Interests	1,765	0.0	1,308	0.0	(456)	12,378
Equity:						
Reserve for Redemption of Fund	10,000	0.2	-	-	-	-
Reserve for Revaluation	13	0.0	-	-	-	-
Surplus	125,973	1.9	-	-	-	-
Land Revaluation	(21,470)	(0.3)	-	-	-	-
Net Unrealized Gains on Securities	1,842	0.0	-	-	-	-
Translation Adjustments	(51)	(0.0)	-	-	-	-
Total Equity	116,307	1.8	-	-	-	-
Stockholder's Equity:						
Common Stock						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	-	-	37,500	0.6	-	354,811
Capital Surplus	-	-	37,500	0.6	-	354,811
Retained Earnings	-	-	65,037	1.0	-	615,356
Land Revaluation	-	-	(33,460)	(0.5)	-	(316,589)
Net Unrealized Gains on Securities	-	-	114,751	1.8	-	1,085,740
Total Stockholder's Equity	-	-	221,328	3.4	-	2,094,130
Total Liabilities, Minority Interests and (Stockholder's) Equity	¥ 6,549,636	100.0	¥ 6,427,415	100.0	¥ (122,220)	$ 60,813,849

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Operations

Years ended March 31,		2003 (Millions of yen)	%		2004 (Millions of yen)	%		Increase (decrease)		2004 (Thousands of U.S. dollars)
Ordinary Revenues:										
Income from Insurance Premiums	¥	887,942		¥	794,168		¥	(93,773)	$	7,514,127
Investment Income:										
Interest, dividends and income from real estate for rent		149,645			143,343			(6,302)		1,356,260
Gains from monetary trusts, net		3,554			1,428			(2,125)		13,513
Gains on sale of securities		70,429			88,494			18,064		837,298
Gains from derivatives, net		-			15,637			15,637		147,958
Other investment income		5,395			7,231			1,835		68,423
Gains on separate accounts, net		-			4,658			4,658		44,076
Total Investment Income		229,025			260,793			31,767		2,467,532
Other Ordinary Income		284,866			218,623			(66,243)		2,068,537
Total Ordinary Revenues		1,401,834	100.0		1,273,585	100.0		(128,249)		12,050,196
Ordinary Expenses:										
Insurance Claims and Other Payments:										
Insurance claims		718,110			508,633			(209,476)		4,812,505
Annuity payments		87,121			96,562			9,440		913,634
Insurance benefits		121,707			117,364			(4,343)		1,110,457
Surrender payments		174,597			180,388			5,791		1,706,769
Other payments		36,784			72,885			36,100		689,616
Total Insurance Claims and Other Payments		1,138,322			975,834			(162,488)		9,232,984
Provision for Policy and Other Reserves:										
Provision for outstanding claims		-			2,424			2,424		22,941
Interest portion of reserve for policyholder dividends		564			182			(382)		1,723
Total Provision for Policy and Other Reserves		564			2,606			2,041		24,665
Investment Expenses:										
Interest expense		1,982			2,047			65		19,376
Losses on sale of securities		42,100			62,911			20,810		595,243
Devaluation losses on securities		24,930			279			(24,651)		2,640
Losses from derivatives, net		630			-			(630)		-
Foreign exchange losses, net		8,235			43,923			35,687		415,589
Provision for reserve for possible loan losses		-			1,317			1,317		12,466
Write-off of loans		373			223			(149)		2,119
Depreciation of real estate for rent		2,373			3,479			1,105		32,919
Other investment expenses		3,888			4,649			760		43,989
Losses on separate accounts, net		9,106			-			(9,106)		-
Total Investment Expenses		93,621			118,831			25,210		1,124,343

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Operating Expenses	84,795		81,460		(3,335)	770,749
Other Ordinary Expenses	60,895		63,719		2,824	602,888
Equity in Net Loss of Affiliated Companies	2,571		1,628		(943)	15,407
Total Ordinary Expenses	1,380,770	98.5	1,244,081	97.7	(136,689)	11,771,038
Ordinary Profit	21,063	1.5	29,504	2.3	8,440	279,158
Extraordinary Gains:						
Gains on sale of property and equipment	2		-		(2)	-
Reversal of reserve for price fluctuations	52,779		-		(52,779)	-
Reversal of reserve for possible loan losses	2,112		-		(2,112)	-
Recoveries from bad debts previously written-off	-		241		241	2,283
Gains on loan acquired	-		114		114	1,080
Other	152		10		(142)	96
Total Extraordinary Gains	55,045	3.9	365	0.0	(54,680)	3,460
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	852		1,402		549	13,270
Provision for reserve for price fluctuations	-		5,459		5,459	51,656
Impairment losses on equity securities included in trust account	57,664		-		(57,664)	-
Provision for allowance for policyholder dividends	11,267		-		(11,267)	-
Other	695		535		(159)	5,068
Total Extraordinary Losses	70,481	5.0	7,397	0.6	(63,083)	69,995
Provision for Reserve for Policyholder Dividends	-		11,915	0.9	11,915	112,744
Income Before Income Taxes	5,628	0.4	10,556	0.8	4,927	99,879
Income Taxes:						
Current	171	0.0	363	0.0	192	3,437
Deferred	3,736	0.3	5,785	0.5	2,049	54,744
Minority Interests	136	0.0	114	0.0	(21)	1,080
Net Income	¥ 1,584	0.1	¥ 4,292	0.3	¥ 2,708	$ 40,616

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Surplus

Years ended March 31,	2003 (Millions of yen)	2004 (Millions of yen)	Increase (decrease)	2004 (Thousands of U.S. dollars)
Balance at Beginning of Year	¥ 137,787	¥ -	¥ -	$ -
Additions:				
Net income	1,584	-	-	-
Increase in surplus due to reverse of land revaluation	306	-	-	-
Increase in surplus due to deconsolidated companies	1,157	-	-	-
Total additions	3,048	-	-	-
Deductions:				
Transfer to reserve for policyholder dividends	10,855	-	-	-
Transfer to redemption reserve fund	3,000	-	-	-
Interest on fund	874	-	-	-
Bonus to directors and corporate auditors	58	-	-	-
Decrease in surplus due to deconsolidated companies	74	-	-	-
Total deductions	14,862	-	-	-
Balance at End of Year	¥ 125,973	¥ -	¥ -	$ -
Capital Surplus:				
Balance at beginning of year	-	37,500	-	354,811
Balance at End of Year	¥ -	¥ 37,500	¥ -	$ 354,811
Retained Earnings:				
Balance at beginning of year	-	60,110	-	568,748
Addition:				
Net income	-	4,292	-	40,616
Increase in surplus due to reverse of land revaluation	-	1,081	-	10,230
Total addition	-	5,374	-	50,846
Deduction:				
Dividends on common stock	-	-	-	-
Bonus to directors	-	36	-	345
Bonus to corporate auditors	-	14	-	136
Decrease in retained earnings due to sale of investment in subsidiaries	-	397	-	3,756
Total deduction	-	447	-	4,238
Balance at End of Year	¥ -	¥ 65,037	¥ -	$ 615,356

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Cash Flows

Years ended March 31,	2003 (Millions of yen)	2004 (Millions of yen)	Increase (decrease)	2004 (Thousands of U.S. dollars)
Cash flows from operating activities:				
Income before income taxes	¥ 5,628	¥ 10,556	¥ 4,927	$ 99,879
Depreciation of real estate for rent	2,373	3,479	1,105	32,919
Amortization of goodwill due to consolidation	38	53	14	506
Other depreciation and amortization	4,377	4,977	599	47,092
Increase (decrease) in reserve for outstanding claims	(4,058)	2,424	6,483	22,941
Decrease in policy reserve	(224,601)	(168,299)	56,301	(1,592,392)
Increase in interest portion of reserve for policyholder dividends	564	182	(382)	1,723
Increase in provision for reserve for policyholder dividends	-	11,915	11,915	112,744
Increase (decrease) in reserve for possible loan losses	(2,265)	1,084	3,350	10,263
Increase in reserve for employees' retirement benefits	4,084	2,405	(1,679)	22,759
Increase (decrease) in allowance for policyholder dividends	11,267	(11,267)	(22,535)	(106,613)
Transfer from allowance for policyholder dividends to reserve for policyholder dividends	-	11,267	11,267	106,613
Increase (decrease) in reserve for price fluctuations	(52,779)	5,459	58,238	51,656
Interest, dividends and income from real estate for rent	(149,645)	(143,343)	6,302	(1,356,260)
(Gains) losses on investment securities	60,460	(47,028)	(107,488)	(444,964)
Interest expense	1,982	2,047	65	19,376
Exchange losses	8,235	43,883	35,647	415,206
Losses on sale or disposal of property and equipment	850	1,402	551	13,270
Equity in net losses of affiliated companies	2,571	1,628	(943)	15,407
Increase in due from reinsurers	(23)	(61)	(37)	(583)
(Increase) decrease in other assets	(7,104)	745	7,850	7,056
Increase in due to reinsurers	1	6	5	63
Increase decrease in other liabilities	1,634	3,002	1,368	28,412
Other, net	171	465	293	4,403
Sub-total	(336,232)	(263,011)	73,221	(2,488,517)
Interest, dividends and income from real estate for rent received	149,063	163,573	14,510	1,547,673
Interest paid	(1,855)	(2,165)	(310)	(20,490)
Policyholder dividends	(18,162)	(17,263)	899	(163,342)
Income taxes paid	(469)	(117)	352	(1,108)
Net cash used in operating activities	¥ (207,657)	¥ (118,984)	¥ 88,673	$ (1,125,785)

Years ended March 31,	2003 (Millions of yen)	2004 (Millions of yen)	Increase (decrease)	2004 (Thousands of U.S. dollars)
Cash flows from investing activities:				
Net decrease in short-term investments	¥ 534	¥ 164	¥ (369)	$ 1,561
Investments in monetary claims purchased	(156,976)	(116,986)	39,990	(1,106,886)
Proceeds from sale and redemption of monetary claims purchased	170,166	103,564	(66,602)	979,886
Investments in monetary trusts	(2,271)	-	2,271	-
Proceeds from monetary trusts	46,139	24,684	(21,455)	233,557
Purchase of securities	(3,062,353)	(2,877,890)	184,462	(27,229,548)
Sale and redemption of securities	3,176,026	2,750,760	(425,265)	26,026,685
Investment in loans	(677,181)	(589,309)	87,872	(5,575,828)
Collection of loans	759,781	849,916	90,135	8,041,596
Other, net	1,231	(15,606)	(16,837)	(147,658)
Sub-total	255,096	129,297	(125,799)	1,223,366
Total of net cash provided by operating activities and investment transactions as above	47,439	10,313	(37,126)	97,581
Purchase of property and equipment	(7,921)	(3,541)	4,380	(33,507)
Proceeds from sale of property and equipment	375	3,796	3,420	35,922
Net cash received related to purchase of subsidiaries	30	-	(30)	-
Net cash provided by investing activities	247,581	129,552	(118,028)	1,225,781
Cash flows from financing activities:				
Proceeds from debt	9,350	6,350	(3,000)	60,081
Repayments of debt	(6,075)	(56,532)	(50,457)	(534,885)
Proceeds from issuance of subordinated bond	-	20,000	20,000	189,232
Repayments of fund	(24,000)	-	24,000	-
Interest paid related to fund	(874)	-	874	-
Payments related to Article 12 of implementation for the Insurance Business Law	-	(875)	(875)	(8,286)
Other, net	(36)	(28)	7	(270)
Net cash used in financing activities	(21,636)	(31,086)	(9,450)	(294,129)
Effect of exchange rate changes on cash and cash equivalents	2	-	(2)	-
Net increase (decrease) in cash and cash equivalents	18,290	(20,517)	(38,808)	(194,133)
Cash and cash equivalents at beginning of year	154,178	172,469	18,290	1,631,839
Decrease in cash and cash equivalents due to deconsolidated subsidiaries	-	(514)	(514)	(4,871)
Cash and cash equivalents at end of year	¥ 172,469	¥ 151,436	¥ (21,032)	$ 1,432,834

See notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the year ended March 31, 2004 was 7. During the year ended March 31, 2004, Taiyo Life Insurance International (U.K) Ltd. was excluded from consolidation due to liquidation.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended March 31, 2004 was 3.

There are other affiliated companies which are accounted for under the cost method. The aggregate impact of such companies to the consolidated financial statements is immaterial.

Further information for consolidated subsidiaries and affiliated companies is shown in I. "Subsidiaries and affiliates".

The financial statements of a subsidiary located outside Japan are prepared with a fiscal year end of December 31. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including derivatives and securities) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate in March.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of a subsidiary located outside Japan are translated into Japanese yen at the exchange rate in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. Unrealized gains and losses on trading securities are reported in the statement of operations. In respect of the calculation of the fair value, the average price in March is applied for equity securities and the month-end price of March is applied for securities other than equity securities. Unrealized gains and losses on marketable available-for sale securities are reported as a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance; (3) 'lump-sum endowment insurance' policies; and (4) 'personal pension insurance' policies during the year ended March 31, 2002. During the year ended March 31, 2003, the Company combined saving-oriented products categories such as 'lump-sum endowment insurance' and 'personal pension insurance' with the category of 'personal insurance policies with maturity less than 25 years'. Such combination was decided because the Company found the difficulty to maintain an appropriate level of volume of investment relating to these product categories due to shifts from saving-oriented products to protection-oriented products. There were no impacts on financial statements due to such combination.

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, by comparison of the duration of bonds with that of underlying policies.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualization. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are treated as an appropriation of surplus in a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Such dividends are recorded as expenses in a joint stock corporation. Since the Company converted its organization from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends for the year ended March 31, 2003 through this allowance.

(h) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses and unrecognized net obligation at transition are charged or credited to income when incurred.

(j) Reserve for directors' and corporate auditors' retirement benefits

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company and its consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

Through the year ended March 31, 2003, retirement benefits of annuity payments paid to directors and corporate auditor are charged to income as paid, because amounts vary with circumstances and it is not practicable to compute the liability for future payments. However, during the year ended March 31, 2004, the Company started providing reserve for directors' and corporate auditors' retirement benefits based on change of the Company's retirement benefit guideline in order to improve the financial condition after March 31, 2004. As a result of the accounting change, ordinary profit decreased by ¥157 million (U.S.$1,485 thousand) and income before income taxes decreased by ¥525 million (U.S.$4,967 thousand) for the year ended March 31, 2004.

(k) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(l) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 3 to 50 years for buildings and structures and 3 to 20 years for equipment. Accumulated depreciation of property and equipment as of March 31, 2004 was ¥94,196 million (U.S.$891,256 thousand).

(m) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of five years.

(n) Issuance costs of stock and bond

Issuance costs of common stock and subordinated bond are charged to other ordinary expenses as incurred.

(o) Leases

The Company and its consolidated subsidiaries are party to lease contracts both as a lessee and as a lessor.

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(p) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is reported as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to unappropriated retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2004 accounted to ¥9,002 million (U.S.$85,178 thousand).

(q) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but their contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The Company designates specifically derivative financial instruments as hedging instruments. Although insurance companies in Japan are allowed to use hedge accounting to macro hedge designation, the Company does not apply such designation.

(r) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(s) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥105.69 = U.S.$1, which is the approximate rate prevailing at March 31, 2004. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance commissions amounting to ¥157 million and ¥151 million (U.S.$1,430 thousand) for the years ended March 31, 2003 and 2004, respectively.

4. Investments in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 are summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Securities:			
Trading	¥ 51,290	¥ 15,422	$ 145,919
Available-for-sale:			
with fair value	2,581,565	2,305,003	21,809,098
without fair value	98,154	98,684	933,717
	2,679,719	2,403,688	22,742,816
Held-to-maturity:			
with fair value	7,459	145,389	1,375,624
Policy-reserve-matching:			
with fair value	909,294	1,344,926	12,725,197
Non-consolidated subsidiaries and affiliates	14,923	13,024	123,230
Total	¥ 3,662,688	¥ 3,922,450	$ 37,112,787
Monetary trusts:			
Trading	¥ 55,569	¥ 30,830	$ 291,711
Available-for-sale:			
without fair value	50	50	473
Total	¥ 55,619	¥ 30,880	$ 292,184

Fair value information on securities and monetary trusts classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 are summarized below:

	As of March 31,			
	2003		2004	
	Fair value	Unrealized Gains (Losses)	Fair value	Unrealized Gains (Losses)
	(Millions of yen)			
Securities	¥ 51,290	¥ (4,820)	¥ 15,422	¥ 7,669
Monetary trusts	55,569	1,633	30,830	(54)
Total	¥ 106,860	¥ (3,187)	¥ 46,253	¥ 7,615

	As of March 31, 2004	
	Fair value	Unrealized Gains (Losses)
	(Thousands of U.S. dollars)	
Securities	$ 145,919	$ 72,568
Monetary trusts	291,711	(511)
Total	$ 437,631	$ 72,057

Fair value information on securities classified as investments in available-for-sale, held-to-maturity securities and policy-reserve-matching bonds held by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 is summarized below:

	As of March 31, 2003		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Available-for-sale:			
Domestic bonds	¥ 1,499,778	¥ 56,430	¥ (779)
Domestic stocks	360,148	10,356	(73,382)
Foreign securities	679,699	34,208	(22,233)
Other securities	41,938	83	(2,531)
Total	¥ 2,581,565	¥ 101,079	¥ (98,927)

During the year ended March 31, 2003, impairment losses with respect to the above securities of ¥82,272 million were charged to income.

	As of March 31, 2003		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds	¥ 7,459	¥ 717	¥ -

	As of March 31, 2003		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Policy-reserve-matching:			
Domestic bonds	¥ 909,294	¥ 32,869	¥ (37)

	As of March 31, 2004		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Available-for-sale:			
Domestic bonds	¥ 927,149	¥ 26,397	¥ (2,748)
Domestic stocks	522,556	114,050	(7,054)
Foreign securities	771,914	47,301	(5,488)
Other securities	83,383	6,926	(255)
Total	¥ 2,305,003	¥ 194,676	¥ (15,547)

During the year ended March 31, 2004, impairment losses with respect to the above securities of ¥239 million (U.S.$2,261 thousand) were charged to income.

	As of March 31, 2004		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds	¥ 145,389	¥ 760	¥ (1,785)

	As of March 31, 2004		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Policy-reserve-matching:			
Domestic bonds	¥ 1,344,926	¥ 6,102	¥ (15,093)

	As of March 31, 2004		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Available-for-sale:			
Domestic bonds	$ 8,772,347	$ 249,765	$ (26,004)
Domestic stocks	4,944,242	1,079,106	(66,744)
Foreign securities	7,303,569	447,553	(51,933)
Other securities	788,940	65,534	(2,418)
Total	$ 21,809,098	$ 1,841,959	$ (147,101)

	As of March 31, 2004		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Held-to-maturity:			
Domestic bonds	$ 1,375,624	$ 7,199	$ (16,896)

	As of March 31, 2004		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Policy-reserve-matching:			
Domestic bonds	$ 12,725,197	$ 57,740	$ (142,805)

Securities classified as available-for-sale securities without readily obtainable fair value held by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 are summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. Dollars)
Available-for-sale:			
Domestic stocks	¥ 8,102	¥ 7,745	$ 73,281
Foreign securities	90,000	90,887	859,948
Other securities	52	51	487
Total	¥ 98,154	¥ 98,684	$ 933,717

Impairment losses with respect to the above securities of ¥322 million and ¥40 million (U.S.$378 thousand) were charged to income during the years ended March 31, 2003 and 2004, respectively.

Gross gains of ¥48,650 million and ¥77,594 million (U.S.$734,174 thousand), and gross losses of ¥40,613 million and ¥56,821 million (U.S.$537,622 thousand) were recorded on the sale of securities classified as available-for-sale for the years ended March 31, 2003 and 2004, respectively. Total proceeds on such sales amounted to ¥1,357,727 million and ¥1,806,259 million (U.S.$17,090,161 thousand) for the years ended March 31, 2003 and 2004, respectively.

Gross gains of ¥20,901 million and ¥10,980 million (U.S.$103,892 thousand), and gross losses of ¥1,486 million and ¥5,977 million (U.S.$56,560 thousand) were recorded through the sale of securities classified as policy-reserve-matching bonds for the year ended March 31, 2003 and 2004, respectively. Total proceeds on such sales amounted to ¥1,333,339 million and ¥676,569 million (U.S.$6,401,453 thousand) for the years ended March 31, 2003 and 2004, respectively.

During the year ended March 31, 2003, the Company sold certain held-to-maturity securities, with a net book value of ¥7,714 million, and recognized net gains amounted to ¥736 million. In addition, the Company reclassified certain held-to-maturity securities, with a net book value of ¥152,858 million, into available-for-sale securities. This is because, as described in 1 (d) above, the Company reorganized the classification for policy-reserve-matching-bonds. In that respect, certain held-to-maturity securities, related to category to be integrated into the other category, were no longer required to be remained as held-to-maturity securities due to the change of the future cash projection. As the result of the change of the classification of such held-to-maturity securities, the balance of securities increased by ¥3,279 million and net unrealized gains on securities increased by ¥2,095 million.

The carrying value of bonds classified as available-for-sale, held-to-maturity securities and policy-reserve-matching bonds at March 31, 2003 and 2004, by contractual maturity date, is shown below:

	As of March 31, 2003				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Domestic bonds	¥ 245,858	¥ 1,094,790	¥ 883,471	¥ 192,412	¥ 2,416,532
Foreign securities	13,250	224,403	304,960	87,798	630,413
Other securities	41	13,297	15,204	-	28,543
Total	¥ 259,151	¥ 1,332,491	¥ 1,203,636	¥ 280,210	¥ 3,075,489

	As of March 31, 2004				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Domestic bonds	¥ 293,356	¥ 940,512	¥ 947,909	¥ 235,686	¥ 2,417,465
Foreign securities	20,877	347,830	297,550	80,178	746,436
Other securities	61	5,131	5,033	-	10,225
Total	¥ 314,295	¥ 1,293,473	¥ 1,250,493	¥ 315,864	¥ 3,174,127

	As of March 31, 2004				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Thousands of U.S. dollars)				
Domestic bonds	$ 2,775,635	$ 8,898,780	$ 8,968,774	$ 2,229,978	$ 22,873,168
Foreign securities	197,533	3,291,042	2,815,311	758,617	7,062,504
Other securities	581	48,547	47,623	-	96,753
Total	$ 2,973,750	$ 12,238,370	$ 11,831,709	$ 2,988,595	$ 30,032,426

5. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 213	$ 2,021
Past due loans	3,493	33,050
Loans overdue for three months or more	6,091	57,638
Restructured loans	789	7,473
Total	¥ 10,588	$ 100,183

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2004 amounted to ¥58 million (U.S.$552 thousand). Past due loans decreased due to write-offs by ¥225 million (U.S.$2,138 thousand) for the year ended March 31, 2004.

The Company's outstanding loan commitments with borrowers as of March 31, 2004 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Total loan commitment	¥ 14,325	$ 135,537
Less amount drawn down	-	-
Unused loan commitment	¥ 14,325	$ 135,537

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures consist ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

6. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal guidelines such as total notional amount, credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. The front, back and middle offices are performed by different departments for each dealing function. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of March 31, 2003 and 2004. Notional amounts do not represent exposure to credit loss.

	As of March 31, 2003			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Millions of yen)			
Interest rate swaps	¥ 253,447	¥ 183,555	¥ 14,289	¥ 14,289
Foreign exchange contracts sold	-	396,180	401,455	(5,275)
Foreign exchange contracts bought	-	27,510	27,570	60
Foreign currency options sold (call)	-	47,730	359	(75)
Foreign currency options bought (put)	-	44,800	13	(271)
Bond options bought (call)	-	5,000	8	1
Bond options bought (put)	-	22,000	27	73
Credit derivatives sold	10,000	-	(69)	(69)
Total valuation gains, net				¥ 8,733

	As of March 31, 2004			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Millions of yen)			
Interest rate swaps	¥ 192,993	¥ 98,770	¥ 7,118	¥ 7,118
Foreign exchange contracts sold	-	634,034	612,246	21,787
Stock index options sold (put)	-	79,947	2,393	(2,197)
Total valuation gains, net				¥ 26,708

	As of March 31, 2004			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Thousands of U.S. dollars)			
Interest rate swaps	$ 1,826,028	$ 934,532	$ 67,349	$ 67,349
Foreign exchange contracts sold	-	5,998,999	5,792,850	206,149
Stock index options sold (put)	-	756,429	22,643	(20,793)
Total valuation gains, net				$ 252,705

7. Separate Accounts

The balance sheet includes ¥16,125 million (U.S.$152,570 thousand) of assets and liabilities in equal amounts related to separate accounts, as of March 31, 2004.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

8. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

(1) As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2003 and 2004 are summarized as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 2,255	¥ 2,612	$ 24,714
Other	62	26	249
Total	2,317	2,638	24,964
Accumulated depreciation:			
Equipment	875	1,364	12,911
Other	38	11	107
Total	913	1,375	13,018
Net carrying value:			
Equipment	1,380	1,247	11,803
Other	23	15	142
Total	¥ 1,404	¥ 1,262	$ 11,946

Obligation under finance leases as of March 31, 2003 and 2004 are as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 456	¥ 516	$ 4,887
Due after one year	1,004	811	7,678
Total	¥ 1,461	¥ 1,328	$ 12,565

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2003 and 2004 were ¥541 million and ¥599 million (U.S.$5,672 thousand), respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2003 and 2004 are as follows:

	For the years ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Depreciation	¥ 482	¥ 533	$ 5,048
Imputed interest cost	80	75	712

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

(2) As Lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards for the years ended March 31, 2003 and 2004 are summarized as follows.

Leased assets included in the accompanying balance sheets accounted for under the operating lease accounting are summarized as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 53,822	¥ 59,587	$ 563,791
Other	3,063	3,889	36,802
Total	56,885	63,476	600,594
Accumulated depreciation:			
Equipment	27,824	33,305	315,123
Other	1,021	1,555	14,716
Total	28,846	34,860	329,840
Carrying value:			
Equipment	25,998	26,281	248,667
Other	2,041	2,334	22,085
Total	¥ 28,039	¥ 28,615	$ 270,753

The amounts equivalent to the minimum lease payments to be received as of March 31, 2003 and 2004 are as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 11,633	¥ 11,771	$ 111,374
Due after one year	22,547	24,036	227,429
Total	¥ 34,181	¥ 35,808	$ 338,804

Gross lease income, recovery to the principal amount and net lease income if the Company applied the finance lease accounting to non-ownership-transfer finance leases for the years ended March 31, 2003 and 2004 would have been as follows:

	For the years ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Gross lease income	¥ 11,821	¥ 12,302	$ 116,399
Recovery to principal amount	9,993	10,442	98,800
Net lease income	1,996	1,597	15,114

9. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent. The effective tax rates for the year ended March 31, 2004 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1%
Effect of equity in net loss of affiliated companies	6.4
Minimum taxes required for insurance companies under Japanese tax legislation	4.2
Increase in surplus due to reserve of land revaluation	5.8
Elimination of dividends received between subsidiaries	2.1
Other	3.6
Effective tax rate	58.3%

Significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Policy reserves	¥ 43,672	$ 413,216
Reserve for possible loan losses	1,674	15,843
Reserve for employees' retirement benefits	10,832	102,497
Reserve for price fluctuations	2,740	25,931
Tax loss carryforward	13,564	128,339
Other	2,611	24,706
Total deferred tax assets	75,096	710,533
Deferred tax liabilities:		
Deferred gain on sale of real estate	(369)	(3,496)
Accrued dividend income	(1,131)	(10,707)
Unrealized gains on available-for-sale securities	(64,597)	(611,196)
Deferred gain on revaluation for consolidation	(50)	(476)
Other	(0)	(7)
Total deferred tax liabilities	(66,149)	(625,884)
Net deferred tax asset	¥ 8,946	$ 84,649
Amounts recognized in consolidated balance sheet:		
Assets	¥ 8,996	$ 85,125
Liabilities	(50)	(476)
	¥ 8,946	$ 84,649

10. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	For the year ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥ 1,622	¥ 1,780	$ 16,846
Interest cost	1,020	937	8,872
Expected return on assets	(305)	(84)	(795)
Amortization of unrecognized net actuarial loss	3,944	2,341	22,155
Amortization of unrecognized net obligation at transition	-	(69)	(660)
Net periodic pension cost	6,280	4,905	46,418
Amortization of transition obligation	-	-	-
Total pension cost	¥ 6,280	¥ 4,905	$ 46,418

Assumptions used in accounting for the plans were as follows:

	For the year ended March 31,	
	2003	2004
Discount rate	2.5%	2.0%
Expected long-term rate of return on assets	3.5%	1.0%

The plans' funded status as of March 31, 2003 and 2004 is summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥ 37,568	¥ 40,755	$ 385,615
Plan assets	(8,410)	(9,191)	(86,969)
Unrecognized net actuarial gain (loss)	-	-	-
Unrecognized net obligation at transition	-	-	-
Reserve for employees' retirement benefits	¥ 29,158	¥ 31,563	$ 298,646

11. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2004 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of year	¥ 67,293	$ 636,707
Transfer from allowance for policyholder dividends	11,267	106,613
Policyholder dividends	(17,263)	(163,342)
Increase in interest	182	1,723
Provision for reserve for policyholder dividends	11,915	112,744
Balance at end of year	¥ 73,396	$ 694,446

12. Other Liabilities

Other liabilities included ¥85,000 million and ¥35,000 million (U.S.$331,157 thousand) of subordinated borrowings as of March 31, 2003 and 2004, respectively.

13. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,235 million (U.S.$21,149 thousand) as of March 31, 2004. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were and ¥11,369 million (U.S.$107,575 thousand) as of March 31, 2004. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥117,960 million (U.S.$1,116,102 thousand) of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation in order to secure such future contributions and used as substitution of margin for future contracts as of March 31, 2004.

14. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted for distribution by Article 92 of the Insurance Business Law, is amounted to ¥63,158 million (U.S.$597,581 thousand) as of March 31, 2004.

15. Stockholder's Equity

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

(1) Subscribed capital

Equity in the balance sheet of the Company as of April 1, 2003 has been adjusted as follows in accordance with the plan of reorganization prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital reserve	37,500
Surplus:		Retained earnings:	
Legal reserve for future losses	311	Appropriated retained earnings	683
Appropriated retained earnings	96,335	Unappropriated retained earnings	60,612
Unappropriated retained earnings	30,512	Total Retained Earnings	61,296
Total Surplus	127,159	Land revaluation	(21,470)
Land revaluation	(21,470)	Net unrealized gains on securities	1,547
Net unrealized gains on securities	1,547		
Total Equity	¥ 117,249	Total Equity	¥ 116,373

Note: For total equity as of April 1, 2003, ¥875 million has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

These adjustments would effect to the equity of the consolidated balance sheet as follows:

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital reserve	37,500
Surplus	125,973	Retained earnings	60,110
Land revaluation	(21,470)	Land revaluation	(21,470)
Net unrealized gains on securities	1,842	Net unrealized gains on securities	1,842
Translation adjustments	(51)	Translation adjustments	(51)
Total Equity	¥ 116,307	Total Equity	¥ 115,431

Note: For total equity as of April 1, 2003, ¥875 million has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is determined in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥875 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652). The amount has been reclassified into accrued liabilities and paid the day after the reorganization (April 1, 2003).

16. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of March 31,	
	2004 (Millions of yen)	2004 (Thousands of U.S. dollars)
Cash and deposits	¥ 49,449	$ 467,870
Less: deposits with an original maturity of more than three months	(210)	(1,987)
Call loans	102,197	966,950
Cash and cash equivalents	¥ 151,436	$ 1,432,834

17. Per Share Information

The Company has not issued new shares of common stock and shares having a potential dilutive effect after its demutualization. In addition, the Company did not hold any treasury stocks during the year ended March 31, 2004. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended March 31, 2004 was ¥2,814.19 (U.S.$26.63). The net assets per share calculated based on the number of shares of common stock outstanding as of March 31, 2004 was ¥147,504.81(U.S.$1,395.64).

Summary of the net income per share computations as follows:

	For the year ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Net income	-	4,292	40,616
Bonus to directors and corporate auditors	-	(71)	(676)
Net income available to common stockholders	-	4,221	39,940
	(Shares)		
Weighted average common shares outstanding	-	1,500,000	-

18. Segment Information

Segment information is not required to be disclosed as ordinary revenues and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of ordinary revenues and total assets, respectively.

19. Subsequent Events

On April 1, 2004, T&D Holdings, Inc. was established, as a life insurance holding company, through which the Company, Daido Life Insurance Company (Daido Life) and T&D Financial Life Insurance Company (T&D Financial), have become wholly-owned subsidiaries pursuant share transfer, which approved at stockholder's meeting held on December 18, 2003. The business combination was accounted for as a pooling of interests.

241,500 thousand shares of T&D Holding, Inc.'s common share were issued in exchange for all of the outstanding shares of the Company's, Daido Life's and T&D Financial's common stock at exchange rates of 0.55, 1.00 and 0.15, respectively.

Outline of the holding company formation is as follows:

1. Overview of The Holding Company
(1) Business Objectives
Management of the group and its consolidated subsidiaries and all duties incidental to that role.

(2) Location of Headquarters
2-7-9 Nihonbashi, Chuo-ku, Tokyo

(3) Initial Capitalization
100 billion yen

2. Overview of Share Transfer ("Kabushiki Iten")

The Company's Share Held by T&D Holding, Inc		T&D Holding, Inc.'s Share Held by the Company.	
Number of common shares	Percentage of voting rights	Number of common shares	Percentage of voting right
1,500 thousands	100.0%	4,500 thousands	-

T&D Holding, Inc.'s share held by the Company are allotted to T&D Financial's common shares of 300 thousands held by the Company.

File No.82-34783

Non-Consolidated Financial Summary

(For the fiscal year 2003 ended March 31, 2004)

May 19, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listing: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/
Date of Board Meeting for Settlement of Accounts: May 19, 2004
Interim Dividends: Applicable
Date of Ordinary General Meeting of Shareholders: June 29, 2004
Application of Share Unit System: Yes (Unit of shares for one vote: 50 shares)

1. Non-Consolidated Operating Results for the Year Ended March 31, 2004 (FY2003 - April 1, 2003- March 31, 2004)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenue	% change	Ordinary Profit	%change	Core Profit	%change	Net Income	% change
FY2003 ended March 31, 2004	¥1,257,877 million	(9.2)	¥31,859 million	38.2	¥37,551 million	30.7	¥7,020 million	45.5
FY2002 ended March 31, 2003	¥1,385,248 million	(12.9)	¥23,055 million	26.9	¥28,734 million	107.1	¥4,825 million	859.3

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2003 ended March 31, 2004	¥4,651.55	¥ -	4.1%	0.5%	2.5%
FY2002 ended March 31, 2003	¥3,192.33	¥ -	3.4%	0.3%	1.7%

Notes:

1. *Average number of outstanding shares during the year:*
   FY2003 ended March 31, 2004: 1,500,000 shares
   FY2002 ended March 31, 2003: None
2. *Changes in method of accounting: Yes*
3. *% changes for ordinary revenue, ordinary profit and net income are presented in comparison with that of the previous fiscal year.*
4. *Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P. 3 of this material for computation of net income, net income per share and ratio of net income to shareholders' equity.*
5. *Core profit is a measure of a life insurance company's underlying profitability from core insurance operations and defined as ordinary profit excluding capital gains/losses such as gains/losses from sale of securities, valuation losses of securities, non-recurrent items such as provision (reversal) of contingent reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends Paid for the Year	Payout Ratio	Dividends on Equity
For the Year ended Mar. 31, 2004	¥1,500.00	-	¥1,500.00	¥2,250 million	32.2%	1.0%
For the Year ended Mar. 31, 2003	-	-	-	-	-	-

Note: As Taiyo Life Insurance Company was a mutual company though March 31, 2003, no dividends were paid for the year then ended.

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Mar. 31, 2004	¥6,409,552 million	¥225,240 million	3.5%	¥150,132.00
As of Mar. 31, 2003	¥6,528,068 million	¥116,373 million	1.8%	¥77,557.67

Notes:

1. *Number of outstanding shares at the end of the term: As of Mar. 31, 2004: 1,500,000 shares; As of Mar. 31, 2003: None*
2. *Number of treasury stocks at the end of the term: None*
3. *Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P. 3 of this material for computation of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.*

2. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' "Non-Consolidated Forecast for the Year Ending March 31, 2005 in "Financial Summary for the Year Ended March 31, 2004 of T&D Holdings.

As of April 1, 2003, Taiyo Life Insurance Company converted from a mutual company to a joint stock corporation.

Such being the case, we calculated the amounts and ratios for the fiscal year ended March 31, 2003 as a mutual company and some ratios for the fiscal year ended March 31, 2004 which reflected the effects from demutualization, as follows:

Fiscal Year Ended March 31, 2003
For the fiscal year ended March 31, 2003, the Company sets up the allowance for policyholder dividends to provide for policyholder dividends to be paid after demutualization, and the amount corresponding to the provision for policyholder dividends of a mutual company was charged to the income statement of operation.

In conjunction with the demutualization, certain policyholders received cash payment in lieu of a share allotment on or after April 1, 2003. (See Note) The amount paid (hereinafter, "the amount paid upon demutualization"), which had been included within the capital section of the mutual company, was deducted from the capital section upon demutualization and would not be included in the shareholders' equity of the joint stock corporation.

If these effects described above had been taken into consideration, the following figures and ratios would have been calculated as follows:

Net income
Net income as reported in the statement of operation [¥4,825 million]

Net income per share
(Net income [¥4,825 million] – bonus to directors and corporate auditors [¥37 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity
Net income [¥4,825 million] / (total equity at beginning of fiscal year [¥177,111 million] – provision for reserve for policyholder dividends [¥10,855 million] + total equity at end of fiscal year [¥117,249 million]) / 2 x 100

Shareholders' equity
Total equity at end of fiscal year as reported in the balance sheet [¥117,249 million] – amount paid upon demutualization [¥875 million] = shareholders' equity (adjusted)

Shareholders' equity ratio
Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,410,819 million] + total equity at end of fiscal year [¥117,249 million]) x 100

Shareholders' equity per share
(Shareholders' equity (adjusted) – bonus to directors and corporate auditors [¥37 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2004
Ratio of net income to shareholders' equity
Net income [¥7,020 million] / (total equity at beginning of fiscal year [¥117,249 million] – amount paid upon demutualization [¥875 million] + total equity at end of fiscal year [¥225,240 million]) / 2 x 100

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the Company made monetary compensation to such policyholders in accordance with the Article 89, Item 1 of the Insurance Business Law. In accordance with the Article 12 of the Enforcement order for the Insurance Business Law, the amount of monetary compensation was equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥875 million) were calculated by multiplying the number of total shares that would have been allotted if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652 per share).

I. Unaudited Non-Consolidated Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Balance Sheets
Unaudited Non-Consolidated Statements of Operations
Unaudited Non-Consolidated Statements of Surplus (Retained Earnings)
Notes to Unaudited Non-Consolidated Financial Statements

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits:						
Cash	¥ 2,277		¥ 1,272		¥ (1,005)	$ 12,043
Deposits	38,355		45,733		7,378	432,710
Total Cash and Deposits	40,633	0.6	47,006	0.7	6,372	444,754
Call Loans	127,580	2.0	102,197	1.6	(25,383)	966,950
Monetary Claims Purchased	41,966	0.6	55,092	0.9	13,125	521,261
Monetary Trusts	55,619	0.9	30,880	0.5	(24,738)	292,184
Securities:						
Government bonds	1,181,155		745,081		(436,073)	7,049,690
Municipal bonds	402,362		383,375		(18,987)	3,627,355
Corporate bonds	853,978		1,292,482		438,503	12,228,993
Domestic stocks	400,908		555,841		154,933	5,259,170
Foreign securities	784,098		867,332		83,233	8,206,384
Other securities	41,624		83,384		41,760	788,952
Total Securities	3,664,128	56.1	3,927,498	61.3	263,370	37,160,547
Loans:						
Policy loans	125,561		120,081		(5,480)	1,136,170
Commercial loans	2,103,582		1,844,479		(259,102)	17,451,789
Total Loans	2,229,144	34.1	1,964,561	30.7	(264,582)	18,587,960
Property and Equipment:						
Land	109,360		105,845		(3,514)	1,001,472
Buildings	66,222		79,149		12,926	748,878
Equipment	370		411		41	3,892
Construction in progress	18,105		1,439		(16,665)	13,621
Total Property and Equipment	194,058	3.0	186,845	2.9	(7,212)	1,767,865
Due from Reinsurers	24	0.0	86	0.0	61	818
Other Assets:						
Accounts receivable	22,816		7,221		(15,594)	68,330
Prepaid expenses	708		746		38	7,063
Accrued income	34,538		32,411		(2,126)	306,669
Deposit for rent	340		283		(56)	2,684
Derivatives	9,849		30,861		21,011	291,995
Deferred valuation gains on hedge	-		496		496	4,699
Suspense payments	4,995		3,230		(1,765)	30,565
Other assets	14,200		13,927		(273)	131,772
Total Other Assets	87,449	1.3	89,179	1.4	1,729	843,780
Deferred Tax Assets	78,600	1.2	8,368	0.1	(70,231)	79,183
Deferred Tax Assets on Land Revaluation	12,129	0.2	1,831	0.0	(10,297)	17,333
Reserve for Possible Loan Losses	(3,266)	(0.1)	(3,995)	(0.1)	(729)	(37,806)
Total Assets	¥ 6,528,068	100.0	¥ 6,409,552	100.0	¥ (118,516)	$ 60,644,832

As of March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 18,399		¥ 20,824		¥ 2,424	$ 197,034
Policy reserve	6,134,247		5,965,947		(168,299)	56,447,603
Reserve for policyholder dividends	67,293		73,396		(6,102)	694,446
Total Policy Reserves	6,219,940	95.3	6,060,167	94.5	(159,772)	57,339,084
Due to Reinsurers	25	0.0	32	0.0	6	306
Subordinated bond	-	-	20,000	0.3	20,000	189,232
Other Liabilities:						
Subordinated borrowings	85,000		35,000		(50,000)	331,157
Accounts payable	28,348		3,450		(24,898)	32,646
Accrued expenses	8,661		9,264		603	87,653
Unearned income	558		638		79	6,042
Deposits received	550		471		(78)	4,457
Guarantee deposits	6,757		6,531		(225)	61,800
Derivatives	8,378		3,232		(5,145)	30,581
Deferred valuation gains on hedge	7,984		3,393		(4,590)	32,112
Suspense receipt	1,668		2,051		382	19,409
Other liabilities	3		3		-	28
Total Other Liabilities	147,909	2.3	64,036	1.0	(83,872)	605,891
Reserve for Employees' Retirement Benefits	29,099	0.4	31,501	0.5	2,401	298,059
Reserve for Directors' and Corporate Auditors' Retirement Benefits	443	0.0	980	0.0	537	9,279
Allowance for Policyholder Dividends	11,267	0.2	-	-	(11,267)	-
Reserve for Price Fluctuations	2,132	0.0	7,591	0.1	5,459	71,831
Total Liabilities	6,410,819	98.2	6,184,311	96.5	(226,507)	58,513,685
Equity:						
Reserve for Redemption of Fund	10,000	0.2	-	-	-	-
Reserve for Revaluation	13	0.0	-	-	-	-
Surplus:						-
Legal reserve for future losses	311		-		-	-
Appropriated retained earnings	96,335		-		-	-
Unappropriated retained earnings	30,512		-		-	-
Total Surplus	127,159	1.9	-	-	-	-
Land Revaluation	(21,470)	(0.3)	-	-	-	-
Net Unrealized Gains on Securities	1,547	0.0	-	-	-	-
Total Equity	117,249	1.8	-	-	-	-
Stockholder's Equity:						
Common Stock						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	-	-	37,500	0.6	-	354,811
Capital Surplus	-	-	37,500	0.6	-	354,811
Retained Earnings:						
Appropriated retained earnings	-	-	35,668		-	337,481
Unappropriated retained earnings	-	-	33,692		-	318,787
Total Retained Earnings	-	-	69,361	1.1	-	656,269
Land Revaluation	-	-	(33,460)	(0.5)	-	(316,589)
Net Unrealized Gains on Securities	-	-	114,340	1.8	-	1,081,844
Total Stockholder's Equity	-	-	225,240	3.5	-	2,131,147
Total Liabilities, and (Stockholder's) Equity	¥ 6,528,068	100.0	¥ 6,409,552	100.0	¥ (118,516)	$ 60,644,832

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Ordinary Revenues:						
Income from Insurance Premiums:						
Insurance premiums	¥ 887,784		¥ 794,016		¥ (93,767)	7,512,696
Ceded reinsurance commissions	157		151		(6)	1,430
Total Income from Insurance Premiums	887,942		794,168		(93,773)	7,514,127
Investment Income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	4		2		(1)	26
Interest income and dividends from securities	79,550		81,309		1,758	769,316
Interest income from loans	64,396		55,095		(9,301)	521,293
Interest from real estate for rent	5,863		7,445		1,581	70,442
Other income from interest and dividends	424		381		(43)	3,607
Total interest, dividends and income from real estate for rent	150,239		144,233		(6,005)	1,364,685
Gains from monetary trusts, net	3,554		1,428		(2,125)	13,513
Gains on sale of securities	70,287		88,399		18,111	836,399
Gains from derivatives, net	-		15,637		15,637	147,958
Other investment income	5,286		7,231		1,945	68,423
Gains on separate accounts, net	-		4,658		4,658	44,076
Total Investment Income	229,367		261,588		32,221	2,475,058
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	568		447		(120)	4,235
Income due to withheld insurance payments	37,272		31,522		(5,749)	298,257
Reversal of reserve for outstanding claims	4,058		-		(4,058)	-
Reversal of reserve for policy reserve	224,601		168,299		(56,301)	1,592,392
Other ordinary profit	1,438		1,849		411	17,501
Total Other Ordinary Income	267,938		202,120		(65,818)	1,912,387
Total Ordinary Revenues	¥ 1,385,248	100.0	¥ 1,257,877	100.0	¥ (127,370)	$ 11,901,572

Years ended March 31,		2003 (Millions of yen)	%		2004 (Millions of yen)	%		Increase (decrease)		2004 (Thousands of U.S. dollars)
Ordinary Expenses:										
Insurance Claims and Other Payments:										
Insurance claims	¥	718,110		¥	508,633		¥	(209,476)	$	4,812,505
Annuity payments		87,121			96,562			9,440		913,634
Insurance benefits		121,707			117,364			(4,343)		1,110,457
Surrender payments		174,597			180,388			5,791		1,706,769
Other payments		36,673			72,708			36,034		687,937
Reinsurance premiums		111			177			66		1,678
Total Insurance Claims and Other Payments		1,138,322			975,834			(162,488)		9,232,984
Provision for Policy and Other Reserves:										
Provision for outstanding claims		-			2,424			2,424		22,941
Interest portion of reserve for policyholder dividends		564			182			(382)		1,723
Total Provision for Policy and Other Reserves		564			2,606			2,041		24,665
Investment Expenses:										
Interest expense		2,175			2,032			(143)		19,230
Losses on sale of securities		42,100			62,806			20,706		594,254
Devaluation losses on securities		24,930			279			(24,651)		2,640
Losses from derivatives, net		630			-			(630)		-
Foreign exchange losses, net		8,235			43,923			35,687		415,589
Provision for reserve for possible loan losses		-			731			731		6,925
Write-off of loans		205			-			(205)		-
Depreciation of real estate for rent		2,373			3,479			1,105		32,919
Other investment expenses		3,874			4,633			758		43,837
Losses on separate accounts, net		9,106			-			(9,106)		-
Total Investment Expenses		93,632			117,886			24,253		1,115,396
Operating Expenses		86,143			85,533			(609)		809,291
Other Ordinary Expenses:										
Payments related to withheld insurance claims		26,942			29,589			2,647		279,968
Taxes		5,917			5,590			(326)		52,894
Depreciation		4,366			4,955			589		46,885
Provision for reserve for employees' retirement benefits		4,080			2,401			(1,678)		22,726
Other ordinary losses		2,223			1,619			(603)		15,320
Total Other Ordinary Expenses		43,529			44,156			627		417,795
Total Ordinary Expenses		1,362,192	98.3		1,226,018	97.5		(136,174)		11,600,132
Ordinary Profit	¥	23,055	1.7	¥	31,859	2.5	¥	8,804	$	301,440

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Extraordinary Gains:						
Gains on sale of property and equipment	¥ 2		¥ -		¥ (2)	$ -
Reversal of reserve for price fluctuations	52,779		-		(52,779)	-
Reversal of reserve for possible loan losses	2,436		-		(2,436)	-
Recoveries of bad debts previously written-off	-		148		148	1,408
Gains on liquidation of subsidiary	-		68		68	649
Other	77		10		(66)	96
Total Extraordinary Gains	55,294	4.0	227	0.0	(55,067)	2,155
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	797		1,386		589	13,121
Provision for reserve for price fluctuations	-		5,459		5,459	51,656
Impairment losses on equity securities included in trust account	57,664		-		(57,664)	-
Provision for allowance for policyholder dividends	11,267		-		(11,267)	-
Social service contribution	14		-		(14)	-
Cumulative effect prior years provision for reserve for directors' and corporate auditors' retirement benefits due to accounting change	-		367		367	3,481
Total Extraordinary Losses	69,744	5.0	7,214	0.6	(62,530)	68,259
Provision for Reserve for Policyholder Dividends	-	-	11,915	0.9	11,915	112,744
Income Before Income Taxes	8,605	0.6	12,956	1.0	4,351	122,591
Income Taxes:						
Current	101	0.0	36	0.0	(64)	349
Deferred	3,678	0.3	5,899	0.5	2,220	55,817
Net Income	4,825	0.3	7,020	0.6	2,194	66,423
Unappropriated Surplus (Retained Earnings) at Beginning of Year	25,366		25,591		224	242,133
Transfer from land revaluation	306		1,081		774	10,230
Transfer from appropriated retained earnings	14		-		(14)	-
Unappropriated Surplus (Retained Earnings) at End of Year	¥ 30,512		¥ 33,692		¥ 3,179	$ 318,787

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Surplus (Retained Earnings)

Years ended March 31,	2003 (Millions of yen)	2004 (Millions of yen)	2004 (Thousands of U.S. dollars)
Unappropriated Surplus (Retained Earnings) at Beginning of Year	¥ 60,612	¥ 33,692	$ 318,787
Transfer from appropriated surplus (retained earnings)	15	14	135
	60,628	33,707	318,923
Appropriation Surplus (Retained Earnings):			
Dividends to shareholders	-	2,250	21,288
Bonus to directors	25	30	292
Bonus to corporate auditors	12	12	113
Transfer to appropriated surplus (retained earnings)	35,000	5,000	47,308
Total Appropriation of Surplus	35,037	7,292	69,003
Unappropriated Surplus (Retained Earnings) Carried Forward	¥ 25,591	¥ 26,414	$ 249,920

See notes to unaudited non-consolidated financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate in March. Stock of the Company's subsidiary is translated into Japanese yen at the exchange rates prevailing when such transactions occur.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. In respect of the calculation of the fair value, the average price in March is applied for equity securities and the month-end price of March is applied for securities other than equity securities. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for sale securities are reported as a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance; (3) 'lump-sum endowment insurance' policies; and (4) 'personal pension insurance' policies during the year ended March 31, 2002. During the year ended March 31, 2003, the Company combined saving-oriented products categories such as 'lump-sum endowment insurance' and 'personal pension insurance' with the category of 'personal insurance policies with maturity less than 25 years'. Such combination was decided because the Company found the difficulty to maintain an appropriate level of volume of investment relating to these product categories due to shifts from saving-oriented products to protection-oriented products. There were no impacts on financial statements due to such combination.

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, by comparison of the duration of bonds with that of the underlying policies.

Investments in subsidiaries and affiliated amounted to ¥2,986 million (U.S.$28,256 thousand) are stated at cost and included in investments in securities.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(f) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualization. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are treated as an appropriation of surplus in a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Such dividends are recorded as expenses in a joint stock corporation. Since the Company converted its organization from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends for the year ended March 31, 2003 through this allowance.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses and unrecognized net obligation at transition are charged or credited to income when incurred.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company sets up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

Through the year ended March 31, 2003, retirement benefits of annuity payments paid to directors and corporate auditor are charged to income as paid, because amounts vary with circumstances and it is not practicable to compute the liability for future payments. However, during the year ended March 31, 2004, the Company started providing reserve for directors' and corporate auditors' retirement benefits based on change of the Company's retirement benefit guideline in order to improve the financial condition after March 31, 2004. As a result of the accounting change, ordinary profit decreased by ¥157 million (U.S.$1,485 thousand) and income before income taxes decreased by ¥525 million (U.S.$4,967 thousand) for the year ended March 31, 2004.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 3 to 50 years for buildings and structures and 3 to 20 years for equipment. Accumulated depreciation of property and equipment as of March 31, 2004 was ¥94,143 million (U.S.$890,754 thousand).

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of five years.

(m) Issuance costs of stock and bond

Issuance costs of common stock and subordinated bond are charged to other ordinary expenses as incurred.

(n) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(o) *Land revaluation*

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is reported as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gains or losses are transferred to unappropriated retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2004 amounted to ¥9,002 million (U.S.$85,178 thousand).

(p) *Derivative financial instruments*

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but their contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The Company designates specifically derivative financial instruments as hedging instruments. Although insurance companies in Japan are allowed to use hedge accounting to macro hedge designation, the Company does not apply such hedge designation.

(q) *Accounting for consumption taxes*

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥105.69 = U.S.$1, which is the approximate rate prevailing at March 31, 2004. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Loans

Delinquent loans of the Company as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 183	$ 1,735
Past due loans	3,205	30,327
Loans overdue for three months or more	6,091	57,638
Restructured loans	789	7,473
Total	¥ 10,270	$ 97,174

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2004 were none. Past due loans decreased due to write-offs by ¥39 million (U.S.$370 thousand) for the year ended March 31, 2004.

The Company's outstanding loan commitments with borrowers as of March 31, 2004 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Total loan commitment	¥ 14,325	$ 135,537
Less amount drawn down	-	-
Unused loan commitment	¥ 14,325	$ 135,537

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures consist ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Separate Accounts

The balance sheet includes ¥16,125 million (U.S.$152,570 thousand) of assets and liabilities in equal amounts related to separate accounts, as of March 31, 2004.

Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

5. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2003 and 2004 are summarized as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 2,162	¥ 2,521	$ 23,862
Accumulated depreciation:			
Equipment	836	1,309	12,391
Net carrying value:			
Equipment	¥ 1,325	¥ 1,212	$ 11,470

Obligation under finance leases as of March 31, 2003 and 2004 are as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 427	¥ 492	$ 4,658
Due after one year	952	783	7,412
Total	¥ 1,380	¥ 1,275	$ 12,070

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2003 and 2004 were ¥509 million and ¥572 million (U.S.$5,418 thousand), respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2003 and 2004 are as follows:

	For the years ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Depreciation	¥ 453	¥ 508	$ 4,814
Imputed interest cost	77	73	691

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

6. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent. The effective tax rates for the year ended March 31, 2004 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1%
Increase in surplus due to reserve of land revaluation	4.7
Minimum taxes required for insurance companies under Japanese tax legislation	3.4
Other	1.6
Effective tax rate	45.8%

Significant components of deferred tax assets and liabilities of the Company as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Policy reserves	¥ 43,672	$ 413,216
Reserve for possible loan losses	1,347	12,748
Reserve for employees' retirement benefits	10,811	102,299
Reserve for price fluctuations	2,740	25,931
Tax loss carryforward	13,542	128,137
Other	2,350	22,238
Total deferred tax assets	74,466	704,570
Deferred tax liabilities:		
Deferred gain on sale of real estate	(369)	(3,496)
Accrued dividend income	(1,131)	(10,707)
Unrealized gain on available-for-sale securities	(64,595)	(611,182)
Other	(0)	(0)
Total deferred tax liabilities	(66,097)	(625,387)
Net deferred tax asset	¥ 8,368	$ 79,183

7. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2004 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of year	¥ 67,293	$ 636,707
Transfer to reserves from surplus in previous year	11,267	106,613
Policyholder dividends	(17,263)	(163,342)
Increase in interest	182	1,723
Provision for reserve for policyholder dividends	11,915	112,744
Balance at end of year	¥ 73,396	$ 694,446

8. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which have been taken over by the Policyholder Protection Corporation in accordance which the Enactment Law of Financial System Reform Legislation in the year ended March 31, 2000, were estimated at ¥2,235 million (U.S.$21,149 thousand) as of March 31, 2004. The contributions are charged to income as an operating expense when paid, as the amount of future contributions are not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were and ¥11,369 million (U.S.$107,575 thousand) as of March 31, 2004. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥117,960 million (U.S.$1,116,102 thousand) of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation in order to secure such future contributions and used as substitution of margin for future contracts as of March 31, 2004.

9. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted for distribution by Article 92 of the Insurance Business Law, is amounted to ¥63,158 million (U.S.$597,581 thousand) as of March 31, 2004.

10. Stockholder's Equity

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

(1) Subscribed capital

Equity in the balance sheet of the Company as of April 1, 2003 has been adjusted as follows in accordance with the plan of reorganization prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital reserve	37,500
Surplus:		Retained earnings:	
Legal reserve for future losses	311	Appropriated retained earnings	683
Appropriated retained earnings	96,335	Unappropriated retained earnings	60,612
Unappropriated retained earnings	30,512	Total Retained Earnings	61,296
Total Surplus	127,159	Land revaluation	(21,470)
Land revaluation	(21,470)	Net unrealized gains on securities	1,547
Net unrealized gains on securities	1,547		
Total Equity	¥ 117,249	Total Equity	¥ 116,373

Note: For total equity as of April 1, 2003, ¥875 million has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is determined in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥875 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652). The amount has been reclassified into accrued liabilities and paid the day after the reorganization (April 1, 2003).

11. Investment Gains/Losses

The detail of gains/losses on sale of securities and devaluation losses on securities for the year ended March 31, 2004 are as follows:

	Gains on sale	Losses on sale	Devaluation losses
	(Millions of yen)		
Domestic bonds	¥ 22,309	¥ 17,234	¥ 28
Domestic stocks	42,083	25,203	240
Foreign securities	23,991	20,220	9
Other securities	14	148	0
	¥ 88,399	¥ 62,806	¥ 279

	Gains on sale	Losses on sale	Devaluation losses
	(Thousands of U.S. dollars)		
Domestic bonds	$ 211,087	$ 163,065	$ 273
Domestic stocks	397,178	238,470	2,273
Foreign securities	226,997	191,314	92
Other securities	134	1,403	0
	$ 836,399	$ 594,254	$ 2,640

Gains from monetary trusts and gains from derivatives include valuation gains amounting to ¥54 million (U.S.$511 thousand) and ¥21,265 million (U.S.$201,210 thousand), respectively.

12. Transaction with Subsidiaries

Receivables from and payables to subsidiaries as of March 31, 2004 were ¥17,837 million (U.S.$168,774 thousand) and ¥232 million (U.S.$2,196 thousand), respectively.

Income and expenses with subsidiaries for the year ended March 31, 2004 were ¥394 million (U.S.$3,730 thousand) and ¥5,888 million (U.S.$55,710 thousand), respectively.

13. Per Share Information

The Company has not issued new shares of common stock and shares having a potentially dilutive effect after its demutualization. In addition, the Company did not hold any treasury stocks during the year ended March 31, 2004. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended Mar 31, 2004 was ¥4,651.55 (U.S.$44.01). The net assets per share calculated based on the number of shares of common stock outstanding as of March 31, 2004 was ¥150,132.00 (U.S.$1,420.49).

Summary of the net income per share computations as follows:

	For the year ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Net income	-	7,020	66,423
Bonus to directors and corporate auditors	-	(42)	(406)
Net income available to common stockholders	-	6,977	66,016
Weighted average common shares outstanding	-	1,500,000	-

14. Subsequent Events

On April 1, 2004, T&D Holdings, Inc. was established, as a life insurance holding company, through which the Company, Daido Life Insurance Company (Daido Life) and T&D Financial Life Insurance Company (T&D Financial), have become wholly-owned subsidiaries pursuant share transfer, which approved at stockholder's meeting held on December 18, 2003. The business combination was accounted for as a pooling of interests.

241,500 thousand shares of T&D Holding, Inc.'s common share were issued in exchange for all of the outstanding shares of the Company's, Daido Life's and T&D Financial's common stock at exchange rates of 0.55, 1.00 and 0.15, respectively.

Outline of the holding company formation is as follows:

1. Overview of The Holding Company
(1) Business Objectives
Management of the group and its consolidated subsidiaries and all duties incidental to that role.

(2) Location of Headquarters
2-7-9 Nihonbashi, Chuo-ku, Tokyo

(3) Initial Capitalization
100 billion yen

2. Overview of Share Transfer ("Kabushiki Iten")

The Company's Share Held by T&D Holding, Inc.		T&D Holding, Inc.'s Share Held by the Company.	
Number of common shares	Percentage of voting rights	Number of common shares	Percentage of voting right
1,500 thousands	100.0%	4,500 thousands	-

T&D Holding, Inc.'s share held by the Company are allotted to T&D Financial's common shares of 300 thousands held by the Company.

File No.82-34783

Supplementary Materials for the Fiscal 2003 Financial Results

Supplementary Materials for Financial Statements

1 Insurance Business Highlights (Non-consolidated)

(1) Total number of policies and total policy amount in force 72

(2) Number of new policies and new policy amount 72

(3) Surrender and lapse amount 73

(4) Policy amount in force by coverage functions 73

2 Indices Concerning Insurance Policy (Non-consolidated)

(1) Average amount of new policies and amount in force (Individual insurance) 75

(2) New policy rate (New policy amount / amount in force at the beginning of fiscal year) 75

(3) Surrender and lapse rate (Surrender and lapse amount / amount in force at the beginning of fiscal year) 75

(4) Average premium amount of new individual insurance policies (monthly premium) 75

(5) Average assumed investment yield and amount of negative spread 76

(6) Mortality rate for individual insurance 76

3 Indices Concerning Accounting (Non-consolidated)

(1) Reserve for outstanding claims 77

(2) Policy reserve 77

(3) Policy reserve calculating methods and ratios 78

(4) Policy reserve by contract year 79

(5) Other reserves 79

(6) Insurance premium 80

(7) Insurance claims 81

(8) Annuity payments 81

(9) Insurance benefits 81

(10) Surrender payments 81

(11) Operating expenses 82

(12) Operating expense ratio (against premiums) 82

4 Investment of General Account Assets in Fiscal 2003 (Non-consolidated)

(1) Fiscal 2003 investment 83

(2) Asset composition 86

(3) Changes in the amount of assets by categories 86

(4) Investment income/gains 87

(5) Investment expenses/losses 87

(6) Net investment gains/losses 87

(7) Efficiencies of investment 88

(8) Securities 89

(9) Stock holdings by industry 89

(10) Securities by contractual maturity dates 90

(11) Loans 91

(12) Loans to domestic companies by company size 91
(13) Loans by industry 92
(14) Loans by region 93
(15) Loans by collateral types 93
(16) Loans by contractual maturity dates 94
(17) Foreign investments 95
(18) Valuation gains/losses on trading securities 97
(19) Current fair value information on securities 97
(20) Current fair value information on monetary trusts 100
(21) Current fair value information on real estate 100
(22) Current fair value information on derivative transactions 101

5 Status of Separate Account Assets in Fiscal 2003 (Non-consolidated)

(1) Balance of separate account assets 105
(2) Status of individual insurance and annuities (separate accounts) 105

6 Company Total of General Account Assets and Separate Account Assets (Non-consolidated)

(1) Asset composition 107
(2) Net investment gains/losses 107
(3) Valuation gains/losses on trading securities 108
(4) Current fair value information on securities 108
(5) Current fair value information on monetary trusts 111
(6) Current fair value information on real estate 111
(7) Current fair value information on derivative transactions 112

7 Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated) 116
(Non-consolidated) 117

8 Disclosed Claims (Based on Insurance Business Law Standard)

(Consolidated) 118
(Non-consolidated) 119
(Reference) Reserve for possible loan losses (Non-consolidated) 120

9 Self-evaluation of Loans and Other Accounts Receivable (Non-consolidated) 121

10 Core Profit and Reconciliation to Non-consolidated Ordinary Profit 122

11 Solvency Margin Ratio (Non-consolidated) 123

12 Adjusted Net Assets 123

(Reference) Performance forecast for the Fiscal Year ending March 31, 2005 124

1. Insurance Business Highlights (Non-consolidated)

(1) Total number of policies and total policy amount in force

(In thousands of policies, hundred million yen, %)

Category	Year Ended March 31, 2004				Year Ended March 31, 2003			
	Number		Amount		Number		Amount	
		Change		Change		Change		Change
Individual insurance	3,871	92.2	115,779	110.3	4,197	90.0	105,002	102.8
Individual annuities	1,505	95.4	44,999	94.4	1,577	96.1	47,684	95.1
Sub-total	5,376	93.1	160,778	105.3	5,774	91.6	152,686	100.2
Group insurance	–	–	109,161	99.4	–	–	109,799	99.6
Group annuities	–	–	7,446	92.9	–	–	8,015	98.6

Note: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) Number of new policies and new policy amount

(In thousands of policies, hundred million yen, %)

Category	As of March 31, 2004					
	Number		Amount			
		Change		Change	New policies	Increase by conversion
Individual insurance	318	82.9	27,972	133.8	21,561	6,410
Individual annuities	16	51.5	170	20.2	461	(291)
Sub-total	334	80.5	28,142	129.4	22,023	6,119
Group insurance	–	–	2,340	219.2	2,340	–
Group annuities	–	–	0	6.8	0	–

(In thousands of policies, hundred million yen, %)

Category	As of March 31, 2003					
	Number		Amount			
		Change		Change	New policies	Increase by conversion
Individual insurance	383	84.7	20,910	102.1	20,910	–
Individual annuities	31	57.4	844	60.2	844	–
Sub-total	415	81.7	21,754	99.4	21,754	–
Group insurance	–	–	1,067	38.8	1,067	–
Group annuities	–	–	0	248.0	0	–

Note: 1. No policy conversions were handled in FY 2002.

2. Number of new policy contracts is the sum of the number of new policy contract acquired and the number of policies conversion.
3. Net increase in amount due to new policy acquisition/conversion of individual annuities insurance represents the source funds for the pay-outs of annuities as of the commencement of such pay-outs.
4. The amount of new policies of group annuities is the first installment insurance premiums.

(3) Surrender and lapse amount

(In thousands of policies, hundred million yen, %)

Category	Year Ended March 31, 2004				Year Ended March 31, 2003			
	Number		Amount		Number		Amount	
		Change		Change		Change		Change
Individual insurance	231	90.6	12,018	109.4	255	98.2	10,987	122.1
Individual annuities	54	73.4	1,608	73.1	73	71.4	2,201	71.1
Sub-total	286	86.8	13,626	103.3	329	90.6	13,188	109.0
Group insurance	–	–	378	441.6	–	–	85	0.6

Note: The amount of individual annuities insurance represents the sum of the source funds for the pay-outs of annuities as of the commencement of such pay-outs under annuity contracts concluded prior to such pay-outs, and policy reserves under annuity contracts concluded subsequent to commencement of annuity pay-outs.

(4) Policy amount in force by coverage functions

(i) Year Ended March 31, 2004

(In thousands of policies, hundred million yen)

Functions		Individual insurance		Individual annuities		Group insurance		Total	
		Number	Amount	Number	Amount	Number	Amount	Number	Amount
Death coverage	Ordinary death	965	87,201	–	–	27,572	109,132	28,537	196,333
	Accidental death	5,027	78,332	–	–	1,288	6,643	6,316	84,976
	Death due to other causes	56	288	–	–	15	54	72	343
Living coverage		2,860	27,004	1,505	44,999	2	28	4,368	72,031
Hospitalization coverage	Accidental hospitalization	2,666	100	79	2	719	2	3,466	105
	Illness hospitalization	2,658	99	79	2	–	–	2,738	102
	Hospitalization due to other	1,786	70	–	–	15	0	1,802	70
Disability coverage		1,388	–	–	–	1,150	–	2,538	–
Operation coverage		2,681	–	79	–	–	–	2,761	–
Others		45	1,574	–	–	–	–	45	1,574

(In thousands of policies, hundred million yen)

Function	Group annuities		Asset accumulation insurance/Asset accumulation annuities		Total	
	Number	Amount	Number	Amount	Number	Amount
Living coverage	8,736	7,446	1	38	8,737	7,485

(In thousands of policies, hundred million yen)

Function	Medical-care insurance	
	Number	Amount
Hospitalization coverage	177	151

(In thousands of policies, hundred million yen)

Function	Individual disability insurance	
	Number	Amount
Individual disability coverage	24	4

(ii) Year Ended March 31, 2003

(In thousands of policies, hundred million yen)

Function		Individual insurance		Individual annuities		Group insurance		Total	
		Number	Amount	Number	Amount	Number	Amount	Number	Amount
Death coverage	Ordinary death	937	72,885	–	–	27,345	109,771	28,282	182,657
	Accidental death	5,564	84,200	–	–	935	6,954	6,499	91,155
	Death due to other causes	60	308	–	–	16	58	77	366
Living coverage		3,213	30,506	1,577	47,684	2	28	4,793	78,219
Hospitalization coverage	Accidental hospitalization	2,845	104	86	3	395	2	3,328	110
	Illness hospitalization	2,835	103	86	3	–	–	2,922	107
	Hospitalization due to other	1,787	67	–	–	16	0	1,804	67
Disability coverage		1,618	–	–	–	844	–	2,462	–
Operation coverage		2,889	–	86	–	–	–	2,976	–
Others		45	1,609	–	–	–	–	45	1,609

(In thousands of policies, hundred million yen)

Function	Group annuities		Asset accumulation insurance/Asset accumulation annuities		Total	
	Number	Amount	Number	Amount	Number	Amount
Living coverage	9,052	8,015	1	39	9,054	8,055

(In thousands of policies, million yen)

Function	Medical-care insurance	
	Number	Amount
Hospitalization coverage	161	145

(In thousands of policies, hundred million yen)

Functionm	Individual disability insurance	
	Number	Amount
Individual disability coverage	33	4

2. Insurance Concerning Insurance Policy (Non-consolidated)

(1) Average amount of new policies and amount in force (Individual insurance)

(In thousand yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Average amount of new policies	7,534	5,450
Average amount of policies in force	2,991	2,502

Note: The average amount of new policies does not include policy conversions.

(2) New policy rate (New policy amount / amount in force at the beginning of fiscal year)

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual insurance	20.53	20.47
Individual annuities	0.97	1.68
Sub-total	14.42	14.28
Group insurance	2.13	0.97

Note: The above figures do not include policy conversions.

(3) Surrender and lapse rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual insurance	11.45	10.75
Individual annuities	3.37	4.39
Sub-total	8.92	8.66
Group insurance	0.34	0.08

(4) Average premium amount of new individual insurance policies (Monthly premium)

(In yen)

Year Ended March 31, 2004	Year Ended March 31, 2003
14,164	13,272

Note: The above figure does not include policy conversions.

(5) Average assumed investment yield and amount of negative spread.

(In million yen)

Category		Year Ended March 31, 2004	Year Ended March 31, 2003
Average assumed investment yield	Individual insurance/Individual annuities	3.20%	3.39%
	Total, including others	2.96%	3.17%
Amount of Negative Spread		30,217	43,450

Note: 1. Method of calculating the amount of negative spread:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general account

[2.44%] [2.96%] [5,877.8 billion yen]

* The above figures are for FY 2003.

2. "Policy reserve in general account" represents the accrued policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - assumed interests) x 1/2

3. Investment yield on core profit is calculated by the following method.

(Net investment gains/losses (general account only) in core profit - interest portion of reserve for policyholder dissidents)/policy reserve in general account)

4. "Average assumed investment yield" is calculated by dividing assumed interest (general account only) as a numerator by policy reserve in general account as a denominator.

(6) Mortality rate for individual insurance

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Rate based on Number of Policies	5.66‰	5.38‰
Rate based on Policy Amount	2.82‰	2.99‰

Note: 1. Rate of paid policies against earned policies

2. 1‰ (per mille) represents 1/1000

3. Indices Concerning Accounting (Non-consolidated)

(1) Reserve for outstanding claims

(In million yen)

Category		As of March 31, 2004	As of March 31, 2003
Insurance claim	Death benefits	7,755	7,162
	Accidental death benefits	491	514
	Disability benefits	824	699
	Maturity benefits	506	584
	Others	8	5
	Sub-total	9,587	8,966
Annuity payments		318	287
Insurance benefits		6,023	4,089
Surrender payments		4,318	4,435
Deferred insurance benefits		58	46
Total, including others		20,824	18,399

(2) Policy reserve

(In million yen)

Category		As of March 31, 2004	As of March 31, 2003
Policy reserve (excluding contingency reserve)	Individual insurance	2,603,834	2,724,628
	Individual annuities	2,546,926	2,539,748
	Group insurance	10,743	9,914
	Group annuities	744,683	801,587
	Others	3,943	4,019
	Sub-total	5,910,131	6,079,898
Contingency reserve	Contingency reserve I	43,262	42,277
	Contingency reserve II	12,552	12,070
	Sub-total	55,815	54,348
Total		5,965,947	6,134,247

(3) Policy reserve calculating methods and ratios

Category		As of March 31, 2004	As of March 31, 2003
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%

Note: 1. The calculating methods and the ratios are set for individual insurance and individual annuity. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuity, so these insurance policies are not included.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Policy Reserve by Contract Year

(In million yen)

Contract year	Policy reserve amount	Assumed investment yield
- FY1980	11,468	4.00% - 5.50%
FY1981 - FY1985	391,709	1.00% - 6.00%
FY1986 - FY1990	923,035	1.00% - 6.00%
FY1991 - FY1995	1,260,271	1.00% - 5.75%
FY1996 - FY2000	1,766,608	1.75% - 2.75%
FY2001	302,766	1.50% - 2.00%
FY2002	241,665	1.50%
FY2003	252,466	1.50%

Note: 1. "Policy reserve amount" stated above represents that of individual insurance and annuities excluding contingency reserve.

2. "Assumed investment yield" stated above represents the main yield used in calculating policy reserve for each contact year.

(5) Other reserves

(In million yen)

Category		As of March, 2003	Increase	Decrease (used for specific purpose)	Decrease (used for other purpose)	As of March, 2004
Reserve for possible loan losses		3,266	2,926	2	2,194	3,995
	General reserve for possible loan losses	2,189	2,312	–	2,189	2,312
	Specific reserve for possible loan losses	1,076	614	2	4	1,683
Reserve for employees' retirement benefits		29,099	2,401	–	–	31,501
Reserve for directors' retirement benefits		443	659	121	–	980
Allowance for reserve for policyholder dividends		11,267	–	11,267	–	–
Reserve for price fluctuations		2,132	5,459	–	–	7,591

Note: 1. "Decrease (used for other purpose)" of the general reserve for possible loan losses is the recast based on the past loan loss ratio of general loan receivables.

2. "Decrease (used for other purpose)" of the specific reserve for possible loan losses is collection and others through repayment.

(6) Insurance premium

a. Payment method

(In million yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual insurance	561,921	624,705
(Single payment)	59,433	68,158
(Annual payment)	12,577	15,718
(Semiannual payment)	1,648	1,813
(Monthly payment)	488,262	539,014
Individual annuities	118,373	137,470
(Single payment)	6,137	7,474
(Annual payment)	0	0
(Semiannual payment)	—	—
(Monthly payment)	112,235	129,996
Group insurance	37,056	36,210
Group annuities	75,586	88,365
Total, including others	794,016	887,784

b. Year

(in million yen, %)

Category		Year Ended March 31, 2004	Year Ended March 31, 2003
Individual insurance Individual annuities	Premiums for the 1st year	104,692	128,490
	Second and subsequent years	575,603	633,685
	Sub-total	680,295	762,175
Group insurance	Premiums for the 1st year	618	290
	Second and subsequent years	36,438	35,919
	Sub-total	37,056	36,210
Group annuities	Premiums for the 1st year	132	616
	Second and subsequent years	75,454	87,749
	Sub-total	75,586	88,365
Total, including others	Premiums for the 1st year	105,495	129,473
	Second and subsequent years	688,521	758,311
	Total	794,016	887,784
	[Change]	[(10.6)]	[(12.9)]

(7) Insurance claims

(In million yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers Asset Formation Insurance and Annuities	Other insurances	Year Ended March 31, 2004	Year Ended March 31, 2003
Death claim	26,811	4,440	19,474	–	–	3	50,729	51,124
Accidental claim	1,453	–	60	–	–	–	1,513	1,728
Disability claim	1,151	148	1,016	–	–	–	2,316	1,860
matured endowment	444,428	–	1	9,620	–	–	454,050	663,381
Others	23	–	–	–	–	0	23	16
Total	473,868	4,588	20,552	9,620	–	3	508,633	718,110

(8) Annuity payments

(In million yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers Asset Formation Insurance and Annuities	Other insurances	Year Ended March 31, 2004	Year Ended March 31, 2003
–	82,501	441	13,562	56	–	96,562	87,121

(9) Insurance benefits

(In million yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers Asset Formation Insurance and Annuities	Other insurances	Year Ended March 31, 2004	Year Ended March 31, 2003
Death benefits	1,051	4,479	3	–	–	–	5,534	5,268
Hospitalization benefits	23,471	324	31	–	–	83	23,910	25,066
Operation benefits	11,406	180	–	–	–	–	11,586	12,400
Disability benefits	73	–	25	–	–	–	98	110
Living benefits	41,947	–	–	–	104	–	42,051	36,754
Others	29	13	13	34,123	–	2	34,182	42,107
Total	77,978	4,998	73	34,123	104	85	117,364	121,707

(10) Surrender payments

(In million yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers Asset Formation Insurance and Annuities	Other insurances	Year Ended March 31, 2004	Year Ended March 31, 2003
75,093	53,195	2	51,768	328	–	180,388	174,597

(11) Operating expenses

(In million yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Expenses for marketing activities	26,803	27,184
Expenses for in-house sales representatives	25,525	25,960
Expenses for sales agents	673	791
Expenses for selection	604	432
Expenses for sales management	7,412	6,308
Expenses for administration of sales agents	5,891	4,878
Expenses for training of in-house sales representatives	1,435	1,289
Advertising expenses	84	140
General administrative expenses	51,318	52,650
Personnel expenses	22,651	22,941
Non-personnel expenses	27,166	27,736
(Donations, sponsorships, memberships)	(23)	(28)
Contributions	670	668
Burden charges	829	1,303
Total	85,533	86,143

Note: 1. Major non-personnel expenses are system-related cost, shop costs and welfare expenses.

2. The contributions are burden charges paid to ex-Policyholders' Protection Fund taken over by the current Life Insurance Policyholders Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reform.

3. The burden charges are paid to the Life Insurance Policyholders Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(12) Operating expense ratio (against premiums)

Year Ended March 31, 2004	Year Ended March 31, 2003
10.8%	9.7%

4. Investment in General Account Assets in Fiscal 2003 (Non-Consolidated)

(1) Fiscal 2003 Investment

a. Environment

The Japanese economy during Fiscal 2003 began to get back on a recovery track as a whole thanks to an expansion in export demands mainly from the U.S. on the back of a decrease in geopolitical risks after the Iraq war and solid domestic demand, supported by a more-than-expected increase in corporate capital investments and upward swing of share prices. While Japan saw some indications toward its self-sustaining economic recovery including a broad-based expansion of investments mainly in digital consumer electronic products front, the Bank of Japan has been keeping its quantitative monetary easing policy in view of strong deflationary pressures. Thus, there existed both signs of economic pick-up and uncertainty about the future outlook here.

In the stock market, the Nikkei stock average continued to hit a new postbubble low in late April. This down trend of share prices reflected the effect of the unclear U.S. future economy and was accelerated by supply-demand imbalances due to the unwinding of cross-shareholding and the successive return of the managed portion of employee pension funds to the Government centering on market heavyweights. After that, however, psychological concerns over a financial crisis were removed by the injection of public funds into Resona Bank and the Japanese economy gained its momentum to a recovery. As such, overseas investors, who had stayed underweight Japan, continuously bought a wide range of Japanese shares for a long time. This movement ignited a stock market rally here and the Nikkei average approached the 12,000 yen mark at the fiscal year-end.
(Nikkei Average 7,972 yen at the end of Fiscal 2002 vs. 11,715 yen at the end of Fiscal 2003)

With the corporate earnings for January-March quarter 2003 announced in April beating the market consensus, the NY Dow Jones Industrial Average turned to an uptrend. Though a temporary setback was seen with a disappointment over a smaller-than-expected Fed rate cut by FOMC in June, a number of issues mainly in the financial and technology sectors shifted upwards in expectation of a quick improvement in corporate performances. The stock market subsequently continued to go up reflecting satisfactory corporate earnings and continuation of easy monetary policy by the FRB. While the market was occasionally weakened due to geopolitical risks and a disappointment by a slow improvement in the labor market, the Dow Jones Average maintained the $10,000 mark at the fiscal year-end.
(NY Dow Jones Industrial Average $7,992 at the end of Fiscal 2002 vs. $10,357 at the end of Fiscal 2003)

The new 10-year JGB (Japanese Government Bond) yield fell below 0.5% in the middle of June from 0.7% at the end of March due to persisting anxiety about the outlook for the Japanese economy. However, with a rise in share prices in prospect of an economic upbeat in Japan, long-term interest rates also turned upward and rose to around 1.65% at one point in early September. Thereafter, bond market participants

convinced that BOJ's quantitative monetary easing policy would last longer and thus, long-term interest rates developed approximately in the range between 1.2% and 1.5% until the year-end.
(New 10-year JGB yield: 0.700% at the end of Fiscal 2002 vs. 1.435% at the end of Fiscal 2003)

The US 10-year Treasury note yield declined as low as 3.1% in early June amid growing concern over global deflation and a gloomy job market. After that, with improved economic data and a hike in share prices toward the middle of 2003, the 10-year yield temporarily exceeded a 4.6% level. Since, however, a pick-up in employment remained slow and the Fed maintained its easy monetary stance, long-term interest rates again fell below 4% toward the year-end.
(US 10-year Treasury note yield: 3.80% at the end of Fiscal 2002 vs. 3.84% at the end of Fiscal 2003)

In the foreign exchange markets, yen continued to strengthen against the dollar on the back of a rise in share prices in Japan, a concern over the huge US trade and fiscal deficits and the chaotic conditions in Iraq. Although Japan's currency authorities conducted large-scale yen-selling interventions, they failed to stem a market momentum toward a stronger yen and weaker dollar.
EUR/JPY almost moved sideways because a rise in EUR/USD offsetted a decline in USD/JPY at the fiscal-year end.
(USD/JPY TTM: 120.20 yen at the end of Fiscal 2002 vs. 105.69 yen at the end of Fiscal 2003)
(EUR/JPY TTM: 129.83 yen at the end of Fiscal 2002 vs. 128.88 yen at the end of Fiscal 2003)

b. Investment principles

We attach our highest priority to preserving the trust of our policyholders, and make it our policy to focus on building an investment portfolio that will ensure generation of stable earnings over the long-term and carry out our investments bearing fully in mind the public nature and soundness of such investments.
More specifically, we invest mainly in yen denominated-fixed income assets such as domestic bonds and loans and currency-hedged foreign bonds in order to secure stable interest earnings and, at the same time, invest carefully in diversified portfolios of risk assets such as stocks and foreign securities in order to enhance our earnings capability further, thereby aiming at building portfolios that will contribute to improve our overall return on investments.

c. Investment performances

Our General Account assets as of the end of Fiscal 2003 were 6,393.4 billion yen, a decrease of 81.5 billion yen from those as of the end of Fiscal 2002. Of these assets, the differential on valuation in "Available-for-sale securities" resulting from application of the fair value accounting increased by 176.5 billion yen to 178.9 billion yen. Out of such valuation differential, 114.3 billion yen was added directly to shareholders' equity as net unrealized gains on securities.
In terms of major asset allocation, the yen denominated-fixed income assets were reduced, with domestic public and corporate bonds increasing by 32.9 billon yen (See Note) and loans decreasing by 264.5 billion yen (See Note) reflecting weaker borrowing needs from private companies. Among price fluctuations

assets, foreign bonds increased by 94.3 billion yen from the end of the previous fiscal year through allocating assets considering exchange rate and interest rate risks.

Note: Increase or decrease in securities are calculated based on the outstanding assets before marking to market.

d. Investment gains/losses

Overall investment income increased by 18.1billion yen over the previous year, because gains on sale of securities marked a YoY increase of 29.8 billion yen in stocks, a YoY increase of 5.3 billion yen in foreign securities and a YoY decrease of 17.1 billion yen in government bonds and other bonds.
On the other hand, interest and dividend received declined by 6.0 billion yen due to a fall in the reinvestment yield in the current very low interest-rate environment. The overall investment incomes increased by 27.5 billion yen to 256.9 billion yen.
Investment expenses increased by 33.3 billion yen to 117.8 billion yen, because losses on sale of securities and foreign exchange losses, net increased by 20.7 billion yen and 35.6 billion yen year-on-year, respectively, while devaluation losses on securities reduced by 24.6 billion yen year-on-year.

As a result, the net investment gains/losses as of the end of FY 2003 was 139.0 billion yen, a decrease of 5.7 billion yen from the previous year.

Net unrealized gains on securities increased to 168.8 billion yen, an increase of 133.0 billion from the previous fiscal-year end. This is because unrealized losses on domestic stocks as of the previous year-end turned into unrealized gains as of the end of Fiscal 2003 thanks to a rise in share prices while an interest rate hike reduced realized gains on the domestic bonds to some extent.

e. Investment management risk

The Company is fully aware of importance of controlling higher risks, while forming a risk-management unit independent of front-office departments (engaged in investments and loans), and carrying out the grasp and analysis of risks, consideration of risk management measures, and appropriate reporting to top management through the "Investment Risk Committee" regarding investment risks.
Further, the Company ensures the system that internal check functions work well by various means, such as separation between front-office departments and back-office departments and implementation of internal audits by the Business Audit Division and so forth.

(2) Asset Composition

(Millions of Yen, %) [Reference]

Category	As of March 31, 2004		As of March 31, 2003		[Reference] As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash, deposits & call loans	148,589	2.3	166,721	2.6	148,589	2.4
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	55,092	0.9	41,966	0.6	55,227	0.9
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	30,880	0.5	55,619	0.9	29,320	0.5
Securities	3,912,075	61.2	3,612,837	55.8	3,733,004	59.5
Domestic bonds	2,415,965	37.8	2,415,033	37.3	2,392,316	38.1
Domestic stocks	549,923	8.6	386,025	6.0	442,927	7.1
Foreign securities	862,802	13.5	770,154	11.9	821,046	13.1
Foreign bonds	728,265	11.4	622,112	9.6	684,236	10.9
Foreign stocks and other securities	134,536	2.1	148,041	2.3	136,810	2.2
Other securities	83,384	1.3	41,624	0.6	76,713	1.2
Loans	1,964,561	30.7	2,229,144	34.4	1,964,561	31.3
Policy loans	120,081	1.9	125,561	1.9	120,081	1.9
Commercial loans	1,844,479	28.8	2,103,582	32.5	1,844,479	29.4
Property and equipment	186,434	2.9	193,688	3.0	186,434	3.0
Deferred tax assets	8,368	0.1	78,600	1.2	72,964	1.2
Deferred tax assets concerning revaluation	1,831	0.0	12,129	0.2	1,831	0.0
Other assets	89,589	1.4	87,527	1.4	89,691	1.4
Reserve for possible loan losses	(3,995)	(0.1)	(3,266)	(0.1)	(3,995)	(0.1)
Total	6,393,428	100.0	6,474,969	100.0	6,277,630	100.0
Foreign-currency-denominated assets included	866,976	13.6	769,855	11.9	819,641	13.1

(Note) The "Reference" column indicates the composition of assets before marking to market.

(3) Changes in the amount of assets by categories

(Millions of Yen) [Reference]

Category	Year Ended March 31, 2004	Year Ended March 31, 2003	[Reference] Year Ended March 31, 2004
	Amount	Amount	Amount
Cash, deposits & call loans	(18,132)	17,992	(18,132)
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	13,125	(13,028)	13,422
Securities under proprietary accounts	-	-	-
Monetary trusts	(24,738)	(40,314)	(24,684)
Securities	299,238	(190,947)	122,426
Domestic bonds	932	(117,597)	32,933
Domestic stocks	163,898	(190,349)	(6,017)
Foreign securities	92,647	104,523	62,867
Foreign bonds	106,152	129,733	94,398
Foreign stocks and other securities	(13,504)	(25,209)	(31,530)
Other securities	41,760	12,475	32,643
Loans	(264,582)	(80,585)	(264,582)
Policy loans	(5,480)	(15,061)	(5,480)
Commercial loans	(259,102)	(65,523)	(259,102)
Property and equipment	(7,253)	2,109	(7,253)
Deferred tax assets	(70,231)	12,480	(6,510)
Deferred tax assets concerning revaluation	(10,297)	173	(10,297)
Other assets	2,061	13,871	2,163
Reserve for possible loan losses	(729)	2,519	(729)
Total	(81,540)	(275,728)	(194,177)
Foreign-currency-denominated assets included	97,121	158,845	67,289

(Note) The "Reference" column indicates changes in the amount of assets before marking to market.

(4) Investment income / gains

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Interests, dividends and income from real estate for rent	144,233	150,239
Interest income from deposits	2	4
Interest income and dividends from securities	81,309	79,550
Interest income from loans	55,095	64,396
Income from real estate for rent	7,445	5,863
Other income from interest and dividends	381	424
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	1,428	3,554
Gains on investments in trading securities, net	-	-
Gains on sale of securities	88,399	70,287
Gains on sale of domestic bonds	22,309	39,419
Gains on sale of domestic stocks	42,083	12,188
Gains on sale of foreign securities	23,991	18,616
Other	14	62
Gains on redemption of securities	-	-
Gains from derivatives, net	15,637	-
Foreign exchange gains, net	-	-
Other investment income	7,231	5,286
Total	256,930	229,367

(5) Investment expenses / losses

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Interest expenses	2,032	2,175
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	62,806	42,100
Losses on sale of domestic bonds	17,234	1,609
Losses on sale of domestic stocks	25,203	28,411
Losses on sale of foreign securities	20,220	12,052
Others	148	26
Devaluation losses on securities	279	24,930
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	40	23,867
Devaluation losses on foreign securities	-	879
Others	239	182
Amortization of securities	-	-
Losses from derivatives, net	-	630
Foreign exchange losses, net	43,923	8,235
Provision for reserve for possible loan losses	731	-
Write-offs of loans	-	205
Depreciation of real estate for rent	3,479	2,373
Other investment expenses	4,633	3,874
Total	117,886	84,526

Note: In addition to the above, "Devaluation losses on trusted shares"of 57,664 million yen is inclu
Extradinary losses of the Income statement for Fiscal year 2003 ended March 31, 2004.

(6) Net investment gains / losses

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Total	139,044	144,840

[Reference] Breakdown of gains / losses from derivatives, net (Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Interest-rate-related gains / losses	13	107
Currency-related gains / losses	23,421	2,344
Stock-related gains / losses	(5,347)	(3,397)
Bond-related gains / losses	(2,585)	290
Other gains / losses	135	24
Total	15,637	(630)

(7) Efficiencies of investment

a. Investment yield by Asset Categories

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Cash, deposits & call loans	0.03	0.02
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.42	0.37
Securities under proprietary accounts	-	-
Monetary trusts	3.50	5.99
Domestic bonds	1.70	3.33
Domestic stocks	2.15	(16.51)
Foreign securities	3.65	4.43
Loans	2.81	3.04
Policy loans	4.59	4.79
Commercial loans	2.70	2.93
Property and equipment	0.92	0.74
Total general accounts	2.15	1.31
Foreign investments and loans receivable included	3.42	4.12

Note: 1. The yield is calculated with the average daily balance of the book value as the denominator, and the difference the between the profit on asset management and the loss on asset management in recurring earnings as the numerator.
The numerator for the yield of "Shares" and "General accounts" includes "Devaluation losses of trust securities."
2. Foreign investments and loans receivable are the total of foreign-currency-denominated assets and yen-denominated assets.

b. Average daily balance

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2003
Cash, deposits & call loans	179,544	154,489
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	40,184	53,232
Securities under proprietary accounts	-	-
Monetary trusts	40,768	59,361
Domestic bonds	2,258,662	2,456,873
Domestic stocks	426,609	568,439
Foreign securities	890,294	691,287
Loans	2,127,037	2,245,142
Policy loans	122,206	132,622
Commercial loans	2,004,830	2,112,520
Property and equipment	192,684	194,560
Total general accounts	6,458,168	6,659,970
Foreign investments and loans receivable included	1,130,141	882,751

(8) Securities

(Millions of Yen, %)

Category	As of March 31, 2004 Amount	As of March 31, 2004 Percentage	As of March 31, 2003 Amount	As of March 31, 2003 Percentage
National bonds	741,970	19.0	1,161,312	32.1
Municipal bonds	383,375	9.8	402,362	11.1
Corporate bonds	1,290,620	33.0	851,358	23.6
Public corporation bonds, included	881,098	22.5	382,909	10.6
Stocks	549,923	14.1	386,025	10.7
Foreign securities	862,802	22.1	770,154	21.3
Foreign bonds	728,265	18.6	622,112	17.2
Foreign stocks	115,044	2.9	96,368	2.7
Others	19,491	0.5	51,672	1.4
Other securities	83,384	2.1	41,624	1.2
Total	3,912,075	100.0	3,612,837	100.0

(9) Stock holdings by industry

(Millions of Yen, %)

Category		As of March 31, 2004 Amount	As of March 31, 2004 Percentage	As of March 31, 2003 Amount	As of March 31, 2003 Percentage
Fishery, agriculture and forestry		-	-	-	-
Mining		-	-	-	-
Construction		9,220	1.7	4,149	1.1
Manufacturing	Foods	4,829	0.9	2,767	0.7
	Textile products	8,059	1.5	4,189	1.1
	Paper & pulp	4,514	0.8	2,060	0.5
	Chemicals	44,062	8.0	30,724	8.0
	Medicals	9,791	1.8	6,421	1.7
	Oil & coal products	1,554	0.3	511	0.1
	Rubber products	3,390	0.6	-	-
	Glass & ceramic products	4,355	0.8	2,625	0.7
	Iron & steel	17,120	3.1	9,385	2.4
	Non-steel metal	3,172	0.6	2,210	0.6
	Metal products	294	0.1	148	0.0
	Machinery	57,843	10.5	36,035	9.3
	Electric equipment	70,448	12.8	30,281	7.8
	Transportation equipment	20,032	3.6	3,478	0.9
	Precision instruments	10,159	1.8	5,112	1.3
	Other manufacturing	6,429	1.2	2,456	0.6
Electricity & gas		30,400	5.5	38,316	9.9
Transportation & Information/Telecommunications	Land transportation	51,363	9.3	42,635	11.0
	Marine transportation	3,381	0.6	1,257	0.3
	Air transportation	-	-	-	-
	Warehouse & transport-related business	467	0.1	359	0.1
	Information & telecommunications	17,044	3.1	2,470	0.6
Commerce	Wholesaling	8,886	1.6	12,682	3.3
	Retailing	9,315	1.7	1,856	0.5
Finance & insurance	Banking	56,770	10.3	55,296	14.3
	Securities & commodities futures	26,024	4.7	30,618	7.9
	Insurance	28,455	5.2	23,034	6.0
	Other financing	10,940	2.0	9,020	2.3
Real estate		29,361	5.3	19,770	5.1
Services		2,231	0.4	6,148	1.6
Total		549,923	100.0	386,025	100.0

Note: The above classification by industry is based upon the industry-wise classification items as of March 31, 2004 and 2003 released by Securities Indentification Code Commottee, respectively.
"Transportation & Information/Telecommunications" and "Information & telecommunications" above correspond to "Transportation & telecommunications" and "Telecommunications" for the Fiscal 2002, respectively.

(10) Securities by contractual maturity dates

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	110,743	181,811	51,390	75,926	178,397	143,701	741,970
Municipal bonds	87,322	81,723	89,752	61,159	57,675	5,740	383,375
Corporate bonds	94,291	272,171	263,163	192,339	382,410	86,244	1,290,620
Domestic Stocks						549,923	549,923
Foreign securities	20,877	130,698	217,132	161,131	136,419	196,544	862,802
Foreign bonds	20,877	130,530	214,881	149,524	136,419	76,033	728,265
Foreign stocks and other securities	-	167	2,251	11,606	-	120,511	134,536
Other securities	61	5,131	-	5,033	-	73,158	83,384
Total	313,296	671,535	621,438	495,590	754,903	1,055,313	3,912,075

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(Millions of Yen)

Category	As of March 31, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	77,973	256,289	166,867	71,695	420,356	168,130	1,161,312
Municipal bonds	67,479	178,436	73,052	46,138	31,812	5,444	402,362
Corporate bonds	100,406	218,027	200,617	130,982	182,486	18,837	851,358
Domestic Stocks						386,025	386,025
Foreign securities	13,250	92,438	131,964	120,191	184,769	227,539	770,154
Foreign bonds	12,413	92,255	131,964	117,765	184,769	82,943	622,112
Foreign stocks and other securities	836	182	-	2,425	-	144,596	148,041
Other securities	41	5,702	7,595	5,983	9,220	13,080	41,624
Total	259,151	750,894	580,098	374,990	828,645	819,057	3,612,837

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(11) Loans

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2003
Policy Loans	120,081	125,561
Loans to policyholders	117,658	122,890
Premium loans	2,423	2,671
Commercial loans	1,844,479	2,103,582
[Loans to nonresidents included]	[132,556]	[158,736]
Loans to corporations	1,417,906	1,581,321
[Loans to domestic corporations included]	[1,290,442]	[1,430,378]
Loans to governments, international organizations and government affiliated agencies	18,029	23,242
Loans to public corporations	17,168	24,071
Housing loans	245,662	326,685
Consumer loans	124,948	134,751
Others	20,764	13,510
Total	1,964,561	2,229,144

(12) Loans to domestic companies by company size

(Number of Case, Millions of Yen, %)

Category		As of March 31, 2004		As of March 31, 2003	
			Percentage		Percentage
Large-sized corporations	Number of debtors	191	74.6	201	74.7
	Amount	1,177,864	91.3	1,304,917	91.2
Medium-sized corporations	Number of debtors	10	3.9	15	5.6
	Amount	17,666	1.4	19,892	1.4
Small- and medium-sized corporations	Number of debtors	55	21.5	53	19.7
	Amount	94,911	7.4	105,568	7.4
Total Laons to domestic corporations	Number of debtors	256	100.0	269	100.0
	Amount	1,290,442	100.0	1,430,378	100.0

Note: 1. Borrowing corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1,000 million yen or more	With more than 50 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 100 million yen and less than 1,000 million yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. "Number of debtors" indicates the number of borrowing corporations sorted by name, not the number of loan contracts.

(13) Loans by industry

(Millions of Yen, %)

	Industry		As of March 31, 2004		As of March 31, 2003	
			Amount	Percentage	Amount	Percentage
Domestic	Manufacturing		193,579	10.5	202,238	9.6
		Foods	390	0.0	300	0.0
		Textile products	4,312	0.2	3,551	0.2
		Wood, wood products, pulp & paper	5,080	0.3	4,447	0.2
		Printing	-	-	-	-
		Chemicals	24,784	1.3	25,181	1.2
		Oil & coal	8,500	0.5	16,173	0.8
		Ceramic products	2,821	0.2	2,466	0.1
		Iron & steel	79,114	4.3	85,876	4.1
		Non-steel metal	4,903	0.3	5,617	0.3
		Metal products	-	-	-	-
		Machinery	10,966	0.6	10,648	0.5
		Electric equipment	22,863	1.2	18,623	0.9
		Transportation equipment	28,443	1.5	27,932	1.3
		Precision instruments	1,400	0.1	1,420	0.1
		Others	-	-	-	-
	Agriculture, forestry and fishery		-	-	-	-
	Mining		-	-	-	-
	Construction		15,483	0.8	17,463	0.8
	Electricity, gas heat supply and water supply		70,111	3.8	90,575	4.3
	Information & telecommunication		15,665	0.8	15,751	0.7
	Transportation		82,187	4.5	77,052	3.7
	Wholesaling		159,694	8.7	180,126	8.6
	Retailing		14,526	0.8	13,462	0.6
	Financial services/insurance		544,414	29.5	641,249	30.5
	Real estate		83,932	4.6	81,633	3.9
	Service		137,879	7.5	149,249	7.1
	Local public entity		1,878	0.1	1,097	0.1
	Individual (funds for housing, consumption and tax payment, etc.)		391,375	21.2	474,946	22.6
	Others		1,195	0.1	-	-
	Total		1,711,922	92.8	1,944,845	92.5
Overseas	Government organizations		5,093	0.3	7,793	0.4
	Financial institutions		63,943	3.5	92,352	4.4
	Commercial & industrial enterprises		63,520	3.4	58,590	2.8
	Total		132,556	7.2	158,736	7.5
Grand total			1,844,479	100.0	2,103,582	100.0

(14) Loans by region

(Millions of Yen, %)

Region	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Hokkaido	2,480	0.2	2,120	0.1
Tohoku	5,474	0.4	9,173	0.6
Kanto	983,620	73.6	1,003,098	67.9
Chubu	36,659	2.7	36,634	2.5
Kinki	271,843	20.3	387,079	26.2
Chugoku	10,294	0.8	10,113	0.7
Shikoku	5,004	0.4	4,577	0.3
Kyushu	20,969	1.6	24,836	1.7
Total	1,336,346	100.0	1,477,635	100.0

Note: 1. These loans do not include loans to individuals, non-residents, policy loans, etc.
2. The location debtors is determined according to the address of their head office.
3. Prefectures Hokkaido: Hokkaido
Tohoku: Aomori, Akita. Miyagi. Yamagata and Fukushima
Kanto: Ibaraki, Tochigi, Gunma, Saitama, Chiba, Tokyo and Kanagawa
Chubu: Niigata, Toyama, Ishikawa, Fukui, Nagano, Yamanashi, Gifu, Aichi and Shizuoka
Kinki: Shiga, Kyoto, Osaka, Nara, Wakayama, Hyogo and Mie
Chugoku: Tottori, Shimane, Okayama, Hiroshima and Yamaguchi
Shikoku: Kagawa, Tokushima, Ehime and Kochi
Kyushu: Fukuoka, Oita, Saga, Nagasaki, Kumamoto, Miyazaki, Kagoshima and Okinawa

(15) Loans by collateral types

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Loans with collateral	20,307	1.1	27,618	1.3
Loans on securities as collateral	16,662	0.9	20,325	1.0
Loans on real estate, movable property or foundation collateral	3,645	0.2	7,292	0.3
Loans on a claim receivable as collateral	-	-	-	-
Guaranteed loans	92,902	5.0	118,833	5.6
Unsecured loans	1,356,095	73.5	1,490,351	70.8
Others	375,172	20.3	466,779	22.2
Total of commercial loans	1,844,479	100.0	2,103,582	100.0
Subordinated loans included	291,512	15.8	348,576	16.6

(16) Loans by contractual maturity dates

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates	89,685	136,144	78,222	57,978	68,671	55,586	486,288
Fixed rates	335,136	313,099	221,809	165,701	272,010	50,432	1,358,190
Total of commercial loans	424,821	449,244	300,032	223,680	340,682	106,019	1,844,479

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(Millions of Yen)

Category	As of March 31, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates	119,110	208,395	83,267	95,389	89,755	82,102	678,021
Fixed rates	230,337	492,814	252,343	131,513	264,312	54,238	1,425,560
Total of commercial loans	349,447	701,210	335,611	226,903	354,068	136,340	2,103,582

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(17) Foreign investments

a. Investments by asset category

(i) Foreign-currency-denominated assets (yen amount not fixed) (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Foreign bonds	834,014	72.9	721,566	67.5
Foreign stocks	25,064	2.2	6,377	0.6
Cash, deposits & others	7,897	0.7	41,911	3.9
Total of foreign-currency-denominated assets	866,976	75.7	769,855	72.0

(ii) Foreign-currency-denominated assets of which the amount in yen is fixed (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Cash, deposits & others	-	-	-	-
Subtotal	-	-	-	-

(iii) Yen-denominated assets (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Loans to nonresidents	132,556	11.6	158,736	14.9
Foreign bonds	43,473	3.8	38,113	3.6
Foreign stocks & other securities	101,606	8.9	102,227	9.6
Others	-	-	-	-
Total of yen-denominated assets	277,636	24.3	299,077	28.0

(iv) Total ((i)+(ii)+(iii)) (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,144,613	100.0	1,068,933	100.0
(Real estate held abroad included)	-	-	-	-

Note: "Foreign-currency-denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign-currency-denominated assets by currency

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
US dollar	355,594	41.0	413,417	53.7
Euro	342,990	39.6	318,691	41.4
British pound	37,055	4.3	37,746	4.9
Canadian dollar	71,210	8.2	-	-
Swedish krona	60,125	6.9	-	-
Others	-	-	-	-
Total	866,976	100.0	769,855	100.0

c. Investments by region

(Millions of Yen, %)

Region	As of March 31, 2004							
	Foreign securities						Loans to nonresidents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	406,944	47.2	380,792	52.3	26,152	19.4	31,988	24.1
Europe	310,951	36.0	299,344	41.1	11,606	8.6	62,450	47.1
Oceania	-	-	-	-	-	-	10,000	7.5
Asia	213	0.0	-	-	213	0.2	9,025	6.8
Latin America	116,630	13.5	20,066	2.8	96,563	71.8	15,000	11.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	28,062	3.3	28,062	3.9	-	-	4,093	3.1
Total	862,802	100.0	728,265	100.0	134,536	100.0	132,556	100.0

(Millions of Yen, %)

Region	As of March 31, 2003							
	Foreign securities						Loans to nonresidents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	329,810	42.8	323,457	52.0	6,353	4.3	50,222	31.6
Europe	312,384	40.6	268,996	43.2	43,387	29.3	56,450	35.6
Oceania	-	-	-	-	-	-	18,000	11.3
Asia	120	0.0	-	-	120	0.1	16,270	10.3
Latin America	119,757	15.5	21,576	3.5	98,180	66.3	11,000	6.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	8,082	1.0	8,082	1.3	-	-	6,793	4.3
Total	770,154	100.0	622,112	100.0	148,041	100.0	158,736	100.0

(18) Valuation gains / losses on trading securities

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount on B.S.	Valuation gains/losses included in gains/losses for current period	Amount on B.S.	Valuation gains/losses included in gains/losses for current period
Trading securities	29,042	(38)	56,882	1,754
Monetary trusts	29,042	(38)	56,882	1,754

Note: "Monetary trusts" is composed of securities held in monetary trust.

(19) Current fair value information on securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen) [Reference]

Category	As of March 31, 2004					[Reference] As of March 31, 2004	
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses			Current fair value	Net gains/losses
				Gains	Losses		
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)	182,807	(1,081)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)	142,809	(1,081)
Monetary claims purchased	34,998	34,998	(0)	0	(0)	34,998	(0)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)	1,335,935	(8,990)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-	-	-
Available for sale securities	2,146,103	2,325,096	178,993	194,708	(15,714)	2,318,928	172,825
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)	923,823	20,323
Domestics stocks	415,560	522,556	106,996	114,050	(7,054)	541,013	125,453
Foreign securities	730,101	771,914	41,813	47,301	(5,488)	750,674	20,573
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stocks and other securities	45,864	43,648	(2,216)	1,548	(3,765)	42,850	(3,013)
Other securities	76,712	83,383	6,670	6,926	(255)	83,322	6,610
Money claims purchased	20,229	20,093	(135)	31	(167)	20,093	(135)
Certificate of deposit	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-
Total	3,674,918	3,843,839	168,921	201,515	(32,593)	3,837,671	162,753
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)	2,402,568	10,251
Domestic stocks	415,560	522,556	106,996	114,050	(7,054)	541,013	125,453
Foreign securities	730,101	771,914	41,813	47,301	(5,488)	750,674	20,573
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stock and other securities	45,864	43,648	(2,216)	1,548	(3,765)	42,850	(3,013)
Other securities	76,712	83,383	6,670	6,926	(255)	83,322	6,610
Monetary claims purchased	55,227	55,091	(136)	31	(167)	55,091	(136)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Others	-	-	-	-	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. Monetary trusts do not include anything to be categorized into other than trading securities.
3. The month-average foreign exchange rate prevailing in March 2004 is applied when translating domestic and foreign stocks at the current fair value and foreign-currency-denominated assets, both into Japanese yen.
[Reference] indicates current fair value data when the current fair value and exchange rate as of March 31, 2004 are applied.

*The cost/carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	19,632
Available for sale securities	98,731
Unlisted domestic stocks (except OTC-traded stocks)	7,735
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	996
Total	118,363

(Millions of Yen)

Category	As of March 31, 2003				
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses		
				Gains	Losses
Held-to-maturity securities	26,958	27,561	603	603	(0)
Domestic bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificate of deposit	-	-	-	-	-
Policy reserve matching bonds	909,294	942,126	32,832	32,869	(37)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale securities	2,599,226	2,601,648	2,421	101,243	(98,821)
Domestic bonds	1,444,127	1,499,778	55,650	56,430	(779)
Domestics stocks	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stocks and other securities	77,886	57,586	(20,299)	63	(20,363)
Other securities	44,068	41,622	(2,446)	83	(2,529)
Money claims purchased	20,806	20,968	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,535,480	3,571,337	35,856	134,716	(98,859)
Domestic bonds	2,359,382	2,448,469	89,086	89,904	(817)
Domestic stocks	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stock and other securities	77,886	57,586	(20,299)	63	(20,363)
Other securities	44,068	41,622	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

3. The month-average foreign exchange rate prevailing in March 2003 is applied when translating domestic and foreign stocks at the current fair value and foreign-currency-denominated assets, both into Japanese yen.

*The cost/carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	18,816
Available for sale securities	98,135
Unlisted domestic stocks (except OTC-traded stocks)	8,083
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	51
Total	116,951

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen) [Reference]

Category	As of March 31, 2004					[Reference] As of March 31, 2004	
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses	Current fair value	Net gains/losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)	182,807	(1,081)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)	142,809	(1,081)
Monetary claims purchased	34,998	34,998	(0)	0	(0)	34,998	(0)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)	1,335,935	(8,990)
Stocks of subsidiaries and affiliated companies	19,632	19,632	-	-	-	19,632	-
Available for sale securities	2,244,835	2,423,771	178,936	194,708	(15,772)	2,417,577	172,742
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)	923,823	20,323
Domestics stocks	423,295	530,291	106,996	114,050	(7,054)	548,748	125,453
Foreign securities	821,046	862,802	41,755	47,301	(5,546)	841,537	20,491
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stocks and other securities	136,810	134,536	(2,273)	1,548	(3,822)	133,713	(3,096)
Other securities	76,713	83,384	6,670	6,926	(255)	83,323	6,610
Money claims purchased	20,229	20,093	(135)	31	(167)	20,093	(135)
Certificate of deposit	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	-
Total	3,793,282	3,962,146	168,864	201,515	(32,651)	3,955,952	162,670
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)	2,402,568	10,251
Domestic stocks	442,927	549,923	106,996	114,050	(7,054)	568,381	125,453
Foreign securities	821,046	862,802	41,755	47,301	(5,546)	841,537	20,491
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stock and other securities	136,810	134,536	(2,273)	1,548	(3,822)	133,713	(3,096)
Other securities	76,713	83,384	6,670	6,926	(255)	83,323	6,610
Monetary claims purchased	55,227	55,091	(136)	31	(167)	55,091	(136)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Others	50	50	-	-	-	50	-

(Millions of Yen)

Category	As of March 31, 2003				
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity securities	26,958	27,561	603	603	(0)
Domestic bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificate of deposit	-	-	-	-	-
Policy reserve matching bonds	909,294	942,126	32,832	32,869	(37)
Stocks of subsidiaries and affiliated companies	18,816	18,738	(78)	-	(78)
Available for sale securities	2,697,362	2,699,783	2,421	101,243	(98,821)
Domestic bonds	1,444,127	1,499,778	55,650	56,430	(779)
Domestics stocks	430,582	367,663	(62,919)	10,356	(73,275)
Foreign securities	757,724	769,699	11,975	34,208	(22,233)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stocks and other securities	167,886	147,586	(20,299)	63	(20,363)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Money claims purchased	20,806	20,968	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,652,432	3,688,210	35,778	134,716	(98,938)
Domestic bonds	2,359,382	2,448,469	89,086	89,904	(817)
Domestic stocks	448,945	386,025	(62,919)	10,356	(73,275)
Foreign securities	758,178	770,075	11,896	34,208	(22,311)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stock and other securities	168,340	147,962	(20,377)	63	(20,441)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	50	50	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities and their cost/carrying value and the current fair value were 50 million yen as of March 31, 2004 and 2003 (There were no unrealized gains/losses).

3. The month-average foreign exchange rates prevailing in March 2004 and 2003 are respectively applied when translating domestic and foreign stocks at the current fair value and foreign-currency-denominated assets, both into Japanese yen.

[Reference] indicates current fair value data when the current fair value and exchange rate as of March 31, 2004 are applied.

(20) Current fair value information on monetary trusts

(Millions of Yen)

Category	As of March 31, 2004					As of March 31, 2003				
	Amount on B.S.	Current fair value	Net gains/losses	Gains	Losses	Amount on B.S.	Current fair value	Net gains/losses	Gains	Losses
Monetary trusts	30,880	30,880	-	-	-	55,619	55,619	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Monetary trusts for investment	30,830	(54)	55,569	1,633

Note: Although we indicated the current fair value information on securities up until the fiscal year ended March 2003, we have decided to show the overall assets held in monetary trust from the fiscal year ended March 2003 and onwards. With this change in the notation system, the comparative figure at the fiscal year ended March 2002 was revised. (On the previous basis, "Current Fair Value and Carrying Value." was 56,882 million yen and "Net valuation gains/loss included in profit/loss for current period" was 1,754 million yen.)

* Monetary trusts for held-to-maturity, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of March 31, 2004					As of March 31, 2003				
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity monetary securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-

(21) Current fair value information on real estate (balance of land, unrealized gains/losses, etc.)

(Millions of Yen)

Category	As of March 31, 2004	Ratio to general accounts	As of March 31, 2003	Ratio to general accounts
Balance of domestic real estate	186,590	2.9	193,855	3.0
Balance of domestic land included	106,002	1.7	109,527	1.7
For operational use included	40,412	0.6	42,483	0.7
For investment included	65,589	1.0	67,044	1.0
Unrealized gains/losses on domestic real estate	(9,040)	-	(5,879)	-

Note: 1. The above includes tenant rights.
2. The balance of domestic land and unrealized gains/losses exclude construction in progress and guarantee money.
3. Unrealized gains/losses are calculated based on the latest public announcement price.

(22) Current fair value information on derivative transactions
(total transactions to which hedge accounting is or is not applied)

(i) Breakdown of net gains/losses (breakdown of transactions to which hedge accounting is or is not applied)

(Millions of Yen)

	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
With hedge accounting	6,567	21,462	-	-	-	28,030
Without hedge accounting	550	325	(2,197)	-	-	(1,321)
Total	7,118	21,787	(2,197)	-	-	26,708

Note: 1. Net profits/losses on transactions with fair value hedge accounting is applied (21,462 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting applied are posted on the Income statement.
2. Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

(ii) Interest-rate-related derivative transactions (Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange	Interest rate futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Interest rate options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
OTC	Forward rate agreement								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Interest rate options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Interest rate swaps								
	Receipts fixed, payments floating	291,763	192,993	7,118	7,118	337,002	253,447	16,176	16,176
	Payments fixed, receipts floating	-	-	-	-	100,000	-	(1,887)	(1,887)
	Receipts floating, payments floating	-	-	-	-	-	-	-	-
	Others								
	Sold	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought	-	-			-	-		
		[-]		-	-	[-]		-	-
Total					7,118				14,289

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. Net gains/losses indicates the difference between the contracted amount and the current fair value for futures transactions and forward agreements, the difference between the option premium and the current fair value for options transactions, and the current fair value for swap transactions.

(Reference) Balance of notional principal of interest rate swapping by term to maturity (as of March 31, 2004)

(Millions of Yen)

	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating			47,202	5,840	19,000	-	291,763
(Average rate received)	2.91%	2.83%	1.23%	2.41%	1.67%	-	2.51%
(Average rate paid)	0.51%	0.37%	0.36%	0.25%	0.74%	-	0.44%
Payments fixed, receipts floating	-	-	-	-	-	-	-
(Average rate received)	-	-	-	-	-	-	-
(Average rate paid)	-	-	-	-	-	-	-

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
Exchange	Currency futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Currency future options								
	Sold								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
	Bought								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
OTC	Forward currency agreement								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Exchange contract								
	Sold	634,034	-	612,246	21,787	396,180	-	401,455	(5,275)
	US dollar	255,763	-	248,920	6,843	224,755	-	227,172	(2,417)
	Euro	273,158	-	259,675	13,483	165,898	-	168,644	(2,745)
	British pound	15,424	-	15,558	(133)	5,525	-	5,638	(113)
	Canadian dollar	53,218	-	52,770	448	-	-	-	-
	Swedish krona	36,468	-	35,321	1,146	-	-	-	-
	Bought	-	-	-	-	27,510	-	27,570	60
	US dollar	-	-	-	-	27,510	-	27,570	60
	Currency options								
	Sold								
	Call	- [-]	-	-	-	47,730 [284]	-	359	(75)
	US dollar	- [-]	-	-	-	20,583 [105]	-	124	(18)
	Euro	- [-]	-	-	-	18,054 [126]	-	205	(78)
	British pound	- [-]	-	-	-	9,091 [52]	-	30	22
	Canadian dollar	- [-]	-	-	-	- [-]	-	-	-
	Swedish krona	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
	Bought								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	44,800 [284]	-	13	(271)
	US dollar	- [-]	-	-	-	19,255 [105]	-	8	(96)
	Euro	- [-]	-	-	-	16,988 [126]	-	0	(126)
	British pound	- [-]	-	-	-	8,556 [52]	-	4	(48)
	Canadian dollar	- [-]	-	-	-	- [-]	-	-	-
	Swedish krona	- [-]	-	-	-	- [-]	-	-	-
	Currency swap	-	-	-	-	-	-	-	-
	Others								
	Sold	- [-]	-	-	-	- [-]	-	-	-
	Bought	- [-]	-	-	-	- [-]	-	-	-
Total					21,787				(5,561)

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. The futures rate at the end of each fiscal year is used for the exchange rate.
3. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.
4. Net gains/losses indicates the difference between the contracted amount and the current fair value for futures transactions and forward agreements, the difference between the option premium and the current fair value for options transactions, and the current fair value for swap transactions.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
Exchange	Stock index futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Stock index options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Stock options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
OTC	Forward agreement								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Stock index futures								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	79,947	-			-	-		
		[4,590]		2,393	(2,197)	[-]		-	-
	Stock index options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Total				(2,197)				-

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. Net gains/losss indicates the difference between the contracted amount and the current fair value for futures transactions and forward agreements, the difference between the option premium and the current fair value for options transactions.

(v) Bond-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange	Bond futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Bond futures options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
OTC	Options								
	Sold								
	Call	-	-			5,000	-		
		[-]		-	-	[10]		8	1
	Put	-	-			22,000	-		
		[-]		-	-	[101]		27	73
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
Total					-				75

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. Net gains/losses indicates the difference between the contracted amount and the current fair value for futures transactions, the difference between the option premium and the current fair value for options transactions.

(vi) Others

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Credit default swap								
	Protection short position	-	-	-	-	10,000	10,000	(69)	(69)
	Protection long position	-	-	-	-	-	-	-	-
Total					-				(69)

Note: Net gains/losses indicates the current fair value.

5. Status of Separate Account Assets in Fiscal 2003 (Non-consolidated)

(1) Balance of separate account assets

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2003
	Amount	Amount
Individual variable insurance	5,493	4,864
Individual variable annuities	-	-
Group annuities	10,631	48,236
Total of separate account	16,125	53,100

(2) Status of individual variable insurance and annuities (separate account)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2003	
	Number	Amount	Number	Amount
Variable insurance (term)	372	426	403	455
Variable insurance (whole-life)	552	1,934	556	1,942
Total	924	2,361	959	2,397

b. Asset composition

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash, deposits & call loans	312	5.7	250	5.1
Securities	5,151	93.8	4,581	94.2
Domestic bonds	1,547	28.2	1,492	30.7
Domestic stocks	2,041	37.2	1,552	31.9
Foreign securities	1,562	28.4	1,537	31.6
Foreign bonds	518	9.4	556	11.4
Foreign stock and other securities	1,043	19.0	980	20.2
Other securities	-	-	-	-
Loans	-	-	-	-
Others	29	0.5	32	0.7
Reserve for possible loan losses	-	-	-	-
Total	5,493	100.0	4,864	100.0

c. Net investment gains/losses

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2003
	Amount	Amount
Interests, dividends and income from real estate for rent	92	239
Gains on sale of securities	133	341
Gains on redemption of securities	-	-
Valuation gains on securities	1,213	1,053
Foreign exchange gains, net	0	2
Gains from derivatives, net	-	-
Other investment income	0	2
Losses on sale of securities	384	2,043
Amortization of securities	-	-
Devaluation losses on securities	372	1,260
Foreign exchange losses, net	0	7
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment gains/losses	682	(1,672)

d. Valuation gains/losses on trading securities

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	5,151	841	4,581	(207)

e. Securities

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2003
	Amount on B.S.	Amount on B.S.
Domestic bonds	1,547	1,492
Domestic stocks	2,041	1,552
Foreign securities	1,562	1,537
Foreign bonds	518	556
Foreign stocks and other securities	1,043	980
Other securities	-	-
Total	5,151	4,581

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. This table excludes securities with no current fair values.

f. Current fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of the March 31, 2004 and 2003.

g. Current fair value information on derivative transactions

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

} The Company did not have any balances of these transactions as of the March 31, 2004.

(3) Status of individual variable annuities (separate accounts)

The Company did not have any balances of individual variable annuities separate accounts as of the end of either Fiscal 2003 or Fiscal 2002.

6. Asset composition (Non-consolidated)

(1) Asset composition

(Millions of Yen)

Category	As of March 31, 2004		
	General account	Separate account	Corporate total
Cash, deposits & call loans	148,589	613	149,203
Securities repurchased under agreements	55,092	-	55,092
Monetary trusts	30,880	-	30,880
Domestic bonds	2,415,965	4,973	2,420,939
Domestic stocks	549,923	5,917	555,841
Foreign securities	862,802	4,530	867,332
Other securities	83,384	-	83,384
Loans	1,964,561	-	1,964,561
Property and equipment	186,434	-	186,434
Deferred tax assets	8,368	-	8,368
Deferred tax assets concerning revaluation	1,831	-	1,831
Other assets	89,589	87	89,677
Reserve for possible loan losses	(3,995)	-	(3,995)
Total assets	6,393,428	16,123	6,409,552
Foreign-currency-denominated assets included	866,976	4,229	871,206

(2) Net investment gains/losses

(Millions of Yen)

Category		Year Ended March 31, 2004		
		General account	Separate account	Corporate total
Investment gains	Interests, dividends and income from real estate for rent	144,233	-	144,233
	Interest income from deposits	2	-	2
	Interest income and dividends from securities	81,309	-	81,309
	Interest income from loans	55,095	-	55,095
	Income from real estate for rent	7,445	-	7,445
	Other income from interest and dividends	381	-	381
	Gains from monetary trusts, net	1,428	-	1,428
	Gains on sale of securities	88,399	-	88,399
	Gains on sale of domestic bonds	22,309	-	22,309
	Gains on sale of domestic stocks	42,083	-	42,083
	Gains on sale of foreign securities	23,991	-	23,991
	Other	14	-	14
	Gains from derivatives, net	15,637	-	15,637
	Other investment income	7,231	-	7,231
	Investment income from managing separate account	-	4,658	4,658
	Total	256,930	4,658	261,588
Investment losses	Interest expenses	2,032	-	2,032
	Losses on sale of securities	62,806	-	62,806
	Devaluation losses on domestic bonds	17,234	-	17,234
	Devaluation losses on domestic stocks	25,203	-	25,203
	Devaluation losses on foreign securities	20,220	-	20,220
	Others	148	-	148
	Devaluation losses on securities	279	-	279
	Devaluation losses on domestic bonds	-	-	-
	Devaluation losses on domestic stocks	40	-	40
	Devaluation losses on foreign securities	-	-	-
	Others	239	-	239
	Foreign exchange losses, net	43,923	-	43,923
	Provision for reserve for possible loan losses	731	-	731
	Write-offs of loans	-	-	-
	Depreciation of real estate for rent	3,479	-	3,479
	Other investment expenses	4,633	-	4,633
	Total	117,886	-	117,886
Net investment gains (losses)		139,044	4,658	143,702

(3) Valuation gains/losses on trading securities

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2003	
	Amount on B.S.	Valuation gains/losses included in gains/losses for current period	Amount on B.S.	Valuation gains/losses included in gains/losses for current period
Trading securities	44,464	7,631	108,173	(3,065)
Monetary trusts	29,042	(38)	56,882	1,754
Separate account	15,422	7,669	51,290	(4,820)

Note: 1. "Monetary trusts" is composed of securities held in monetary trust.
2. "Separate account" is composed of securities held in separate account.

(4) Current fair value information on securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen) [Reference]

Category	As of March 31, 2004					[Reference] As of March 31, 2004	
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses	Current fair value	Net gains/losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)	182,807	(1,081)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)	142,809	(1,081)
Monetary claims purchased	34,998	34,998	(0)	0	(0)	34,998	(0)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)	1,335,935	(8,990)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-	-	-
Available for sale securities	2,146,103	2,325,096	178,993	194,708	(15,714)	2,318,928	172,825
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)	923,823	20,323
Domestics stocks	415,560	522,556	106,996	114,050	(7,054)	541,013	125,453
Foreign securities	730,101	771,914	41,813	47,301	(5,488)	750,674	20,573
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stocks and other securities	45,864	43,648	(2,216)	1,548	(3,765)	42,850	(3,013)
Other securities	76,712	83,383	6,670	6,926	(255)	83,322	6,610
Money claims purchased	20,229	20,093	(135)	31	(167)	20,093	(135)
Certificate of deposit	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-
Total	3,674,918	3,843,839	168,921	201,515	(32,593)	3,837,671	162,753
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)	2,402,568	10,251
Domestic stocks	415,560	522,556	106,996	114,050	(7,054)	541,013	125,453
Foreign securities	730,101	771,914	41,813	47,301	(5,488)	750,674	20,573
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stock and other securities	45,864	43,648	(2,216)	1,548	(3,765)	42,850	(3,013)
Other securities	76,712	83,383	6,670	6,926	(255)	83,322	6,610
Monetary claims purchased	55,227	55,091	(136)	31	(167)	55,091	(136)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Others	-	-	-	-	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. Monetary trusts do not include anything to be categorized into other than trading securities.
3. The month-average foreign exchange rate prevailing in March 2004 is applied when translating domestic and foreign stocks at the current fair value and foreign-currency-denominated assets, both into Japanese yen.
[Reference] indicates current fair value data when the current fair value and exchange rate as of March 31, 2004 are applied.

*The cost/carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	19,632
Available for sale securities	98,731
Unlisted domestic stocks (except OTC-traded stocks)	7,735
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	996
Total	118,363

(Millions of Yen)

Category	As of March 31, 2003				
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses		
				Gains	Losses
Held-to-maturity securities	26,958	27,561	603	603	(0)
Domestic bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificate of deposit	-	-	-	-	-
Policy reserve matching bonds	909,294	942,126	32,832	32,869	(37)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale securities	2,599,226	2,601,648	2,421	101,243	(98,821)
Domestic bonds	1,444,127	1,499,778	55,650	56,430	(779)
Domestics stocks	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stocks and other securities	77,886	57,586	(20,299)	63	(20,363)
Other securities	44,068	41,622	(2,446)	83	(2,529)
Money claims purchased	20,806	20,968	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,535,480	3,571,337	35,856	134,716	(98,859)
Domestic bonds	2,359,382	2,448,469	89,086	89,904	(817)
Domestic stocks	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stock and other securities	77,886	57,586	(20,299)	63	(20,363)
Other securities	44,068	41,622	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

3. The month-average foreign exchange rate prevailing in March 2003 is applied when translating domestic and foreign stocks at the current fair value and foreign-currency-denominated assets, both into Japanese yen.

*The cost/carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	18,816
Available for sale securities	98,135
Unlisted domestic stocks (except OTC-traded stocks)	8,083
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	51
Total	116,951

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen) [Reference]

Category	As of March 31, 2004					[Reference] As of March 31, 2004	
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses	Current fair value	Net gains/losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)	182,807	(1,081)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)	142,809	(1,081)
Monetary claims purchased	34,998	34,998	(0)	0	(0)	34,998	(0)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)	1,335,935	(8,990)
Stocks of subsidiaries and affiliated companies	19,632	19,632	-	-	-	19,632	-
Available for sale securities	2,244,835	2,423,771	178,936	194,708	(15,772)	2,417,577	172,742
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)	923,823	20,323
Domestics stocks	423,295	530,291	106,996	114,050	(7,054)	548,748	125,453
Foreign securities	821,046	862,802	41,755	47,301	(5,546)	841,537	20,491
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stocks and other securities	136,810	134,536	(2,273)	1,548	(3,822)	133,713	(3,096)
Other securities	76,713	83,384	6,670	6,926	(255)	83,323	6,610
Money claims purchased	20,229	20,093	(135)	31	(167)	20,093	(135)
Certificate of deposit	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	-
Total	3,793,282	3,962,146	168,864	201,515	(32,651)	3,955,952	162,670
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)	2,402,568	10,251
Domestic stocks	442,927	549,923	106,996	114,050	(7,054)	568,381	125,453
Foreign securities	821,046	862,802	41,755	47,301	(5,546)	841,537	20,491
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)	707,824	23,587
Foreign stock and other securities	136,810	134,536	(2,273)	1,548	(3,822)	133,713	(3,096)
Other securities	76,713	83,384	6,670	6,926	(255)	83,323	6,610
Monetary claims purchased	55,227	55,091	(136)	31	(167)	55,091	(136)
Certificate of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Others	50	50	-	-	-	50	-

(Millions of Yen)

Category	As of March 31, 2003				
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity securities	26,958	27,561	603	603	(0)
Domestic bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificate of deposit	-	-	-	-	-
Policy reserve matching bonds	909,294	942,126	32,832	32,869	(37)
Stocks of subsidiaries and affiliated companies	18,816	18,738	(78)	-	(78)
Available for sale securities	2,697,362	2,699,783	2,421	101,243	(98,821)
Domestic bonds	1,444,127	1,499,778	55,650	56,430	(779)
Domestics stocks	430,582	367,663	(62,919)	10,356	(73,275)
Foreign securities	757,724	769,699	11,975	34,208	(22,233)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stocks and other securities	167,886	147,586	(20,299)	63	(20,363)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Money claims purchased	20,806	20,968	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,652,432	3,688,210	35,778	134,716	(98,938)
Domestic bonds	2,359,382	2,448,469	89,086	89,904	(817)
Domestic stocks	448,945	386,025	(62,919)	10,356	(73,275)
Foreign securities	758,178	770,075	11,896	34,208	(22,311)
Foreign bonds	589,838	622,112	32,274	34,144	(1,869)
Foreign stock and other securities	168,340	147,962	(20,377)	63	(20,441)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificate of deposit	-	-	-	-	-
Others	50	50	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities and their cost/carrying value and the current fair value were 50 million yen as of March 31, 2004 and 2003 (There were no unrealized gains/losses).

3. The month-average foreign exchange rates prevailing in March 2004 and 2003 are respectively applied when translating domestic and foreign stocks at the current fair value and foreign-currency-denominated assets, both into Japanese yen.
[Reference] indicates current fair value data when the current fair value and exchange rate as of March 31, 2004 are applied.

(5) Current fair value information on monetary trusts

(Millions of Yen)

Category	As of March 31, 2004					As of March 31, 2003				
	Amount on B.S.	Current fair value	Net gains/losses	Gains	Losses	Amount on B.S.	Current fair value	Net gains/losses	Gains	Losses
Monetary trusts	30,880	30,880	-	-	-	55,619	55,619	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Monetary trusts for investment	30,830	(54)	55,569	1,633

Note: Although we indicated the current fair value information on securities up until the fiscal year ended March 2003, we have decided to show the overall assets held in monetary trust from the fiscal year ended March 2003 and onwards. With this change in the notation system, the comparative figure at the fiscal year ended March 2002 was revised. (On the previous basis, "Current Fair Value and Carrying Value." was 56,882 million yen and "Net valuation gains/loss included in profit/loss for current period" was 1,754 million yen.)

* Monetary trusts for held-to-maturity, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of March 31, 2004					As of March 31, 2003				
	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses	Cost/Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity monetary securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-

(6) Current fair value information on real estate (balance of land, unrealized gains/losses, etc.)

(Millions of Yen)

Category	As of March 31, 2004	Ratio to general accounts	As of March 31, 2003	Ratio to general accounts
Balance of domestic real estate	186,590	3	193,855	3.0
Balance of domestic land included	106,002	2	109,527	1.7
For operational use included	40,412	1	42,483	0.7
For investment included	65,589	1	67,044	1.0
Unrealized profits/losses on domestic real estate	(9,040)	-	(5,879)	-

Note: 1. The above includes tenant rights.
2. The balance of domestic land and unrealized gains/losses exclude construction in progress and guarantee money.
3. Unrealized gains/losses are calculated based on the latest public announcement price.

(7) Current fair value information on derivative transactions (total transactions to which hedge accounting is or is not applied)

(i) Breakdown of net gains/losses (breakdown of transactions to which hedge accounting is or is not applied)

(Millions of Yen)

	Interest-rate-related derivative transactions	Currency-related derivative transactions	Stock-related derivative transactions	Bond-related derivative transactions	Others	Total
With hedge accounting	6,567	21,462	—	—	—	28,030
Without hedge accounting	550	325	(2,197)	—	—	(1,321)
Total	7,118	21,787	(2,197)	—	—	26,708

Note: 1. Net profits/losses on transactions with fair value hedge accounting is applied (21,462 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting applied are posted on the Income statement.
2. Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange	Interest rate futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Interest rate options								
	Sold								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
	Bought								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
OTC	Forward rate agreement								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Interest rate options								
	Sold								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
	Bought								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
	Interest rate swaps								
	Receipts fixed, payments floating	291,763	192,993	7,118	7,118	337,002	253,447	16,176	16,176
	Payments fixed, receipts floating	-	-	-	-	100,000	-	(1,887)	(1,887)
	Receipts floating, payments floating	-	-	-	-	-	-	-	-
	Others								
	Sold	- [-]	-	-	-	- [-]	-	-	-
	Bought	- [-]	-	-	-	- [-]	-	-	-
Total					7,118				14,289

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. Net profit/loss indicates the difference between the contracted amount and the current fair value for futures transactions and forward agreements, the difference between the option premium and the current fair value for options transactions, and the current fair value for swap transactions.

(Reference) Balance of notional principal of interest rate swapping by term to maturity (as of March 31, 2004)(Millions of Yen)

	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	98,770	120,951	47,202	5,840	19,000	-	291,763
(Average rate received)	2.91%	2.83%	1.23%	2.41%	1.67%	-	2.51%
(Average rate paid)	0.51%	0.37%	0.36%	0.25%	0.74%	-	0.44%
Payments fixed, receipts floating	-	-	-	-	-	-	-
(Average rate received)	-	-	-	-	-	-	-
(Average rate paid)	-	-	-	-	-	-	-

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange	Currency futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Currency future options								
	Sold								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
	Bought								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
OTC	Forward currency agreement								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Exchange contract								
	Sold	634,034	-	612,246	21,787	396,180	-	401,455	(5,275)
	US dollar	255,763	-	248,920	6,843	224,755	-	227,172	(2,417)
	Euro	273,158	-	259,675	13,483	165,898	-	168,644	(2,745)
	British pound	15,424	-	15,558	(133)	5,525	-	5,638	(113)
	Canadian dollar	53,218	-	52,770	448	-	-	-	-
	Swedish Krona	36,468	-	35,321	1,146	-	-	-	-
	Bought	-	-	-	-	27,510	-	27,570	60
	US dollar	-	-	-	-	27,510	-	27,570	60
	Currency options								
	Sold								
	Call	- [-]	-	-	-	47,730 [284]	-	359	(75)
	US dollar	- [-]	-	-	-	20,583 [105]	-	124	(18)
	Euro	- [-]	-	-	-	18,054 [126]	-	205	(78)
	British pound	- [-]	-	-	-	9,091 [52]	-	30	22
	Canadian dollar	- [-]	-	-	-	- [-]	-	-	-
	Swedish krona	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-
	Bought								
	Call	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	44,800 [284]	-	13	(271)
	US Dollar	- [-]	-	-	-	19,255 [105]	-	8	(96)
	Euro	- [-]	-	-	-	16,988 [126]	-	0	(126)
	British pound	- [-]	-	-	-	8,556 [52]	-	4	(48)
	Canadian dollar	- [-]	-	-	-	- [-]	-	-	-
	Swedish Krona	- [-]	-	-	-	- [-]	-	-	-
	Currency swap	-	-	-	-	-	-	-	-
	Others								
	Sold	- [-]	-	-	-	- [-]	-	-	-
	Bought	- [-]	-	-	-	- [-]	-	-	-
Total					21,787				(5,561)

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. The futures rate at the end of each fiscal year is used for the exchange rate.
3. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.
4. Net gains/losses indicates the difference between the contracted amount and the current fair value for futures transactions and forward agreements, the difference between the option premium and the current fair value for options transactions, and the current fair value for swap transactions.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange	Stock index futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Stock index options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Stock options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
OTC	Forward agreement								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Stock index futures								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	79,947	-			-	-		
		[4,590]		2,393	(2,197)	[-]		-	-
	Stock index options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
Total					(2,197)				-

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. Net gains/losss indicates the difference between the contracted amount and the current fair value for futures transactions and forward agreements, the difference between the option premium and the current fair value for options transactions.

(v) Bond-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange	Bond futures								
	Sold	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-
	Bond futures options								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
OTC	Options								
	Sold								
	Call	-	-			5,000	-		
		[-]		-	-	[10]		8	1
	Put	-	-			22,000	-		
		[-]		-	-	[101]		27	73
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
Total					-				75

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. Net gains/losses indicates the difference between the contracted amount and the current fair value for futures transactions, the difference between the option premium and the current fair value for options transactions.

(vi) Others

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2003			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Credit default swap								
	Protection short position	-	-	-	-	10,000	10,000	(69)	(69)
	Protection long position	-	-	-	-	-	-	-	-
Total					-				(69)

Note: Net gains/losses indicates the current fair value.

7. Risk Monitored Loans (Based in Insurance Business Law Guidelines)

(Consolidated)

(In million yen & %)

Class		As of March 31, 2004	As of March 31, 2003
Loans to bankrupt debtors	a	213	389
Delinquent loans	b	3,493	1,587
Loans overdue for 3 months or more	c	6,091	5,709
Restructured loans	d	789	3,710
Total [Ratio to the loans outstanding]	a+b+c+d	10,588 [0.54]	11,397 [0.52]

Note: 1. Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2004 and March 31, 2003 was 58 million yen and 950 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 225 million yen and 190 million yen as of March 31, 2004 and March 31, 2003.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in Notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in Notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Non-consolidated)

Regardless of the possibility of collecting the loan receivables, the amounts of the risk-monitored loans before deducting the value of collateral and other security are disclosed. Therefore, entire amounts disclosed as the risk-monitored loans should not be regarded as uncollectible.
The Company has taken adequate protection measures for each account by closely scrutinizing individual loan cases.
As a result, our coverage ratio including collateral and other protection measures for the risk-monitored loans reached 105.2% As of March 31, 2004. This means we have taken appropriate measures for such loans.

(Millions of Yen, %)

Class		As of March 31, 2004	As of March 31, 2003
Loans to bankrupt debtors	(a)	183	313
Delinquent loans	(b)	3,205	1,423
Loans overdue for 3 months or more	(c)	6,091	5,709
Restructured loans	(d)	789	3,710
Total (a)+(b)+(c)+(d)		10,270	11,157
[Ratio to the loans outstanding]		[0.52]	[0.50]

Note: 1. Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2003 was 944 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 39 million yen and 110 million yen as of March 31, 2004 and March 31, 2003.
2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.
3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.
4. Loans over due for three months or more are loans, other than the loans described in Notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.
5. Restructured loans are loans, other than the loans described in Notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

[Reference: Coverage ratio]

(Millions of Yen, %)

Item		As of March 31, 2004	As of March 31, 2003
Balance of risk-monitored loans	(a)	10,270	11,157
Total of reserve for possible loan losses	(b)	3,995	3,266
Amount of coverage such as collateral	(c)	6,805	8,586
Coverage Ratio	[(b)+(c)/(a)]	105.2	106.2

Note: Amount of coverage such as collateral is the amount protected by collateral and/or guarantees, and expected to be recovered.

8. Disclosed Claims Based on Insurance Business Law Standard

(Consolidated)

(In million yen & %)

Class		As of March 31, 2004	As of March 31, 2003
Loans to debtors under bankruptcy procedures and equivalent loans	a	716	889
Loans at risk	b	2,994	1,088
Loans requiring caution	c	6,881	9,420
Sub-total	a+b+c	10,592	11,397
[Ratio to Total]		[0.54]	[0.51]
Normal loans	d	1,963,399	2,228,957
Total	a+b+c+d	1,973,992	2,240,355

Note: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

(Non-consolidated)

(Millions of Yen, %)

Class	As of March 31, 2004	As of March 31, 2003
Loans to debtors under bankruptcy procedures and equivalent loans (a)	394	648
Loans at risk (b)	2,994	1,088
Loans requiring caution (ci)	6,881	9,420
Subtotal (a)+(b)+(c)	10,270	11,157
[Ratio to Total]	[0.52]	[0.50]
Normal loans (d)	1,963,399	2,228,957
Total (a)+(b)+(c)+(d)	1,973,669	2,240,114

Note: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

(Reference) Reserve for possible loan losses (Non-consolidated)

(1) Reserve for possible loan losses

(Millions of Yen)

Type	As of March 31, 2004	As of March 31, 2003
General reserve for possible loan losses	2,312	2,189
Specific reserve for possible loan losses	1,683	1,076
Specific reserve for loans to refinancing countries	-	-
Total	3,995	3,266

(2) Specific reserve for possible loan losses

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2003
Transfer	1,683	1,076
Reversal	1,074	1,122
Net increase (decrease)	609	(45)

Note: The amount of reversal above excludes the amounts used for specific purposes.

(3) Specific reserve for loans to refinancing countries

(i) Specific reserve for loans to refinancing countries (Millions of Yen)

Item	As of March 31, 2004	As of March 31, 2003
Number of borrowing countries	-	-
Loans receivable	-	-
Net increase (decrease)	-	-
Balance of reserve	-	-

(ii) Loans outstanding by country (Millions of Yen)

As of March 31, 2004		As of March 31, 2003	
Country name	Loans receivable	Country name	Loans receivable
-	-	-	-
-	-	-	-
Total [Ratio to general accounts]	- [- %]	Total [Ratio to general accounts]	- [- %]

(4) Write-off of loans

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2003
Write-off of loans	-	205

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

9. Self-evaluation of loans and other accounts receivables (Non-consolidated)

Self-evaluation means to individually evaluate holding assets and to classify them according to risks in collection or deterioration of the value as assets, which should provide the basis for writing off adequately or setting aside appropriate reserves for problematic assets to create reliable financial statements.

According to their risks in collection or deterioration of the value as assets, assets are evaluated and classified into four classes from Class I - IV. Class I is composed of assets with no problem.

The Company established the internal criteria for self-evaluation of assets and also for writing off or setting aside the reserves, based on which we have conducted a strict self-evaluation as well as appropriate write-offs or reserving.

As a results of self-evaluation on the loans and other accounts receivables carried out as of the end of FY 2003, the Company directly wrote off assets classified into Class IV as uncollectible, and set aside adequate reserves for assets classified as Class III after calculating their expected losses. Thus, the Company is making efforts to keep soundness of its assets.

[Results of self-evaluation of loans and other accounts receivables (Non-consolidated)]

(Millions of Yen, %)

Classification	As of March 31, 2004		As of March 31, 2003	
	Before write-offs or reserving	After write-offs or reserving	Before write-offs or reserving	After write-offs or reserving
Class I	1,890,079	1,891,763	2,160,999	2,162,076
Class II	81,827	81,827	78,024	78,024
Class III	1,762	78	1,090	13
Class IV	0	-	205	-
Total balance of loans & other accounts receivable	1,973,669	1,973,669	2,240,320	2,240,114

Note: The total balance of loans & other accounts receivable includes securities lent, customers' liabilities for acceptances a guarantees, interest receivables and suspense payments in addition to loans receivable.
Interest receivables and suspense payments included above are limited to those relating to loans and securities lent.

10. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(In million yen)

		Year Ended March 31, 2004	Year Ended March 31, 2003
Core profit	A	37,551	28,734
Capital gains		104,036	71,061
Gains from monetary trusts, net		–	774
Gains on investment in trading securities, net		–	–
Gains on sale of securities		88,399	70,287
Gains from financial derivatives, net		15,637	–
Foreign gains, net		–	–
Others		–	–
Capital losses		107,653	75,897
Losses from monetary trusts, net		643	–
Losses on investment in trading securities, net		–	–
Losses on sale of securities		62,806	42,100
Devaluation losses on securities		279	24,930
Losses from derivatives, net		–	630
Foreign exchange losses, net		43,923	8,235
Others		–	–
Capital gains/losses	B	(3,616)	(4,835)
Core profit reflecting capital gains/losses	A+B	33,935	23,898
Other one-time gains		–	–
Ceding reinsurance commissions		–	–
Reversal of contingency reserve		–	–
Others		–	–
Other one-time losses		2,076	843
Reinsurance premiums		–	–
Provision for contingency reserve		1,466	637
Provision for specific reserve for possible loan losses		609	–
Provision for specific reserve for loans to refinancing countries		–	–
Write-off of loans		–	205
Others		–	–
Other one-time gains/losses	C	(2,076)	(843)
Ordinary profit	A+B+C	31,859	23,055

Note: As to Year ended March 31, 2003, income gains of 2,779 million yen are included in Core Profit on gains from monetary trusts instead of profits on monetary trusts.
As regards Year ended March 31, 2004, income gains of 2,072 million yen are also included in Core Profit on gains from monetary trusts instead of profits on monetary trusts.

11. Solvency Margin Ratio (Non-Consolidated)

(Millions of Yen)

Items		As of March 31, 2004	As of March 31, 2003
Total solvency margin	(A)	532,343	446,735
Equity (less certain items)		108,607	114,789
Reserve for price fluctuations		7,591	2,132
Contingency reserve		55,815	54,348
Reserve for possible loan losses		2,312	2,189
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		161,042	2,179
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(9,040)	(5,879)
Excess of amount of policy surrender payment		102,199	118,774
Unallotted portion of reserve for policyholder dividends		21,798	23,284
Future profits		5,957	5,633
Deferred tax assets		36,057	59,282
Subordinated debt		55,000	85,000
Deductible items		(15,000)	(15,000)
Total risk $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	(B)	123,321	131,110
Insurance risk	R_1	33,694	32,760
Assumed investment yield risk	R_2	26,302	30,155
Investment risk	R_3	89,221	93,561
Business risk	R_4	2,984	3,129
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		863.3%	681.5%

Notes 1. Figures for end of FY2002 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures for end of 3rd quarter of FY 2003 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.

2. "Equity (less certain items)" above represents the amount of "Equity" as reported on the balance sheet minus net unrealized gains on available-for-sale securities and estimated appropriation paid in cash.

3. "Deductible items" include investments in T&D Financial Life Insurance Company.

12. Adjusted Net Assets

(Millions of Yen)

Item	As of March 31, 2004	As of March 31, 2003
Adjusted net assets	451,936	341,261

Note Foregoing are calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(Reference)

Performance Forecast for the Year Ending March 31, 2005

The followings are the Company's performance forecast for the year ending March 31, 2005.

(Non- Consolidated) (Billions of Yen, %)

	Forecast	% Changes from the previous year
Ordinary Revenue	1,139	(9)
Income from Insurance Premiums	764	(4)
Ordinary Profit	24	(25)
Core Profit	31	(17)
Net Income	6	(15)
Unappropriated Income	34	1
New Policy Amount	3,000	7
Policy Amount in Force	17,130	7
Surrender & Lapse Amount	1,430	5
Surrender & Lapse Rate	8.9%	Level-off
Negative Spread	43	42
Average Assumed Investment Yield	2.82%	(0.14)
Total Assets	6,200	(3)

Notes:
1. New policy amount, policy amount in force, surrender & lapse amount and surrender & lapse rate include individual insurance and annuities. The new policy amount includes increase from policy conversion.
2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

File No.82-34783

May 19, 2004
Taiyo Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2004
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

			Fiscal Year Ended March 31, 2003		Six Months Ended September 30, 2003		Fiscal Year Ended March 31, 2004	
			Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount		(MY)	2,175,488	(0.6%)	1,467,059	39.6%	2,814,284	29.4%
Policy Amount in Force		(MY)	15,268,605	0.2%	15,698,372	3.5%	16,077,894	5.3%
Surrender & Lapse Amount		(MY)	1,318,853	9.0%	685,084	6.6%	1,362,689	3.3%
Surrender & Lapse Rate		(%)	8.66		4.49		8.92	
Income from Insurance Premiums		(MY)	887,942	(12.9%)	413,674	(10.9%)	794,168	(10.6%)
Individual Insurance and Annuities included		(MY)	762,175	(9.0%)	346,681	(11.3%)	680,295	(10.7%)
Group Insurance and Annuities included		(MY)	124,575	(30.9%)	66,405	(9.2%)	112,643	(9.6%)
Annualized Premiums of 3rd Sector Products	New Policies	(MY)	-	-	-	-	12,913	-
	Total Policies	(MY)	-	-	-	-	102,897	-

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. % change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2003 is presented in comparison with the six months ended September 30, 2002. (hereinafter, same if not mentioned otherwise)
4. Annualized premiums on new policies of 3rd sector include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
		Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	(MY)	6,528,068	(4.5%)	6,613,248	(1.4%)	6,409,552	(1.8%)
Adjusted Net Asset	(MY)	341,261	(25.1%)	377,533	(20.2%)	451,936	32.4%
Adjusted Net Asset/ General Account Assets	(%)	5.3		5.7		7.1	
Solvency Margin Ratio	(%)	681.5		833.1		863.3	

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield

		Fiscal Year Ended March 31, 2003		Fiscal Year Ended March 31, 2004		Fiscal Year Ending March 31, 2005 (Forecast)	
		Amount	% Change	Amount	% Change	Amount	% Change
Core Profit	(MY)	28,734	107.1%	37,551	30.7%	31,000	(17.0%)

		Fiscal Year Ended March 31, 2003		Fiscal Year Ended March 31, 2004		Fiscal Year Ending March 31, 2005 (Forecast)	
		Amount	Change	Amount	Change	Amount	Change
Amount of Negative Spread	(MY)	43,450	(22,823)	30,217	(13,232)	43,000	approx. 12,800

		Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Fiscal Year Ending March 31, 2005 (Forecast)
Investment Yield for Core Profit	(%)	2.45	2.44	2.07
Investment Yield – General Account	(%)	1.31	2.15	-
Average Assumed Investment Yield (yearly average)	(%)	3.17	2.96	2.82

(4) Policy and Other Reserves

		As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
		Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Note)	(MY)	6,079,898	(225,239)	6,026,948	(148,894)	5,910,131	(169,766)
General Account included	(MY)	6,030,905	(204,978)	5,990,496	(127,595)	5,898,730	(132,174)
Special Account included	(MY)	48,992	(20,260)	36,452	(21,299)	11,400	(37,592)
Reserve for Price Fluctuations	(MY)	2,132	(52,779)	3,275	(52,720)	7,591	5,459
Contingency Reserve	(MY)	54,348	637	54,893	812	55,815	1,466
Contingency Reserve 1 included	(MY)	42,277	637	42,822	812	43,262	984
Contingency Reserve 2 included	(MY)	12,070	-	12,070	-	12,552	482
Contingency Reserve Fund	(MY)		-		-		-
Price Fluctuation Reserve Fund	(MY)		-		-		-
Appropriated Retained Earnings for General Purpose	(MY)	35,000	35,000	35,000	35,000	40,000	5,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2 .Appropriated retained earnings for general purposes above are total amount after the appropriation of profit.

(5) Unrealized Gains/Losses

		As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
		Amount	Change	Amount	Change	Amount	Change
Securities	(MY)	35,856	(16,537)	106,814	75,244	168,921	133,064
Domestic Stocks included	(MY)	(62,919)	(66,341)	68,285	125,622	106,996	169,915
Domestic Bonds included	(MY)	89,086	33,383	14,402	(63,171)	13,577	(75,508)
Foreign Stocks included	(MY)	11,975	16,577	19,106	6,957	41,813	29,837
Real Estate (domestic land and lease)	(MY)	(5,879)	(5,869)	(6,285)	(5,057)	(9,040)	(3,161)

Notes:

1. The average value during the last month of each FY is used for market price of domestic and foreign shares , and currency exchange of foreign-currency denominated assets.

2. These figures do not include securities without readily obtainable current fair value.

(6) Investment for the Fiscal Year Ended March 31, 2004

		Net Increase (decrease)	Fiscal Year Ending March 31, 2005
Domestic Stocks	(MY)	(6,017)	Level-Off or Slight decrease
Domestic Bonds	(MY)	32,933	Slight increase
Foreign Stocks	(MY)	(31,530)	Level-Off
Foreign Bonds	(MY)	94,398	Slight increase
Real Estate	(MY)	(7,253)	Level-Off

Notes:

1. Domestic stocks and foreign stocks include those held in monetary trusts.

2. The amount of net increase (decrease) for the fiscal year ended March 31, 2004 are book value basis.

(7) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2004

NIKKEI Average	(yen)		approx.	8,990
TOPIX	(point)		approx.	905
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.5
	(%)	Steepening case	approx.	1.5
Foreign Securities	(yen)		approx.	103

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (March31, 2004: 1.45%).

2. These figures are calculated based on asset holdings as of March 31, 2004 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of March 31, 2004 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indice for Foreign Securities is calculated on a U.S. dollar/yen rate basis.

(8) Performance forecast for the Fiscal Year Ending March 31, 2005

		Fiscal Year Ending March 31, 2005
Income from Insurance Premiums	(BY)	764
Core Profit	(BY)	31
Policy Amount in Force	(BY)	17,130

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of March 31, 2004

a. Contributions from Domestic Banks

		Amount
Funds	(MY)	-
Subordinated Loans and Debentures	(MY)	30,000

b. Contributions to Domestic Banks

		Amount
Bank Stocks Held	(MY)	56,770
Preferred Stocks issued by Foreign Subsidiaries	(MY)	90,000
Preferred Securities issued by Foreign Subsidiaries	(MY)	-
Subordinated Loans and Debentures	(MY)	291,559

(10) Number of Employees

		As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
		Amount	% Change	Amount	% Change	Amount	% Change
In-house Sales Representatives	(person)	8,808	(1.6%)	8,720	(1.3%)	8,703	(1.2%)
Administrative personnel	(person)	2,909	2.9%	2,838	(5.8%)	2,743	(5.7%)

(11) OTC Sales thorough Banks for the Fiscal Year Ended March 31, 2004

The Company is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(12) Other

Future plans for capital raising

- We believe that Taiyo Life is currently maintaining an ample capital level. Therefore, We have no plans to raise a capital.

Future restructuring plans

- Taiyo Life will further enhance efficiency through the use of information technology and rationalization of operations. Through enhancing efficiency, we plan to shift human resources from administration sections to sales sections.

The Company's position related to the reduction of assumed investment yields for existing individual insurance policies and annuities

- According to the Insurance Business Law, assumed investment yield reduction may be implemented "only when there is a possibility of a failure in continuing insurance business operations" and the proceeding of a given yield reduction must be initiated be that particular insurance company.
- Taiyo Life maintains sufficient financial soundness to conduct current operations.
- Consequently, we have no plan to apply to proceed with a yield reduction.

File No.82-34783

CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year 2003 ended March 31, 2004)

May 19, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/
Date of Board Meeting for Settlement of Accounts: May 19, 2004
Application of U.S. Accounting Standards: No

1. *Consolidated Operating Results for the Year Ended March 31, 2004 (FY2003 - April 1, 2003- March 31, 2004)*

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
FY2003 ended Mar. 31, 2004	¥ 1,192,953 million	0.6	¥ 101,217 million	142.1	¥ 34,168 million	435.2
FY2002 ended Mar. 31, 2003	¥ 1,185,256 million	(10.0)	¥ 41,807 million	(5.1)	¥ 6,383 million	(33.1)

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
FY2003 ended Mar. 31, 2004	¥ 22,716.09	¥ -	14.5%	1.7%	8.5%
FY2002 ended Mar. 31, 2004	¥ 4,204.50	¥ -	3.7%	0.7%	3.5%

Notes:

1. *Equity in net loss of affiliated companies: ¥1,725 million for the year ended March 31, 2004; ¥3,085 million for the year ended March 31, 2003.*
2. *Average number of outstanding shares during the term (consolidated): the year ended March 31, 2004: 1,500,000; the year ended March 31, 2003: 1,500,000.*
3. *Changes in method of accounting: Applicable*
4. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with that of the previous fiscal year.*
5. *Daido Life was a mutual company through March 31, 2002, therefore, Daido Life Group's ratio of net income to shareholders' equity for March 31, 2003 is calculated by the following computation: ratio of net income to shareholders' equity=net income[¥6,383 million]/ {(total equity at start of fiscal year [¥172,551 million] - amount paid upon demutualization[¥5,560 million] + total equity at end of fiscal year[¥179,060 million]) / 2} x 100*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Mar. 31, 2004	¥ 6,040,730 million	¥ 292,457 million	4.8%	¥ 194,908.50
As of Mar. 31, 2003	¥ 6,035,905 million	¥ 179,060 million	3.0%	¥ 119,322.62

Note: Number of outstanding shares at the end of the term (consolidated): as of March31, 2004; 1,500,000, as of March31, 2003: None

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY 2003 ended Mar. 31, 2004	¥ 5,185 million	¥ (5,490) million	¥ (4,511) million	¥ 455,929 million
FY 2002 ended Mar. 31, 2003	¥ 124,736 million	¥ (80,021) million	¥ 24,437 million	¥ 464,008 million

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	6
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	9

(5) Change in Scope of Consolidation and Application of the Equity Method

Number of companies newly consolidated:	None
Number of company excluded from consolidation:	None
Number of companies newly accounted for by the equity method:	None
Number of companies excluded from the equity method of accounting:	None

2. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Daido Life's consolidated forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2005"* in *"Financial Summary for the Year Ended March 31, 2004"* of T&D Holdings.

I. Management Principles and Goals

1. Basic Management Principles

Four corporate visions of Daido Life Insurance Company ("Daido Life" or the "Company") for its business are to:

1) Provide SME customers with maximum satisfaction and peace of mind,
2) Achieve sustainable growth in corporate value by expanding its core business,
3) Train employees to continually seek new and better solutions to meet customer needs, thereby winning strong trust from customers, and
4) Conduct business activities based on the principles of fairness and integrity, with consistent focus on compliance.

The Company's core business is the marketing of individual term life insurance products in the SME market through tie-ups with affinity groups. Also, based on its corporate vision, the Group pursues the following management policies to win the trust of consumers:

- Establish a solid corporate base that encourages customers to select the Company by maintaining soundness of management and conducting appropriate risk management.
- Provide products and services that offer maximum customer satisfaction.
- Achieve sustainable growth in corporate value by realizing net increases in policy amount in force and by enhancing earnings capabilities through heightened efficiency.

2. Management Goals

Daido Life is committed to maintaining soundness of management and achieving sustainable growth in corporate value. To measure progress toward this goal, the Company uses indicators in three areas: policy amount, profitability, and capital efficiency. Targets for individual indicators in the fiscal year ending March 31, 2005, are shown below.

Management Indicators	Targets	% Change
Policy amount		
New policy amount of individual insurance and annuities	¥4,600 billion	7%
Total policy amount in force of individual insurance and annuities	¥39,470 billion	unchanged
Profitability		
Core profit	¥88 billion	(18%)
Net income	¥31 billion	(19%)
Capital efficiency		
ROE	12%	-

3. Medium-Term Management Strategy

Daido Life's medium-term business plan, which covers the two years from its implementation in April 2004, calls for selectively concentrating corporate resources and undertaking strategic differentiation to further strengthen the Company's unique business model of focusing on the SME market. The medium-term business plan is promoting the following strategies:

(1) Marketing strategy

- Proactively allocate corporate resources in fields with the potential for substantial growth and increase new policies.
- Streamline sales activities and organizational structure and thereby enhance efficiency.
- Safeguard existing policies by strengthening custody systems and improving customer service.

(2) Investment strategy

- Maintain investment management, centered on existing fixed income investments, while pursuing meticulous asset allocation in response to the liability characteristics of policies in force.
- Increase investment profits through appropriate risk taking based on proper risk management.

(3) Internal administration strategy

- Continually train personnel and ensure that they have the tools to be highly effective and thereby build lasting relationships with customers that are founded on trust.
- Heighten the quality of administrative procedures from a customer perspective while integrating systems within the Group to enhance efficiency.
- Allocate corporate resources with a focus on profitability and enhance capital efficiency.

4. Future Tasks

The Japanese economy is expected to continue recovering supported by the improvement in corporate earnings including sustained export growth. Still, there is little optimism for a genuine recovery such as private demand.

In the life insurance industry, deregulation is expected to move forward, as banks and other financial institutions are pushing for the abolition of restrictions on the sales of insurance products. Amid this operating environment, Daido Life intends to address the following issues to realize its corporate visions as expressed in section *1. Basic Management Principles*.

(1) Strengthening core businesses

The Company intends to achieve a greater concentration of corporate resources in core businesses, ensure that its products and services offer maximum customer satisfaction, and increase the productivity of its sales force and agency network. The Company is confident that this will create a stronger foundation and one that provides a competitive advantage as a retail-oriented life insurer that specializes in marketing life insurance solutions in the SME market.

(2) Strengthening management systems to increase profitability

To pursue sustainable growth in corporate value, the Company will proceed with measures to strengthen its profit management and risk management systems, ensure a strong financial position, and work to establish an even more solid business franchise.

The Company also intends to quickly and appropriately respond to issues such as those related to the strengthening of product and service development and investment management as well as the augmentation of administrative efficiency.

(3) Thorough continuous implementation of compliance initiatives

Daido Life continually emphasizes compliance in its business activities, believing that it is essential to conduct business with fairness and integrity and to rigorously comply with all pertinent rules and regulations. The Company feels that this is essential to increasing its corporate value and maintaining the trust of its customers and society.

5. Basic Policy on Corporate Governance and Progress of Related Initiatives

Basic policy on corporate governance

Daido Life's corporate vision is to be an insurance company that "provides maximum peace of mind and maximum satisfaction to SME customers" and "to achieve sustainable growth in its corporate value through the development of its core business." In the pursuit of these visions, the Company considers the enhancement of fairness and transparency in management and properly recognizing and managing risks that may emerge through dramatic changes in the environment surrounding the insurance industry to be vital management tasks.

Progress of corporate governance initiatives

(1) Administrative organization for managerial decision making, execution, and monitoring

- The Company employs a system of corporate auditors. It makes proactive use of an external director and external auditors and strives to reflect the opinions of these experts in its management. As of March 31, 2004, the Company had appointed one attorney at law as an external director and one attorney at law and one honorary university professor as external auditors.
- In addition to the Board of Directors, the Company has a Senior Management Committee composed of senior directors to strengthen the deliberation process for basic issues related to management strategy.
- In accordance with rules set forth by the Insurance Business Law, the Company has appointed the Chief Actuary, who participates in the determination of insurance pricing and other actuarial matters.
- Daido Life has adopted an unequivocal stance on the importance of compliance and, based on this principle, it seeks to provide convenience and value to its customers and contribute to society. To this end, the Company has established the Daido Life Compliance Charter as its fundamental compliance policy. It has also established the Daido Life Compliance Code of Conduct to set the policies for ensuring that employees comply with all pertinent rules and regulations in their daily work activities. Moreover, the

Company has established and carries out the Compliance Program as a yearly concrete action plan, with the aim of ensuring strict compliance by all employees. In addition, the Company has set up the Legal Compliance Committee and created a system for the integrated deliberation and study of compliance-related issues. Furthermore, the Company has established the position of the Legal Compliance Officer, responsible for promoting compliance in every system and process in every department at the head office and at branches.

- The Company has established the Risk Management Basic Policy and established a mutual supervisory system by setting up the risk management departments independent from profit centers for every risk type. The goal in this initiative is to accurately assess the location and type of business risk and thereby enable a speedy response. In addition, the Company has established a department that is responsible for the integrated management of the various risks. To conduct risk management activities horizontally across the organization, the Company has set up the Risk Control Committee, the ALM Committee, and the Operations Quality Improvement Committee.

The Company's risk management and compliance systems are shown in the diagram below.



Chief Actuary
Statements of opinion, etc
Board of Directors
Auditing
Corporate Auditors; Board of Corporate Auditors
Independent Public Accountants
Oversight
Reporting
President
Senior Management Committee
Legal Compliance Committee
Risk Control Committee
ALM Committee
Operations Quality Improvement
Check-and-balance, guidance
Operations Execution Depts. (Other depts., branches, affiliates, others)
Internal Audit
Operations Monitoring Dept.

(Reference) Management Risks

Under the Risk Management Basic Policy, the Company categorizes and defines business risks summarized in the table below:

Risk type		Description
Insurance underwriting risk		The risk of suffering losses from divergence in projections made at the time premiums were set, due to changes in the state of the economy, the incidence of insured events, etc.
Asset management risk	Market risk	The risk of suffering losses from fluctuations in interest rates, foreign exchange rates, and other factors.
	Credit risk	The risk of suffering losses from the deterioration of the financial conditions of obligors.
	Real estate investment risk	The risk of suffering losses from the decline of real estate prices or real estate related revenue.
Liquidity risk	Cash flow risk	The risk of suffering losses from having to sell off assets at a much lower price than usual to secure funds.
	Market liquidity risk	The risk of suffering losses from unavailability of trading options in the market or having to trade at a significantly disadvantaged price owing to market volatility and other factors.
Operational risk		The risk of suffering losses from officers, employees, and sales representatives neglecting to perform accurate operations, causing accidents, committing wrongdoings, or leaking information.
System risk		The risk of suffering losses from computer system downtime, malfunction, or usage abuse.
Legal risk		The risk of suffering losses from neglecting to comply with the law.
Reputation risk		The risk of suffering losses increases in surrendered insurance policies, or situations that hinder the signing of new contracts due to the spread of negative rumors through the media and other sources.
Hazard risk		The risk of suffering losses from the lack of contingency plans or emergency measures for large-scale disasters.
Affiliate risk		The risk of suffering losses from the deterioration of an affiliate's profitability or other adverse factors.

(2) Conflict of Interest

No corresponding items.

(3) Activities Conducted to Enhance Corporate Governance

To monitor the Company's decision making and each director's business execution, the Board of Directors convenes monthly and at any other time when deemed necessary. The aforementioned Senior Management Committee meets weekly; the ALM, Operations Quality Improvement, and Legal Compliance Committee meet monthly; and the Risk Control Committee meets quarterly. Moreover, corporate auditors attend meetings of the Board of Directors to monitor each director's business execution, and the standing auditor participates in both the Senior Management Committee and the Risk Control Committee.

6. *Basic Policy on Relations with Related Parties (Parent Company and Others)*

T&D Holdings is the absolute parent company of Daido Life, Taiyo Life, and T&D Financial Life. T&D Holdings sets strategy, conducts profit and risk management, appropriately allocates corporate resources, and sets capital policy for the Group as a whole, with the aim of increasing the corporate value of the Group. In accordance with the basic strategies of the T&D Life Group, the Company strives to protect policyholders by constructing internal management systems and ensuring financial soundness, while formulating and executing its own marketing strategy. In doing so, the Company aims to fully demonstrate its unique strengths, achieve sustainable growth in its insurance business, and expand earnings.

II. Financial Review

1. *Business Results*

(1) Overview of operations during the fiscal year under review

a) Results of Operations (Consolidated Basis)

During the fiscal year under review, the Company's ordinary revenues rose 0.6%, or ¥7.6 billion, from the level in the previous fiscal year, to ¥1,192.2 billion, reflecting a 6.2% decrease in income from insurance premiums, to ¥928.2 billion, and a 3.1% increase in investment income, to ¥191.9 billion. The decrease in income from insurance premiums was due mainly to decreases in single premiums on individual insurance and individual annuities.

Ordinary expenses decreased 4.5%, or ¥51.7 billion, to ¥1,091.7 billion, owing to such changes as a 5.6% increase in insurance claims and other payments, to ¥910.1 billion, a 63.9% decrease in investment expenses/losses, to ¥47.7 billion, although operating expenses increase 1.0%, to ¥112.4 billion. The increase in insurance claims and other payments was due mainly to increased payments on group annuity. The decrease in investment expenses/losses was due primarily to a decline in losses on the sale of securities and devaluation losses on securities. Moreover, equity in net loss of affiliated companies also declined from ¥3.0 billion in the previous year, to ¥1.7 billion, due to a decrease in losses related to T&D Financial Life Insurance Company, which was an equity method affiliate at the fiscal year-end.

As a result, ordinary profit surged 142.1%, or ¥59.4 billion, to ¥101.2 billion. Extraordinary gains decreased 32.4%, to ¥4.2 billion, and extraordinary losses increased 203.9%, to ¥17.5 billion. The increase in extraordinary losses was due mainly to increases in the losses on sales, disposal and devaluation of property and equipment as a result of more stringent asset self-assessment standards.

The provision for reserve for policyholder dividends amounted to ¥30.5 billion, an increase of 14.9%. After reflecting extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income surged 435.2%, or ¥27.7 billion, to ¥34.1 billion.

b) Sales Results

The new policy amount of individual insurance and annuities (including the net increase from conversions) slipped 7.8%, to ¥4,309.7 billion. The Company's mainstay individual term life insurance products also eased off 4.9%, to ¥4,087.3 billion.

At the end of the fiscal year under review, the total policy amount in force of individual insurance and annuities showed no substantial change from the previous fiscal year-end, dipping 0.1%, to ¥39,294.8 billion. The year-end total policy amount in force of individual term life insurance products increased 0.5%, or ¥159.4 billion, to ¥34,964.1 billion.

c) Other Important Performance Items

The Company's core profit (*kiso rieki,* a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the term increased 21.0%, to ¥107.3 billion, and compensated for negative spread, which declined 36.7%, to ¥12.9 billion. This increase in core profit and decrease in negative spread was primarily due to the influence of the December 2002 reduction of assumed investment yields on group annuities, which extended throughout the fiscal year, as well as the April 2003 reduction of assumed investment yields on individual insurance and individual annuities.

At the end of the fiscal year under review, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,034.9%, up 174.7 percentage points from 860.2% at the end of the previous fiscal year. This was primarily due to a large increase in net unrealized gains on securities as a result of rising stock prices. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities (excluding quasi-equity liabilities)) amounted to ¥632.5 billion, up ¥117.0 billion, or 22.7%, from ¥515.4 billion in the previous fiscal year.

(2) Forecast for the fiscal year ending March 31, 2005

The Company's performance forecast for the fiscal year ending March 31, 2005 is as follows.

Ordinary revenues are projected to slip 12%, to ¥1,048.0 billion, due to such factors as declines in income from insurance premiums as a result of declining group annuity premiums and the probable lack of any substantial gains on sale of securities as were recorded for the year under review. On the other hand, ordinary expenses are expected to decline 10%, to ¥972.0 billion, due mainly to an expected drop in insurance claims and other payments. Ordinary income is expected to slip 27%, to ¥76.0 billion, and—because the Company does not anticipate extraordinary losses of the same scale as those that were recorded in the fiscal year under review—net income is expected to dip 19%, less than the rate of decrease for ordinary income, to ¥31.0 billion.

Core profit (*kiso rieki)* is expected to decrease 18%, to ¥88.0 billion, due to declines in income from interest and dividends as no increase in interest rates is anticipated.

2. Financial Position

(1) Balance sheet position

At the balance sheet date, total assets amounted to ¥6,040.7 billion, up 0.1% from the previous year-end. Looking at principal asset items, securities principally comprising domestic bonds amounted to ¥3,969.3 billion, up 0.6%. Loans totaled ¥1,122.1 billion, down 5.0%, and cash and deposits and call loans were ¥383.0 billion, down 9.6%.

Total liabilities were ¥5,747.2 billion, down 1.9%, and the bulk of this figure was comprised of total policy reserves, which amounted to ¥5,332.6 billion, down 1.2%.

Total equity was ¥292.4 billion, up 63.3% from ¥113.3 billion at the previous fiscal year-end. This was primarily due to a large increase in net unrealized gains on securities as a result of rising stock prices.

(2) Cash Flows

Consolidated cash flows for the fiscal year under review were as follows.

Net cash provided by operating activities decreased ¥119.5 billion, to ¥5.1 billion, due primarily to a decline in income from insurance premiums and increases in insurance claims and other payments.

Net cash used in investing activities decreased ¥74.5 billion, to ¥5.4 billion, due primarily to a decline in capital for investing activities as a result of the decrease in cash flows from operations activities.

Net cash used in financing activities amounted to ¥4.5 billion, compared with cash generated in the previous fiscal year of ¥24.4 billion. This primarily reflected the fact that while the Company issued new commercial paper in the previous year, for the term under review the outstanding balance was maintained through redemption and reissuance.

As a result, cash and cash equivalents at the end of the year totaled ¥455.9 billion, down ¥8.0 billion from the beginning of the fiscal year..

Profit/Loss Status for the Fiscal Year Ended March 31, 2004 (Consolidated)

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Increase (Decrease)	% change
Ordinary Revenues	1,185,256	1,192,953	7,697	0.6
Income from insurance premiums and others	989,420	928,260	(61,160)	(6.2)
Income from insurance premiums	988,327	927,015	(61,311)	(6.2)
Investment income/gains	186,088	191,911	5,823	3.1
Interest, dividends and income from real estate for rent	129,419	126,455	(2,963)	(2.3)
Gains from monetary trusts, net	-	7,040	7,040	-
Gains on sale of securities	32,596	32,418	(177)	(0.5)
Gains from derivatives, net	21,111	-	(21,111)	(100.0)
Gains from separate accounts, net	-	23,484	23,484	-
Other ordinary income	9,747	72,782	63,034	646.7
Ordinary Expenses	1,143,449	1,091,736	(51,712)	(4.5)
Insurance claims and other payments	861,908	910,190	48,281	5.6
Insurance claims	295,889	315,064	19,175	6.5
Insurance benefits	254,314	218,324	(35,989)	(14.2)
Surrender payments	215,896	205,516	(10,379)	(4.8)
Provision for policy and other reserves	13,873	988	(12,884)	(92.9)
Investment expenses/losses	132,153	47,707	(84,446)	(63.9)
Losses from monetary trusts, net	11,748	-	(11,748)	(100.0)
Losses on sale of securities	19,755	10,049	(9,706)	(49.1)
Devaluation losses on securities	58,713	331	(58,382)	(99.4)
Losses from derivatives, net	-	21,565	21,565	-
Losses from separate accounts, net	28,512	-	(28,512)	(100.0)
Operating expenses	111,381	112,444	1,063	1.0
Other ordinary expenses	21,047	18,678	(2,368)	(11.3)
Equity in net losses of affiliated companies	3,085	1,725	(1,359)	(44.1)
Ordinary Profit	41,807	101,217	59,410	142.1
Extraordinary Gains	6,297	4,253	(2,043)	(32.4)
Extraordinary Losses	5,764	17,518	11,754	203.9
Extraordinary Gains (Losses)	532	(13,265)	(13,797)	-
Provison for Reserve for Policyholder Dividends	26,569	30,521	3,951	14.9
Income before Income Taxes	15,769	57,430	41,660	264.2
Income Taxes				
Current	4,176	26,501	22,325	534.6
Deferred	5,154	(3,324)	(8,479)	-
Minority Interests	55	85	29	53.4
Net Income	6,383	34,168	27,784	435.2

Principle Business Performance for the Fiscal Year Ended March 31, 2004 (Non-Consolidated)

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Increase (Decrease)	% change
New Policy Amount	4,673,514	4,309,774	(363,739)	(7.8)
Individual term life insurance	4,298,528	4,087,377	(211,151)	(4.9)
Policy Amount in Force	39,342,682	39,294,826	(47,855)	(0.1)
Individual term life insurance	34,804,637	34,964,126	159,489	0.5
Core Profit	88,729	107,354	18,625	21.0
Negative Spread Amount	20,479	12,973	(7,506)	(36.7)
Solvency Margin Ratio	860.2%	1,034.9%	174.7%	-
Adjusted Net Asset	515,471	632,528	117,056	22.7

Note: New policy amount and Policy amount in force are the sum of individual insurance and individual annuities, respectively.

Unaudited Consolidated Financial Statements

Daido Life Insurance Company

Table of Contents

Unaudited Consolidated Balance Sheets
Unaudited Consolidated Statements of Operations
Unaudited Consolidated Statements of Surplus
Unaudited Consolidated Statements of Cash Flows
Notes to Unaudited Consolidated Financial Statements

Unaudited Consolidated Balance Sheets

As of March 31,		2003 (Millions of yen)	%		2004 (Millions of yen)	%		Increase (decrease)		2004 (Thousands of U.S. dollars)
Assets:										
Cash and Deposits	¥	288,716	4.8	¥	308,081	5.1	¥	19,364	$	2,914,953
Call Loans		135,000	2.2		75,000	1.3		(60,000)		709,622
Monetary Claims Purchased		40,897	0.7		72,998	1.2		32,100		690,685
Monetary Trusts		150,393	2.5		248,920	4.1		98,526		2,355,190
Securities		3,947,224	65.4		3,969,307	65.7		22,082		37,556,127
Loans		1,181,658	19.6		1,122,136	18.6		(59,522)		10,617,242
Property and Equipment		175,974	2.9		157,472	2.6		(18,501)		1,489,947
Due from Agency		5,073	0.1		1,902	0.0		(3,170)		18,003
Due from Reinsurers		1,391	0.0		1,209	0.0		(181)		11,442
Other Assets		55,353	0.9		70,320	1.2		14,967		665,350
Deferred Tax Assets		61,096	1.0		17,117	0.3		(43,979)		161,960
Reserve for Possible Loan Losses		(6,874)	(0.1)		(3,736)	(0.1)		3,138		(35,353)
Total Assets	¥	6,035,905	100.0	¥	6,040,730	100.0	¥	4,824	$	57,155,172
Liabilities:										
Policy Reserves:										
Reserve for outstanding claims	¥	47,734		¥	45,933		¥	(1,800)	$	434,604
Policy reserve		5,394,718			5,332,626			(62,092)		50,455,350
Reserve for policyholder dividends		137,336			135,972			(1,364)		1,286,520
Total Policy Reserves		5,579,788	92.4		5,514,531	91.3		(65,257)		52,176,476
Due to Agency		0	0.0		-	-		(0)		-
Due to Reinsurers		767	0.0		599	0.0		(167)		5,674
Other Liabilities		181,982	3.0		133,991	2.3		(47,991)		1,267,777
Reserve for Employees' Retirement Benefits		64,074	1.1		65,732	1.1		1,657		621,932
Reserve for Directors' and Corporate Auditors' Retirement Benefits		-	-		1,531	0.0		1,531		14,488
Reserve for Losses on Sale of Loans		63	0.0		64	0.0		0		612
Reserve for Price Fluctuations		29,242	0.5		30,820	0.5		1,578		291,613
Total Liabilities		5,855,919	97.0		5,747,271	95.2		(108,648)		54,378,575
Minority Interests		924	0.0		1,001	0.0		76		9,473
Stockholder's Equity:										
Common Stock										
Authorized – 6,000,000 shares										
Issued – 1,500,000 shares		75,000	1.3		75,000	1.2		-		709,622
Capital Surplus		54	0.0		54	0.0		-		510
Retained Earnings		56,123	0.9		85,718	1.4		29,594		811,037
Net Unrealized Gains on Securities		47,883	0.8		131,683	2.2		83,800		1,245,938
Translation Adjustments		-	-		1	0.0		1		13
Total Stockholder's Equity		179,060	3.0		292,457	4.8		113,396		2,767,123
Total Liabilities, Minority Interests and (Stockholder's) Equity	¥	6,035,905	100.0	¥	6,040,730	100.0	¥	4,824	$	57,155,172

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Operations

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Ordinary Revenues:						
Income from Insurance Premiums	¥ 989,420		¥ 928,260		¥ (61,160)	$ 8,782,857
Investment Income:						
Interest, dividends and income from real estate for rent	129,419		126,455		(2,963)	1,196,473
Gains from monetary trusts, net	-		7,040		7,040	66,611
Gains on sale of securities	32,596		32,418		(177)	306,733
Gain from derivatives, net	21,111		-		(21,111)	-
Other investment income	2,961		2,513		(448)	23,779
Gains on separate accounts, net	-		23,484		23,484	222,198
Total Investment Income	186,088		191,911		5,823	1,815,796
Other Ordinary Income	9,747		72,782		63,034	688,638
Total Ordinary Revenues	1,185,256	100.0	1,192,953	100.0	7,697	11,287,291
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	295,889		315,064		19,175	2,981,024
Annuity payments	27,104		26,541		(563)	251,127
Insurance benefits	254,314		218,324		(35,989)	2,065,710
Surrender payments	215,896		205,516		(10,379)	1,944,524
Other payments	68,703		144,742		76,039	1,369,501
Total Insurance Claims and Other Payments	861,908		910,190		48,281	8,611,887
Provision for Policy and Other Reserves:						
Provision for policy reserve	12,724		-		(12,724)	-
Interest portion of reserve for policyholder dividends	1,149		988		(160)	9,357
Total Provision for Policy and Other Reserves	13,873		988		(12,884)	9,357
Investment Expenses:						
Interest expense	37		26		(11)	246
Losses from monetary trusts, net	11,748		-		(11,748)	-
Losses on investments in trading securities, net	3,018		2,059		(958)	19,489
Losses on sale of securities	19,755		10,049		(9,706)	95,081
Devaluation losses on securities	58,713		331		(58,382)	3,134
Losses from derivatives, net	-		21,565		21,565	204,042
Foreign exchange losses, net	1,473		5,289		3,815	50,048
Write-off of loans	69		1,590		1,521	15,052
Depreciation of real estate for rent	3,069		3,044		(25)	28,803
Other investment expenses	5,753		3,751		(2,001)	35,495
Losses on separate accounts, net	28,512		-		(28,512)	-
Total Investment Expenses	132,153		47,707		(84,446)	451,393

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Operating Expenses	111,381		112,444		1,063	1,063,912
Other Ordinary Expenses	21,047		18,678		(2,368)	176,732
Equity in Net Loss of Affiliated Companies	3,085		1,725		(1,359)	16,329
Total Ordinary Expenses	1,143,449	96.5	1,091,736	91.5	(51,712)	10,329,612
Ordinary Profit	41,807	3.5	101,217	8.5	59,410	957,679
Extraordinary Gains:						
Gains on sale of property, equipment and loans	911		1,169		258	11,067
Reversal of reserve for possible loan losses	3,165		2,511		(653)	23,767
Recovery from bad debts previously written-off	2,181		346		(1,834)	3,278
Reversal of reserve for employee's retirement benefit	-		225		225	2,133
Other	38		-		(38)	-
Total Extraordinary Gains	6,297	0.5	4,253	0.4	(2,043)	40,247
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	4,309		14,584		10,275	137,991
Cumulative effect of prior year's provision for directors' and corporate auditors' retirement benefits due to the accounting change	-		1,281		1,281	12,120
Provision for reserve for losses on sale of loans	0		0		0	8
Provision for reserve for price fluctuations	1,199		1,578		378	14,935
Payments for 100th anniversary project	254		74		(180)	700
Total Extraordinary Losses	5,764	0.5	17,518	1.5	11,754	165,756
Provision for Reserve for Policyholder Dividends	26,569	2.2	30,521	2.6	3,951	288,781
Income Before Income Taxes	15,769	1.3	57,430	4.8	41,660	543,388
Income Taxes:						
Current	4,176	0.4	26,501	2.2	22,325	250,748
Deferred	5,154	0.4	(3,324)	(0.3)	(8,479)	(31,456)
Minority Interests	55	0.0	85	0.0	29	804
Net Income	¥ 6,383	0.5	¥ 34,168	2.9	¥ 27,784	$ 323,291

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Surplus

Years ended March 31,		2003 (Millions of yen)		2004 (Millions of yen)		Increase (decrease)		2004 (Thousands of U.S. dollars)
Capital Surplus:								
Balance at beginning of year		54		54		-		510
Balance at End of Year	¥	54	¥	54	¥	-	$	510
Retained Earnings:								
Balance at beginning of year		49,815		56,123		6,308		531,023
Addition:								
Net income		6,383		34,168		27,784		323,291
Total addition		6,383		34,168		27,784		323,291
Deduction:								
Dividends on common stock		-		4,500		4,500		42,577
Bonus to directors		65		63		(1)		603
Bonus to corporate auditors		10		10		(0)		96
Total deduction		75		4,573		4,498		43,277
Balance at End of Year	¥	56,123	¥	85,718	¥	29,594	$	811,037

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Cash Flows

Years ended March 31,	2003 (Millions of yen)	2004 (Millions of yen)	Increase (decrease)	2004 (Thousands of U.S. dollars)
Cash flows from operating activities:				
Income before income taxes	¥ 15,769	¥ 57,430	¥ 41,660	$ 543,388
Depreciation of real estate for rent	3,069	3,044	(25)	28,803
Amortization of goodwill due to consolidation	(1,192)	-	1,192	-
Other depreciation and amortization	5,794	4,582	(1,211)	43,362
Decrease in reserve for outstanding claims	(71)	(1,800)	(1,729)	(17,039)
Increase (decrease) in policy reserve	12,724	(62,092)	(74,816)	(587,493)
Increase in interest portion of reserve for policyholder dividends	1,149	988	(160)	9,357
Increase in provision for reserve for policyholder dividends	26,569	30,521	3,951	288,781
Decrease in reserve for possible loan losses	(3,167)	(2,514)	652	(23,793)
Write-off loans	69	1,590	1,521	15,052
Increase in reserve for employees' retirement benefits	2,437	1,657	(780)	15,679
Increase in reserve for directors' and corporate auditors' retirement benefits	-	1,531	1,531	14,488
Increase in reserve for losses on sale of loans	0	0	0	8
Decrease in allowance for policyholder dividends	(30,662)	-	30,662	-
Transfer from allowance for policyholder dividends to reserve for policyholder dividends	30,662	-	(30,662)	-
Increase in reserve for price fluctuations	1,199	1,578	378	14,935
Interest, dividends and income from real estate for rent	(129,419)	(126,455)	2,963	(1,196,473)
(Gains) losses on investment securities	78,413	(43,462)	(121,876)	(411,227)
Interest expense	37	26	(11)	246
Exchange losses	1,519	5,146	3,626	48,697
Losses on sale or disposal of property and equipment	3,379	12,996	9,617	122,970
Equity in net losses of affiliated companies	3,085	1,725	(1,359)	16,329
(Increase) decrease in due from agency	(2,664)	3,170	5,834	29,998
Decrease in due from reinsurers	89	181	92	1,719
Increase in other assets	(4,327)	(2,489)	1,838	(23,551)
Decrease in due to agency	(0)	(0)	0	(0)
Increase (decrease) in due to reinsurers	68	(167)	(236)	(1,588)
Increase (decrease) in other liabilities	7,690	(102)	(7,792)	(968)
Other, net	(6,485)	15,659	22,144	148,163
Sub-total	15,741	(97,251)	(112,992)	(920,153)
Interest, dividends and income from real estate for rent received	136,979	134,838	(2,141)	1,275,793
Interest paid	(39)	(24)	15	(234)
Policyholder dividends	(34,868)	(32,847)	2,021	(310,789)
Other, net	12,542	1,619	(10,923)	15,323
Income taxes paid	(5,618)	(1,149)	4,468	(10,876)
Net cash used in operating activities	¥ 124,736	¥ 5,185	¥ (119,551)	$ 49,063

Years ended March 31,	2003 (Millions of yen)	2004 (Millions of yen)	Increase (decrease)	2004 (Thousands of U.S. dollars)
Cash flows from investing activities:				
Net decrease in short-term investments	¥ 6,540	¥ 456	¥ (6,084)	$ 4,316
Proceeds from sale and redemption of monetary claims purchased	700	-	(700)	-
Investments in monetary trusts	(130,000)	(132,000)	(2,000)	(1,248,935)
Proceeds from monetary trusts	49,000	52,077	3,077	492,740
Purchase of securities	(1,412,770)	(1,252,005)	160,764	(11,846,021)
Sale and redemption of securities	1,460,254	1,366,774	(93,479)	12,931,920
Investment in loans	(381,749)	(243,410)	138,338	(2,303,060)
Collection of loans	355,378	300,753	(54,625)	2,845,615
Decrease in cash collateral received under security lending contracts	(24,759)	(72,745)	(47,986)	(688,290)
Other, net	-	(25,942)	(25,942)	(245,457)
Sub-total	(77,405)	(6,042)	71,362	(57,171)
Total of net cash provided by (used in) operating activities and investment transactions as above	47,331	(856)	(48,188)	(8,108)
Purchase of property and equipment	(5,710)	(4,482)	1,227	(42,408)
Proceeds from sale of property and equipment	1,955	5,033	3,078	47,629
Net cash received related to sale of subsidiaries	937	-	(937)	-
Proceeds from business transfer	200	-	(200)	-
Net cash used in investing activities	(80,021)	(5,490)	74,531	(51,950)
Cash flows from financing activities:				
Proceeds from issuance of commercial paper	30,000	-	(30,000)	-
Repayments of debt	(0)	-	0	-
Dividends paid	-	(4,500)	(4,500)	(42,577)
Dividends paid to minority interests	(0)	(11)	(10)	(109)
Payments related to Article 12 of implementation for the Insurance Business Law	(5,560)	-	5,560	-
Net cash provided by (used in) financing activities	24,437	(4,511)	(28,949)	(42,687)
Effect of exchange rate changes on cash and cash equivalents	(1,621)	(3,261)	(1,639)	(30,859)
Net increase (decrease) in cash and cash equivalents	67,530	(8,078)	(75,609)	(76,433)
Cash and cash equivalents at beginning of year	396,477	464,008	67,530	4,390,274
Cash and cash equivalents at end of year	¥ 464,008	¥ 455,929	¥ (8,078)	$ 4,313,841

See notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2002.

In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the year ended March 31, 2004 was 6.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended March 31, 2004 was 9.

Further information for consolidated subsidiaries and affiliated companies is shown in "I. Subsidiaries and affiliates".

The financial statements of a subsidiary located outside Japan are prepared with a fiscal year end of December 31. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the internal audit division, which is independent from business-related division, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company is required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Japanese Commercial Code.

(i) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net actuarial gains or losses is charged or credited to income when incurred.

The Company and subsidiary amended its employees' retirement plans by transforming a part of defined benefit plan into defined contribution plan. The amendments of the plan is accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Statement for Transfers between Retirement Benefit Plans". The effect of this amendment amounted to ¥225 million (U.S.$2,133 thousand) is included in extraordinary gains.

(j) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

Through the year ended March 31, 2003, the Company had not maintained reserves for such retirement benefits, and benefits paid to directors and corporate auditors were charged to income as paid, because the payment of such benefits were subject to the approval of the policyholders' (or stockholders') and the amounts could vary under certain circumstances. However, the Company commenced reserving for such retirement benefits from the year ended March 31, 2004. As a result of the accounting change, ordinary profit decreased by ¥250 million (U.S.$2,368 thousand) and income before income taxes decreased by ¥1,531 million (U.S.$14,488 thousand) for the year ended March 31, 2004.

(k) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment. Accumulated depreciation of property and equipment as of March 31, 2004 was ¥84,157 million (U.S.$796,267 thousand).

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(n) *Derivative financial instruments*

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates, stock and bonds prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but their contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The Company designates specifically derivative financial instruments as hedging instruments. Although insurance companies in Japan are allowed to use hedge accounting to macro hedge designation, the Company does not apply such designation.

On January 2004, the Company implemented the new policy and procedures for derivative financial instruments, and expands the coverage of hedge transactions to adopt a hedge accounting. The effect of this adoption were to decrease ordinary profit and income before income taxes by ¥11,085 million (U.S.$104,890 thousand) for the year ended March 31, 2004.

(o) *Accounting for consumption taxes*

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(p) *Cash and cash equivalents*

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥105.69 = U.S.$1, which is the approximate rate prevailing at March 31, 2004. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance commissions amounting to ¥1,093 million and ¥1,244 million (U.S.$11,776 thousand) for the years ended March 31, 2003 and 2004, respectively.

4. Investment in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 are summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Securities:			
Trading	¥ 199,518	¥ 217,576	$ 2,058,626
Available-for-sale:			
with fair value	2,105,291	2,079,583	19,676,252
without fair value	88,225	94,791	896,878
	2,193,516	2,174,374	20,573,131
Held-to-maturity:			
with fair value	1,538,461	1,563,382	14,792,152
Non-consolidated subsidiaries and affiliates:			
without fair value	15,727	13,974	132,217
Total	¥ 3,947,224	¥ 3,969,307	$ 37,556,127
Monetary trusts:			
Trading	¥ 35,175	¥ 23,122	$ 218,777
Available-for-sale:			
with fair value	59,917	90,497	856,253
without fair value	55,300	135,300	1,280,158
	115,217	225,797	2,136,412
Total	¥ 150,393	¥ 248,920	$ 2,355,190

Fair value information on securities and monetary trusts classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 are summarized below:

	As of March 31,			
	2003		2004	
	Fair value	Unrealized Gains (Losses)	Fair value	Unrealized Gains (Losses)
	(Millions of yen)			
Securities	¥ 199,518	¥ (25,446)	¥ 217,576	¥ 20,633
Monetary trusts	35,175	(3,973)	23,122	9,428
Total	¥ 234,693	¥ (29,419)	¥ 240,698	¥ 30,061

	As of March 31, 2004	
	Fair value	Unrealized Gains (Losses)
	(Thousands of U.S. dollars)	
Securities	$ 2,058,626	$ 195,224
Monetary trusts	218,777	89,208
Total	$ 2,277,404	$ 284,433

Fair value information on securities classified as investments in available-for-sale and held-to-maturity securities held by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 is summarized below:

	As of March 31, 2003		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Available-for-sale:			
Domestic bonds:			
Government bonds	¥ 420,182	¥ 13,150	¥ (12)
Municipal bonds	617,154	37,252	-
Corporate bonds	509,975	24,550	(236)
Total domestic bonds	1,547,313	74,952	(249)
Domestic stocks	172,363	14,198	(10,571)
Foreign securities:			
Foreign bonds	161,023	5,633	(1,174)
Foreign stocks	1,913	-	(262)
Other foreign securities	30,076	796	(1,934)
Total foreign securities	193,012	6,429	(3,371)
Other securities	192,601	3,129	(6,490)
Total	¥ 2,105,291	¥ 98,710	¥ (20,683)

During the year ended March 31, 2003, impairment losses with respect to the above securities of ¥48,736 million were charged to income. These related to instances where the decline in the fair value of the securities exceeds 30% of the book value of the securities

	As of March 31, 2003		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds:			
Government bonds	¥ 108,877	¥ 16,394	¥ -
Municipal bonds	669,306	42,806	-
Corporate bonds	709,871	43,083	(194)
Total domestic bonds	1,488,055	102,284	(194)
Foreign securities:			
Foreign bonds	50,405	2,168	(233)
Total	¥ 1,538,461	¥ 104,452	¥ (428)

	As of March 31, 2004		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Available-for-sale:			
Domestic bonds:			
Government bonds	¥ 155,650	¥ 6,421	¥ (574)
Municipal bonds	483,503	18,739	-
Corporate bonds	357,777	11,745	(51)
Total domestic bonds	996,931	36,906	(626)
Domestic stocks	310,172	131,540	(879)
Foreign securities:			
Foreign bonds	367,545	11,434	(5,622)
Foreign stocks	2,649	-	(549)
Other foreign securities	32,278	1,638	(775)
Total foreign securities	402,474	13,073	(6,947)
Other securities	370,005	25,323	(1,244)
Total	¥ 2,079,583	¥ 206,843	¥ (9,697)

During the year ended March 31, 2004, impairment losses with respect to the above securities of ¥24 million (U.S.$233 thousand) were charged to income. These related to instances where the decline in the fair value of the securities exceeds 30% of the book value of the securities

	As of March 31, 2004		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds:			
Government bonds	¥ 105,773	¥ 11,431	¥ (163)
Municipal bonds	597,963	23,121	(853)
Corporate bonds	790,214	21,274	(6,184)
Total domestic bonds	1,493,950	55,826	(7,201)
Foreign securities:			
Foreign bonds	69,431	2,148	(158)
Total	¥ 1,563,382	¥ 57,974	¥ (7,360)

	As of March 31, 2004		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Available-for-sale:			
Domestic bonds:			
Government bonds	$ 1,472,707	$ 60,762	$ (5,433)
Municipal bonds	4,574,737	177,304	-
Corporate bonds	3,385,158	111,129	(490)
Total domestic bonds	9,432,603	349,196	(5,923)
Domestic stocks	2,934,734	1,244,589	(8,318)
Foreign securities:			
Foreign bonds	3,477,582	108,192	(53,195)
Foreign stocks	25,070	-	(5,200)
Other foreign securities	305,408	15,500	(7,340)
Total foreign securities	3,808,061	123,693	(65,736)
Other securities	3,500,852	239,601	(11,770)
Total	$ 19,676,252	$ 1,957,080	$ (91,749)

	As of March 31, 2004		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Held-to-maturity:			
Domestic bonds:			
Government bonds	$ 1,000,787	$ 108,159	$ (1,551)
Municipal bonds	5,657,710	218,764	(8,073)
Corporate bonds	7,476,717	201,290	(58,515)
Total domestic bonds	14,135,214	528,213	(68,139)
Foreign securities:			
Foreign bonds	656,937	20,323	(1,499)
Total	$ 14,792,152	$ 548,537	$ (69,638)

Net unrealized gains and losses on monetary trusts classified as available-for-sale securities held by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 is summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. Dollars)
Available-for-sale:			
Carrying amount	¥ 115,217	¥ 225,797	$ 2,136,412
Net unrealized gains (losses)	(4,130)	7,748	73,310

Securities classified as available-for-sale securities without readily obtainable fair value held by the Company and its consolidated subsidiaries as of March 31, 2003 and 2004 are summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. Dollars)
Available-for-sale:			
Unlisted domestic stocks	¥ 10,672	¥ 10,126	$ 95,817
Unlisted foreign stocks	60,000	60,000	567,697
Other foreign securities	12,857	17,419	164,816
Other securities	4,696	7,244	68,546
Total	¥ 88,225	¥ 94,791	$ 896,878

Gross gains of ¥32,510 million and ¥32,282 million (U.S.$305,448 thousand), and gross losses of ¥19,659 million and ¥10,005 million (U.S.$94,664 thousand) were recorded on the sale of securities classified as available-for-sale for the years ended March 31, 2003 and 2004, respectively. Total proceeds on such sales amounted to ¥813,186 million and ¥729,879 million (U.S.$6,905,853 thousand) for the years ended March 31, 2003 and 2004, respectively.

During the year ended March 31, 2004, the Company sold certain held-to-maturity securities, with a net book value of ¥1,125 million (U.S.$10,649 thousand), and recognizes gross gains and losses amounted to ¥135 million (U.S.$1,284 thousand) and ¥44 million (U.S.$416 thousand), respectively.

This is due to change in credit standing of issuer or redemption initiated by issuer.

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2003 and 2004, by contractual maturity date, is shown below:

	As of March 31, 2003				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
			(Millions of yen)		
Government bonds	¥ 169,871	¥ 180,617	¥ 174,442	¥ 4,127	¥ 529,057
Municipal bonds	134,842	557,843	590,087	3,687	1,286,459
Corporate bonds	81,227	442,532	530,258	165,828	1,219,845
Foreign bonds	6,044	66,998	115,121	23,265	211,428
Total	¥ 391,987	¥ 1,247,992	¥ 1,409,910	¥ 196,909	¥ 3,246,798

	As of March 31, 2004				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
			(Millions of yen)		
Government bonds	¥ 67,043	¥ 115,994	¥ 63,184	¥ 15,200	¥ 261,423
Municipal bonds	203,088	515,936	353,950	8,491	1,081,467
Corporate bonds	159,423	398,119	344,229	246,218	1,147,991
Foreign bonds	11,938	203,843	158,912	62,283	436,977
Total	¥ 441,494	¥ 1,233,894	¥ 920,277	¥ 332,193	¥ 2,927,860

	As of March 31, 2004				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Thousands of U.S. dollars)				
Government bonds	$ 634,343	$ 1,097,497	$ 597,828	$ 143,824	$ 2,473,494
Municipal bonds	1,921,550	4,881,606	3,348,951	80,339	10,232,447
Corporate bonds	1,508,409	3,766,859	3,256,976	2,329,629	10,861,875
Foreign bonds	112,957	1,928,693	1,503,567	589,301	4,134,520
Total	$ 4,177,261	$ 11,674,657	$ 8,707,323	$ 3,143,095	$ 27,702,338

5. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of March 31, 2004 are summarized below.

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 184	$ 1,742
Past due loans	4,553	43,079
Loans overdue for three months or more	-	-
Restructured loans	849	8,034
Total	¥ 5,586	$ 52,856

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or support of the borrower, on which the Company has stopped accruing interest based on its self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2004 amounted to ¥154 million (U.S.$1,463 thousand). Past due loans decreased due to write-offs by ¥2,876 million (U.S.$27,216 thousand) for the year ended March 31, 2004.

The Company's outstanding loan commitments with borrowers as of March 31, 2004 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Total loan commitment	¥ 1,955	$ 18,501
Less amount drawn down	1,955	18,497
Unused loan commitment	¥ 0	$ 3

Based on the loan agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and assessing credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

6. Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates, stock and bonds prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office is periodically monitoring, measuring and analysing the risk related to the total assets of the Company, including derivative financial instruments, and periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality. Accordingly, the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of March 31, 2003 and 2004. Notional amounts do not represent exposure to credit loss

	As of March 31, 2003			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Millions of yen)			
Interest rate swaps	¥ 29,200	¥ 32,600	¥ (1,354)	¥ (1,354)
Foreign exchange contracts sold	-	70,271	70,885	(613)
Foreign exchange contracts bought	-	204	204	(0)
Stock index options sold (put)	-	82,825	83,679	(853)
Total valuation gains, net				¥ (2,821)

	As of March 31, 2004			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Millions of yen)			
Interest rate swaps	¥ 144,982	¥ 22,600	¥ 680	¥ 680
Foreign exchange contracts sold	-	283,965	271,281	12,683
Foreign exchange contracts bought	-	229	229	0
Bond futures contracts sold	-	42,285	41,952	332
Stock index options sold (put)	-	22,991	24,179	(1,188)
Stock index options sold (call)	-	14,989	15,121	131
Total valuation gains, net				¥ 12,640

	As of March 31, 2004			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Thousands of U.S. dollars)			
Interest rate swaps	$ 1,371,766	$ 213,832	$ 6,442	$ 6,442
Foreign exchange contracts sold	-	2,686,773	2,566,764	120,008
Foreign exchange contracts bought	-	2,167	2,170	3
Bond futures contracts sold	-	400,086	396,941	3,144
Stock index options sold (put)	-	217,536	228,779	(11,243)
Stock index options sold (call)	-	141,822	143,071	1,248
Total valuation gains, net				$ 119,604

The notional amounts and average fixed interest rates of interest rate swaps by maturities as of March 31, 2003 and 2004 are as follows:

	One year or less	After one year through three years	After three years	Total
2003:				
Notional amount (Millions of yen)	¥ 32,600	¥ 25,200	¥ 4,000	¥ 61,800
Average fixed interest rate to be received (%)	0.87	0.74	0.07	0.76
Average fixed interest rate to be paid (%)	2.19	2.24	1.97	2.20
2004:				
Notional amount (Millions of yen)	¥ 22,600	¥ 5,200	¥ 139,782	¥ 167,582
(Thousands of U.S. dollars)	$ 213,832	$ 49,200	$ 1,313,104	$ 1,585,599
Average fixed interest rate to be received (%)	1.21	0.06	0.06	0.21
Average fixed interest rate to be paid (%)	2.28	1.97	0.90	1.12

7. Separate Accounts

The balance sheet includes ¥166,511 million (U.S.$1,575,473 thousand) of assets and liabilities in equal amounts related to separate accounts, as of March 31, 2004.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

8. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2003 and 2004 are summarized as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 383	¥ 347	$ 3,285
Other	6	3	35
Total	389	351	3,321
Accumulated depreciation:			
Equipment	200	175	1,665
Other	5	3	32
Total	205	179	1,697
Net carrying value:			
Equipment	182	171	1,620
Other	1	0	3
Total	¥ 184	¥ 171	$ 1,624

Obligation under finance leases as of March 31, 2003 and 2004 are as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 66	¥ 62	$ 594
Due after one year	128	118	1,124
Total	¥ 195	¥ 181	$ 1,718

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2003 and 2004 were ¥66 million and ¥84 million (U.S.$795 thousand), respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2003 and 2004 are as follows:

	For the years ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Depreciation	¥ 56	¥ 72	$ 683
Imputed interest cost	9	11	111

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of March 31, 2003 and 2004 are as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 7	¥ 5	$ 54
Due after one year	8	5	48
Total	15	10	103

9. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent. The effective tax rates for the year ended March 31, 2003 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1%
Effect of equity in net loss of affiliated companies	1.0
Minimum taxes required for insurance companies under Japanese tax legislation	1.2
Elimination of dividends received from subsidiaries	1.8
Other	0.2
Effective tax rate	40.3%

Significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Policy reserves	¥ 35,957	$ 340,217
Reserve for employees' retirement benefits	22,827	215,986
Devaluation losses on securities	11,485	108,667
Reserve for price fluctuations	11,129	105,301
Losses on sale, disposal and devaluation of property and equipment	4,406	41,693
Unrealized losses on available-for-sale securities	3,728	35,279
Other	6,064	57,380
Total deferred tax assets	95,599	904,526
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	(77,918)	(737,238)
Deferred gain on sale of real estate	(563)	(5,328)
Total deferred tax liabilities	(78,481)	(742,566)
Net deferred tax asset	¥ 17,117	$ 161,960

10. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	For the year ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥ 3,270	¥ 3,257	$ 30,816
Interest cost	1,677	1,586	15,010
Expected return on assets	(95)	(72)	(684)
Amortization of unrecognized net actuarial loss	2,036	2,489	23,553
Net periodic pension cost	6,888	7,260	68,696
Amortization of transition obligation	-	-	-
Total pension cost	¥ 6,888	¥ 7,260	$ 68,696

Assumptions used in accounting for the plans were as follows:

	For the year ended March 31,	
	2003	2004
Discount rate	2.3%	2.0%
Expected long-term rate of return on assets	1.75%	1.25%

The plans' funded status as of March 31, 2003 and 2004 is summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥ 69,859	¥ 71,908	$ 680,376
Plan assets	(5,785)	(6,176)	(58,444)
Unrecognized net actuarial gain (loss)	-	-	-
Unrecognized net obligation at transition	-	-	-
Reserve for employees' retirement benefits	¥ 64,074	¥ 65,732	$ 621,932

11. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2004 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of year	¥ 137,336	$ 1,299,426
Policyholder dividends	(32,847)	(310,789)
Increase in interest	988	9,357
Other	(26)	(255)
Provision for reserve for policyholder dividends	30,521	288,781
Balance at end of year	¥ 135,972	$ 1,286,520

12. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,780 million (U.S.$26,306 thousand) as of March 31, 2004. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were and ¥14,572 million (U.S.$137,882 thousand) as of March 31, 2004. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥19,029 million (U.S.$180,054 thousand) of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation in order to secure such future contributions and used as substitution of margin for future contracts as of March 31, 2004.

13. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted for distribution by Article 92 of the Insurance Business Law, is amounted to ¥10,836 million (U.S.$102,529 thousand) as of March 31, 2004.

14. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statements of cash flows to cash and deposits as stated in the balance sheets:

	As of March 31,	
	2004 (Millions of yen)	2004 (Thousands of U.S. dollars)
Cash and deposits	¥ 308,081	$ 2,914,953
Less: deposits with an original maturity of more than three months	(150)	(1,419)
Call loans	75,000	709,622
Monetary claims purchased	72,998	690,685
Cash and cash equivalents	¥ 455,929	$ 4,313,841

15. Per Share Information

The Company has not issued new shares of common stock and shares having a potential dilutive effect after its demutualization. In addition, the Company did not hold any treasury stocks during the year ended March 31, 2004. The net income per share calculated based on the weighted average number of shares of common stock outstanding amounted to ¥4,204.50 and ¥22,716.09 (U.S.$214.93) during the year ended March 31, 2003 and 2004, respectively. The net assets per share calculated based on the number of shares of common stock outstanding amounted to ¥119,322.62 and ¥194,908.50 (U.S.$1,844.15) as of March 31, 2003 and 2004, respectively.

Summary of the net income per share computations as follows:

	For the year ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Net income	6,383	34,168	323,291
Bonus to directors and corporate auditors	(77)	(94)	(894)
Net income available to common stockholders	6,306	34,074	322,396
	(Shares)		
Weighted average common shares outstanding	1,500,000	1,500,000	-

16. Segment Information

Segment information is not required to be disclosed as ordinary revenues and total assets related to the Company's insurance business in Japan exceeds 90% of the total amounts of ordinary revenues and total assets, respectively.

17. Subsequent Events

On April 1, 2004, T&D Holdings, Inc. was established, as a life insurance holding company, through which the Company, Taiyo Life Insurance Company (Taiyo Life) and T&D Financial Life Insurance Company (T&D Financial), have become wholly-owned subsidiaries pursuant share transfer, which approved at stockholder's meeting held on December 18, 2003. The business combination was accounted for as a pooling of interests and, accordingly, the historical information has been restated as if the combination had been in effect for all periods presented.

241,500 thousand shares of T&D Holding, Inc.'s common share were issued in exchange for all of the outstanding shares of the Company's, Taiyo Life's and T&D Financial's common stock at exchange rates of 1.00, 0.55 and 0.15, respectively.

Outline of the holding company formation is as follows:

1. Overview of The Holding Company

(1) Business Objectives
Management of the group and its consolidated subsidiaries and all duties incidental to that role.

(2) Location of Headquarters
2-7-9 Nihonbashi, Chuo-ku, Tokyo

(3) Initial Capitalization
100 billion yen

2. Overview of Share Transfer ("Kabushiki Iten")

The Company's Share Held by T&D Holding, Inc.		T&D Holding, Inc.'s Share Held by the Company.	
Number of common shares	Percentage of voting rights	Number of common shares	Percentage of voting right
1,500 thousands	100.0%	4,500 thousands	-

T&D Holding, Inc.'s share held by the Company are allotted to T&D Financial's common shares of 300 thousands held by the Company.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year 2003 ended March 31, 2004)

May 19, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/
Date of Board Meeting for Settlement of Accounts: May 19, 2004
Interim Dividends: Applicable
Date of Ordinary General Meeting of Shareholders: June 29, 2004
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Year Ended March 31, 2004 (FY2003 - April 1, 2003- March 31, 2004)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
FY2003 ended Mar. 31, 2004	¥1,190,304 million	0.7	¥104,792 million	127.7	¥107,354 million	21.0	¥38,052 million	232.5
FY2002 ended Mar. 31, 2003	¥1,182,176 million	(9.6)	¥46,027 million	14.9	¥88,729 million	(19.3)	¥11,443 million	49.3

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
FY2003 ended Mar. 31, 2004	¥25,320.30	¥ -	16.2%	1.7%	8.8%
FY2002 ended Mar. 31, 2003	¥7,590.68	¥ -	6.8%	0.8%	3.9%

Notes:

1. *Average number of outstanding shares during the term: the year ended March 31, 2004: 1,500,000; the year ended March 31, 2003: 1,500,000*
2. *Changes in method of accounting: Applicable*
3. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with that of the previous fiscal year.*
4. *Daido Life was a mutual company through March 31, 2002 therefore, Daido Life's ratio of net income to shareholders' equity for the year ended March 31, 2003 is calculated by the following computation: ratio of net income to shareholders' equity=net income[¥11,443 million]/ {(total equity at start of fiscal year[¥163,988 million] - amount paid upon demutualization[¥5,560 million] + total equity at end of fiscal year[¥175,882 million]) / 2} x 100*
5. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-End			
FY2003 ended Mar. 31, 2004	¥3,000.00	¥ -	¥3,000.00	¥4,500 million	11.8 %	1.5%
FY2002 ended Mar. 31, 2003	¥3,000.00	¥ -	¥3,000.00	¥4,500 million	39.5 %	2.6%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Mar. 31, 2004	¥6,017,918 million	¥293,053 million	4.9%	¥195,320.80
As of Mar. 31, 2003	¥6,007,183 million	¥175,882 million	2.9%	¥117,216.78

Notes:

1. *Number of outstanding shares at the end of the term: as of March 31, 2004:1,500,000; as of March 31, 2003: 1,500,000*
2. *Number of treasury stock at the end of the term: None*

2. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Non-Consolidated Forecast for the Year Ending March 31, 2005"* in *"Financial Summary for the Fiscal Year Ended March 31, 2004"* of T&D Holdings.

Unaudited Non-Consolidated Financial Statements

Daido Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Balance Sheets
Unaudited Non-Consolidated Statements of Operations
Unaudited Non-Consolidated Statements of Retained Earnings
Notes to Unaudited Non-Consolidated Financial Statements

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits:						
Cash	¥ 162		¥ 107		¥ (54)	$ 1,021
Deposits	257,191		282,043		24,852	2,668,591
Total Cash and Deposits	257,353	4.3	282,151	4.7	24,797	2,669,612
Call Loans	135,000	2.2	75,000	1.3	(60,000)	709,622
Monetary Claims Purchased	40,897	0.7	72,998	1.2	32,100	690,685
Monetary Trusts	150,393	2.5	248,920	4.1	98,526	2,355,190
Securities:						
Government bonds	579,006		306,571		(272,434)	2,900,664
Municipal bonds	1,288,250		1,083,212		(205,038)	10,248,957
Corporate bonds	1,231,436		1,158,706		(72,729)	10,963,259
Domestic stocks	256,791		396,079		139,287	3,747,558
Foreign securities	397,399		652,352		254,953	6,172,322
Other securities	196,786		376,739		179,952	3,564,567
Total Securities	3,949,671	65.8	3,973,661	66.0	23,990	37,597,330
Loans:						
Policy loans	78,248		79,886		1,638	755,860
Commercial loans	1,103,410		1,042,249		(61,161)	9,861,382
Total Loans	1,181,658	19.7	1,122,136	18.7	(59,522)	10,617,242
Property and Equipment:						
Land	97,711		88,029		(9,681)	832,902
Buildings	71,281		67,724		(3,557)	640,782
Equipment	1,141		1,196		54	11,320
Construction in progress	5,614		361		(5,252)	3,420
Total Property and Equipment	175,748	2.9	157,311	2.6	(18,437)	1,488,425
Due from Agency	5,073	0.1	1,902	0.0	(3,170)	18,003
Due from Reinsurers	1,391	0.0	1,209	0.0	(181)	11,442
Other Assets:						
Accounts receivable	12,434		13,732		1,297	129,928
Prepaid expenses	3,228		4,941		1,713	46,754
Accrued income	22,257		23,479		1,221	222,154
Deposit for rent	3,956		4,136		179	39,134
Margin for futures contracts	4,986		793		(4,192)	7,508
Derivatives	22		14,201		14,178	134,367
Suspense payments	1,338		1,563		225	14,793
Other assets	7,889		6,709		(1,180)	63,479
Total Other Assets	56,114	0.9	69,556	1.2	13,442	658,121
Deferred Tax Assets	60,721	1.0	16,790	0.3	(43,930)	158,865
Reserve for Possible Loan Losses	(6,839)	(0.1)	(3,721)	(0.1)	3,118	(35,206)
Total Assets	¥ 6,007,183	100.0	¥ 6,017,918	100.0	¥ 10,734	$ 56,939,334

As of March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 47,734		¥ 45,933		¥ (1,800)	$ 434,604
Policy reserve	5,394,718		5,332,626		(62,092)	50,455,350
Reserve for policyholder dividends	137,336		135,972		(1,364)	1,286,520
Total Policy Reserves	5,579,788	92.9	5,514,531	91.6	(65,257)	52,176,476
Due to Agency	0	0.0	-	-	(0)	-
Due to Reinsurers	767	0.0	599	0.0	(167)	5,674
Other Liabilities:						
Cash collateral receiving under security lending contracts	96,659		23,914		(72,745)	226,268
Accounts income taxes	-		22,960		22,960	217,245
Accounts payable	3,241		8,558		5,316	80,977
Accrued expenses	8,590		8,838		248	83,628
Unearned income	5,166		4,450		(715)	42,108
Deposits received	1,535		1,630		95	15,426
Guarantee deposits	5,707		5,428		(279)	51,360
Derivatives	2,844		1,560		(1,284)	14,762
Deferred valuation gains on hedge	-		1,052		1,052	9,961
Suspense receipt	3,881		3,495		(385)	33,075
Other liabilities	30,000		30,000		-	283,848
Total Other Liabilities	157,626	2.6	111,890	1.9	(45,736)	1,058,665
Reserve for Employees' Retirement Benefits	63,812	1.1	65,426	1.1	1,613	619,041
Reserve for Directors' and Corporate Auditors' Retirement Benefits	-	-	1,531	0.0	1,531	14,488
Allowance for Losses on Sale of Loans	63	0.0	64	0.0	0	612
Reserve for Price Fluctuations	29,242	0.5	30,820	0.5	1,578	291,613
Total Liabilities	5,831,301	97.1	5,724,865	95.1	(106,436)	54,166,572
Stockholder's Equity:						
Common Stock						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	75,000	1.2	75,000	1.2	-	709,622
Capital Surplus	54	0.0	54	0.0	-	510
Retained Earnings:						
Legal reserve for future losses	1,029		1,941		912	18,365
Appropriated retained earnings	34,978		40,904		5,925	387,022
Unappropriated retained earnings	17,241		43,898		26,656	415,356
Total Retained Earnings	53,249	0.9	86,744	1.5	33,494	820,743
Net Unrealized Gains on Securities	47,579	0.8	131,254	2.2	83,675	1,241,884
Total Stockholder's Equity	175,882	2.9	293,053	4.9	117,170	2,772,761
Total Liabilities and Stockholder's Equity	¥ 6,007,183	100.0	¥ 6,017,918	100.0	¥ 10,734	$ 56,939,334

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Ordinary Revenues:						
Income from Insurance Premiums:						
Insurance premiums	¥ 988,327		¥ 927,015		¥ (61,311)	8,771,080
Ceded reinsurance commissions	1,093		1,244		150	11,776
Total Income from Insurance Premiums	989,420		928,260		(61,160)	8,782,857
Investment Income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	1,646		3,294		1,647	31,170
Interest income and dividends from securities	98,596		94,750		(3,846)	896,491
Interest income from loans	25,711		24,480		(1,231)	231,625
Interest from real estate for rent	7,090		6,466		(624)	61,183
Other income from interest and dividends	104		186		82	1,769
Total interest, dividends and income from real estate for rent	133,150		129,178		(3,972)	1,222,239
Gains from monetary trusts, net	-		7,040		7,040	66,611
Gains on sale of securities	32,676		32,418		(258)	306,730
Gains from derivatives, net	21,111		-		(21,111)	-
Other investment income	2,961		2,513		(448)	23,779
Gains on separate account, net	-		23,484		23,484	222,198
Total Investment Income	189,901		194,634		4,733	1,841,558
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	210		166		(44)	1,571
Income due to withheld insurance payments	2,025		2,712		686	25,667
Reversal of reserve for outstanding claims	71		1,800		1,729	17,039
Reversal of reserve for policy reserves	-		62,092		62,092	587,493
Other ordinary profit	546		638		91	6,039
Total Other Ordinary Income	2,854		67,410		64,555	637,810
Total Ordinary Revenues	¥ 1,182,176	100.0	¥ 1,190,304	100.0	¥ 8,128	$ 11,262,226

Years ended March 31,		2003 (Millions of yen)	%		2004 (Millions of yen)	%		Increase (decrease)		2004 (Thousands of U.S. dollars)
Ordinary Expenses:										
Insurance Claims and Other Payments:										
Insurance claims	¥	295,889		¥	315,064		¥	19,175	$	2,981,024
Annuity payments		27,104			26,541			(563)		251,127
Insurance benefits		254,314			218,324			(35,989)		2,065,710
Surrender payments		215,896			205,516			(10,379)		1,944,524
Other payments		67,349			143,386			76,037		1,356,670
Reinsurance premiums		1,354			1,356			1		12,831
Total Insurance Claims and Other Payments		861,908			910,190			48,281		8,611,887
Provision for Policy and Other Reserves:										
Provision for policy reserve		12,724			-			(12,724)		-
Interest portion of reserve for policyholder dividends		1,149			988			(160)		9,357
Total Provision for Policy and Other Reserves		13,873			988			(12,884)		9,357
Investment Expenses:										
Interest expense		37			26			(11)		246
Losses from monetary trusts, net		11,748			-			(11,748)		-
Losses on investment in trading securities, net		3,018			2,059			(958)		19,489
Losses on sale of securities		19,657			10,068			(9,589)		95,262
Devaluation losses on securities		58,713			331			(58,382)		3,134
Losses from derivatives, net		-			21,565			21,565		204,042
Foreign exchange losses, net		1,462			5,289			3,826		50,043
Write-off of loans		69			1,590			1,521		15,052
Depreciation of real estate for rent		3,069			3,044			(25)		28,803
Other investment expenses		8,034			5,912			(2,122)		55,944
Losses on separate accounts, net		28,512			-			(28,512)		-
Total Investment Expenses		134,326			49,887			(84,438)		472,019
Operating Expenses		109,212			108,698			(514)		1,028,460
Other Ordinary Expenses:										
Payments related to withheld insurance claims		2,096			1,618			(477)		15,316
Taxes		6,900			6,709			(190)		63,482
Depreciation		4,950			4,228			(722)		40,008
Provision for reserve for employees' retirement benefits		2,377			2,792			414		26,422
Other ordinary losses		503			397			(106)		3,759
Total Other Ordinary Expenses		16,828			15,746			(1,081)		148,990
Total Ordinary Expenses		1,136,149	96.1		1,085,512	91.2		(50,637)		10,270,716
Ordinary Profit	¥	46,027	3.9	¥	104,792	8.8	¥	58,765	$	991,509

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Extraordinary Gains:						
Gains on sale of property, equipment and loans	¥ 909		¥ 1,151		¥ 241	$ 10,892
Reversal of reserve for possible loan losses	3,129		2,495		(633)	23,607
Recoveries of bad debts previously written-off	2,181		340		(1,841)	3,219
Reversal of reserve for employee's retirement benefit	-		225		225	2,130
Total Extraordinary Gains	6,220	0.5	4,211	0.4	(2,008)	39,849
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	3,857		14,578		10,721	137,939
Cumulative effect prior years provision for reserve for directors' and corporate auditors' retirement benefits due to accounting change	-		1,281		1,281	12,120
Provision for reserve for losses on sale of loans	0		0		0	8
Provision for reserve for price fluctuations	1,199		1,578		378	14,935
Payments for 100th anniversary project	254		74		(180)	700
Total Extraordinary Losses	5,313	0.5	17,513	1.5	12,200	165,704
Provision for Reserve for Policyholder Dividends	26,569	2.2	30,521	2.6	3,951	288,781
Income Before Income Taxes	20,364	1.7	60,969	5.1	40,605	576,872
Income Taxes:						
Current	4,060	0.3	26,279	2.2	22,219	248,644
Deferred	4,861	0.4	(3,361)	(0.3)	(8,222)	(31,809)
Net Income	11,443	1.0	38,052	3.2	26,608	360,037
Unappropriated Retained Earnings at Beginning of Year	5,520		5,772		252	54,617
Transfer from appropriated retained earnings	277		74		(203)	700
Unappropriated Retained Earnings at End of Year	¥ 17,241		¥ 43,898		¥ 26,656	$ 415,356

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Retained Earnings

Years ended March 31,		2003 (Millions of yen)		2004 (Millions of yen)		2004 (Thousands of U.S. dollars)
Unappropriated Retained Earnings at Beginning of Year	¥	17,241	¥	43,898	$	415,356
Transfer from appropriated retained earnings		-		1,173		11,103
		17,241		45,072		426,459
Appropriation Retained Earnings:						
Legal reserve for future losses		912		915		8,657
Dividends to shareholders		4,500		4,500		42,577
Bonus to directors		47		61		581
Bonus to corporate auditors		10		10		99
Transfer to appropriated retained earnings		6,000		16,000		151,386
Total Appropriation of Retained Earnings		11,469		21,486		203,301
Unappropriated Retained Earnings Carried Forward	¥	5,772	¥	23,585	$	223,158

See notes to unaudited non-consolidated financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2002.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including foreign currency securities other than subsidiaries and affiliates and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealized gains and losses on trading securities are reported is the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. Investments in subsidiaries and affiliates are stated at cost. For the purpose of computing realized gains and losses, cost is determined using the moving average method.

Investments in subsidiaries and affiliated amounted to ¥975 million (U.S.$9,231 thousand) are stated at cost and included in investments in securities.

During the year ended March 31, 2004, the Company sold certain held-to-maturity securities, with a net book value of ¥1,125 million (U.S.$10,649 thousand), and recognizes gross gains and losses amounted to ¥135 million (U.S.$1,284 thousand) and ¥44 million (U.S.$416 thousand), respectively.

This is due to change in credit standing of issuer or redemption initiated by issuer.

A part of bonds amounting to ¥23,671 million (U.S.$223,971 thousand) was loaned under lending contracts as of March 31, 2004.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(f) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plan based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net actuarial gains or losses is charged or credited to income when incurred.

The Company amended its employees' retirement plan by transforming a part of defined benefit plan into defined contribution plan. The amendments of the plan is accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Standard for Transfers between Retirement Benefit Plans". The effect of this amendment amounted to ¥225 million (U.S.$2,130 thousand) is included in extraordinary gains.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

Through the year ended March 31, 2003, the Company had not maintained reserves for such retirement benefits, and benefits paid to directors and corporate auditors were charged to income as paid, because the payment of such benefits were subject to the approval of the policyholders' (or stockholders') and the amounts could vary under certain circumstances. However, the Company commenced reserving for such retirement benefits from the year ended March 31, 2004. As a result of the accounting change, ordinary profit decreased by ¥250 million (U.S.$2,368 thousand) and income before income taxes decreased by ¥1,531 million (U.S.$14,488 thousand) for the year ended March 31, 2004.

(i) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Japanese Commercial Code.

(k) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(l) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment. Accumulated depreciation of property and equipment as of March 31, 2004 was ¥ 84,083 million (U.S.$795,562 thousand).

(m) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(n) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(o) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates, stock and bonds prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but their contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The Company designates specifically derivative financial instruments as hedging instruments. Although insurance companies in Japan are allowed to use hedge accounting to macro hedge designation, the Company does not apply such designation.

On January 2004, the Company implemented the new policy and procedures for derivative financial instruments, and expands the coverage of hedge transactions to adopt a hedge accounting. The effect of this adoption was to decrease ordinary profit and income before income taxes by ¥11,085 million (U.S.$104,890 thousand) for the year ended March 31, 2004.

(p) *Accounting for consumption taxes*

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥105.69 = U.S.$1, which is the approximate rate prevailing at March 31, 2004. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Loans

Delinquent loans of the Company as of March 31, 2004 are summarized below.

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 184	$ 1,742
Past due loans	4,553	43,079
Loans overdue for three months or more	-	-
Restructured loans	849	8,034
Total	¥ 5,586	$ 52,856

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or support of the borrower, on which the Company has stopped accruing interest based on its self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2004 amounted to ¥154 million (U.S.$1,463 thousand). Past due loans decreased due to write-offs by ¥2,876 million (U.S.$27,216 thousand) for the year ended March 31, 2004.

The Company's outstanding loan commitments with borrowers as of March 31, 2004 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Total loan commitment	¥ 1,955	$ 18,501
Less amount drawn down	1,955	18,497
Unused loan commitment	¥ 0	$ 3

Based on the loan agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and assessing credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Separate Accounts

The balance sheet includes ¥166,511 million (U.S.$1,575,473 thousand) of assets and liabilities in equal amounts related to separate accounts as of March 31, 2004.

Separate account assets and liabilities reported in the accompanying balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

5. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2003 and 2004 are summarized as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 333	¥ 316	$ 2,993
Other	3	3	35
Total	337	320	3,029
Accumulated depreciation:			
Equipment	160	146	1,383
Other	2	3	32
Total	162	149	1,415
Net carrying value:			
Equipment	173	170	1,610
Other	1	0	3
Total	¥ 174	¥ 170	$ 1,613

Obligation under finance leases as of March 31, 2003 and 2004 are as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 57	¥ 61	$ 582
Due after one year	126	118	1,124
Total	¥ 184	¥ 180	$ 1,706

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2003 and 2004 were ¥54 million and ¥75 million (U.S.$714 thousand), respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2003 and 2004 are as follows:

	For the years ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Depreciation	¥ 45	¥ 64	$ 609
Imputed interest cost	8	11	108

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of March 31, 2003 and 2004 are as follows:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 7	¥ 5	$ 54
Due after one year	8	5	48
Total	¥ 15	¥ 10	$ 103

6. Income Taxes

The Company is subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent. The effective tax rates for the year ended March 31, 2004 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1%
Minimum taxes required for insurance companies under Japanese tax legislation	1.2
Other	0.2
Effective tax rate	37.5%

Significant components of deferred tax assets and liabilities of the Company as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Policy reserves	¥ 35,957	$ 340,217
Reserve for employees' retirement benefits	22,704	214,820
Devaluation losses on securities	11,485	108,667
Reserve for price fluctuations	11,129	105,301
Losses on sale, disposal and devaluation of property and equipment	4,406	41,693
Unrealized losses on available-for-sale securities	3,728	35,279
Other	5,854	55,393
Total deferred tax assets	95,266	901,374
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	(77,912)	(737,180)
Deferred gain on sale of real estate	(563)	(5,328)
Total deferred tax liabilities	(78,475)	(742,508)
Net deferred tax asset	¥ 16,790	$ 158,865

7. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2004 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of year	¥ 137,336	$ 1,299,426
Policyholder dividends	(32,847)	(310,789)
Increase in interest	988	9,357
Other	(26)	(255)
Provision of reserve for policyholder dividends	30,521	288,781
Balance at end of year	¥ 135,972	$ 1,286,520

8. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,780 million (U.S.$26,306 thousand) as of March 31, 2004. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were and ¥14,572 million (U.S.$137,882 thousand) as of March 31, 2004. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥19,029 million (U.S.$180,054 thousand) of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation in order to secure such future contributions and used as substitution of margin for future contracts as of March 31, 2004.

9. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted for distribution by Article 92 of the Insurance Business Law, is amounted to ¥10,836 million (U.S.$102,529 thousand) as of March 31, 2004.

10. Investment Gains/Losses

The detail of gains/losses on sale of securities and devaluation losses on securities for the year ended March 31, 2004 are as follows:

	Gains on sale	Losses on sale	Devaluation losses
		(Millions of yen)	
Domestic bonds	¥ 16,194	¥ 854	¥ -
Domestic stocks	6,424	1,781	192
Foreign securities	9,798	7,432	40
Other securities	-	-	97
	¥ 32,418	¥ 10,068	¥ 331

	Gains on sale	Losses on sale	Devaluation losses
	(Thousands of U.S. dollars)		
Domestic bonds	$ 153,228	$ 8,080	$ -
Domestic stocks	60,788	16,857	1,822
Foreign securities	92,713	70,324	385
Other securities	-	-	926
	$ 306,730	$ 95,262	$ 3,134

Gains from monetary trusts, losses on investment in trading securities, net and gains from derivatives, net include valuation gains amounting to ¥9,623 million (U.S.$91,057 thousand), ¥6,013 million (U.S.$56,900 thousand) and ¥4,362 million (U.S.$41,275 thousand), respectively.

Losses on sales, disposal and devaluation of property, equipment and loans include valuation losses of land and buildings, which are still in use but would be sold, due to the decline in fair value amounting to ¥14,144 million (U.S.$ 133,826 thousand) .

11. Transaction with Subsidiaries

Receivables from and payables to subsidiaries as of March 31, 2004 were ¥170 million (U.S.$1,608 thousand) and ¥26 million (U.S.$246 thousand), respectively.

Income and expenses with subsidiaries for the year ended March 31, 2004 were ¥2,644 million (U.S.$25,018 thousand) and ¥3,893 million (U.S.$36,836 thousand), respectively.

12. Per Share Information

The Company has not issued new shares of common stock and shares having a potentially dilutive effect after its demutualization. In addition, the Company did not hold any treasury stocks during the year ended March 31, 2003 and 2004, respectively. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the years ended Mar 31, 2003 and 2004 was ¥7,590.68 and ¥25,320.30 (U.S.$239.57), respectively. The net assets per share calculated based on the number of shares of common stock outstanding as of Mar 31, 2003 and 2004 was ¥117,216.78 and ¥195,320.80 (U.S.$1,848.05), respectively.

Summary of the net income per share computations as follows:

	For the year ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Net income	11,443	38,052	360,037
Bonus to directors and corporate auditors	(57)	(71)	(680)
Net income available to common stockholders	11,386	37,980	359,357
	(Shares)		
Weighted average common shares outstanding	1,500,000	1,500,000	-

13. Subsequent Events

On April 1, 2004, T&D Holdings, Inc. was established, as a life insurance holding company, through which the Company, Taiyo Life Insurance Company (Taiyo Life) and T&D Financial Life Insurance Company (T&D Financial), have become wholly-owned subsidiaries pursuant share transfer, which approved at stockholder's meeting held on December 18, 2003. The business combination was accounted for as a pooling of interests.

241,500 thousand shares of T&D Holding, Inc.'s common share were issued in exchange for all of the outstanding shares of the Company's, Taiyo Life's and T&D Financial's common stock at exchange rates of 1.00, 0.55 and 0.15, respectively.

Outline of the holding company formation is as follows:

1. Overview of The Holding Company

(1) Business Objectives

Management of the group and its consolidated subsidiaries and all duties incidental to that role.

(2) Location of Headquarters

2-7-9 Nihonbashi, Chuo-ku, Tokyo

(3) Initial Capitalization

100 billion yen

2. Overview of Share Transfer ("Kabushiki Iten")

The Company's Share Held by T&D Holding, Inc.		T&D Holding, Inc.'s Share Held by the Company.	
Number of common shares	Percentage of voting rights	Number of common shares	Percentage of voting right
1,500 thousands	100.0%	4,500 thousands	-

T&D Holding, Inc.'s share held by the Company are allotted to T&D Financial's common shares of 300 thousands held by the Company.

Supplementary Materials for the Fiscal Year 2003 Ended March 31, 2004

File No.82-34783

Percentages are rounded to the nearest relevant percentage point. Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights (Non-Consolidated)

(1) Total policy amount in force P.3
(2) New policy amount P.3
(3) Term life insurance policies by dividend type P.4
(4) Average amount of new policies and amount in force P.5
(5) New policy rate P.5
(6) Surrender and lapse rate P.5
(7) Surrender and lapse amount P.5
(8) Average premium amount of new policies P.5
(9) Average assumed investment yield P.5
(10) Mortality rate P.5
(11) Reserve for outstanding claims P.6
(12) Policy reserve P.6
(13) Policy reserve calculating methods and ratios P.6
(14) Policy reserve by contract year P.6
(15) Other reserves P.7
(16) Insurance premium P.7
(17) Insurance claims P.8
(18) Annuity payments P.8
(19) Insurance benefits P.8
(20) Surrender payments P.8
(21) Operating expenses P.9

2. Investment of General Account Assets in Fiscal Year 2003 (Non-Consolidated)

(1) Fiscal 2003 investment P.10
(2) Asset composition P.12
(3) Changes in the amount of assets by categories P.12
(4) Investment yield P.13
(5) Investment income/gains P.14
(6) Investment expenses/losses P.14
(7) Net investment gains/losses P.14
(8) Securities P.15
(9) Securities by contractual maturity dates P.16
(10) Stock holdings by industry P.17
(11) Municipal bonds by region P.18
(12) Loans P.19
(13) Loans by contractual maturity dates P.19
(14) Loans to domestic companies by company size P.20
(15) Loans by region P.20
(16) Loans by industry P.21
(17) Loans by collateral type P.22
(18) Foreign investments P.23
(19) Fair value information on securities and others P.25

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of separate account assets P.32
(2) Status of individual variable insurance (Separate accounts) P.32
(3) Status of individual variable annuities (Separate accounts) P.33

4. Company Total of General Account Assets and Separate Account Assets (Non-Consolidated)

(1) Asset composition P.36
(2) Fair value information on securities and others (Company total) P.37

5. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated) P.43
(Non-Consolidated) P.44

6. Disclosed Claims (Based on Insurance Business Law Standard)

(Consolidated) P.45
(Non-Consolidated) P.45
(Reference) Reserve for possible loan losses (Non-consolidated) P.46

7. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Reference) Negative Spread P.47

8. Solvency Margin Ratio

(Non-Consolidated) P.48
(T&D Financial Life Insurance Company) P.49

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force (Number, 100 Millions of Yen, %)

Category	As of March 31, 2004				As of March 31, 2003			
	Number		Amount		Number		Amount	
		Change		Change		Change		Change
Individual Insurance	2,000,025	99.7	381,239	99.9	2,006,206	100.3	381,811	100.9
Individual Annuities	139,284	102.5	11,709	100.8	135,904	107.6	11,615	106.6
Subtotal	2,139,309	99.9	392,948	99.9	2,142,110	100.7	393,426	101.1
Group Insurance	-	-	122,233	98.8	-	-	123,658	103.8
Group Annuities	-	-	22,963	94.0	-	-	24,418	95.6

Notes:

1 Policy amounts for Individual Annuities are equal to the funds to be held at the time annuity payments are to commence fo an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for Group Annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount (Number, 100 Millions of Yen, %)

Category	Year Ended March 31, 2004					
	Number		Amount			
		Change		Change	New Policies	Increase from Conversion
Individual Insurance	247,490	93.4	42,290	93.3	42,195	95
Individual Annuities	9,424	60.3	807	57.7	806	1
Subtotal	256,914	91.5	43,097	92.2	43,001	96
Group Insurance	-	-	919	18.5	919	
Group Annuities	-	-	2	292.7	2	

Category	Year Ended March 31, 2004					
	Number		Amount			
		Change		Change	New Policies	Increase from Conversion
Individual Insurance	265,082	101.7	45,336	100.6	45,116	220
Individual Annuities	15,635	235.8	1,398	219.7	1,397	0
Subtotal	280,717	105.1	46,735	102.3	46,513	221
Group Insurance	-	-	4,976	93.3	4,976	
Group Annuities	-	-	0	16.7	0	

Notes:

1. The number of new policies includes increase from conversion.

2 The new policy amount including increase from conversion for Individual Annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Term Life Insurance Policies by Dividend Type (Number, 100 Millions of Yen, %)

Category	Year Ended March 31, 2004							
	Policies in Force				New Policies			
	Number		Amount		Number		Amount	
		Percentage		Percentage		Percentage		Percentage
Participating	813,001	57.8	220,253	63.0	54,373	27.0	12,305	30.2
Semi-participating	304,375	21.7	77,345	22.1	28,314	14.1	8,555	21.0
Non-participating	287,778	20.5	52,042	14.9	118,570	58.9	19,914	48.8
Total	1,405,154	100.0	349,641	100.0	201,257	100.0	40,775	100.0

Category	Year Ended March 31, 2003							
	Policies in Force				New Policies			
	Number		Amount		Number		Amount	
		Percentage		Percentage		Percentage		Percentage
Participating	849,001	61.9	233,548	67.1	51,061	25.9	13,595	31.8
Semi-participating	315,934	23.1	77,038	22.1	28,006	14.2	8,553	20.0
Non-participating	205,907	15.0	37,460	10.8	118,365	59.9	20,613	48.2
Total	1,370,842	100.0	348,046	100.0	197,432	100.0	42,762	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. The figures for new policies do not include the net increase from conversion.

(4) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Average Amount of New Policies	17,298	17,330
Average Amount in Force	19,061	19,031

Note: The Average Amount of New Policies does not include increase from conversion.

(5) New Policy Rate (New policy amount / amount in force at the beginning of fiscal year)

(%)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual Insurance	11.1	11.9
Individual Annuities	7.2	13.3
Group Insurance	0.7	4.2

Note:

1. The new policy amount does not include increase from conversion.

2. Policy amount in force for Individual Annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.

(6) Surrender and Lapse Rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual Insurance	9.59	9.6
Individual Annuities	5.27	5.6
Group Insurance	2.29	0.0

Notes: The surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

(Reference) Surrender and Lapse Rate without Adjustments

(%)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual Insurance and annuities	8.44	8.5

(7) Surrender and Lapse Amount

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual Insurance	3,260,970	3,233,160
Individual Annuities	56,809	57,495
Group Insurance	123,221	51,559

(8) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Average Premium Amount	208,904	215,499

Notes:

1. The figures do not include increase from conversion.

2. The figures are annualized.

(9) Average Assumed Investment Yield for Individual Insurance and Annuities

(%)

	As of March 31, 2004	As of March 31, 2003
Average assumed investment yield	3.71	3.87

(10) Mortality Rate for Individual Insurance

(%)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Rate based on Number of Policies	3.89	3.98
Rate based on Policy Amount	4.16	4.24

(11) Reserve for Outstanding Claims

(Millions of Yen)

		As of March 31, 2004	As of March 31, 2003
Insurance Claims			
	Death Benefits	26,934	29,419
	Accidental Death Benefits	1,037	969
	Disability Benefits	5,304	5,668
	Maturity Benefits	1,377	1,145
	Others	29	1
	Subtotal	34,682	37,205
Annuity Payments		115	79
Insurance Benefits		6,479	6,123
Surrender Payments		4,220	3,918
Total		45,933	47,734

(12) Policy Reserve

(Millions of Yen)

		As of March 31, 2004	As of March 31, 2003
Policy Reserve (excluding contingency reserve)			
	Individual Insurance	2,535,028	2,472,474
	Individual Annuity	409,081	389,898
	Group Insurance	10,475	9,770
	Group Annuity	2,295,913	2,441,452
	Others	5,668	5,780
	Subtotal	5,256,168	5,319,376
Contingency Reserve		76,457	75,341
Total		5,332,626	5,394,718

(13) Policy Reserve Calculating Methods and Ratios

		As of March 31, 2004	As of March 31, 2003
Calculating Methods	Policies subject to Standard Policy Reserve Method	Standard Policy Reserve Method	Standard Policy Reserve Method
	Policies not subject to Standard Policy Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(14) Policy Reserve by Contract Year

(Millions of Yen, %)

Contract Year		Policy Reserve Amount	Assumed Investment Yield	Average Assumed Investment Yield
General Accout				
	- FY1980	26,815	4.00～5.00	4.42
	FY1981-FY1985	52,151	5.00～6.00	5.16
	FY1986-FY1990	578,958	5.50～6.00	5.55
	FY1991-FY1995	953,132	3.75～5.75	4.69
	FY1996-FY2000	865,724	1.75～2.75	2.41
	FY2001	165,288	1.50	1.51
	FY2002	184,605	1.00～1.50	1.46
	FY2003	91,217	1.00～1.50	1.26
	Total	2,917,894	-	3.71
Separate Account		26,215		
Total		2,944,110		

Notices:

1. Policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.

2. Assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(15) Other Reserves

(Millions of Yen)

		As of March 31, 2004		As of March 31, 2003	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for Possible Loan Losses					
	General Reserve	1,055	(2,080)	3,136	(2,894)
	Specific Reserve	2,665	(1,037)	3,703	(1,783)
	Specific Reserves for Loans to Refinancing Countries	-	-	-	-
Reserve for Employees' Retirement Benefits		65,426	1,613	63,812	2,377
Reserve for Directors' Retirement Benefits		1,531	1,531	-	-
Reserve for Losses on Sale of Loans		64	0	63	0
Allowance for Reserve for Policyholder Dividends		-	-	-	(30,662)
Reserve for Price Fluctuations		30,820	1,578	29,242	1,199

(16) Insurance premium

1) Payment Method

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Individual Insurance	608,593	641,681
[Single Premiums]	[39,560]	[70,173]
[Annual Payment]	[141,216]	[141,603]
[Semi-Annual Payment]	[1,255]	[1,318]
[Monthly Payment]	[426,561]	[428,586]
Individual Annuities	32,498	43,308
[Single Premiums]	[3,452]	[11,734]
[Annual Payment]	[4,799]	[9,017]
[Semi-Annual Payment]	[147]	[149]
[Monthly Payment]	[24,099]	[22,406]
Group Insurance	48,869	49,613
Group Annuities	234,605	251,116
Total	927,015	988,327

2) Year

(Millions of Yen, %)

		Year Ended March 31, 2004	Year Ended March 31, 2003
Individual Insurance and Annuities	First Year	109,061	147,890
	Second and Subsequent Year	532,030	537,099
	Sub Total	641,092	684,990
Group Insurance	First Year	609	1,657
	Second and Subsequent Year	48,259	47,956
	Sub Total	48,869	49,613
Group Annuities	First Year	608	2,013
	Second and Subsequent Year	233,996	249,103
	Sub Total	234,605	251,116
Total	First Year	110,375	151,714
	Second and Subsequent Year	816,639	836,612
	Total	927,015	988,327
	% Change	(6.2)	(6.6)

(17) Insurance Claims

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2004	Year Ended March 31, 2003
Death Benefits	151,601	12	26,353	-	-	231	178,199	175,660
Accidental Death Benefits	1,498	-	272	-	-	17	1,788	2,033
Disability Benefits	10,840	5	1,307	-	-	-	12,152	12,852
Maturity Benefits	73,645	-	-	48,540	76	-	122,263	104,654
Others	-	-	-	602	-	57	660	687
Total	237,585	18	27,934	49,143	76	306	315,064	295,889

(18) Annuity Payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2004	Year Ended March 31, 2003
72	6,800	83	19,463	121	-	26,541	27,104

(19) Insurance Benefits

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2004	Year Ended March 31, 2003
Death Benefits	116	1,550	3	-	-	-	1,670	1,207
Hospitalization Benefits	12,053	45	427	-	-	74	12,601	13,332
Operation Benefits	6,008	27	-	-	-	-	6,036	5,819
Injury Benefits	107	-	112	-	-	-	219	257
Survival Benefits	1,941	-	-	-	88	-	2,029	2,326
Others	71	813	38	194,830	1	13	195,768	231,371
Total	20,299	2,436	581	194,830	89	87	218,324	254,314

(20) Surrender Payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2004	Year Ended March 31, 2003
171,988	15,452	-	17,675	399	-	205,516	215,896

(21) Operating Expenses

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Sales Activity Related Expenses	31,863	32,669
In-house sales representative expenses	19,603	20,162
Sales agent expenses	11,605	11,831
Selection expenses	653	675
Sales Administrative Expenses	20,134	20,297
Administrative / operational expenses	18,813	18,668
Advertising expenses	1,320	1,629
General Administrative Expenses	56,700	56,244
Personnel expenses	17,806	17,804
Expenses for premium collection, computer systems, equipments, offices and others	36,997	35,929
[Donation / contribution and others]	[121]	[41]
Contribution to the Policyholder Protection Fund	834	833
Contribution to the Policyholder Protection Corporation	1,062	1,676
Total	108,698	109,212

Note: Selection expenses represent mainly expense for medical examinations at the time of contract.

2. Investment in General Account Assets in Fiscal 2003 (Non-Consolidated)

(1) Fiscal 2003 investment

a. Environment

In the fiscal year ended March 31, 2004, the Japanese economy recovered in the first half of the fiscal year, led by external demand, including higher exports to China and the United States. Capital investment also picked up against the backdrop of brisk external demand and improved corporate earnings. In the second half, a better employment environment supported a modest recovery in personal consumption. For the full fiscal year, economic recovery shifted from being driven by external demand to being driven by internal demand. Also, the pace of decline in commodity prices slowed, partly because of higher prices for internationally traded commodities.

Amid this environment, domestic stock prices rose sharply. The injection of public funds into the Resona Group in May 2003 helped alleviate concerns about the nation's financial system. This, coupled with a rebound in overseas stock markets, fueled a steep rise in Japanese stock prices. In August 2003, the Nikkei average recovered to the ¥10,000 level. Stock prices continued to climb in the second half of the fiscal year on expectations that corporate earnings would benefit from strong exports and restructuring. At fiscal year-end, the Nikkei average had risen past ¥11,000.

(Nikkei average: March 31, 2003: ¥7,972; March 31, 2004: ¥11,715)
(Topix: March 31, 2003: 788; March 31, 2004: 1,179)

Looking at long-term interest rates, as sentiment suggesting worldwide deflation, yields on 10-year Japanese government bonds temporarily dropped below 0.5% at the beginning of the fiscal year. However, weakness in the 20-year Japanese government bond auction in June 2003 led to higher yields, which reached 1.6% in early September 2003 against the backdrop of a rebound in business sentiment. Although yields subsequently trended in a narrow range around 1%, a rally in stock prices from February 2004 helped support a rise to 1.45% at the end of the fiscal year.

(10-year JGB yields: March 31, 2003: 0.70%; March 31, 2004: 1.45%)

In currency exchange markets, regarding the yen-US$ rate, concerns about the current-account deficit in the United States throughout the term put selling pressure on the dollar, which remained resistant to dollar-buying intervention by the Japanese central bank. By the end of the term, the yen had appreciated to ¥105 to the dollar from ¥120 to the dollar at the end of the previous fiscal year.

Meanwhile, looking at the yen-euro rate, in the first half of the term, the euro appreciated to the ¥140 level in May 2003, but it later weakened in conjunction with the yen's appreciation against the dollar. In the second half of the term, the euro's appreciation against the dollar supported another rise against the yen. However, the euro weakened against the yen toward the end of the fiscal year, finishing the term at about the same level as at the end of the previous fiscal year.

(Yen/dollar exchange rate: March 31, 2003: ¥120.20; March 31, 2004: ¥105.64)
(Yen/euro exchange rate: March 31, 2003: ¥129.85; March 31, 2004: ¥128.79)

b. Investment principles

To efficiently invest the insurance premiums it receives from customers, Daido Life emphasizes the investment principles of "investment to match the assumed yields, terms, and other characteristics of its insurance products" and "maintaining the soundness of assets."

To ensure that its investment operations are conducted in accordance with those principles, the Company undertakes rigorous risk management in each asset category and strategically allocates assets within tolerable risk with an eye to increasing investment yields.

c. Investment performance

As of March 31, 2004, general account assets amounted to ¥5,860.3 billion (¥5,840.1 billion), up ¥20.2 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

The Company proactively invested in currency-hedged foreign bonds. It also reduced its balance of stock index futures selling, which it had conducted for hedging purposes, and invested in investment trusts and monetary trusts, thereby effectively increasing its exposure of domestic stocks. The Company also sold a portion of its bond holdings and bond futures as well as conducted interest rate swap transactions as a countermeasure against the risk of a drain on its capital due to increased interest rates.

At the end of the fiscal year ended March 31, 2004, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 42.5% (52.0%); domestic stocks, 5.8% (3.5%); foreign securities, 10.5% (6.0%); and loans, 19.1% (20.2%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥129.1 billion (¥133.1 billion). Gains on sales of securities totaled ¥32.4 billion (¥32.6 billion), while losses on sales of securities were ¥10.0 billion (¥19.6 billion). Net gains from monetary trusts were ¥7.0 billion (Net losses ¥11.7 billion). Net losses from derivatives were ¥21.5 billion (Net gains ¥21.7 billion), net foreign exchange losses were ¥5.2 billion (¥1.4 billion), and devaluation losses on securities were ¥0.3 billion (¥58.7 billion).

(2) Asset Composition

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	354,641	6.1%	390,043	6.7%
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	72,998	1.2	40,897	0.7
Securities under proprietary accounts	-	-	-	-
Monetary trusts	248,920	4.2	150,393	2.6
Securities	3,821,523	65.2	3,786,043	64.8
Domestic bonds	2,490,882	42.5	3,035,369	52.0
Domestic stocks	339,138	5.8	201,720	3.5
Foreign securities	614,763	10.5	352,167	6.0
Foreign bonds	436,977	7.5	211,429	3.6
Foreign stocks and other securities	177,786	3.0	140,738	2.4
Other securities	376,739	6.4	196,786	3.4
Loans	1,122,136	19.1	1,181,658	20.2
Policy loans	79,886	1.4	78,248	1.3
Commercial loans	1,042,249	17.8	1,103,410	18.9
Property and equipment	156,115	2.7	174,607	3.0
Deferred tax assets	16,790	0.3	60,721	1.0
Other assets	70,919	1.2	62,595	1.1
Reserve for possible loan losses	(3,721)	(0.1)	(6,839)	(0.1)
Total assets	5,860,325	100.0	5,840,121	100.0
Foreign currency denominated assets	431,280	7.4	192,672	3.3

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
	Amount	Amount
Cash and deposits, call loans	(35,401)	59,867
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	32,100	(1,497)
Securities under proprietary accounts	-	-
Monetary trusts	98,526	55,197
Securities	35,479	(46,786)
Domestic bonds	(544,486)	83,596
Domestic stocks	137,418	(95,180)
Foreign securities	262,596	(109,710)
Foreign bonds	225,548	(107,343)
Foreign stocks and other securities	37,047	(2,367)
Other securities	179,952	74,508
Loans	(59,522)	24,383
Policy loans	1,638	10,931
Commercial loans	(61,161)	13,452
Property and equipment	(18,492)	(4,655)
Deferred tax assets	(43,930)	(8,288)
Other assets	8,324	2,928
Reserve for possible loan losses	3,118	4,678
Total assets	20,204	85,827
Foreign currency denominated assets	238,608	(113,237)

(4) Investment Yield

a. Investment yield / *b. Average daily balance*

	a. Investment yield (%) Year Ended March 31, 2004	a. Investment yield (%) Year Ended March 31, 2003	b. Average daily balance (Millions of Yen) Year Ended March 31, 2004	b. Average daily balance (Millions of Yen) Year Ended March 31, 2003
Cash and deposits, call loans	0.01	0.02	338,254	301,132
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	0.05	0.10	41,469	18,219
Securities under proprietary accounts	-	-	-	-
Monetary trusts	3.78	(17.0)	183,954	123,534
Domestic bonds	2.99	2.51	2,581,345	2,868,241
Domestic stocks	(7.8)	(5.7)	201,366	267,360
Foreign securities	3.24	5.44	653,611	461,089
Loans	1.98	2.17	1,159,406	1,155,214
Commercial loans	1.77	1.98	1,080,592	1,082,958
Property and equipment	0.79	1.21	170,108	178,589
Total general accounts	2.11	1.47	5,742,717	5,719,932
Other than stocks	2.47	1.82	5,541,351	5,452,571
Foreign investments	2.58	1.96	825,582	604,696

Notes:

1. Investment yields stated above represent the results calculated by dividing the net investment gain/loss included in ordinary revenue/expenses by the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(5) Investment Income / Gains

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Interests, dividends and income from real estate for rent	129,178	133,150
Interest income from deposits	3,294	1,646
Interest income and dividends from securities	94,750	98,596
Interest income from loans	24,480	25,711
Income from real estate for rent	6,466	7,090
Other income from interest and dividends	186	104
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	7,040	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	32,418	32,676
Gains on sale of domestic bonds	16,194	5,625
Gains on sale of domestic stocks	6,424	5,027
Gains on sale of foreign securities	9,798	22,023
Other	-	-
Gains on redemption of securities	-	-
Gains from derivatives, net	-	21,111
Foreign exchange gains, net	-	-
Other investment income	2,513	2,961
Total	171,150	189,901

(6) Investment Expenses / Losses

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Interest expense	26	37
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	11,748
Losses on investments in trading securities, net	2,059	3,018
Losses on sale of securities	10,068	19,657
Losses on sale of domestic bonds	854	890
Losses on sale of domestic stocks	1,781	13,884
Losses on sale of foreign securities	7,432	4,883
Other	-	-
Devaluation losses on securities	331	58,713
Devaluation losses on domestic bonds	-	174
Devaluation losses on domestic stocks	192	50,532
Devaluation losses on foreign securities	40	8,006
Other	97	
Amortization of securities	-	-
Losses from derivatives, net	21,565	-
Foreign exchange losses, net	5,289	1,462
Provision for reserve for possible loan losses	-	-
Provision of specific reserve	-	-
Provision of general reserve	-	-
Write-off of loans	1,590	69
Depreciation of real estate for rent	3,044	3,069
Other investment expenses	5,912	8,034
Total	49,887	105,813

(7) Net investment gains / losses

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Net investment gains/losses	121,262	84,087

(8) Securities

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Government bonds	261,423	6.8%	529,059	14.0%
Municipal bonds	1,081,467	28.3	1,286,461	34.0
Corporate bonds	1,147,991	30.0	1,219,848	32.2
Public corporation bonds	498,418	13.0	535,614	14.1
Domestic stocks	339,138	8.9	201,720	5.3
Foreign securities	614,763	16.1	352,167	9.3
Foreign bonds	436,977	11.4	211,429	5.6
Foreign stocks and other securities	177,786	4.7	140,738	3.7
Other securities	376,739	9.9	196,786	5.2
Total	3,821,523	100.0	3,786,043	100.0
Subordinated debentures	46,539	1.2	48,460	1.3

Securities by holding purposes categories

(Millions of Yen)

	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
As of March 31, 2004					
Government bonds	-	105,773	155,650	-	261,423
Municipal bonds	-	597,963	483,503	-	1,081,467
Corporate bonds	-	790,214	357,777	-	1,147,991
Public corporation bonds	-	383,457	114,960	-	498,418
Domestic stocks	-	-	320,115	19,023	339,138
Foreign securities	65,438	69,431	479,893	-	614,763
Foreign bonds	-	69,431	367,545	-	436,977
Foreign stocks and other securities	65,438	-	112,347	-	177,786
Other securities	-	-	376,739	-	376,739
Total	65,438	1,563,382	2,173,679	19,023	3,821,523

	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
As of March 31, 2003					
Government bonds	-	108,877	420,182	-	529,059
Municipal bonds	-	669,306	617,154	-	1,286,461
Corporate bonds	-	709,872	509,975	-	1,219,848
Public corporation bonds	-	328,938	206,676	-	535,614
Domestic stocks	-	-	182,831	18,888	201,720
Foreign securities	35,891	50,405	265,870	-	352,167
Foreign bonds	-	50,405	161,023	-	211,429
Foreign stocks and other securities	35,891	-	104,846	-	140,738
Other securities	-	-	196,786	-	196,786
Total	35,891	1,538,461	2,192,802	18,888	3,786,043

(9) Securities by Contractual Maturity Dates

(Millions of Yen)

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
As of March 31, 2004							
Government bonds	67,043	79,914	36,080	20,180	43,004	15,200	261,423
Municipal bonds	203,088	214,908	301,028	275,487	78,463	8,491	1,081,467
Corporate bonds	159,423	157,993	240,126	257,517	86,711	246,218	1,147,991
Domestic stocks						339,138	339,138
Foreign securities	12,026	96,394	108,939	98,078	81,831	217,494	614,763
Foreign bonds	11,938	95,736	108,107	88,888	70,023	62,283	436,977
Foreign stocks and other securities	87	658	831	9,189	11,807	155,210	177,786
Other securities	34	13,475	3,589	4,497	3,228	351,914	376,739
Total	441,617	562,686	689,762	655,760	293,239	1,178,457	3,821,523

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
As of March 31, 2003							
Government bonds	169,871	93,677	86,939	57,860	116,582	4,127	529,059
Municipal bonds	134,842	325,129	232,714	326,115	263,971	3,687	1,286,461
Corporate bonds	81,227	268,188	174,344	233,164	297,094	165,828	1,219,848
Domestic stocks						201,720	201,720
Foreign securities	6,044	34,530	34,317	57,950	71,562	147,762	352,167
Foreign bonds	6,044	34,317	32,680	52,911	62,209	23,265	211,429
Foreign stocks and other securities	-	212	1,636	5,039	9,352	124,497	140,738
Other securities	-	12,806	2,793	3,487	3,106	174,593	196,786
Total	391,987	734,332	531,108	678,578	752,317	697,720	3,786,043

* Includes securities with maturity dates unfixed.

(10) Stock holdings by industry

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry	754	0.2	662	0.3
Mining	14	0.0	14	0.0
Construction	15,132	4.5	8,827	4.4
Manufacturing industries				
Food products	5,929	1.7	5,384	2.7
Textiles and clothing	3,271	1.0	1,601	0.8
Pulp and paper	711	0.2	435	0.2
Chemicals	22,834	6.7	6,080	3.0
Medicals	33,257	9.8	13,526	6.7
Oil and coal products	-	-	255	0.1
Rubber products	6,636	2.0	5,431	2.7
Glass and stone products	413	0.1	300	0.1
Steel	1,115	0.3	887	0.4
Non-steel metals	-	-	-	-
Metal products	399	0.1	312	0.2
Machinery	21,631	6.4	15,152	7.5
Electric appliances	6,478	1.9	3,691	1.8
Transportation vehicles	901	0.3	441	0.2
Precision machinery	5,221	1.5	12,611	6.3
Others	1,716	0.5	2,947	1.5
Electric and gas utilities	15,047	4.4	13,756	6.8
Transportation/ Information and telecomunications				
Ground transportation	8,097	2.4	7,462	3.7
Water transportation	8	0.0	8	0.0
Air transportation	-	-	-	-
Warehouses / transportation	153	0.0	91	0.0
Information and telecomunications	11,277	3.3	0	0.0
Commerce				
Wholesalers	7,143	2.1	4,368	2.2
Retailers	6,382	1.9	4,220	2.1
Financial services / insurance				
Banking	99,889	29.5	38,184	18.9
Securities and commodity futures trading	31,633	9.3	16,162	8.0
Insurance	19,902	5.9	20,734	10.3
Other financial services	6,014	1.8	4,915	2.4
Real estate	1,908	0.6	1,120	0.6
Service companies	5,262	1.6	12,128	6.0
Total	339,138	100.0	201,720	100.0

Notes:

1. Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

2. The figure of "Information / telecommunications" as of March 31, 2003 represents the figure of "Telecommunications".

(11) Municipal Bonds by Region

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003
Hokkaido	27,315	31,605
Tohoku	161,982	178,305
Kanto	208,589	258,268
Chubu	201,711	235,098
Kinki	146,940	193,625
Chugoku	105,091	116,413
Shikoku	93,085	101,967
Kyushu	136,752	171,176
Total	1,081,467	1,286,461

(12) Loans

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003
Policy loans	79,886	78,248
Policyholder loans	78,184	76,589
Premium loans	1,702	1,658
Commercial loans	1,042,249	1,103,410
[Loans to non-residents]	[16,199]	[18,525]
Loans to corporations	754,361	778,871
[Loans to domestic corporations]	[749,247]	[774,031]
Loans to Japanese government, government-related organizations and international organizations	18,293	27,729
Loans to Japanese local governments and public entities	8,547	17,303
Mortgage loans	24,297	28,118
Consumer loans	172,208	180,206
Others	64,541	71,180
Total Loans	1,122,136	1,181,658

(13) Loans by Contractual Maturity Dates

(Millions of Yen)

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years	Total
As of March 31, 2004							
Floating-rate loans	15,236	42,918	28,834	13,717	22,345	35,840	158,892
Fixed-rate loans	160,901	275,946	178,560	104,084	147,438	16,424	883,356
Total	176,137	318,864	207,394	117,802	169,784	52,265	1,042,249
As of March 31, 2003							
Floating-rate loans	19,561	27,656	43,049	13,348	24,538	38,511	166,665
Fixed-rate loans	174,508	289,361	177,277	86,229	189,581	19,785	936,744
Total	194,069	317,017	220,327	99,578	214,120	58,297	1,103,410

(14) Loans to do Domestic Companies by Company Size

(Millions of Yen, %)

		As of March 31, 2004		As of March 31, 2003	
			Percentage		Percentage
Large corporations	Number of debtors	153	48.4%	165	46.7%
	Amount of loans	676,351	90.3	703,733	90.9
Medium-sized corporations	Number of debtors	3	0.9	4	1.1
	Amount of loans	7,981	1.1	10,197	1.3
Small corporations	Number of debtors	160	50.6	184	52.1
	Amount of loans	64,914	8.7	60,100	7.8
Total	Number of debtors	316	100.0	353	100.0
	Amount of loans	749,247	100.0	774,031	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(15) Loans by Region

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Hokkaido	7,205	0.9%	7,555	0.9%
Tohoku	8,319	1.1	9,256	1.1
Kanto	476,650	61.4	487,568	59.5
Chubu	77,968	10.0	75,782	9.2
Kinki	192,011	24.7	224,647	27.4
Chugoku	2,655	0.3	2,674	0.3
Shikoku	1,577	0.2	1,552	0.2
Kyushu	10,209	1.3	10,935	1.3
Total	776,597	100.0	819,972	100.0

Notes:

1. The above figures do not include loans to individuals, non-residents, policy loans, etc.

2. Geographic areas are classified by the places where debtors' head offices are.

(16) Loans by Industry

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries	108,468	10.4%	121,550	11.0%
Food products	8,260	0.8	8,556	0.8
Textiles and clothing	5,539	0.5	7,724	0.7
Timber and wood products	428	0.0	726	0.1
Pulp and paper	550	0.1	550	0.0
Printing	-	-	8	0.0
Chemicals	12,902	1.2	13,624	1.2
Oil and coal	3,077	0.3	3,260	0.3
Ceramic and stone products	700	0.1	700	0.1
Steel	26,483	2.5	30,546	2.8
Non-steel metals	3,000	0.3	3,110	0.3
Metal products	764	0.1	1,639	0.1
Machinery	7,451	0.7	7,045	0.6
Electric appliances	26,825	2.6	29,385	2.7
Transportation vehicles	-	-	2,100	0.2
Precision machinery	2,815	0.3	3,021	0.3
Others	9,672	0.9	9,551	0.9
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	-	-	8	0.0
Mining	-	-	-	-
Construction	4,250	0.4	4,636	0.4
Utilities	84,742	8.1	86,476	7.8
Information and Telecommunications	6,899	0.7	11,242	1.0
Transportation	46,548	4.5	41,566	3.8
Wholesalers	84,181	8.1	95,567	8.7
Retailers	10,864	1.0	11,232	1.0
Financial services/insurance	307,436	29.5	318,507	28.9
Real estate	58,052	5.6	52,644	4.8
Service companies	63,822	6.1	75,703	6.9
Local governments	643	0.1	794	0.1
Mortgage and consumer, etc.	249,462	23.9	264,954	24.0
Others	678	0.1	-	-
Total	1,026,049	98.4	1,084,884	98.3
Foreign Loans				
Governments, etc.	11,085	1.1	13,685	1.2
Financial institutions	2,633	0.3	2,840	0.3
Commerce and industry companies	2,480	0.2	2,000	0.2
Other	-	-	-	-
Total	16,199	1.6	18,525	1.7
Total	1,042,249	100.0	1,103,410	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(17) Loans by Collateral Type

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Collateral	20,787	2.0%	29,328	2.7%
Stocks and other securities	10,341	1.0	13,530	1.2
Real and personal estate	10,445	1.0	15,798	1.4
Loans collateralized with receivables	-	-	-	-
Guarantees	33,521	3.2	33,458	3.0
Unsecured	738,488	70.9	775,710	70.3
Others	249,452	23.9	264,912	24.0
Total Loans	1,042,249	100.0	1,103,410	100.0
Subordinated loans	156,478	15.0	156,664	14.2

(18) Foreign Investments

1) Investments by asset category

a. Denominated in foreign currency (yen amount not fixed) (Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Foreign bonds	300,590	37.1%	91,281	18.8%
Foreign stocks	2,649	0.3	1,913	0.4
Non yen-denominated cash, cash equivalents and other assets	128,040	15.8	99,477	20.5
Total	431,280	53.3	192,672	39.7

b. Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	4,223	0.9%
Non yen-denominated cash, cash equivalents and other assets	100,924	12.5	44,481	9.2
Total	100,924	12.5	48,705	10.0

c. Denominated in yen (Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	16,199	2.0%	18,525	3.8%
Foreign stocks	60,000	7.4	60,000	12.4
Foreign bonds	136,386	16.9	120,147	24.8
Other foreign securities	20,514	2.5	16,991	3.5
Other	44,054	5.4	27,910	5.8
Total	277,154	34.2	243,576	50.2

d. Total (Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Total foreign investments	809,359	100.0%	484,953	100.0%

2) Foreign currency denominated assets by currency

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
U.S. dollar	208,389	48.3%	67,416	35.0%
Euro	188,434	43.7	109,655	56.9
British pound	22,360	5.2	10,437	5.4
Canadian dollar	9,759	2.3	3,573	1.9
Swiss franc	783	0.2	1,087	0.6
Australian dollar	679	0.2	500	0.3
Swedish krone	560	0.1	0	0.0
Norwegian krone	208	0.0	0	0.0
Denmark krone	104	0.0	0	0.0
Hong Kong dollar	0	0.0	0	0.0
Singapore dollar	0	0.0	0	0.0
Total	431,280	100.0	192,672	100.0

3) Investments by region

(Millions of Yen)

	As of March 31, 2004							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	154,566	25.1%	121,658	27.8%	32,908	18.5%	5,000	30.9%
Europe	217,522	35.4	212,737	48.7	4,785	2.7	3,500	21.6
Oceania	5,581	0.9	5,581	1.3	-	-	-	-
Asia	-	-	-	-	-	-	200	1.2
Latin America	219,971	35.8	79,879	18.3	140,092	78.8	3,114	19.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	17,121	2.8	17,121	3.9	-	-	4,385	27.1
Total	614,763	100.0	436,977	100.0	177,786	100.0	16,199	100.0

	As of March 31, 2003							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	90,317	25.6%	60,064	28.4%	30,253	21.5%	6,500	35.1%
Europe	76,641	21.8	72,602	34.3	4,038	2.9	3,500	18.9
Oceania	5,651	1.6	5,651	2.7	-	-	-	-
Asia	-	-	-	-	-	-	200	1.1
Latin America	176,135	50.0	69,688	33.0	106,446	75.6	2,840	15.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,421	1.0	3,421	1.6	-	-	5,485	29.6
Total	352,167	100.0	211,429	100.0	140,738	100.0	18,525	100.0

(19) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	87,936	3,414	68,794	(8,039)
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks, etc.	65,438	(6,013)	35,891	(4,065)
Monetary trusts	22,498	9,428	32,903	(3,973)

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of Yen)

	As of March 31, 2004				
	Cost/ Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic securities	1,493,950	1,542,576	48,625	55,826	7,201
Foreign securities	69,431	71,421	1,989	2,148	158
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,048,706	2,253,587	204,880	216,288	11,407
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	396,348	402,474	6,125	13,073	6,947
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,612,089	3,867,584	255,495	274,262	18,767
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	465,780	473,895	8,114	15,221	7,106
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 195 million yen as of March 31, 2004.

b. Securities without market value (Carrying value)

(Millions of Yen)

	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	94,145
Unlisted domestic stocks (excluding over-the-counter stocks)	10,046
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	24,099
Total	113,169

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of Yen)

	As of March 31, 2003				
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign bonds	50,405	52,340	1,935	2,168	233
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for -sale securities	2,157,307	2,231,216	73,908	99,798	25,890
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	189,955	193,012	3,057	6,429	3,371
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Other securities	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,695,769	3,873,702	177,932	204,251	26,318
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	240,360	245,353	4,992	8,597	3,605
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Other securities	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 54 million yen as of March 31, 2003.

b. Securities without market value (Carrying value)

(Millions of Yen)

	As of March 31, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	18,888
Available-for-sale securities	87,576
Unlisted domestic stocks (excluding over-the-counter stocks)	10,591
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	16,985
Total	106,465

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table b. and foreign exchange and other gains (losses) for a.

(Millions of Yen)

	As of March 31, 2004				
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic bonds	1,493,950	1,542,576	48,625	55,826	7,201
Foreign bonds	69,431	71,421	1,989	2,148	158
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	19,023	19,023	-	-	-
Available -for-sale securities	2,142,852	2,348,291	205,438	217,421	11,982
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	189,468	320,115	130,646	131,525	879
Foreign securities	473,549	479,893	6,344	13,832	7,488
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,725,258	3,981,312	256,053	275,396	19,343
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	208,491	339,138	130,646	131,525	879
Foreign securities	542,981	551,314	8,333	15,980	7,646
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

(Millions of Yen)

	As of March 31, 2003				
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign Bonds	50,405	52,340	1,935	2,168	233
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	18,888	18,888	-	-	-
Available -for-sale securities	2,244,884	2,319,354	74,470	100,434	25,963
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	179,192	182,831	3,639	14,198	10,559
Foreign securities	262,495	265,870	3,374	6,802	3,428
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Other securities	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,802,234	3,980,729	178,494	204,886	26,392
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	198,080	201,720	3,639	14,198	10,559
Foreign securities	312,901	318,211	5,309	8,971	3,662
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Other securities	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

3) Fair value information on monetary trusts

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts	248,920	248,920	-	-	-

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts	150,393	150,393	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Carrying Value	Net Valuation Gains(Losses)	Carrying Value	Net Valuation Gains(Losses)
Monetary trusts for investment	23,122	9,428	35,175	(3,973)
Investment type focused on domestic stocks	23,122	9,428	35,175	(3,973)

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	217,844	225,797	7,952	9,708	1,755
Investment type focused on domestic bonds	10,823	10,969	145	200	54
Investment type focused on domestic stocks	42,436	49,354	6,917	7,368	450
Investment type focused on foreign securities	26,297	27,129	831	2,079	1,247
Balance-typed	2,986	3,043	57	60	2
Investment type focused on collateral short-term money trust	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	-	-	-
Total	217,844	225,797	7,952	9,708	1,755

	As of March 31, 2003				
	Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	119,339	115,217	(4,121)	1,097	5,219
Investment type focused on domestic bonds	10,661	11,086	425	443	18
Investment type focused on domestic stocks	10,656	10,231	(425)	230	655
Investment type focused on foreign securities	42,721	38,599	(4,121)	424	4,545
Balance-typed	-	-	-	-	-
Investment type focused on collateral short-term money trust	55,000	55,000	-	-	-
Jointly operated and designated monetary trusts	300	300	-	-	-
Total	119,339	115,217	(4,121)	1,097	5,219

Notes:

1. Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

2. Net Unrealized Gains (Losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each fiscal year. These gains/ losses on derivative transactions are recorded in the income statements.

c. Fair value information for securities within monetary trusts in the previous a and b.

- Monetary trusts within trading securities

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Carrying Value	Net Valuation Gains (Losses)	Carrying Value	Net Valuation Gains (Losses)
Trading securities	22,498	9,428	32,903	(3,973)
Domestic stocks	22,498	9,428	32,903	(3,973)

- **Monetary trusts within held-to-maturity securities, policy reserve matching securities and available-for-sale securities**

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching securities	-	-	-	-	-
Available-for-sale securities	73,864	81,613	7,748	9,458	1,710
Domestic bonds	10,731	10,877	145	200	54
Domestic stocks	36,797	43,520	6,722	7,128	406
Other securities	447	498	50	50	-
Foreign bonds	130	128	(2)	-	2
Foreign securities	25,758	26,589	831	2,079	1,247
Total	73,864	81,613	7,748	9,458	1,710

	As of March 31, 2003				
	Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching securities	-	-	-	-	-
Available-for-sale securities	56,785	52,655	(4,130)	1,088	5,219
Domestic bonds	10,578	11,003	425	443	18
Domestic stocks	7,734	7,299	(434)	220	655
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	38,473	34,351	(4,121)	424	4,545
Total	56,785	52,655	(4,130)	1,088	5,219

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	88,029	76,036	(11,993)	23,283	35,276
Leasehold	913	664	(249)	343	592
Total	88,943	76,700	(12,242)	23,627	35,869

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	97,711	85,250	(12,461)	28,216	40,677
Leasehold	1,038	673	(365)	335	700
Total	98,749	85,923	(12,826)	28,552	41,378

Note: Fair value as of March 31, 2004 is basically calculated based on the appraisal price. Less important property as of March 31, 2004 and fair value as of March 31, 2003 is calculated based on the posted price.

5) Fair value information on derivative transactions

1) Gains (losses) on derivatives with and without hedge accounting (Millions of Yen)

		Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
As of Mar. 31, 2004	Hedge accounting applied	1,052	10,866	-	-	-	11,918
	Hedge accounting not applied	(371)	1,803	(1,056)	332	-	707
	Total	680	12,669	(1,056)	332	-	12,626
As of Mar. 31, 2003	Hedge accounting applied	-	-	-	-	-	-
	Hedge accounting not applied	(1,354)	(614)	(853)	-	-	(2,822)
	Total	(1,354)	(614)	(853)	-	-	(2,822)

Notes:

1. Gains (losses) on derivatives not applied to hedge accounting (currency-related transactions as of March 31, 2004: 10,866 million yen) are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

2) Interest-related transactions (Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	167,582	144,982	680	680	61,800	29,200	(1,354)	(1,354)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				680				(1,354)

*Interest rate swaps by contractual maturity dates: (Millions of Yen, %)

	As of March 31, 2004				As of March 31, 2003			
	Total	One year or shorter	One year to three years	Over three years	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts fixed, payments floating:								
Notional amount	167,582	22,600	5,200	139,782	61,800	32,600	25,200	4,000
Average fixed rate (receipt)	0.21	1.21	0.06	0.06	0.76	0.87	0.74	0.07
Average fixed rate (payment)	1.12	2.28	1.97	0.90	2.20	2.19	2.24	1.97

3) Currency-related transactions

(Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	283,430	-	270,761	12,669	70,271	-	70,885	(613)
U.S. dollar	106,425	-	103,445	2,980	42,279	-	42,344	(64)
Euro	157,126	-	148,605	8,521	22,087	-	22,589	(502)
British pound	19,877	-	18,711	1,166	5,904	-	5,950	(46)
Canadian dollar	-	-	-	-	-	-	-	-
Bought:	229	-	229	0	204	-	204	(0)
U.S. dollar	218	-	219	0	204	-	204	(0)
Euro	10	-	10	0	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				12,669				(614)

Notes:

1. Forward exchange rates are used as the year-end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

4) Stock-related transactions

(Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	22,991	-	24,179	(1,188)	82,825	-	83,679	(853)
Bought	14,989	-	15,121	131	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(1,056)				(853)

5) Bond-related transactions

(Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Bond futures contracts:								
Sold	42,285	-	41,952	332	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				332				-

6) Others

The Company held no other derivative instruments as of March 31, 2004 and 2003.

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of separate account assets

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003
	Amount	Amount
Individual variable insurance	25,542	24,206
Individual variable annuities	14,714	13,306
Group annuities	126,254	137,540
Total	166,511	175,054

(2) Status of individual variable insurance (separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Number	Amount	Number	Amount
Variable insurance (term life)	409	1,475	431	1,544
Variable insurance (whole life)	9,794	78,544	10,233	83,466
Total	10,203	80,020	10,664	85,011

b. Asset composition

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1,017	4.0	1,308	5.4
Securities	23,665	92.7	21,503	88.8
Domestic bonds	7,331	28.7	7,133	29.5
Domestic stocks	10,559	41.3	8,140	33.6
Foreign securities	5,774	22.6	6,229	25.7
Foreign bonds	2,625	10.3	3,098	12.8
Foreign stocks and other securities	3,149	12.3	3,130	12.9
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	859	3.4	1,395	5.8
Reserve for possible loan losses	-	-	-	-
Total assets	25,542	100.0	24,206	100.0

c. Net investment gains / losses

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2004
	Amount	Amount
Interests, dividends and income from real estate for rent	459	541
Gains on sale of securities	744	530
Gains on redemption of securities	-	-
Valuation gains on securities	4,410	-
Foreign exchange gains, net	-	3
Gains from derivatives, net	-	-
Other investment income	0	0
Losses on sale of securities	1,905	2,100
Amortization of securities	-	-
Devaluation losses on securities	-	2,508
Foreign exchange losses, net	3	-
Losses from derivatives, net	-	-
Other investment expenses	1	0
Net investment gains/losses	3,706	(3,532)

d. Fair value information on securities

Valuation gains (losses) on trading securities

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	23,665	4,410	21,503	(2,508)
Domestic bonds	7,331	(161)	7,133	94
Domestic stocks	10,559	4,272	8,140	(1,571)
Foreign bonds	2,625	(307)	3,098	34
Foreign stocks, etc.	3,149	607	3,130	(1,066)
Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2003 and 2004.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2003 and 2004.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2003 and 2004.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2003 and 2004.

(e) Others

The Company held no other derivative instruments as of March 31, 2003 and 2004.

(3) Status of individual variable annuities (separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	227	1,068	229	1,018
Variable annuities (guranteed investment type)	178	546	164	486
Total	405	1,615	393	1,504

b. Asset composition

(Millions of Yen, %)

	As of March 31, 2004					
	Emphasis on stable return		Emphasis on high return		Guaranteed investment type	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	612	12.3	386	8.6	486	9.2
Securities	4,343	87.4	4,066	90.9	4,760	90.3
Domestic bonds	3,194	64.3	881	19.7	2,514	47.7
Domestic stocks	632	12.7	2,198	49.1	1,515	28.8
Foreign securities	516	10.4	986	22.0	730	13.9
Foreign bonds	259	5.2	396	8.9	499	9.5
Foreign stocks and other securities	256	5.2	590	13.2	231	4.4
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	15	0.3	20	0.5	22	0.4
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,971	100.0	4,473	100.0	5,270	100.0

	As of March 31, 2003					
	Emphasis on stable return		Emphasis on high return		Guaranteed investment type	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	469	9.7	242	6.5	282	5.9
Securities	4,321	89.8	3,456	92.8	4,457	93.5
Domestic bonds	3,173	65.9	835	22.4	2,470	51.8
Domestic stocks	507	10.6	1,608	43.2	1,167	24.5
Foreign securities	641	13.3	1,012	27.2	819	17.2
Foreign bonds	417	8.7	498	13.4	617	13.0
Foreign stocks and other securities	223	4.6	514	13.8	201	4.2
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	23	0.5	25	0.7	28	0.6
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,814	100.0	3,724	100.0	4,768	100.0

c. Net investment gains / losses

	Year Ended March 31, 2004			Year Ended March 31, 2003		
	Emphasis on stable return	Emphasis on high return	Guaranteed investment	Emphasis on stable return	Emphasis on high return	Guaranteed investment
Interests, dividends and income from real estate for rent	97	72	97	116	83	118
Gains on sale of securities	73	118	110	60	65	69
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	184	827	478	-	-	-
Foreign exchange gains, net	-	-	-	0	0	0
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	0	0	0
Losses on sale of securities	188	274	223	113	290	191
Amortization of securities	-	-	-	-	-	-
Devaluation losses on securities	-	-	-	139	539	270
Foreign exchange losses, net	0	0	0	-	-	-
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment gains/losses	166	743	461	(76)	(681)	(273)

Note: Net investment gains/losses stated above are recorded in lump sum as an item of "gains (losses) from separate accounts, net" in the income statement.

d. Fair value information on securities

Valuation gains (losses) on trading securities

- Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of Yen)

		As of March 31, 2004		As of March 31, 2003	
		Current Fair Value and Carrying Value	Valuation Gains(Losses)	Current Fair Value and Carrying Value	Valuation Gains(Losses)
Trading securities		4,343	184	4,321	(139)
	Domestic bonds	3,194	(61)	3,173	44
	Domestic stocks	632	234	507	(122)
	Foreign bonds	259	(33)	417	23
	Foreign stocks, etc.	256	44	223	(85)
	Monetary trusts	-	-	-	-

- Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of Yen)

		As of March 31, 2004		As of March 31, 2003	
		Current Fair Value and Carrying Value	Valuation Gains(Losses)	Current Fair Value and Carrying Value	Valuation Gains(Losses)
Trading securities		4,066	827	3,456	(539)
	Domestic bonds	881	(19)	835	12
	Domestic stocks	2,198	776	1,608	(371)
	Foreign bonds	396	(33)	498	18
	Foreign stocks, etc.	590	103	514	(198)
	Monetary trusts	-	-	-	-

- Individual variable annuities (Guaranteed investment type) (Millions of Yen)

		As of March 31, 2004		As of March 31, 2003	
		Current Fair Value and Carrying Value	Valuation Gains(Losses)	Current Fair Value and Carrying Value	Valuation Gains(Losses)
Trading securities		4,760	478	4,457	(270)
	Domestic bonds	2,514	(55)	2,470	39
	Domestic stocks	1,515	546	1,167	(265)
	Foreign bonds	499	(52)	617	31
	Foreign stocks, etc.	231	39	201	(76)
	Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions
The Company held no interest-related derivative instruments as of March 31, 2003 and 2004.

(b) Currency-related transactions
The Company held no currency-related derivative instruments as of March 31, 2003 and 2004.

(c) Stock-related transactions
The Company held no stock-related derivative instruments as of March 31, 2003 and 2004.

(d) Bond-related transactions
The Company held no bond-related derivative instruments as of March 31, 2003 and 2004.

(e) Others
The Company held no other derivative instruments as of March 31, 2003 and 2004.

4. Company Total of General Account Assets and Separate Account Assets (Non-Consolidated)

(1) Asset Composition (As of March 31, 2004) (Millions of Yen)

	General Account	Separate Account	Total
Cash and deposits, call loans	354,641	2,509	357,151
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	72,998	-	72,998
Securities under proprietary accounts	-	-	-
Monetary trusts	248,920	-	248,920
Securities	3,821,523	152,138	3,973,661
Domestic bonds	2,490,882	57,607	2,548,490
Domestic stocks	339,138	56,941	396,079
Foreign securities	614,763	37,589	652,352
Foreign bonds	436,977	16,397	453,374
Foreign stocks and other securities	177,786	21,191	198,977
Other securities	376,739	-	376,739
Loans	1,122,136	-	1,122,136
Property and equipment	156,115	-	156,115
Deferred tax asset	16,790	-	16,790
Other assets	70,919	2,945	73,865
Reserve for possible loan losses	(3,721)	-	(3,721)
Total assets	5,860,325	157,593	6,017,918
Foreign currency denominated assets	431,280	37,963	469,244

Note: The figure of other assets of separate accounts dose not include the amount of due from general accounts. Other assets and total assets including due from general accounts are 11,864 million yen and 166,511 million yen, respectively.

(2) Fair value information on securities and others (Company total)

a. Valuation gains (losses) on trading securities

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains(Losses)	Current Fair Value and Carrying Value	Valuation Gains(Losses)
Trading securities	240,074	30,061	232,421	(29,419)
Domestic bonds	57,607	(1,156)	63,323	1,055
Domestic stocks	56,941	24,293	55,071	(12,266)
Foreign bonds	16,397	(1,825)	20,012	16
Foreign stocks, etc.	86,630	(678)	61,110	(14,252)
Monetary trusts	22,498	9,428	32,903	(3,973)

b. Fair value information on securities (except trading securities)

b-1. Securities with market value

(Millions of Yen)

	As of March 31, 2004				
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic bonds	1,493,950	1,542,576	48,625	55,826	7,201
Foreign bonds	69,431	71,421	1,989	2,148	158
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,048,706	2,253,587	204,880	216,288	11,407
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	396,348	402,474	6,125	13,073	6,947
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,612,089	3,867,584	255,495	274,262	18,767
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	465,780	473,895	8,114	15,221	7,106
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 195 million yen as of March 31, 2004.

b-2. Securities without market value (Carrying value)

(Millions of Yen)

	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	94,145
Unlisted domestic stocks (excluding over-the-counter stocks)	10,046
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	24,099
Total	113,169

Note: Securities included in jointly operated designated monetary trusts are not included herein.

b-1. Securities with market value

(Millions of Yen)

	As of March 31, 2003				
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign bonds	50,405	52,340	1,935	2,168	233
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available -for-sale securities	2,157,307	2,231,216	73,908	99,798	25,890
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	189,955	193,012	3,057	6,429	3,371
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Other securities	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,695,769	3,873,702	177,932	204,251	26,318
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	240,360	245,353	4,992	8,597	3,605
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Other securities	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 54 million yen as of March 31, 2003.

b-2. Securities without market value (Carrying value)

(Millions of Yen)

	As of March 31, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	18,888
Available-for-sale securities	87,576
Unlisted domestic stocks (excluding over-the-counter stocks)	10,591
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	16,985
Total	106,465

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table b-1 and foreign exchange and other gains (losses) for b-2.

(Millions of Yen)

	As of March 31, 2004				
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic bonds	1,493,950	1,542,576	48,625	55,826	7,201
Foreign bonds	69,431	71,421	1,989	2,148	158
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	19,023	19,023	-	-	-
Available -for-sale securities	2,142,852	2,348,291	205,438	217,421	11,982
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	189,468	320,115	130,646	131,525	879
Foreign securities	473,549	479,893	6,344	13,832	7,488
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,725,258	3,981,312	256,053	275,396	19,343
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	208,491	339,138	130,646	131,525	879
Foreign securities	542,981	551,314	8,333	15,980	7,646
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

(Millions of Yen)

	As of March 31, 2003				
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign bonds	50,405	52,340	1,935	2,168	233
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	18,888	18,888	-	-	-
Available -for-sale securities	2,244,884	2,319,354	74,470	100,434	25,963
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	179,192	182,831	3,639	14,198	10,559
Foreign securities	262,495	265,870	3,374	6,802	3,428
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Other securities	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,802,234	3,980,729	178,494	204,886	26,392
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	198,080	201,720	3,639	14,198	10,559
Foreign securities	312,901	318,211	5,309	8,971	3,662
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Other securities	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

c. Fair value information on derivative transactions (with and without hedge accounting)

(a) General information

1. Types of transaction

The Company uses the following derivative transactions based on the 3. Purpose of Use below.

i) Interest-related : interest rate swap transactions

- The Company uses interest rate swap transactions (in which the Company receives variable interest rates and pays fixed rates) for fixed rated loans.
- The Company uses interest rate swap transactions (in which the Company receives variable interest rates and pays fixed rates) for yen-denominated bonds.

ii) Currency-related : foreign exchange contract transactions

- The Company uses foreign exchange contracts for foreign currency denominated assets.

iii) Stock-related : stock index futures trading

- The Company uses stock index futures for domestic and foreign stocks.

iv) Bond-related : bond futures contract transactions

- The Company uses bond futures for yen-denominated bonds.

2. Transaction policy

The Company uses derivative transactions for the purpose of hedging market risk exposures of underlying assets in the interest of efficient asset management and does not engage in speculative transactions for the purpose of profit taking.

3. Purposes of use

In line with the transaction policy, the use of derivative transactions is limited to the following four purposes:

i) Hedging transactions against underlying asset price fluctuation risks

ii) Transactions to supplement or replace underlying assets to eliminate time-related problems and liquidity problems until said underlying assets are incorporated into the Company's portfolio

iii) Transactions to adjust duration and interest type (fixed, variable) of underlying assets

iv) Transactions to hedge against, or disperse, underlying asset credit risks

Also the Company applies hedge accounting for the following transactions:

- Interest rate swap transactions for hedging yen-denominated bonds. (cash flow hedges)
- Foreign exchange contract transactions for hedging foreign currency dominated securities. (fair value hedges)
- Foreign exchange contract transactions for hedging foreign currency dominated fixed-term deposits. (special hedges)

To apply hedge accounting, the Company endeavors to set the internal regulations of its procedure and efficiency of evaluation and follow it.

4. Risk profile

As the derivative transactions in which the Company is engaged are in principle for purposes of hedging against underlying asset price fluctuation and credit risks, the Company is exposed to only limited risks related to derivative transactions. The risk of nonperformance by counterparties is also limited because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

The transaction policy and purposes of use are stipulated by the Company's internal regulations governing asset management, and the Company thoroughly conducts tightly controlled operations in this respect. Conducting of new derivative transactions that are not stipulated by these regulations requires deliberation by the management committee and final approval by the Board of Directors. In the Company's approach to risk management, the front office and middle/back offices are respectively separated into the investment and clerical & administrative sections, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk and regularly reports to the Investment Policy Committee and the ALM Committee, which are responsible for the management of asset management returns and risks in terms of risk volume, position, and profit/loss level.

6. Supplemental information

i) Supplemental information of derivative transaction credit risks

Notional principals and contractual amounts of interest rates swap transactions and forward exchange contracts are of a nominal nature, with settlement conducted at the differential, not the nominal amount, and hence the amount itself is not an indicator of credit risk volume. Derivative transaction credit risk refers to the sum of the capital required to regain the original market position in the event of a transaction partner default (also referred to as "replacement cost") plus the potential for future increase in that capital amount ("potential exposure").

※Derivative transaction credit risks (Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Contracted value or notional principal amount	Credit risk value	Contracted value or notional principal amount	Credit risk value
Interest-related	167,582	31	61,800	1
Currency-related	446,353	215	159,262	15
Stock-related	-	-	-	-
Bond-related	-	-	-	-
Total	613,935	246	221,062	17

Notes:

1. Credit risk value is calculated using exposure method.
2. Currency-related transactions as of March 31, 2004 include 519 million yen for separate account contracts and 0 million yen for credit risk values.

b. Fair value information

1. Gains (losses) on derivatives (Hedge accounting applied and not applied)

(Millions of Yen)

	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
As of March 31, 2004						
Hedge acconting applied	1,052	10,866	-	-	-	11,918
Hedge acconting not applied	(371)	1,818	(1,056)	332	-	722
Total	680	12,684	(1,056)	332	-	12,640
As of March 31, 2003						
Hedge acconting applied	-	-	-	-	-	-
Hedge acconting not applied	(1,354)	(614)	(853)	-	-	(2,822)
Total	(1,354)	(614)	(853)	-	-	(2,822)

Notes:

1. Gains (losses) on derivatives not applied to hedge accounting are recorded in the income statements (currency-related derivatives as of March 31, 2004 is 10,866 million yen).

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

2. Interest-related transactions

(Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	167,582	144,982	680	680	61,800	29,200	(1,354)	(1,354)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				680				(1,354)

**Interest rate swaps by contractual maturity dates:*

(Millions of Yen, %)

	As of March 31, 2004				As of March 31, 2003			
	Total	One year or shorter	One year to three years	Over three years	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed								
Notional amount	167,582	22,600	5,200	139,782	61,800	32,600	25,200	4,000
Average fixed rate (receipt)	0.21	1.21	0.06	0.06	0.76	0.87	0.74	0.07
Average fixed rate (payment)	1.12	2.28	1.97	0.90	2.20	2.19	2.24	1.97

3. Currency-related transactions

(Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	283,965	-	271,281	12,683	70,271	-	70,885	(613)
U.S. dollar	106,960	-	103,965	2,995	42,279	-	42,344	(64)
Euro	157,126	-	148,605	8,521	22,087	-	22,589	(502)
British pound	19,877	-	18,711	1,166	5,904	-	5,950	(46)
Canadian dollar	-	-	-	-	-	-	-	-
Bought:	229	-	229	0	204	-	204	(0)
U.S. dollar	218	-	219	0	204	-	204	(0)
Euro	10	-	10	0	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				12,684				(614)

Notes:

1. Forward exchange rates are used as the term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

4. Stock-related transactions

(Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	22,991	-	24,179	(1,188)	82,825	-	83,679	(853)
Bought	14,989	-	15,121	131	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(1,056)				(853)

5. Bond-related transactions

(Millions of Yen)

	As of March 31, 2004				As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Bond futures contracts:								
Sold	42,285	-	41,952	332	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				332				-

6. Others

The Company held no other derivative instruments as of March 31, 2003 and 2004.

5. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated) (Million of Yen, %)

	As of March 31, 2004	As of March 31, 2003
Loans to bankrupt companies	184	293
Past due loans	4,553	8,405
Loans over due for three months or more	-	234
Restructured loans	849	885
Total: a	5,586	9,818
[% of total loans]	[0.50]	[0.83]
Specific reserve for possible loan losses: b	2,665	3,703
General reserve for possible loan losses: c	1,055	3,136
Amount covered by collateral and guarantees: d	2,722	5,311
Sub-total =a-b-c-d	(857)	(2,332)
Coverage ratio A = (b+c) / a	66.6	69.7
Coverage ratio B = (b+c+d) / a	115.3	123.8

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2004 and March 31, 2003 amounted to 154 million yen and 986 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 2,876 million yen and 4,122 million yen as of March 31, 2004 and March 31, 2003, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Non-Consolidated) (Million of Yen, %)

	As of March 31, 2004	As of March 31, 2003
Loans to bankrupt companies	184	293
Past due loans	4,553	8,405
Loans over due for three months or more	-	234
Restructured loans	849	885
Total: a	5,586	9,818
[% of total loans]	[0.50]	[0.83]
Specific reserve for possible loan losses: b	2,665	3,703
General reserve for possible loan losses: c	1,055	3,136
Amount covered by collateral and guarantees: d	2,722	5,311
Sub-total =a-b-c-d	(857)	(2,332)
Coverage ratio A = (b+c) / a	66.6	69.7
Coverage ratio B = (b+c+d) / a	115.3	123.8

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2004 and March 31, 2003 amounted to 154 million yen and 986 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 2,876 million yen and 4,122 million yen as of March 31, 2004 and March 31, 2003, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

6. Disclosed Claims Based on Insurance Business Law Standard

(Consolidated) (Millions of Yen, %)

	As of March 31, 2004	As of March 31, 2003
Claims against bankrupt and quasi-bankrupt obligors	1,268	3,632
Claims with collection risk	3,469	5,066
Claims for special attention	849	1,124
Sub-total	5,587	9,823
[% of Total]	[0.50]	[0.83]
Claims against normal obligors	1,122,492	1,177,928
Total	1,128,080	1,187,752

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

(Non-Consolidated) (Millions of Yen, %)

	As of March 31, 2004	As of March 31, 2003
Claims against bankrupt and quasi-bankrupt obligors	1,268	3,632
Claims with collection risk	3,469	5,066
Claims for special attention	849	1,124
Sub-total	5,587	9,823
[% of Total]	[0.50]	[0.83]
Claims against normal obligors	1,122,492	1,177,928
Total	1,128,080	1,187,752

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

(Reference) Reserves for possible loan losses (Non-Consolidated)

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003	Comparison
(1) Reserve for possible loan losses			
a. General reserve	1,055	3,136	(2,080)
b. Specific reserve	2,665	3,703	(1,037)
c. Specific reserves for loans to refinancing countries	-	-	-
(2) Net provision for specific reserve			
a. Provision	2,665	7,360	(4,695)
b. Reversal	3,079	7,595	(4,515)
c. Net provision	(414)	(234)	(179)
(3) Specific reserves for loans to refinancing countries			
a. Number of countries	-	-	-
b. Amount of loans	-	-	-
c. Net provision	-	-	-
(4) Write-off of loans	1,590	69	1,521

7. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Core profit (A)	107,354	88,729
Capital gains	39,458	53,788
Gains from monetary trusts, net	7,040	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	32,418	32,676
Gains from derivatives, net	-	21,111
Foreign exchange gains, net	-	-
Others	-	-
Capital losses	39,313	94,601
Losses from monetary trusts, net	-	11,748
Losses on investments in trading securities, net	2,059	3,018
Losses on sale of securities	10,068	19,657
Devaluation losses on securities	331	58,713
Losses from derivatives, net	21,565	-
Foreign exchange losses, net	5,289	1,462
Others	-	-
Capital gains/losses (B)	144	(40,812)
(A+B)	107,499	47,917
Other one-time gains	(1,115)	-
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	(1,115)	-
Others	-	-
Other one-time losses	1,590	1,890
Reinsurance premiums	-	-
Provision for contingency reserve	-	1,820
Provision for specific reserve for possible loan losses	-	-
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	1,590	69
Others	-	-
Other one-time gains/losses (C)	(2,706)	(1,890)
Ordinary profit (A+B+C)	104,792	46,027

(Reference) Negative Spread

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Negative Spread	(12,973)	(20,479)
Investment yield on core profit	2.40%	2.45%
Average assumed investment yield	2.66%	2.86%
Policy reserves in general accounts	5,064,445	5,049,596

Notes:

1. Negative Spread is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. Investment yield on core profit is calculated by the following method:

(Net investment gains/ losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.

3. Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.

4. Policy reserves in general accounts is calculated by the following method:

(Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**policy reserves represents policy reserves within general accounts except contingency reserve.*

8. Solvency Margin Ratio

(Non-Consolidated) (Millions of Yen)

	As of March 31, 2004	As of March 31, 2003
Total solvency margin (A)	600,502	424,846
Equity (less certain items)	155,666	122,186
Reserve for price fluctuations	30,820	29,242
Contingency reserve	76,457	75,341
Reserve for possible loan losses	1,055	3,136
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	184,894	67,023
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(12,242)	(12,826)
Excess of amount of policy surrender payment	112,095	109,281
Unalloted portion of reserve for policyholder dividends	7,545	7,634
Future profits	15,260	13,284
Deferred tax assets	43,947	25,541
Subordinated debt	-	-
Deductible items	(15,000)	(15,000)
Total risk (B) $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	116,047	98,773
Insurance risk R_1	34,578	34,895
Assumed investment yield risk R_2	21,673	22,543
Investment risk R_3	86,115	67,191
Business risk R_4	2,847	2,492
Solvency margin ratio $\frac{(A)}{(1/2)x(B)} \times 100$	1,034.9%	860.2%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.

3.Net unrealized gains(losses) on real estate as of March 31, 2004 is basically calculated by the method of appraised price, whereas as for less important real estate, they are calculated by the method of posted price. Net unrealized gains(losses) on real estate as of March 31, 2003 is calculated by the method of posted price.

4. Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

(T&D Financial Life Insurance Company)

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003
Total solvency margin (A)	23,115	26,815
Equity (less certain items)	20,122	23,891
Reserve for price fluctuations	194	101
Contingency reserve	465	174
Reserve for possible loan losses	22	355
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	915	641
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	9
Subordinated debt	-	-
Others	1,395	1,641
Total risk (B) $R_1{}^2+\sqrt{(R_2+R_3)^2+R_4}$	4,694	5,197
Insurance risk R_1	3,580	3,788
Assumed investment yield risk R_2	441	477
Investment risk R_3	2,292	2,764
Business risk R_4	189	210
Solvency margin ratio $\frac{(A)}{(1/2)x(B)} \times 100$	984.8%	1,031.9%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

(Reference)

Performance Forecast for the Year Ending March 31, 2005

The followings are the Company's forecast for the year ending March 31, 2005.

(Non- Consolidated)

(Billions of Yen, %)

	Forecast	% Changes from the previous year
Ordinary Revenues	1,048	(12%)
Ordinary Profit	76	(27%)
Core Profit	88	(18%)
Net Income	31	(19%)
Income from Insurance Premiums	859	(7%)
Negative Spread	24	85%
New Policy Amount	4,600	7%
Individual Term Life	4,420	8%
Policy Amount in Force	39,470	At the same level as FY2003
Individual Term Life	35,440	1%
Surrender & Lapse Rate	8.5%	At the same level as FY2003

Notes:

1. *Policy amount in force and new policy amount include individual insurance and annuities. The new policy amount includes increase from conversion.*
2. *The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations on risks and uncertainties that may affect the Company's businesses.*

File No.82-34783

May 19, 2004
Daido Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2004
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of Yen, %)

		Fiscal Year Ended March 31, 2003		Six Months Ended September 30, 2003		Fiscal Year Ended March 31, 2004	
		Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount		4,673,514	2.3	2,109,438	(8.1)	4,309,774	(7.8)
Policy Amount in Force		39,342,682	1.1	39,075,896	(0.0)	39,294,826	(0.1)
Surrender & Lapse Amount		3,290,656	(5.8)	1,823,480	10.7	3,317,779	0.8
Surrender & Lapse Rate		8.45%		4.64%		8.44%	
Income from Insurance Premiums		989,420	(6.6)	480,795	(6.8)	928,260	(6.2)
Individual Insurance and Annuities		684,990	3.5	317,454	(8.1)	641,092	(6.4)
Group Insurance and Annuities		300,730	(23.5)	161,494	(4.4)	283,474	(5.7)
Annualized Premiums of 3rd Sector Products	New Policies	-	-	-	-	4,146	-
	Total Policies	-	-	-	-	63,797	-

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. Surrender and lapse amount does not include reinstatement.

3. % change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2003 is presented in comparison with the six months ended September 30, 2002. (hereinafter, same if not mentioned otherwise)

4. Annualized premiums on new policies of 3rd sector products include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

(Millions of Yen, %)

	As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
	Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	6,007,183	0.4	6,051,668	1.2	6,017,918	0.2
Adjusted Net Asset	515,471	9.4	541,542	9.9	632,528	22.7
Adjusted Net Asset / General Account Assets	8.8%		9.2%		10.8%	
Solvency Margin Ratio	860.2%		1,069.7%		1,034.9%	

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2003		Fiscal Year Ended March 31, 2004		Fiscal Year Ending March 31, 2005 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core Profit	88,729	(19.3)	107,354	(21.0)	88,000
	Amount		Amount		Amount
Amount of Negative Spread	20,479		12,973		24,000

(%)

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Fiscal Year Ending March 31, 2005 (Forecast)
Investment Yield for Core Profit	2.45	2.40	2.1
Investment Yield – General Account	1.47	2.11	1.7
Average Assumed Investment Yield (yearly average)	2.86	2.66	2.6

(References)

(%)

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Fiscal Year Ending March 31, 2005 (Forecast)
Average Assumed Investment Yield (at year-end)	2.69	2.66	2.6
Investment Yield – General Account (at fair value)	2.06	3.38	-

(4) Policy and Other Reserves

(Millions of Yen)

	As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
	Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Notes: 1)	5,319,376	10,904	5,310,530	(19,343)	5,256,168	(63,208)
General Account	5,157,113	70,733	5,161,337	26,993	5,106,468	(50,644)
Special Account	162,262	(59,829)	149,192	(46,336)	149,699	(12,563)
Reserve for Price Fluctuations	29,242	1,199	30,005	1,278	30,820	1,578
Contingency Reserve	75,341	1,820	75,667	964	76,457	1,115
Contingency Reserve 1	43,417	1,284	43,465	311	43,875	458
Contingency Reserve 2	31,924	535	32,201	652	32,582	657
Contingency Reserve Fund (Notes: 2)	-	-	-	-	-	-
Price Fluctuation Reserve Fund	-	-	-	-	-	-
Appropriated Retained Earnings for General Purposes	38,000	6,000	38,000	6,000	54,000	16,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2 .Appropriated retained earnings for general purposes above are total amount after the appropriation of profit.

(5) Unrealized Gains / Losses (Millions of Yen)

	As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
	Amount	Change	Amount	Change	Amount	Change
Securities	177,932	37,347	178,167	16,289	255,495	77,562
Domestic Stocks	3,639	(14,312)	84,895	75,893	130,646	127,007
Yen Denominated Bonds	176,792	45,320	88,223	(64,844)	84,905	(91,886)
Domestic Stocks	4,992	5,628	(6,391)	(12,433)	8,114	3,122
Real Estate (domestic land and lease)	(12,826)	(7,236)	(14,112)	(5,811)	(12,242)	583

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. From March 31, 2004, unrealized gains / losses on real estate are mainly calculated based on the appraisal price of the fair value. As for less important property, posted price is used.

(6) Investment for the Fiscal Year Ended March 31, 2004 (Millions of Yen)

	Net Increase (decrease)	Fiscal Year Ending March 31, 2005
Domestic Stocks	121,611	-Slightly increase net exposure to domestic stocks
Domestic Bonds	(561,709)	-Slightly decrease net exposure to currency-hedged foreign bonds
Foreign Stocks, etc.	26,330	
Foreign Bonds	233,219	-Basically maintain current asset composition for others.
Other Securities	152,177	-Possible change according to the prospect of the market.
Real Estate	(817)	

Notes:

1. Domestic stocks and foreign stocks include those held in monetary trusts and alternative investments.

2. Net increase (decrease) indicates net of the total executed amount including stock futures contracts. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

(7) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2004

NIKKEI Average		approx. 6,800 Yen
TOPIX		approx. 680 Points
Yen-Denominated Bonds	Parallel-shift case	approx. 2.2%
	Steepening case	approx. 2.6%
Foreign Securities		approx. 109.1 Yen

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (March31, 2004: 1.45%).

2. These figures are calculated based on asset holdings as of March 31, 2004 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of March 31, 2004 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (March31, 2004: 105.64 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(8) Performance Forecast (Billions of Yen)

	Fiscal Year Ending March 31, 2005
Income from Insurance Premiums	859
Core Profit	88
Policy Amount in Force	39,470

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks at March 31, 2004

i) Contributions from Domestic Banks (Millions of Yen)

	Amount
Funds	None
Subordinated Debt	None

ii) Contributions to Domestic Banks (Millions of Yen)

	Amount
Bank Stocks Held	99,889
Preferred Stocks issued by Foreign Subsidiaries	60,000
Preferred Securities issued by Foreign Subsidiaries	14,769
Subordinated Loans and Debentures	203,018

(10) Number of Employees and Agents

	As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
	Number	% Change	Number	% Change	Number	% Change
In-house Sales Representatives	5,194	0.8	5,295	2.3	5,251	1.1
Sales Agents	12,970	(2.1)	13,089	0.3	13,079	0.8
Administrative Personnel	3,122	0.0	3,185	0.0	3,136	0.4

(11) OTC Sales through Banks for the Fiscal Year Ended March 31, 2004

The Company is not applicable. As for T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(12) Other Questions

Future plans for capital raising

- We believe that Daido Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

Future restructuring plans.

- Daido Life will further enhance operational efficiency through the use of information technology and rationalization of operations.
- In addition, as a T&D Life Group company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies to realize operational efficiency.

The Company's position related to the reduction of assumed investment yields for existing individual insurance policies and annuities.

- According to the Insurance Business Law, assumed investment yield reduction may be implemented "only when there is a possibility of a failure in continuing insurance business operations" and the proceeding of a given yield reduction must be initiated be that particular insurance company.
- Daido Life maintains sufficient financial soundness to conduct current operations.
- Consequently, we have no plan to apply to proceed with a yield reduction.

NON-CONSOLIDATED FINANCIAL SUMMARY File No.82-34783

(For the fiscal year 2003 ended March 31, 2004)

May 19, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/
Date of Board Meeting for Settlement of Accounts: May 19, 2004
Application of U.S. Accounting Standards: No

1. Non-Consolidated Operating Results for the Year Ended March 31, 2004 (FY2003 - April 1, 2003- March 31, 2004)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit(Loss)	% change	Core Profit (Loss)	% change	Net Income (Loss)	% change
FY2003 ended Mar. 31, 2004	¥187,469 million	38.3	¥(2,667) million	-	¥(3,153) million	-	¥(3,768) million	-
FY2002 ended Mar. 31, 2003	¥135,541 million	-	¥(4,466) million	-	¥(3,252) million	-	¥(6,431) million	-

	Net Income (Loss) Per Share	Net Income (Loss) Per Share (Fully Diluted)	Ratio of Net Income (Loss) to Shareholders' Equity	Ratio of Ordinary Profit (Loss) to Total Assets	Ratio of Ordinary Profit (Loss) to Ordinary Revenues
FY2003 ended Mar. 31, 2004	¥(6,281.20)	¥-	(16.7)%	(0.4)%	(1.4)%
FY2002 ended Mar. 31, 2003	¥(15,629.58)	¥-	(37.0)%	(0.7)%	(3.3)%

Notes:

1. *Average number of outstanding shares during the term: the year ended March 31, 2004: 600,000; the year ended March 31, 2003: 411,507*
2. *Changes in method of accounting: None*
3. *% change for ordinary revenues, ordinary profit (loss) and net income (loss) is presented in comparison with that of the previous fiscal year.*
4. *Core Profit(Loss) is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit (loss) excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
5. *% change of T&D Financial Life's for the FY2002 is not presented since its FY2001 was six-month period between October 1, 2001 and March 31, 2002.*

(2) Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends Paid for the Year	Payout Ratio	Dividends on Equity
FY 2003 ended Mar. 31, 2004	¥-	¥-	¥-	¥-	-%	-%
FY 2002 ended Mar. 31, 2003	¥-	¥-	¥-	¥-	-%	-%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Mar. 31, 2004	¥682,282 million	¥20,772 million	3.0%	¥34,620.03
As of Mar. 31, 2003	¥613,651 million	¥24,346 million	4.0%	¥40,577.48

Note: 1. Number of outstanding shares at the end of the term: as of March 31, 2004: 600,000; as of March 31, 2003: 600,000
2. Number of treasury stock at the end of the term: None

2. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Non-Consolidated Forecast for the Year Ending March 31, 2005"* in *"Financial Summary for the Fiscal Year Ended March 31, 2004"* of T&D Holdings.

Unaudited Non-Consolidated Financial Statements

T&D Financial Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Balance Sheets
Unaudited Non-Consolidated Statements of Operations
Unaudited Non-Consolidated Statement of Deficit
Notes to Unaudited Non-Consolidated Financial Statements
(excluding for Statement of Cash Flows)

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits:						
Cash	¥ 26		¥ 20		¥ (6)	$ 195
Deposits	47,906		43,033		(4,873)	407,162
Total Cash and Deposits	47,933	7.8	43,053	6.3	(4,879)	407,358
Monetary Claims Purchased	170	0.0	173	0.0	3	1,642
Monetary Trusts	5,263	0.9	5,152	0.8	(110)	48,752
Securities:						
Government bonds	276,953		260,443		(16,510)	2,464,216
Corporate bonds	16,753		23,359		6,606	221,019
Domestic stocks	6,883		4,827		(2,055)	45,678
Foreign securities	49,864		58,628		8,763	554,721
Other securities	128,222		234,537		106,314	2,219,107
Total Securities	478,677	78.0	581,796	85.3	103,118	5,504,743
Loans:						
Policy loans	20,244		19,181		(1,062)	181,491
Commercial loans	31,592		7,106		(24,485)	67,242
Total Loans	51,836	8.5	26,288	3.8	(25,548)	248,734
Property and Equipment:						
Land	1,235		1,235		-	11,692
Buildings	935		886		(49)	8,385
Equipment	74		50		(23)	477
Total Property and Equipment	2,245	0.4	2,172	0.3	(73)	20,555
Due from Agency	18	0.0	0	0.0	(18)	0
Due from Reinsurers	1,876	0.3	3,892	0.6	2,015	36,828
Other Assets:						
Accounts receivable	3,321		3,452		130	32,666
Prepaid expenses	103		101		(2)	957
Accrued income	1,390		1,327		(62)	12,563
Deposit for rent	910		1,048		137	9,920
Suspense payments	118		30		(88)	288
Goodwill	19,500		13,000		(6,500)	123,001
Other assets	1,906		2,035		128	19,254
Total Other Assets	27,250	4.4	20,995	3.1	(6,255)	198,652
Reserve for Possible Loan Losses	(1,621)	(0.3)	(1,243)	(0.2)	378	(11,760)
Total Assets	¥ 613,651	100.0	¥ 682,282	100.0	¥ 68,631	$ 6,455,505

As of March 31,		2003 (Millions of yen)	%		2004 (Millions of yen)	%		Increase (decrease)		2004 (Thousands of U.S. dollars)
Liabilities:										
Policy Reserves:										
Reserve for outstanding claims	¥	14,376		¥	14,144		¥	(231)	$	133,829
Policy reserve		550,327			625,606			75,278		5,919,255
Reserve for policyholder dividends		5,732			4,927			(805)		46,622
Total Policy Reserves		570,436	93.0		644,678	94.5		74,241		6,099,707
Due to Agency		897	0.2		452	0.2		(445)		4,277
Due to Reinsurers		17	0.0		269	0.0		251		2,546
Other Liabilities:										
Accrued income taxes		71			72			1		688
Accounts payable		3,534			2,007			(1,527)		18,993
Accrued expenses		1,269			1,259			(9)		11,918
Unearned income		12			5			(7)		48
Deposits received		239			254			15		2,410
Guarantee deposits		0			0			0		3
Suspense receipt		613			593			(19)		5,615
Total Other Liabilities		5,740	0.9		4,193	0.6		(1,547)		39,678
Reserve for Employees' Retirement Benefits		11,820	1.9		11,250	1.6		(569)		106,448
Reserve for Directors' and Corporate Auditors' Retirement Benefits		33	0.0		105	0.0		72		995
Reserve for Price Fluctuations		101	0.0		194	0.0		93		1,835
Deferred Tax Liabilities		257	0.0		367	0.1		109		3,478
Total Liabilities		589,304	96.0		661,510	97.0		72,205		6,258,968
Stockholder's Equity:										
Common Stock		20,000	3.3		20,000	2.9		-		189,232
Capital Surplus		10,000	1.6		10,000	1.5		-		94,616
Deficit:										
Unappropriated deficit		(6,108)			(9,877)			(3,768)		(93,456)
Total Deficit:		(6,108)	(1.0)		(9,877)	(1.5)		(3,768)		(93,456)
Net Unrealized Gains on Securities		455	0.1		649	0.1		194		6,144
Total Stockholder's Equity		24,346	4.0		20,772	3.0		(3,574)		196,537
Total Liabilities and Stockholder's Equity	¥	613,651	100.0	¥	682,282	100.0	¥	68,631	$	6,455,505

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Ordinary Revenues:						
Income from Insurance Premiums:						
Insurance premiums	¥ 125,529		¥ 152,976		¥ 27,446	1,447,403
Ceded reinsurance commissions	1,875		3,168		1,292	29,980
Total Income from Insurance Premiums	127,405		156,144		28,739	1,477,383
Investment Income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	19		2		(16)	27
Interest income and dividends from securities	3,499		5,239		1,739	49,579
Interest income from loans	1,037		833		(204)	7,886
Interest from real estate for rent	15		1		(13)	13
Other income from interest and dividends	5		0		(5)	0
Total interest, dividends and income from real estate for rent	4,577		6,077		1,500	57,503
Gains on sale of securities	170		984		814	9,317
Gains on redemption of securities	24		25		1	245
Other investment income	444		325		(119)	3,082
Gains on separate accounts, net	-		22,605		22,605	213,886
Total Investment Income	5,217		30,019		24,801	284,035
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	0		0		0	5
Income due to withheld insurance payments	873		461		(411)	4,367
Reversal of reserve for outstanding claims	1,279		231		(1,048)	2,190
Reversal of reserve for employees' retirement benefits	716		569		(146)	5,390
Other ordinary profit	48		42		(6)	398
Total Other Ordinary Income	2,917		1,305		(1,612)	12,353
Total Ordinary Revenues	¥ 135,541	100.0	¥ 187,469	100.0	¥ 51,928	$ 1,773,771

Years ended March 31,	2003 (Millions of yen)	%	2004 (Millions of yen)	%	Increase (decrease)	2004 (Thousands of U.S. dollars)
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	¥ 35,020		¥ 30,277		¥ (4,742)	$ 286,473
Annuity payments	4,839		5,237		398	49,553
Insurance benefits	16,923		15,055		(1,868)	142,446
Surrender payments	31,462		29,001		(2,460)	274,405
Other payments	7,173		6,162		(1,010)	58,310
Reinsurance premiums	33		1,511		1,478	14,305
Total Insurance Claims and Other Payments	95,451		87,246		(8,205)	825,496
Provision for Policy and Other Reserves:						
Provision for policy reserve	10,078		75,278		65,199	712,260
Interest portion of reserve for policyholder dividends	38		9		(29)	88
Total Provision for Policy and Other Reserves	10,117		75,288		65,170	712,349
Investment Expenses:						
Interest expense	126		0		(125)	6
Losses from monetary trusts, net	1,171		6		(1,165)	58
Losses on sale of securities	26		181		154	1,716
Devaluation losses on securities	8		17		9	165
Losses on redemption of securities	-		3		3	35
Foreign exchange losses, net	-		1		1	16
Provision for reserve for possible loan losses	137		-		(137)	-
Depreciation of real estate for rent	23		44		21	425
Other investment expenses	295		243		(51)	2,307
Losses on separate accounts, net	4,332		-		(4,332)	-
Total Investment Expenses	6,121		500		(5,621)	4,732
Operating Expenses	19,500		18,345		(1,154)	173,576
Other Ordinary Expenses:						
Payments related to withheld insurance claims	914		679		(234)	6,432
Taxes	1,163		1,129		(34)	10,689
Depreciation	211		373		161	3,536
Provision for reserve for directors' and corporate auditors' retirement benefits	22		72		50	683
Amortization of goodwill	6,500		6,500		-	61,500
Other ordinary losses	4		1		(3)	12
Total Other Ordinary Expenses	8,816		8,756		(60)	82,854
Total Ordinary Expenses	140,007	103.3	190,137	101.4	50,129	1,799,009
Ordinary Losses	¥ 4,466	(3.3)	¥ 2,667	(1.4)	¥ (1,799)	$ 25,237

Years ended March 31,		2003 (Millions of yen)	%		2004 (Millions of yen)	%		Increase (decrease)		2004 (Thousands of U.S. dollars)
Extraordinary Gains:										
Gains on sale of property and equipment	¥	35		¥	271		¥	235	$	2,565
Reversal of reserve for possible loan losses		-			370			370		3,508
Other		37			-			(37)		-
Total Extraordinary Gains		72	0.0		641	0.3		569		6,074
Extraordinary Losses:										
Losses on sale, disposal and devaluation of property and equipment		59			356			296		3,370
Provision for reserve for price fluctuations		93			93			-		879
Other		11			-			(11)		-
Total Extraordinary Losses		163	0.1		449	0.2		285		4,250
Provision for Reserve for Policyholder Dividends		1,802	1.3		1,219	0.7		(583)		11,535
Loss Before Income Taxes		6,360	4.7		3,693	2.0		(2,666)		34,949
Income Taxes:										
Current		71	0.0		74	0.0		3		709
Deferred		-	-		-	-		-		-
Net Loss		6,431	4.7		3,768	2.0		(2,666)		35,658
Unappropriated Surplus/(Deficit) at Beginning of Year		323	0.2		(6,108)	(3.3)		(6,431)		(57,797)
Unappropriated Deficit at End of Year	¥	6,108	4.5	¥	9,877	5.3	¥	3,768	$	93,456

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Deficit

Years ended March 31,	2003 (Millions of yen)	2004 (Millions of yen)	2004 (Thousands of U.S. dollars)
Unappropriated Deficit at Beginning of Year	¥ 6,108	¥ 9,877	$ 93,456
Unappropriated Deficit Carried Forward	¥ 6,108	¥ 9,877	$ 93,456

See notes to unaudited non-consolidated financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

T&D Financial Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

In October 2001, Taiyo Mutual Life Insurance Company (Taiyo Life) and Daido Mutual Life Insurance Company (Daido Life) completed the acquisition of Tokyo Mutual Life Insurance Company, a financially troubled Japanese life insurer now named T&D Financial Life Insurance Company. The rehabilitation proceedings were based on a plan of rehabilitation prepared Taiyo Life and Daido Life and approved by the Tokyo District Court on September 30, 2001 pursuant to the Corporate Reorganization Law of Japan. The plan of rehabilitation included the demutualization, pursuant to the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on October 1, 2001.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including foreign currency securities) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(c) Investments in securities

Investments in securities are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealized gains and losses on trading securities are reported is the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(f) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is not based on the net level premium method but the 5-year Zillmer method under Article 69-4-4 of the Enforcement Regulation of the Insurance Business Law. Under the net premium method, the reserve will be calculated so that a net level premium determined at the issue date and fixed until the termination of the relevant policy, will fund all future policy benefits. Under the 5-year Zillmer method, the amount corresponding to policy acquisition costs is reduced from the reserve amount because policy acquisition costs are not deferred under the Japanese insurance accounting practices. The deduction form the reserve is amortized over 5 years.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(g) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses is charged or credited to income in the following year. Unrecognized net obligation at transition is amortized over 5 years.

(h) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company sets up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(i) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings and by the declining-balance method for equipment, based on estimated useful lives. Accumulated depreciation of property and equipment as of March 31, 2004 was ¥2,752 million (U.S.$26,041 thousand).

(k) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(l) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

(m) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(n) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥105.69 = U.S.$1, which is the approximate rate prevailing at March 31, 2004. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Loans

Delinquent loans of the Company as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ -	$ -
Past due loans	8,808	83,346
Loans overdue for three months or more	-	-
Restructured loans	-	-
Total	¥ 8,808	$ 83,346

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to past due loans that are covered by collateral and guarantees, the Company provides reserve for possible loan losses at the amount of such loans that are not collectible from collateral and guarantees. Provision for reserve for possible loan losses relating to past due loans for the year ended March 31, 2004 amounted to ¥1,203 million (U.S.$11,386 thousand).

4. Separate Accounts

The balance sheet includes ¥179,637 million (U.S.$1,699,666 thousand) of assets and liabilities in equal amounts related to separate accounts, as of March 31, 2004.

Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

5. Income Taxes

The Company is subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent.

The effective tax rates for the year ended March 31, 2004 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.15%
Increase in valuation allowance	(34.74)
Other	(3.44)
Effective tax rate	(2.03)%

Significant components of deferred tax assets and liabilities of the Company as of March 31, 2004 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Reserve for employees' retirement benefits	¥ 4,055	$ 38,373
Amortization of goodwill	1,174	11,116
Tax loss carryforward	11,437	108,219
Other	2,427	22,963
Sub-total deferred tax assets	19,095	180,672
Valuation allowance	(18,813)	(178,006)
Total deferred tax assets	281	2,666
Deferred tax liabilities:		
Unrealized gain on available-for-sale securities	(649)	(6,145)
Total deferred tax liabilities	(649)	(6,145)
Net deferred tax asset (liabilities)	¥ (367)	$ (3,478)

6. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	For the year ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥ 334	¥ 314	$ 2,973
Interest cost	283	269	2,552
Expected return on assets	-	-	-
Amortization of unrecognized net actuarial loss	(227)	(199)	(1,887)
Amortization of unrecognized net obligation at transition	12	24	231
Net periodic pension cost	402	408	3,869
Amortization of transition obligation	-	-	-
Total pension cost	¥ 402	¥ 408	$ 3,869

Assumptions used in accounting for the plans were as follows:

	For the year ended March 31,	
	2003	2004
Discount rate	2.3%	2.3%
Expected long-term rate of return on assets	-	-

The plans' funded status as of March 31, 2003 and 2004 is summarized below:

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥ 11,730	¥ 11,308	$ 106,994
Plan assets	-	-	-
Unrecognized net actuarial gain (loss)	199	27	262
Unrecognized net obligation at transition	(109)	(85)	(808)
Reserve for employees' retirement benefits	¥ 11,820	¥ 11,250	$ 106,448

7. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2004 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of year	¥ 5,732	$ 54,242
Policyholder dividends	(2,033)	(19,244)
Increase in interest	9	88
Provision of reserve for policyholder dividends	1,219	11,535
Balance at end of year	¥ 4,927	$ 46,622

8. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which have been taken over by the Policyholder Protection Corporation in accordance which the Enactment Law of Financial System Reform Legislation in the year ended March 31, 2000, were estimated at ¥360 million (U.S.$3,409 thousand) as of March 31, 2004. The contributions are charged to income as an operating expense when paid, as the amount of future contributions are not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were and ¥1,931 million (U.S.$18,273 thousand) as of March 31, 2004. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥2,393 million (U.S.$22,642 thousand) of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation in order to secure such future contributions and used as substitution of margin for future contracts as of March 31, 2004.

9. Investment Gains/Losses

The detail of gains/losses on sale of securities and devaluation losses on securities for the year ended March 31, 2004 are as follows:

	Gains on sale	Losses on sale	Devaluation losses
	(Millions of yen)		
Domestic bonds	¥ 211	¥ -	¥ -
Domestic stocks	677	58	17
Foreign securities	95	122	-
Other securities	-	0	-
	¥ 984	¥ 181	¥ 17

	Gains on sale	Losses on sale	Devaluation losses
	(Thousands of U.S. dollars)		
Domestic bonds	$ 2,000	$ -	$ -
Domestic stocks	6,411	555	165
Foreign securities	905	1,158	-
Other securities	-	2	-
	$ 9,317	$ 1,716	$ 165

10. Per Share Information

The Company has not issued new shares of common stock and shares having a potential dilutive effect after its demutualization. In addition, the Company did not hold any treasury stocks during the year ended March 31, 2004. The net loss per share calculated based on the weighted average number of shares of common stock outstanding amounted to ¥15,629.58 and ¥6,281.20 (U.S.$59.43) during the year ended March 31, 2003 and 2004, respectively.

File No.82-34783

Supplementary Materials
for the Fiscal Year Ended March 31, 2004 Financial Results

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights

(1) Total policy amount in force and number of total policies P.1
(2) New policy amount and number of new policies P.1

2. Investment of General Account Assets in Fiscal 2003

(1) Fiscal 2003 investment P.2
(2) Asset composition P.4
(3) Changes in the amount of assets by categories P.4
(4) Investment income/gains P.5
(5) Investment expenses/losses P.5
(6) Investment yield P.6
(7) Securities P.6
(8) Stock holdings by industry P.7
(9) Loans P.8
(10) Loans to domestic companies by company size P.8
(11) Foreign investments P.9
(12) Fair value information on securities and others P.10

3. Status of Separate Account Assets for the Six Months Ended September 30, 2003

(1) Balance of separate account assets P.13
(2) Status of individual variable insurance (separate accounts) P.13
(3) Status of individual variable annuities (separate accounts) P.15

4. Company Total of General Account Assets and Separate Account Assets

(1) Asset composition P.16
(2) Changes in the amount of assets by categories P.16
(3) Net Investment gains/losses P.17
(4) Fair value information on securities and others P.18

5. Risk Monitored Loans (Based on Insurance Business Law Guidelines) P.21

6. Disclosed Claims Based on Insurance Business Law Standard P.22
(Reference) Reserve for possible loan losses (non-consolidated) P.22

7. Core Profit and Reconciliation to Non-Consolidated Profit P.23

8. Solvency Margin Ratio P.24

1. Insurance Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of March 31, 2004				As of March 31, 2003			
	Number		Amount		Number		Amount	
		Change		Change		Change		Change
Individual Insurance	366	94.7	28,077	91.1	386	92.4	30,807	89.9
Individual Annuities	68	115.8	3,280	140.5	58	108.1	2,335	119.9
Group Insurance	-	-	19,986	121.8	-	-	16,403	85.1
Group Annuities	-	-	646	92.5	-	-	698	89.8

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen)

Category	As of March 31, 2004				As of March 31, 2003			
	Number	Amount			Number	Amount		
			New Policies	Increase from Conversion			New Policies	Increase from Conversion
Individual Insurance	40	3,535	3,535	-	43	4,023	4,023	-
Individual Annuities	14	904	904	-	11	651	651	-
Group Insurance	-	1,913	1,913		-	938	938	
Group Annuities	-	12	12		-	0	0	

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity products is equal to the initial premium payment.

2. Investment in General Account Assets in Fiscal 2003

(1) Fiscal 2003 investment

a. Environment

Real GDP for October-December 2003 marked a substantial quarter-on-quarter increase, and the 2% GDP growth for 2004 forecasted by the Japanese government will probably be achieved. Among other things, capital investment and consumer spending have improved, and signs of a shift from external to domestic demand-led economic growth have begun to emerge. Nonetheless, although price decreases appear to be coming to an end, the economy is yet to fully emerge from deflation.

Under these circumstances, long-term interest rates fell to a record low of 0.4% level in the middle of June, amid global deflationary concerns. Bond selling has subsequently risen in the market, however, helped by a continuous stock market rally and interest rate hikes in Europe and the US, resulting in the rise of long-term interest rates to 1.6% level at the beginning of September. Nevertheless, the bond market regained its composure after the BOJ governor announced the continuation of its quantitative easing policy, and the rate has remained a narrow range between 1.2% and 1.4%, and finally ended up with 1.435% at the fiscal year-end.

(10-year JGB yields: March 31, 2003: 0.700%; March 31, 2004: 1.435%)

Due to concerns about the supply-demand relationship, the Nikkei Stock Average dropped to a new post-bubble low of ¥7,607 in the end of April 2003, but jumped back up to ¥11,000 in the middle of September because of purchases by foreign investors. It temporarily fell again to ¥9,607 in November, due to heavy profit-taking selling, but with the stable US stock market and expectation of an economic turnaround, it rebounded to ¥11,715 at the fiscal year-end.

(Nikkei average: March 31, 2003: ¥7,972; March 31, 2004: ¥11,715)

The yen-dollar exchange rate fluctuated in the ¥116–120 until the beginning of September. The strong-yen-weak-dollar trend has progressed with continued stability in the domestic stock market; the dollar fell to below ¥110 in October. Heavy yen-selling/dollar-buying intervention conducted by the Japanese government and the Bank of Japan had no effect on the weak dollar trend. The dollar dropped to ¥105 on March 31, 2004.

The yen-euro exchange rate fell from euro ¥140 level at the end of May, to ¥125 level in November, due to worsening business sentiment in the euro area. The euro temporarily recovered to the ¥138 range in March, but it fell again to ¥128 by fiscal year-end.

(Yen/dollar exchange rate: March 31, 2003: ¥120.20; March 31, 2004: ¥105.69)
(Yen/euro exchange rate: March 31, 2003: ¥129.88; March 31, 2004: ¥128.89)

b. Investment Principle

In an unstable financial environment where the long-term interest rates jumped sharply subsequent after falling to a record low, the Company has continued to focus its investment on yen denominated fixed income assets, with careful monitoring of interest rate trends. The Company secured stable interest income by accumulating a portfolio of foreign bonds for which exchange risks have been hedged, and by investing in super-long-term JGBs which consider the characteristics of debts. The Company has also tried to improve profitability by taking advantage of the market upturn, and investing in Index-linked Exchange Traded Funds (ETF).

c. Investment Performance

General account assets as of March 31, 2004, amounted to ¥503.7 billion, down ¥36.1 billion from the previous period. Although these assets are mainly composed of investments in yen denominated fixed income assets—including ¥282.9 billion (56.2 percent) of domestic bonds, ¥2.9 billion (0.6 percent) of domestic stocks, ¥56.5 billion (11.2 percent) of foreign securities, and ¥26.2 billion (5.2 percent) of loans—the company has raised its outstanding balance of currency-hedged foreign bonds to ¥67.0 billion (13.3 percent), with careful monitoring of interest rate trends.

The total of interest, dividends and income from real estate for rent reached ¥6.0 billion, up ¥1.5 billion year-on-year, and net investment gains/losses marked ¥6.9 billion, an increase by ¥3.4 billion from the previous year.

(2) Asset Composition

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	35,850	7.1	42,096	7.8
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	173	0.0	170	0.0
Securities under proprietary accounts	-	-	-	-
Monetary trusts	5,152	1.0	5,263	1.0
Securities	410,530	81.5	410,915	76.1
Domestic bonds	282,964	56.2	290,438	53.8
Domestic stocks	2,939	0.6	2,855	0.5
Foreign securities	56,585	11.2	45,531	8.4
Foreign bonds	32,012	6.4	28,996	5.4
Foreign stocks and other securities	24,572	4.9	16,534	3.1
Other securities	68,041	13.5	72,090	13.4
Loans	26,288	5.2	51,836	9.6
Property and equipment	2,121	0.4	2,171	0.4
Deferred tax asset	-	-	-	-
Other assets	24,919	4.9	29,154	5.4
Reserve for possible loan losses	(1,243)	(0.2)	(1,621)	(0.3)
Total assets	503,794	100.0	539,987	100.0
Foreign currency denominated assets	1,764	0.4	247	0.0

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
	Amount	Amount
Cash and deposits, call loans	(6,246)	13,522
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	3	20
Securities under proprietary accounts	-	-
Monetary trusts	(110)	4,762
Securities	(385)	(42,650)
Domestic bonds	(7,474)	(148,168)
Domestic stocks	83	2,593
Foreign securities	11,054	45,106
Foreign bonds	3,016	28,996
Foreign stocks and other securities	8,037	16,110
Other securities	(4,048)	57,818
Loans	(25,548)	(12,106)
Property and equipment	(49)	112
Deferred tax asset	-	-
Other assets	(4,235)	(4,972)
Reserve for possible loan losses	378	(80)
Total assets	(36,193)	(41,393)
Foreign currency denominated assets	1,517	(177)

(4) Investment Income / Gains (Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Interests, dividends and income from real estate for rent	6,077	4,577
Interest income from deposits	2	19
Interest income and dividends from securities	5,239	3,499
Interest income from loans	833	1,037
Income from real estate for rent	1	15
Other income from interest and dividends	0	5
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	984	170
Gains on sale of domestic bonds	211	160
Gains on sale of domestic stocks	1	0
Gains on sale of foreign securities	95	-
Other	676	8
Gains on redemption of securities	25	24
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	325	444
Total	7,413	5,217

(5) Investment Expenses / Losses (Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Interest expense	0	126
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	6	1,171
Losses on investments in trading securities, net	-	-
Losses on sale of securities	181	26
Losses on sale of domestic bonds	0	0
Losses on sale of domestic stocks	-	-
Losses on sale of foreign securities	122	-
Other	58	25
Devaluation losses on securities	17	8
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	17	8
Devaluation losses on foreign securities	-	-
Amortization of securities	3	-
Losses from derivatives, net	-	-
Foreign exchange losses, net	1	-
Provision for reserve for possible loan losses	-	137
Write-off of loans	-	-
Depreciation of real estate for rent	44	23
Other investment expenses	243	295
Total	500	1,789

(6) Investment Yield

(%)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Cash and deposits, call loans	0.01	0.02
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.00	0.00
Securities under proprietary accounts	-	-
Monetary trusts	(0.12)	(5.52)
Domestic bonds	0.86	0.65
Domestic stocks	3.70	(1.40)
Foreign securities	1.65	1.63
Loans	1.69	1.65
Property and equipment	(3.97)	(1.32)
Total general accounts	1.34	0.61
Foreign investments	2.46	3.80

Notes:

1. Investment yields stated above represent the results calculated by dividing the net investment gain/loss included in ordinary revenue/expenses by the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

(7) Securities

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Government bonds	259,605	63.2%	273,685	66.6%
Municipal bonds	-	-	-	-
Corporate bonds	23,359	5.7	16,753	4.1
Public corporation bonds	932	0.2	970	0.2
Domestic stocks	2,939	0.7	2,855	0.7
Foreign securities	56,585	13.8	45,531	11.1
Foreign bonds	32,012	7.8	28,996	7.1
Foreign stocks and other securities	24,572	6.0	16,534	4.0
Other securities	68,041	16.6	72,090	17.5
Total	410,530	100.0	410,915	100.0

Securities by holding purposes categories

(Millions of Yen)

	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
As of March 31, 2004					
Government bonds	-	223,826	35,778	-	259,605
Municipal bonds	-	-	-	-	-
Corporate bonds	-	22,761	598	-	23,359
Public corporation bonds	-	932	-	-	932
Domestic stocks	-	-	2,939	-	2,939
Foreign securities	-	30,397	26,187	-	56,585
Foreign bonds	-	30,397	1,615	-	32,012
Foreign stocks and other securities	-	-	24,572	-	24,572
Other securities	-	-	68,041	-	68,041
Total	-	276,984	133,545	-	410,530

(8) Stock holdings by industry

(Millions of Yen, %)

		As of March 31, 2004		As of March 31, 2003	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		-	-	-	-
Mining		-	-	-	-
Construction		23	0.8%	28	1.0%
Manufacturing industries					
	Food products	-	-	-	-
	Textiles and clothing	-	-	-	-
	Pulp and paper	-	-	-	-
	Chemicals	-	-	-	-
	Medicals	-	-	-	-
	Oil and coal products	-	-	-	-
	Rubber products	-	-	-	-
	Glass and stone products	-	-	-	-
	Steel	-	-	-	-
	Non-steel metals	-	-	-	-
	Metal products	-	-	-	-
	Machinery	-	-	-	-
	Electric appliances	-	-	-	-
	Transportation vehicles	-	-	-	-
	Precision machinery	-	-	-	-
	Others	7	0.2	7	0.2
Electric and gas utilities		-	-	-	-
Transportation/ information and telecommunications					
	Ground transportation	3	0.1	3	0.1
	Water transportation	13	0.4	13	0.5
	Air transportation	26	0.9	26	0.9
	Warehouses / transportation	-	-	-	-
	Information and telecommunications	-	-	-	-
Commerce					
	Wholesalers	-	-	-	-
	Retailers	199	6.8	96	3.4
Financial services / insurance					
	Banking	2,504	85.2	2,504	87.7
	Securities and commodity futures trading	7	0.3	19	0.7
	Insurance	-	-	-	-
	Other financial services	24	0.8	24	0.8
Real estate		50	1.7	51	1.8
Service companies		79	2.7	79	2.8
Total		2,939	100.0	2,855	100.0

Note: The business-type categorization is pursuant to the business-type categorization item specified by the Securities Identification Code Committee

(9) Loans

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Policy loans	19,181	73.0%	20,244	39.1%
Policyholder loans	14,759	56.1	15,733	30.4
Premium loans	4,422	16.8	4,511	8.7
Commercial loans	7,106	27.0	31,592	60.9
Loans to non-residents	200	0.8	400	0.8
Loans to corporations	6,350	24.2	25,381	49.0
Loans to domestic corporations	6,350	24.2	25,381	49.0
Loans to Japanese government, government-related organizations and international organizations	694	2.6	2,108	4.1
Loans to Japanese local governments and public entities	11	0.0	4,038	7.8
Mortgage loans	-	-	-	-
Consumer loans	-	-	-	-
Others	50	0.2	63	0.1
Total Loans	26,288	100.0	51,836	100.0

(10) Loans to do Domestic Companies by Company Size

(Millions of Yen, %)

		As of March 31, 2004		As of March 31, 2003	
		Amount	Percentage	Amount	Percentage
Large corporations	Number of debtors	8	66.7%	17	68.0%
	Amount of loans	5,671	89.3	24,231	95.5
Medium-sized corporations	Number of debtors	1	8.3	1	4.0
	Amount of loans	103	1.6	118	0.5
Small corporations	Number of debtors	3	25.0	7	28.0
	Amount of loans	574	9.1	1,031	4.1
Total	Number of debtors	12	100.0	25	100.0
	Amount of loans	6,350	100.0	25,381	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the

3. Small corporations are defined, for purposes of the above table, as all other

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(11) Foreign Investments

a. Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed) (Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Foreign bonds	1,615	1.6	-	-
Foreign stocks	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	149	0.1	247	0.3
Total	1,764	1.7	247	0.3

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-
Total	-	-	-	-

(c) Denominated in yen (Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	200	0.2	400	0.4
Foreign bonds and others	98,954	98.1	95,654	99.3
Total	99,154	98.3	96,054	99.7

(d) Total (Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Total foreign investments	100,918	100.0	96,302	100.0

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
U.S. dollar	1,764	100.0	247	100.0
Euro	-	-	-	-
Canadian dollar	-	-	-	-
Australian dollar	-	-	-	-
British pound	-	-	-	-
Others	-	-	-	-
Total	1,764	100.0	247	100.0

(12) Fair Value Information on Securities and others

(1) Valuation gains(losses) on trading securities (Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains(Losses)	Current Fair Value and Carrying Value	Valuation Gains(Losses)
Trading securities	5,152	-	5,363	(1,171)

Note: The above table includes securities such as monetary trusts on trading securities.

(2)Fair value information on securities (except trading securities)

a. Securities with market value (Millions of Yen)

	As of March 31, 2004				
	Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	251,985	252,644	659	2,254	(1,594)
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	128,915	129,933	1,017	1,796	(779)
Domestic bonds	36,963	36,377	(586)	2	(588)
Domestic stocks	99	199	99	99	-
Foreign securities	26,186	26,187	0	179	(178)
Bonds	1,746	1,615	(131)	-	(131)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	380,900	382,577	1,676	4,051	(2,374)
Domestic bonds	258,551	259,480	929	2,256	(1,327)
Domestic stocks	99	199	99	99	-
Foreign securities	56,584	55,728	(855)	179	(1,034)
Bonds	32,144	31,156	(987)	-	(987)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value) (Millions of Yen)

	As of March 31, 2004
Held-to-maturity securities	24,999
Unlisted foreign bonds	-
Others	24,999
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	-
Other securities	3,786
Unlisted domestic stocks (excluding over-the-counter stocks)	2,739
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,046
Total	28,786

a. Securities with market value

(Millions of Yen)

	As of March 31, 2003				
	Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	248,857	253,111	4,254	5,218	(964)
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	107,304	108,017	712	1,365	(652)
Domestic bonds	20,546	20,578	31	66	(34)
Domestic stocks	99	96	(2)	-	(2)
Foreign securities	16,501	16,534	32	94	(61)
Bonds	-	-	-	-	-
Stocks, etc.	16,501	16,534	32	94	(61)
Other securities	70,055	70,637	581	1,135	(553)
Monetary claims purchased	101	170	69	69	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	356,162	361,129	4,967	6,584	(1,616)
Domestic bonds	240,407	245,376	4,968	5,275	(306)
Domestic stocks	99	96	(2)	-	(2)
Foreign securities	45,498	44,848	(650)	103	(753)
Bonds	28,996	28,313	(683)	8	(692)
Stocks, etc.	16,501	16,534	32	94	(61)
Other securities	70,055	70,637	581	1,135	(553)
Monetary claims purchased	101	170	69	69	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of Yen)

	As of March 31, 2003
Held-to-maturity securities	49,999
Unlisted foreign bonds	-
Others	49,999
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	-
Other securities	4,211
Unlisted domestic stocks (excluding over-the-counter stocks)	2,758
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,453
Total	54,211

(3) Fair value information on monetary trusts

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary Trusts	5,152	5,152	-	-	-

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary Trusts	5,263	5,263	-	-	-

a. Monetary Trusts for Investment

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Carrying Value	Net Valuation Gains(Losses)	Carrying Value	Net Valuation Gains(Losses)
Monetary Trusts for Investment	5,152	-	5,263	(1,171)

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts for held-to-maturity securities	-	-	-	-	-
Monetary trusts for policy reserve matching securities	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

	As of March 31, 2003				
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts for held-to-maturity securities	-	-	-	-	-
Monetary trusts for policy reserve matching securities	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

(4) Fair value information on derivative transactions

The Company held no interest-related, currency-related, stock-related and bond-related derivative instruments as of March 31, 2003 and 2004.

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of separate account assets

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003
	Amount	Amount
Individual variable insurance	2,841	2,514
Individual variable annuities	176,020	64,749
Group annuities	775	8,214
Total	179,637	75,479

(2) Status of individual variable insurance (separate accounts)

a. Total number of policies and total policy amount in force

(Number: Thousands, Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Number	Amount	Number	Amount
Variable insurance (term life)	0	25	0	25
Variable insurance (whole life)	3	13,361	3	13,570
Total	3	13,386	3	13,596

b. Asset composition

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	274	9.6	408	16.3
Securities	2,535	89.2	2,074	82.5
Domestic bonds	519	18.3	311	12.4
Domestic stocks	1,521	53.5	1,521	60.5
Foreign securities	494	17.4	242	9.6
Foreign bonds	494	17.4	242	9.6
Foreign stocks and other securities	-	-	-	-
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	32	1.1	31	1.2
Reserve for possible loan losses	-	-	-	-
Total assets	2,841	100.0	2,514	100.0

c. Net investment gains / losses

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
	Amount	Amount
Interests, dividends and income from real estate for rent	38	39
Gains on sale of securities	33	-
Gains on redemption of securities	-	9
Valuation gains on securities	2,965	2,885
Foreign exchange gains, net	-	0
Gains from derivatives, net	-	-
Other investment income	0	-
Losses on sale of securities	738	11
Amortization of securities	10	-
Devaluation losses on securities	1,779	3,520
Foreign exchange losses, net	0	-
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment gains/losses	510	(596)

d. Fair value information on securities

Valuation gains (losses) on trading securities

	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	2,535	1,186	2,074	(634)

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2003 and 2004.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2003 and 2004.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2003 and 2004.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2003 and 2004.

(3) Status of individual variable annuities (separate accounts)

a. Total number of policies and total policy amount in force (Number: Thousands, Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Number	Amount	Number	Amount
Individual variable annuities	25	175,105	11	64,131

b. Asset composition (Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	6,841	3.9	5,065	7.8
Securities	168,044	95.5	57,884	89.4
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign securities	1,548	0.9	1,752	2.7
Foreign bonds	-	-	-	-
Foreign stocks and other securities	1,548	0.9	1,752	2.7
Other securities	166,495	94.6	56,132	86.7
Loans	-	-	-	-
Other assets	1,134	0.6	1,799	2.8
Reserve for possible loan losses	-	-	-	-
Total assets	176,020	100.0	64,749	100.0

c. Net investment gains / losses (Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
	Amount	Amount
Interests, dividends and income from real estate for rent	442	35
Gains on sale of securities	-	-
Gains on redemption of securities	-	-
Valuation gains on securities	30,056	1,000
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	47	55
Amortization of securities	-	-
Devaluation losses on securities	9,308	3,342
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	-	-
Net investment gains/losses	21,143	(2,361)

d. Fair value information on securities

Valuation gains (losses) on trading securities

	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	168,044	20,748	57,884	(2,342)

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2003 and 2004.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2003 and 2004.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2003 and 2004.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2003 and 2004.

4. Company Total of General Account Assets and Separate Account Assets

(1) Asset Composition

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	43,053	6.3	47,933	7.8
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	173	0.0	170	0.0
Securities under proprietary accounts	-	-	-	-
Monetary trusts	5,152	0.8	5,263	0.9
Securities	581,796	85.3	478,677	78.0
Domestic bonds	283,802	41.6	293,706	47.9
Domestic stocks	4,827	0.7	6,883	1.1
Foreign securities	58,628	8.6	49,864	8.1
Foreign bonds	32,507	4.8	30,220	4.9
Foreign stocks and other securities	26,120	3.8	19,644	3.2
Other securities	234,537	34.4	128,222	20.9
Loans	26,288	3.9	51,836	8.4
Policy loans	19,181	2.8	20,244	3.3
Commercial loans	7,106	1.0	31,592	5.1
Property and equipment	2,121	0.3	2,171	0.4
Deferred tax assets	-	-	-	-
Other assets	24,938	3.7	29,220	4.8
Reserve for possible loan losses	(1,243)	(0.2)	(1,621)	(0.3)
Total assets	682,282	100.0	613,651	100.0
Foreign currency denominated assets	3,816	0.6	4,610	0.8

(2) Changes in the Amount of Assets by Categories

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
	Amount	Amount
Cash and deposits, call loans	(4,879)	18,201
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	3	20
Securities under proprietary accounts	-	-
Monetary trusts	(110)	4,762
Securities	103,118	9,113
Domestic bonds	(9,903)	(149,126)
Domestic stocks	(2,055)	35
Foreign securities	8,763	45,245
Foreign bonds	2,287	28,197
Foreign stocks and other securities	6,476	17,047
Other securities	106,314	112,958
Loans	(25,548)	(12,106)
Policy loans	(1,062)	(1,079)
Commercial loans	(24,485)	(11,027)
Property and equipment	(49)	112
Deferred tax assets	-	-
Other assets	(4,281)	(4,995)
Reserve for possible loan losses	378	(80)
Total assets	68,631	15,026
Foreign currency denominated assets	(793)	(52)

(3) Net investment gains / losses

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Interests, dividends and income from real estate for rent	6,077	4,577
Interest income from deposits	2	19
Interest income and dividends from securities	5,239	3,499
Interest income from loans	833	1,037
Income from real estate for rent	1	15
Other income from interest and dividends	0	5
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	984	170
Gains on sale of domestic bonds	211	160
Gains on sale of domestic stocks	1	0
Gains on sale of foreign securities	95	-
Other	676	8
Gains on redemption of securities	25	24
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	325	444
Gains from separate accounts, net	22,605	-
Total	30,019	5,217

	Year Ended March 31, 2004	Year Ended March 31, 2003
Interest expense	0	126
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	6	1,171
Losses on investments in trading securities, net	-	-
Losses on sale of securities	181	26
Losses on sale of domestic bonds	0	0
Losses on sale of domestic stocks	-	-
Losses on sale of foreign securities	122	-
Other	58	25
Devaluation losses on securities	17	8
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	17	8
Devaluation losses on foreign securities	-	-
Amortization of securities	3	-
Losses from derivatives, net	-	-
Foreign exchange losses, net	1	-
Provision for reserve for possible loan losses	-	137
Write-off of loans	-	-
Depreciation of real estate for rent	44	23
Other investment expenses	243	295
Losses from separate accounts, net	-	4,332
Total	500	6,121

	Year Ended March 31, 2004	Year Ended March 31, 2003
Net investment gains/losses	29,519	(904)

(4) Fair value information on securities and others (Company total)

(a) Valuation gains (losses) on trading securities (Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	176,418	23,106	73,024	(4,998)

(b). Fair value information on securities (except trading securities)

(b)-1. Securities with market value (Millions of Yen)

	As of March 31, 2004				
	Cost / Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	251,985	252,644	659	2,254	(1,594)
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for -sale securities	128,915	129,933	1,017	1,796	(779)
Domestic bonds	36,963	36,377	(586)	2	(588)
Domestic stocks	99	199	99	99	-
Foreign securities	26,186	26,187	0	179	(178)
Bonds	1,746	1,615	(131)	-	(131)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	380,900	382,577	1,676	4,051	(2,374)
Domestic bonds	258,551	259,480	929	2,256	(1,327)
Domestic stocks	99	199	99	99	-
Foreign securities	56,584	55,728	(855)	179	(1,034)
Bonds	32,144	31,156	(987)	-	(987)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of March 31, 2004
Held-to-maturity securities	24,999
Unlisted foreign bonds	-
Others	24,999
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	-
Other securities	3,786
Unlisted domestic stocks (excluding over-the-counter stocks)	2,739
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,046
Total	28,786

(b)-1. Securities with market value (Millions of Yen)

	As of March 31, 2003				
	Cost / Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	248,857	253,111	4,254	5,218	(964)
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated compan	-	-	-	-	-
Available-for -sale securities	107,304	108,017	712	1,365	(652)
Domestic bonds	20,546	20,578	31	66	(34)
Domestic stocks	99	96	(2)	-	(2)
Foreign securities	16,501	16,534	32	94	(61)
Bonds	-	-	-	-	-
Stocks, etc.	16,501	16,534	32	94	(61)
Other securities	70,055	70,637	581	1,135	(553)
Monetary claims purchased	101	170	69	69	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	356,162	361,129	4,967	6,584	(1,616)
Domestic bonds	240,407	245,376	4,968	5,275	(306)
Domestic stocks	99	96	(2)	-	(2)
Foreign securities	45,498	44,848	(650)	103	(753)
Bonds	28,996	28,313	(683)	8	(692)
Stocks, etc.	16,501	16,534	32	94	(61)
Other securities	70,055	70,637	581	1,135	(553)
Monetary claims purchased	101	170	69	69	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of March 31, 2003
Held-to-maturity securities	49,999
Unlisted foreign bonds	-
Others	49,999
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	-
Other securities	4,211
Unlisted domestic stocks (excluding over-the-counter stocks	2,758
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,453
Total	54,211

(c) Fair value information on monetary trusts

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts	5,152	5,152	-	-	-

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts	5,263	5,263	-	-	-

a. Monetary trusts on trading securities

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2003	
	Carrying Value	Net Valuation Gains (Losses)	Carrying Value	Net Valuation Gains (Losses)
Monetary trusts on trading securities	5,152	-	5,263	(1,171)

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

	As of March 31, 2004				
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts for held-to-maturity securities	-	-	-	-	-
Monetary trusts for policy reserve matching securities	-	-	-	-	-
Other monetary trusts	-	-	-	-	-
Total	-	-	-	-	-

	As of March 31, 2003				
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary trusts for held-to-maturity securities	-	-	-	-	-
Monetary trusts for policy reserve matching securities	-	-	-	-	-
Other monetary trusts	-	-	-	-	-
Total	-	-	-	-	-

(4) Fair value information on derivative transactions

The Company held no interest-related, currency-related, stock-related and bond-related derivative instruments as of March 31, 2003 and 2004.

5. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Million of Yen, %)

	As of March 31, 2004	As of March 31, 2003
Loans to bankrupt companies	-	-
Past due loans	8,808	8,959
Loans over due for three months or more	-	-
Restructured loans	-	-
Total: a	8,808	8,959
[% of total loans]	[33.51]	[17.28]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 1 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 1or 2 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 1, 2 or 3 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of March 31, 2004 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

6. Disclosed Claims Based on Insurance Business Law Standard

(Millions of Yen, %)

	As of March 31, 2004	As of March 31, 2003
Claims against bankrupt and quasi-bankrupt obligors	8,929	8,969
Claims with collection risk	-	115
Claims for special attention	-	-
Sub-total	8,929	9,084
[% of Total]	[33.51]	[17.39]
Claims against normal obligors	17,713	43,163
Total	26,642	52,247

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included total loan amounts above as of March 31, 2004 is 19,491 million yen, including 8,929 million yen of claims against bankrupt and quasi-bankrupt obligors, and 10,562 million yen of claims against normal obligors.

(Reference) Reserves for possible loan losses

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003	Comparison
a. General reserve	22	355	(332)
b. Specific reserve	1,220	1,266	(46)

7. Core Profit and Reconciliation to Ordinary Profit

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Core profit (A)	(3,153)	(3,252)
Capital gains	984	170
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	984	170
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Others	-	-
Capital losses	206	1,206
Losses from monetary trusts, net	6	1,171
Losses on investments in trading securities, net	-	-
Losses on sale of securities	181	26
Devaluation losses on securities	17	8
Losses from derivatives, net	-	-
Foreign exchange losses, net	1	-
Others	-	-
Capital gains/losses (B)	777	(1,035)
(A+B)	(2,376)	(4,287)
Other one-time gains	-	-
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	-	-
Others	-	-
Other one-time losses	291	179
Reinsurance premiums	-	-
Provision for contingency reserve	291	132
Provision for specific reserve for possible loan losses	-	47
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	-	-
Others	-	-
Other one-time gains/losses (C)	(291)	(179)
Ordinary profit (A+B+C)	(2,667)	(4,466)

8. Solvency Margin Ratio

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2003
Total solvency margin (A)	23,115	26,815
Equity (less certain items)	20,122	23,891
Reserve for price fluctuations	194	101
Contingency reserve	465	174
Reserve for possible loan losses	22	355
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	915	641
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	9
Excess of amount of policy surrender payment	785	740
Unalloted portion of reserve for policyholder dividends	-	-
Future profits	609	901
Deferred tax assets	-	-
Subordinated debt	-	-
Deductible items	-	-
Total risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	4,694	5,197
Insurance risk R_1	3,580	3,788
Assumed investment yield risk R_2	441	477
Investment risk R_3	2,292	2,764
Business risk R_4	189	210
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$	984.8%	1,031.9%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

File No.82-34783

May 19, 2004
T&D Financial Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2004
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

			Fiscal Year Ended March 31, 2003		Six Months Ended September 30, 2003		Fiscal Year Ended March 31, 2004	
			Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount		(MY)	467,550	168.1%	234,673	8.4%	444,001	(5.0%)
Policy Amount in Force		(MY)	3,314,260	(8.4%)	3,212,060	(6.7%)	3,135,754	(5.4%)
Surrender & Lapse Amount		(MY)	606,207	(16.1%)	280,223	(9.7%)	518,716	(14.4%)
Surrender & Lapse Rate		(%)	16.75		8.46		15.65	
Income from Insurance Premiums		(MY)	127,405	261.0%	93,108	142.9%	156,144	22.6%
Individual Insurance and Annuities included		(MY)	110,689	320.3%	84,138	167.2%	139,525	26.1%
Group Insurance and Annuities included		(MY)	14,735	66.3%	7,010	3.1%	13,371	(9.3%)
Annualized Premiums of 3rd Sector Products	New Policies	(MY)	-	-	-	-	601	-
	Total Policies	(MY)	-	-	-	-	8,237	-

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. % change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2003 is presented in comparison with the six months ended September 30, 2002. (hereinafter, same if not mentioned otherwise)
4. Annualized premiums on new policies of 3rd sector include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
		Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	(MY)	613,651	2.5%	659,755	12.2%	682,282	11.2%
Adjusted Net Asset	(MY)	33,675	186.1%	31,257	(1.3%)	34,638	2.9%
Adjusted Net Asset/ General Account Assets	(%)	6.2		6.0		6.9	
Solvency Margin Ratio	(%)	1031.9		959.1		984.8	

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield

		Fiscal Year Ended March 31, 2003		Fiscal Year Ended March 31, 2004		Fiscal Year Ending March 31, 2005 (Forecast)
		Amount	Change	Amount	Change	Amount
Core Profit	(MY)	(3,252)	-	(3,153)	-	(3,000)

		Fiscal Year Ended March 31, 2003		Fiscal Year Ended March 31, 2004		Fiscal Year Ending March 31, 2005 (Forecast)
		Amount	% Change	Amount	% Change	Amount
Amount of Negative Spread	(MY)	6,859	43.8%	3,993	(41.8%)	4,000

		Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Fiscal Year Ending March 31, 2005 (Forecast)
Investment Yield for Core Profit	(%)	0.90	1.34	1.31
Investment Yield – General Account	(%)	0.61	1.34	1.23
Average Assumed Investment Yield (yearly average)	(%)	2.29	2.21	2.20

(Reference)

		Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Fiscal Year Ending March 31, 2005 (Forecast)
Investment Yield – General Account (at fair value)	(%)	1.45	0.70	

(4) Policy and Other Reserves

		As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
		Amount	% Change	Amount	% Change	Amount	% Change
Policy Reserve (Note)	(MY)	550,152	1.8%	600,312	14.7%	625,140	13.6%
General Account included	(MY)	478,000	(8.6%)	460,076	(8.2%)	447,794	(6.3%)
Special Account included	(MY)	72,152	315.6%	140,235	530.5%	177,345	145.5%
Reserve for Price Fluctuations	(MY)	101	1162.5%	158	316.2%	194	92.1%
Contingency Reserve	(MY)	174	312.2%	353	239.1%	465	166.8%
Contingency Reserve 1 included	(MY)	174	312.2%	353	239.1%	465	166.8%
Contingency Reserve 2 included	(MY)	-	-	-	-	-	-
Contingency Reserve Fund	(MY)	-	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-	-
Appropriated Retained Earnings for General Purpose	(MY)	-	-	-	-	-	-

Note: The amount of policy reserve excludes the amount of contingency reserve.

(5) Unrealized Gains/Losses

		As of March 31, 2003		As of September 30, 2003		As of March 31, 2004	
		Amount	Change	Amount	Change	Amount	Change
Securities	(MY)	4,897	4,749	(484)	(3,464)	1,604	(3,293)
Domestic Stocks included	(MY)	(2)	(2)	39	25	99	102
Domestic Bonds included	(MY)	4,968	4,923	(710)	(3,275)	929	(4,039)
Foreign Stocks included	(MY)	(650)	(843)	(1,245)	(833)	(855)	(205)
Real Estate (domestic land and lease)	(MY)	11	(235)	-	(82)	-	(11)

Note: These figures do not include securities without readily obtainable current fair value.

(6) Investment for the Fiscal Year Ended March 31, 2004

		Net Increase (decrease)	Fiscal Year Ending March 31, 2005
Domestic Stocks	(MY)	(18)	Level-Off
Domestic Bonds	(MY)	(6,856)	Slight decrease
Foreign Stocks	(MY)	7,938	Level-Off
Foreign Bonds	(MY)	3,147	Level-Off
Other Securities	(MY)	(4,897)	Slight increase
Real Estate	(MY)	(49)	Level-Off

Notes:

1. Domestic stocks and foreign stocks include those held in monetary trusts.

2. The amount of net increase (decrease) for the fiscal year ended March 31, 2004 are book value basis.

(7) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2004

NIKKEI Average	(yen)		approx.	11,100
TOPIX	(point)		approx.	1,120
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.5
	(%)	Steepening case	approx.	1.5
Foreign Securities	(yen)		approx.	114

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (March31, 2004: 1.45%).

2. These figures are calculated based on asset holdings as of March 31, 2004 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of March 31, 2004 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indice for Foreign Securities is calculated on a U.S. dollar/yen rate basis.

(8) Performance forecast for the Fiscal Year Ending March 31, 2005

		Fiscal Year Ending March 31, 2005
Income from Insurance Premiums	(BY)	134
Core Profit	(BY)	(3)
Policy Amount in Force	(BY)	3,108

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of March 31, 2004

a. Contributions from Domestic Banks

		Amount
Funds	(MY)	-
Subordinated Loans and Debentures	(MY)	-

b. Contributions to Domestic Banks

		Amount
Bank Stocks Held	(MY)	2,504
Preferred Stocks issued by Foreign Subsidiaries	(MY)	-
Preferred Securities issued by Foreign Subsidiaries	(MY)	-
Subordinated Loans and Debentures	(MY)	14,995

(10) Number of Employees

		As of March 31, 2003	As of September 30, 2003	As of March 31, 2004
In-house Sales Representatives	(person)	940	948	954
Administrative personnel	(person)	500	493	487

(11) OTC Sales thorough Banks for the Fiscal Year Ended March 31, 2004

		Number of New Policy Amount		Income from Insurance Premiums
Variable annuities	(number)	12,538	(MY)	83,029
Fixed annuities	(number)	-	(MY)	-

(12) Other Questions

Future plans for capital raising

- We believe that T&D Financial Life is currently maintaining an ample capital level. Therefore, We have no plans to raise a capital.

Future restructuring plans

- Under the holding company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies and integration of overlapping back-office functions to realize operational efficiency.

The Company's position related to the reduction of assumed investment yields for existing individual insurance policies and annuities

- According to the Insurance Business Law, assumed investment yield reduction may be implemented "only when there is a possibility of a failure in continuing insurance business operations" and the proceeding of a given yield reduction must be initiated be that particular insurance company.
- T&D Financial Life maintains sufficient financial soundness to conduct current operations.
- Consequently, we have no plan to apply to proceed with a yield reduction.

File No.82-34783


T&D
T&D Life Group

May 19, 2004

T&D Holdings, Inc.
(Code Number: 8795, First Sections of the TSE and OSE)
Taiyo Life Insurance Company
Daido Life Insurance Company
T&D Financial Life Insurance Company

Disclosure of Embedded Value as of March 31, 2004

T&D Holdings, Inc. (Naoteru Miyato, President), Taiyo Life Insurance Company (Katsuro Oishi, President), Daido Life Insurance Company (Haruo Kuramochi, President) and T&D Financial Life Insurance Company (Osamu Mizuyama, President) hereby announce the Embedded Value (hereinafter, EV) calculations of the T&D Life Group (Total and by each company) as of March 31, 2004, as described below.

1. T&D Life Group's EV Results

The followings are the EV of the T&D Life Group (sum of the three life insurance companies' EV) and its breakdown as of March 31, 2004. T&D Life Group standardized the methodology and the approach to set major assumptions for the calculation of EV as of March 31, 2004.

(100 Millions of Yen)

	As of March 31, 2004
EV	11,178
Adjusted book value **(Note 1)**	6,403
Existing business value **(Note 2)**	4,774
EV of new business **(Note 3)**	530

(Note 1): Adjusted book value is calculated as follows:
Adjusted book value = Total equity (excluding net unrealized gains on securities)
+ Quasi-equity liabilities (reserve for price fluctuations, contingency reserve and unallotted portion of reserve for policyholder dividend)
+ General reserve for possible loan losses (after-tax)
+ Net unrealized gains (losses) on securities (after-tax) (excluding yen denominated bonds, including derivative transactions)
+ Net unrealized gains (losses) on real estate (after-tax)
- Deferred tax assets for quasi-equity liabilities.

(Note 2):
Existing business value = Present value of future after-tax profit on existing business in force
- present value of cost of capital.
"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed Solvency Margin Ratio.

(Note 3):
"EV of new business" included in total EV represents the value of new business (including new business from conversion) for the year ended March 31, 2004.

What is "Embedded Value (EV)"?

EV is the sum of "Adjusted book value" calculated from the balance sheet and "Existing business value" calculated from existing policies in force. In Europe and Canada, it is used as one of useful information for evaluating the corporate value of a stock life insurance company.

Under current statutory accounting practices applicable to life insurance companies in Japan, there is a time lag between the sale of policies and recognition of profits. The use of EV allows the contribution of future profit from new business to be recognized at the time of sale. It therefore serves as a valuable supplement to statutory financial information.

2. EV Results of the Thee Companies

The followings are the EV of Taiyo Life, Daido Life and T&D Financial Life.

(1) Taiyo Life

(100 Millions of Yen)

	As of March 31, 2004	As of March 31, 2003	Amount of Increase/Decrease
EV	3,407	1,824	1,583
Adjusted book value	2,767	1,399	1,368
Existing business value	639	425	214
EV of new business	322	284	38

Note: Since T&D Life Group standardized the EV calculation method, part of definition of adjusted book value as of March 31, 2004, has changed. Taiyo Life's adjusted book value as of March 31, 2003 is calculated as follows:

Adjusted book value = Total equity (excluding net unrealized gains on securities and expected disbursements from equity outside the company)
+ Quasi-equity liabilities (reserve for price fluctuations, contingency reserve and unallotted portion of reserve for policyholder dividend)
+ General reserve for possible loan losses (after-tax)
+ Net unrealized gains (losses) on securities (after-tax) (excluding yen denominated bonds, including derivative transactions)
+ Net unrealized gains (losses) on real estate (after-tax)
- Deferred tax assets for quasi-equity Liabilities.

(2) Daido Life

(100 Millions of Yen)

	As of March 31, 2004	As of March 31, 2003	Amount of Increase/Decrease
EV	7,342	4,320	3,022
Adjusted book value	3,348	1,932	1,415
Existing business value	3,994	2,387	1,606
EV of new business	230	235	(5)

Note: Since T&D Life Group standardized the EV calculation method, part of definition of adjusted book value as of March 31, 2004, has changed. Daido Life's adjusted book value as of March 31, 2003 is calculated as follows:

Adjusted book value = Total equity (excluding net unrealized gains on securities)
+ Quasi-equity liabilities (reserve for price fluctuations, contingency reserve and unallotted portion of reserve for policyholder dividend)
+ Net unrealized gains (losses) on securities (after-tax) (excluding held-to-maturity bonds and bonds due in one year or more within "available-for sale securities" which are meant to be held to maturity)
+ Net unrealized gains (losses) on real estate (after-tax)
- Deferred tax assets for quasi-equity Liabilities.

(3) T&D Financial Life

(100 Millions of Yen)

	As of March 31, 2004
EV	429
Adjusted book value	288
Existing business value	141
EV of new business	(22)

Note 1: Since this is the first time T&D Financial Life discloses its EV, EV as of March 31, 2003 is not available.
Note 2: T&D Financial Life's adjusted book value is calculated as follows:
Adjusted book value calculated in accordance with **Note 1** to paragraph **1. T&D Life Group's EV Results** - goodwill + deferred tax assets + deferred tax assets for amortization of goodwill.
Although deferred tax assets were not recorded on the balance sheet of T&D Financial Life as of March 31, 2004, they are included in adjusted book value according to the calculation above. They amount to 15.6 billion yen which T&D Financial Life expect to be refunded in the future periods with the adoption of a consolidated tax payment system after the establishment of T&D Holdings.

3. Major Assumptions

The followings are the major assumptions employed in the calculation of EV.

Item	How to Set Assumption
Discount Rate	6% Set by adding the assumed company's risk premium (4.5%) to the year-end risk free rate (the yield on 10-year Japanese government bonds is: 1.44%).
Investment Yield on New Investments	Set each company's planned asset allocation and assumed investment yield by assets categories on new investments (see details in table (1)-(3), on page 4). Taiyo Life: 2.14% Daido Life: 2.12% T&D Financial Life: 1.71%
Required Solvency Margin Ratio	600% Solvency margin ratio required to be maintained in the future assumed for the purpose of calculating the cost of capital.
Mortality	Set based on each company's experience for the most recent 3 fiscal years (based on FY2001 - 2003 actuals).
Surrender and Lapse	Set based on each company's experience for the most recent 3 fiscal years (based on FY2001 - 2003 actuals). **(Note 1)**
Operating Expenses	Set based on each company's experience for the most recent fiscal year (based on FY2003 actual).
Effective Tax Rate	Set based on the most recent effective tax rate (based on FY2003 actual).

(Note 1): To eliminate the influence of T&D Financial Life's special circumstances (the surrender and lapse rate temporarily increased when their business resumed after bankruptcy of Tokyo Life), the surrender and lapse rate of T&D Financial Life is set based on experience for the most recent fiscal year (2003).

(1) Taiyo Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset Categories	As of March 31, 2004		As of March 31, 2003	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and Deposits, Call Loans	0.04%	2.6%	0.03%	2.0%
Domestic Bonds, Commercial Loans	1.31%	67.5%	1.07%	65.5%
Domestic Stocks	6.44%	7.8%	6.74%	8.5%
Foreign Bonds	2.02%	14.2%	2.36%	12.0%
Other Assets	5.94%	7.9%	4.42%	12.0%
Total	2.14%	100.0%	2.09%	100.0%

(2) Daido Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset Categories	As of March 31, 2004		As of March 31, 2003	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and Deposits, Call Loans	0.04%	13.2%	0.06%	12.5%(FY2003) --9.0%(FY2023)
Domestic Bonds, Commercial Loans	1.23%	64.2%	1.40%	73.4%
Domestic Stocks	6.44%	8.7%	5.50%	3.5%
Foreign Bonds	2.75%	4.0%	3.06%	5.8%
Other Assets	6.63%	9.8%	5.17%(FY2003) --6.35%(FY2023)	4.8%(FY2003) --8.4%(FY2023)
Total	2.12%	100.0%	1.65%(FY2003) --1.93%(FY2023)	100.0%

(3) T&D Financial Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset Categories	As of March 31, 2004	
	Assumed investment yield	Asset allocation on new investment
Cash and Deposits, Call Loans	0.04%	3.0%
Domestic Bonds	1.28%	69.0%
Domestic Stocks	6.44%	2.8%
Foreign Bonds	2.32%	22.0%
Other Assets	4.13%	3.2%
Total	1.71%	100.0%

Note 1: For the Assumed Investment Yield used in each asset category, Domestic Bonds, Commercial Loans, and Foreign Bonds are calculated based on each company's investment plan (composition of maturity date, ratings, etc., are considered for Domestic Bonds and Commercial Loans, and currency position and hedge ratio are considered for Foreign Bonds). Other categories are calculated based on the figure standardized by T&D Life Group.

Note 2: "Other Assets" include Real Estate, Foreign Stocks, Policy Loans, Private Equities and Hedge Funds, etc.

4. Effects of Changes in Assumptions (Sensitivities)

The followings are the effects on EV of changes in assumptions.

(1) Taiyo Life

(100 Millions of Yen)

		Amount of Increase/ Decrease	EV Amount
Discount Rate	Up from 6% to 7%	(94)	3,313
	Down from 6% to 5%	105	3,512
Solvency Margin Ratio	Up from 600% to 700%	(240)	3,167
	Down from 600% to 500%	236	3,643
Investment Yield: +0.25%	Total Assets	614	4,021
	New Investment Assets	286	3,693
Investment Yield: -0.25%	Total Assets	(614)	2,793
	New Investment Assets	(287)	3,120
Surrender and Lapse Rate in Individual Insurance and Annuities	Assumption x 110%	(10)	3,397
	Assumption x 90%	12	3,419

(2) Daido Life

(100 Millions of Yen)

		Amount of Increase/ Decrease	EV Amount
Discount Rate	Up from 6% to 7%	(302)	7,040
	Down from 6% to 5%	343	7,686
Solvency Margin Ratio	Up from 600% to 700%	(95)	7,246
	Down from 600% to 500%	95	7,438
Investment Yield: +0.25%	Total Assets	833	8,176
	New Investment Assets	617	7,960
Investment Yield: -0.25%	Total Assets	(833)	6,508
	New Investment Assets	(617)	6,725
Surrender and Lapse Rate in Individual Insurance and Annuities	Assumption x 110%	(196)	7,146
	Assumption x 90%	218	7,560

(3) T&D Financial Life

(100 Millions of Yen)

		Amount of Increase/ Decrease	EV Amount
Discount Rate	Up from 6% to 7%	(7)	422
	Down from 6% to 5%	7	436
Solvency Margin Ratio	Up from 600% to 700%	(8)	421
	Down from 600% to 500%	8	437
Investment Yield: +0.25%	Total Assets	36	464
	New Investment Assets	16	444
Investment Yield: -0.25%	Total Assets	(36)	392
	New Investment Assets	(16)	413
Surrender and Lapse Rate in Individual Insurance and Annuities	Assumption x 110%	2	431
	Assumption x 90%	(2)	426

5. Analysis of Change in EV from March 31, 2003 to March 31, 2004

The followings are the analysis of change in EV of Taiyo Life and Daido Life from March 31, 2003 to March 31, 2004.

(100 Millions of Yen)

Item	Amount	
	Taiyo Life	Daido Life
(1) EV as of March 31, 2003	1,824	4,320
(2) Shareholder Dividends and Other **(Note 1)**	-	(45)
(3) Expected Interests from EV as of March 31, 2003 **(Note 2) (Note3)**	109	213
(4) Differences between Assumptions and Actual Experience for the Year Ended March 31, 2004 **(Note3)**	1,185	1,136
(5) Differences from Changes in the Assumptions	(34)	1,486
(6) EV of New Business for the Year Ended March 31, 2004	322	230
(7) EV as of March 31, 2004	3,407	7,342

(Note 1):
Since shareholder dividends and other figures are excluded in the calculation of Taiyo Life's EV as of March 31, 2003, the figure in (2) above will be zero.

(Note 2):
The amount of expected interests is calculated as follows: EV at the beginning of the fiscal year ((1)-(2) in the above table) x the discount rate applied to the EV calculation at the end of the previous fiscal year (Taiyo Life: 6%, Daido Life: 5%).

(Note 3):
(3) and (4) items in the above table include the amount of change in unrealized gains and losses on asset (after-tax). (Taiyo Life: 125.2 billion yen, Daido Life: 105.7 billion yen).

6. Note in Using EV

The calculation of EV involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future experience might materially differ from the assumptions used in the EV calculations.

Moreover, although EV is one of indicators of the corporate value of a stock life insurance company, actual market value may significantly diverge from EV. Therefore, investors should be careful in using EV.

7. Opinion of Actuarial Firm

To assure fairness, Taiyo Life, Daido Life and T&D Financial Life had requested Milliman Japan, an outside specialist (actuarial firm) equipped expert knowledge relating to actuarial calculations to review the calculation methodology, the assumptions, the consistency of methodology among three companies of T&D Life Group and the validity of results of EV calculation. The three companies have obtained opinions regarding EV calculations by Milliman Japan.

(To see the opinions, please refer to our Web site: URL http://www.td-holdings.co.jp/e/)